As filed with the Securities and Exchange Commission on December 22, 2016

Registration No. 333-214422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eldorado Resorts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7011	46-3657681
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

(775) 328-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary L. Carano

Chief Executive Officer

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

Telephone: (775) 328-0100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deborah Conrad Milbank, Tweed, Hadley & McCloy LLP 2029 Century Park East, 33rd Floor Los Angeles, CA 90067 (424) 386-4000	Edmund L. Quatmann, Jr. Chief Legal Officer Isle of Capri Casinos, Inc. 600 Emerson Road, Suite 300 St. Louis, Missouri 63141 (314) 813-9200	Paul W. Theiss William R. Kucera Philip J. Niehoff Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the registration statement becomes effective and all other conditions to the proposed mergers described in the enclosed joint proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.00001 per share.	35,630,866(1)	N/A	$402,430,387(2)	$46,642(3)

(1)	The number of shares of the registrant being registered is based upon an estimate of the product of (x) 41,355,302, the number of shares of common stock, par value $0.01 per share, of Isle of Capri Casinos, Inc. outstanding as of November 1, 2016 excluding shares held in treasury or owned by Isle of Capri Casinos, Inc. or any of its subsidiaries, multiplied by 42%, the maximum percentage of Isle of Capri Casinos, Inc. common stock for which stock consideration will be issued at the Effective Time (as described in the enclosed joint proxy statement/prospectus) plus an additional 4,383,438 shares of Isle of Capri Casinos, Inc. common stock that are subject to awards that are outstanding or may be made under Isle of Capri Casinos, Inc.’s equity incentive plans and (y) 1.638 shares of common stock, par value $0.00001 per share, of the registrant, which is the maximum number of shares of the registrant into which each share of Isle of Capri Casinos, Inc. common stock can be converted in the First Step Merger (as defined in the enclosed joint proxy statement/prospectus).
(2)	Pursuant to Rule 457(f) and Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”) and estimated solely for the purpose of calculating the registration fee, based on the market value of the shares of Isle of Capri Casinos, Inc. common stock expected to be exchanged for the registrant’s common stock in connection with the First Step Merger, as established by the average of the high and low sales price of Isle of Capri Casinos, Inc. common stock on NASDAQ on November 2, 2016 of $20.86. The registration fee was calculated as follows: The shares of Isle of Capri Casinos, Inc. outstanding (excluding shares held in treasury or owned by Isle of Capri Casinos, Inc. or any of its subsidiaries) is 41,355,302, with an additional 4,383,438 shares of Isle of Capri Casinos, Inc. common stock that are subject to awards that are outstanding or may be made under Isle of Capri Casinos, Inc.’s equity incentive plans. The market value of the securities to be received by the registrant equals 45,738,740 multiplied by $20.86, minus the cash to be paid by the registrant to Isle of Capri Casinos, Inc. shareholders (41,355,302 multiplied by 58% multiplied by $23.00). The resulting proposed maximum aggregate offering price for purposes of the fee equals $402,430,387.
(3)	Determined in accordance with Section 6(b) of the Securities Act and previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Eldorado Resorts, Inc. may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 22, 2016

100 West Liberty Street, Suite 1150 Reno, Nevada 89501	600 Emerson Road, Suite 300 St. Louis, Missouri 63141

[●], 2017

PROPOSED MERGERS—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Eldorado Resorts, Inc. and Isle of Capri Casinos, Inc.:

On September 19, 2016, Eldorado Resorts, Inc., a Nevada corporation (“ERI”), and Isle of Capri Casinos, Inc., a Delaware corporation (“Isle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which ERI will acquire Isle. The Merger Agreement provides for a business combination in which (a) a wholly-owned subsidiary of ERI will merge with and into Isle (the “First Step Merger”), and (b) immediately following the First Step Merger, Isle will merge with and into a separate wholly-owned subsidiary of ERI (the “Second Step Merger” and together with the First Step Merger, the “Mergers”). As a result of the Mergers, the separate corporate existence of Isle will cease, and the wholly-owned subsidiary of ERI will continue as the surviving company.

In the proposed First Step Merger, each issued and outstanding share of Isle common stock will be converted into the right to receive, at the election of the holder, subject to the proration and reallocation provisions in the Merger Agreement and described in this joint proxy statement/prospectus, either (a) $23.00 in cash, without interest, or (b) 1.638 shares of ERI common stock (which exchange ratio was determined based on ERI’s 30-trading day volume weighted average price of $14.04 as of September 18, 2016).

Elections by Isle stockholders are subject to proration and reallocation to the extent necessary to provide that 58% of the aggregate consideration to be paid by ERI in the First Step Merger (or $551.0 million) will be paid in cash and the remaining 42% of the aggregate consideration will be paid in shares of ERI common stock. Based on the number of shares of ERI common stock and Isle common stock outstanding on December 29, 2016, the record date for the special meeting for ERI stockholders (the “ERI Special Meeting”) and for the special meeting for Isle stockholders (the “Isle Special Meeting”), and assuming the Mergers occurred on that date, Isle stockholders would be issued an aggregate of approximately [●] million shares of ERI common stock and would hold approximately [●]%, in the aggregate, of the issued and outstanding shares of ERI common stock.

ERI common stock trades on the Nasdaq Global Select Market under the symbol “ERI.”

ERI will hold the ERI Special Meeting on January 25, 2017 at 10:00 a.m., Pacific Time, at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501. At the ERI Special Meeting, ERI’s stockholders will be asked to:

1.	approve the issuance of ERI common stock to Isle stockholders in the First Step Merger (the “Share Issuance”);

2.	approve one or more adjournments of the ERI Special Meeting if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting; and

3.	transact such other business as may properly come before the ERI Special Meeting.

The ERI board of directors unanimously recommends that ERI stockholders vote FOR each of the proposals presented at the ERI Special Meeting.

Concurrently with the execution of the Merger Agreement, Recreational Enterprises, Inc. (“REI”), a significant ERI stockholder, entered into a voting agreement pursuant to which REI agreed to vote all shares of ERI common stock owned by REI FOR the Share Issuance, subject to the terms and conditions of the voting agreement. At the close of business on December 29, 2016, the record date for the ERI Special Meeting, REI beneficially owned [●] shares of ERI common stock or approximately [●]% of the shares of ERI common stock outstanding on that date. REI has also agreed to certain restrictions on the sale of its shares of ERI common stock prior to the Mergers, as further described in this joint proxy statement/prospectus.

Isle will hold the Isle Special Meeting on January 25, 2017 at 1:00 p.m., Eastern Time, at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069. At the Isle Special Meeting, Isle’s stockholders will be asked to:

1.	adopt the Merger Agreement and approve the First Step Merger;

2.	approve, on an advisory basis, the compensation that will or may become payable to Isle’s principal executive officer, principal financial officer and three most highly compensated executive officers other than the principal executive officer and principal financial officer (such executive officers of Isle or ERI, as applicable, referred to in this joint proxy statement/prospectus as “named executive officers”) in connection with the Mergers;

3.	approve one or more adjournments of the Isle Special Meeting if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting; and

4.	transact such other business as may properly come before the Isle Special Meeting.

The Isle board of directors unanimously recommends that Isle stockholders vote FOR each of the proposals presented at the Isle Special Meeting.

Concurrently with the execution of the Merger Agreement, GFIL Holdings, LLC (“GFIL”), a significant Isle stockholder, entered into a voting agreement pursuant to which GFIL agreed to vote all shares of Isle common stock owned by GFIL FOR the adoption of the Merger Agreement and the approval of the First Step Merger, subject to the terms and conditions of the voting agreement. At the close of business on December 29, 2016, the record date for the Isle Special Meeting, GFIL beneficially owned [●] shares of Isle common stock or approximately [●]% of the shares of Isle common stock outstanding on that date. GFIL has also agreed to certain restrictions on the sale of its shares of Isle common stock prior to the Mergers, as further described in this joint proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the ERI Special Meeting or the Isle Special Meeting, as applicable, please take the time to vote over the Internet or by telephone as described in this joint proxy statement/prospectus or by completing the enclosed proxy card and mailing it in the enclosed envelope. Information about the meetings, the Mergers and the other business to be considered at the meetings is contained in this joint proxy statement/prospectus. You are urged to read this joint proxy statement/prospectus, including the annexes and the documents incorporated by reference, carefully and in its entirety.

In particular, you should carefully read “Risk Factors” beginning on page 38 for a discussion of certain of the material risks to consider in evaluating the Merger Agreement and the Mergers and how they will affect you.

Thank you for your cooperation and continued support.

Sincerely,

Gary L. Carano Chairman and Chief Executive Officer Eldorado Resorts, Inc.	Eric L. Hausler Chief Executive Officer Isle of Capri Casinos, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger Agreement and the Mergers described in this joint proxy statement/prospectus or the ERI common stock to be issued in the First Step Merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [●] and is first being mailed to ERI and Isle stockholders on or about January 4, 2017.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about each of ERI and Isle from documents that each company has filed with the Securities and Exchange Commission (the “SEC”) but that, except as provided below under the heading “Accompanying Documents,” are not included in or delivered with this joint proxy statement/prospectus. You may read and copy any report, statement or other information that ERI and Isle file with the SEC at the SEC’s public reference room at the following location: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This information is available to you without charge upon your oral or written request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Eldorado Resorts, Inc. 100 West Liberty Street, Suite 1150 Reno, Nevada 89501 Attention: Investor Relations Telephone: (775) 328-0112 www.eldoradoresorts.com	Isle of Capri Casinos, Inc. 600 Emerson Road, Suite 300 St. Louis, Missouri 63141 Attention: Investor Relations Telephone: (314) 813-9200 www.islecorp.com

All website addresses given in this joint proxy statement/prospectus are for informational purposes only and are not intended to be active links and information contained on the websites of ERI or Isle is not incorporated by reference in, nor considered to be part of, this joint proxy statement/prospectus.

If you would like to request documents, please do so by January 18, 2017 at 5:00 p.m., Eastern Time in order to receive them before the meetings.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you can obtain it, please see “Where You Can Find More Information” beginning on page 207.

ACCOMPANYING DOCUMENTS

This joint proxy statement/prospectus is accompanied by copies of the following documents:

•	ERI’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	ERI’s Amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2015;

•	ERI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016;

•	Isle’s Annual Report on Form 10-K for the year ended April 24, 2016;

•	Isle’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2016; and

•	Isle’s Current Report on Form 8-K filed on December 21, 2016.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD JANUARY 25, 2017

To Our Stockholders:

A special meeting of stockholders of Eldorado Resorts, Inc., a Nevada corporation (“ERI”), will be held at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501 on January 25, 2017 at 10:00 a.m., Pacific Time. The special meeting of stockholders (the “ERI Special Meeting”) is being held for the following purposes:

1.    to approve the issuance (the “Share Issuance”) of ERI common stock, $0.00001 par value, to stockholders of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle”), in the transactions contemplated by the Agreement and Plan of Merger, dated as of September 19, 2016 (the “Merger Agreement”), by and among Isle, ERI, Eagle I Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of ERI (“Merger Sub A”), and Eagle II Acquisition Company LLC, a Delaware limited liability company and a wholly-owned subsidiary of ERI (“Merger Sub B”), pursuant to which (a) Merger Sub A will merge with and into Isle (the “First Step Merger”) and (b) immediately following the First Step Merger, Isle will merge with and into Merger Sub B (the “Second Step Merger” and together with the First Step Merger, the “Mergers”) (ERI Proposal No. 1);

2.    to approve one or more adjournments of the ERI Special Meeting if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2); and

3.    to transact such other business as may properly come before the ERI Special Meeting.

The above matters are more fully described in the accompanying joint proxy statement/prospectus of ERI and Isle, which provides you with information about ERI, Isle, the ERI Special Meeting, the Share Issuance, the Mergers, the Merger Agreement and other documents related to the Mergers and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Merger Agreement. ERI encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of ERI common stock as of the close of business on December 29, 2016, which is the record date for the ERI Special Meeting, are entitled to receive notice of and to vote at the ERI Special Meeting.

We hope that as many stockholders as possible will personally attend the ERI Special Meeting. Whether or not you plan to attend the ERI Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting in person at the ERI Special Meeting. The affirmative vote of a majority of the votes cast on the proposal to approve the Share Issuance, in person or by proxy, will be required to approve the Share Issuance. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the ERI Special Meeting will be required to approve the proposal to adjourn the ERI Special Meeting.

The ERI board of directors unanimously recommends that ERI stockholders vote FOR each of the proposals presented at the ERI Special Meeting.

By Order of the ERI Board of Directors,

Gary L. Carano Chairman and Chief Executive Officer

STOCKHOLDERS WHO CANNOT ATTEND IN PERSON ARE REQUESTED TO VOTE

AS PROMPTLY AS POSSIBLE

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD JANUARY 25, 2017

To Our Stockholders:

A special meeting of stockholders of Isle of Capri Casinos, Inc. (“Isle”) will be held at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069 on January 25, 2017 at 1:00 p.m., Eastern Time. The special meeting of stockholders (the “Isle Special Meeting”) is being held for the following purposes:

1.    to adopt the Merger Agreement and approve the First Step Merger (Isle Proposal No. 1);

2.    to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers (Isle Proposal No. 2);

3.    to approve one or more adjournments of the Isle Special Meeting if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting (Isle Proposal No. 3); and

4.    to transact such other business as may properly come before the Isle Special Meeting.

The above matters are more fully described in the accompanying joint proxy statement/prospectus of Isle and ERI, which provides you with information about Isle, ERI, the Isle Special Meeting, the Mergers, the Merger Agreement and other documents related to the Mergers and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Merger Agreement. Isle encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of Isle common stock as of the close of business on December 29, 2016, which is the record date for the Isle Special Meeting, are entitled to receive notice of and to vote at the Isle Special Meeting.

Whether or not you plan to attend the Isle Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting in person at the Isle Special Meeting.

Adoption of the Merger Agreement and approval of the First Step Merger requires the affirmative vote of the holders of at least two-thirds of the shares of Isle common stock outstanding as of the close of business on the record date for the Isle Special Meeting. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting will be required (a) to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers and (b) to approve the proposal to adjourn the Isle Special Meeting. Because the compensation vote is advisory, it will not be binding on Isle, and failure to receive the vote required for approval will not change Isle’s obligations to pay the merger-related compensation. The Isle board of directors unanimously recommends that Isle stockholders vote FOR each of the proposals presented at the Isle Special Meeting.

By Order of the Isle Board of Directors,

Eric L. Hausler Chief Executive Officer

STOCKHOLDERS WHO CANNOT ATTEND IN PERSON ARE REQUESTED TO

VOTE AS PROMPTLY AS POSSIBLE

i

CERTAIN DEFINED TERMS USED IN THIS JOINT PROXY STATEMENT/PROSPECTUS

Additional Agents	Each of Macquarie Capital Funding LLC, KeyBank, National Association, Capital One, National Association, SunTrust Bank and U.S. Bank National Association, in each case in their capacity as signatory to a Commitment Joinder.

Cash Consideration	The consideration payable in cash in respect of a share of Isle common stock in an amount equal to $23.00. Subject to the proration and reallocation provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Isle common stock for which the holder has elected to receive the Cash Consideration and each other share of Isle common stock that is required to be converted into Cash Consideration pursuant to the proration and reallocation provisions of the Merger Agreement will be converted into the right to receive the Cash Consideration.

Cash Election	An election to receive the Cash Consideration.

Code	The Internal Revenue Code of 1986, as amended.

Commitment Joinders	The five separate written joinders to the Commitment Letter entered into by ERI and JPMorgan Chase Bank, N.A., with each of the Additional Agents and certain affiliates of the Additional Agents as indicated thereon.

Commitment Letter	The Commitment Letter, dated September 19, 2016, by and between JPMorgan Chase Bank, N.A. and ERI, as modified by the Commitment Joinders.

Credit Suisse	Credit Suisse Securities (USA) LLC, Isle’s financial advisor.

DGCL	Delaware General Corporation Law.

Dissenting Shares	Shares of Isle common stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Mergers and who is entitled, pursuant to Section 262 of the DGCL, to demand and properly demands appraisal of those shares.

DLLCA	Delaware Limited Liability Company Act.

DOJ	U.S. Department of Justice.

Effective Time	The time at which the First Step Certificate of Merger is filed with the Secretary of State of the State of Delaware in connection with the First Step Merger, or such other time specified by mutual agreement of the parties to the First Step Merger.

Election Deadline	The deadline for each Isle stockholder to submit an election choosing the form of Merger Consideration that the Isle stockholder elects to receive in the First Step Merger in respect of the shares of Isle common stock held by that stockholder, which is 5:00 p.m., Eastern Time, on the thirtieth day following the mailing date of the transmittal materials. The election form will be mailed thirty-five days prior to the anticipated closing date of the Mergers, or on such other date as Isle and ERI may mutually agree, to each holder of record of Isle common stock as of the close of business on the fifth business day prior to the mailing date. You are not being asked to make an election at this time.

ERI	Eldorado Resorts, Inc., a Nevada corporation.

ERI Board	The board of directors of ERI.

Exchange Act	Securities Exchange Act of 1934, as amended.

Exchange Agent	Continental Stock Transfer & Trust Company.

First Step Certificate of Merger	Certificate of merger to be filed in connection with the First Step Merger.

First Step Merger	The merger of Merger Sub A with and into Isle, with Isle continuing as the surviving entity as a wholly-owned subsidiary of ERI.

FTC	The Federal Trade Commission.

GFIL	GFIL Holdings, LLC, a Delaware limited liability company.

GFIL Voting Agreement	The Voting Agreement, dated September 19, 2016, as it may be amended from time to time, by and among ERI, Isle and GFIL.

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

IRS	Internal Revenue Service.

Isle	Isle of Capri Casinos, Inc., a Delaware corporation.

Isle Board	The board of directors of Isle.

Isle Stock Plan	The Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (as amended from time to time) and/or the Isle of Capri Casinos, Inc. 2009 Long-Term Stock Incentive Plan (as amended from time to time).

JPM Securities	J.P. Morgan Securities LLC, ERI’s financial advisor.

Mayer Brown	Mayer Brown LLP, counsel to Isle.

Merger Agreement	Agreement and Plan of Merger, dated September 19, 2016, as it may be amended from time to time, by and among Isle, ERI, Merger Sub A and Merger Sub B.

Merger Consideration	With respect to a given share of Isle common stock, the right to receive either the Cash Consideration or the Stock Consideration.

Merger Sub A	Eagle I Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of ERI.

Merger Sub B	Eagle II Acquisition Company LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of ERI.

Mergers	First Step Merger and Second Step Merger, collectively.

Milbank	Milbank, Tweed, Hadley & McCloy LLP, counsel to ERI.

NASDAQ	The Nasdaq Global Select Market.

No Election Shares	Shares of Isle common stock with respect to which a holder makes no election to receive the Stock Consideration or the Cash Consideration (other than Dissenting Shares).

NRS	Nevada Revised Statute, as amended.

REI	Recreational Enterprises, Inc.

REI Voting Agreement	The Voting Agreement, dated September 19, 2016, as it may be amended from time to time, by and among Isle, ERI and REI.

SEC	U.S. Securities and Exchange Commission.

Second Step Merger	The merger of Isle (as the surviving entity of the First Step Merger) with and into Merger Sub B, with Merger Sub B surviving the merger as a wholly-owned direct subsidiary of ERI.

Securities Act	The Securities Act of 1933, as amended.

Share Issuance	The issuance of shares of ERI common stock to Isle stockholders as the aggregate Stock Consideration in the First Step Merger.

Stock Consideration	The consideration payable in respect of a share of Isle common stock that will be payable in shares of ERI common stock, which consideration will consist of 1.638 shares of ERI common stock. No fractional shares of ERI common stock will be issued as part of the Stock Consideration. The Exchange Agent will aggregate and sell all fractional shares issuable as part of the Stock Consideration at the prevailing price on NASDAQ. An Isle stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash generated from such sales attributable to the stockholder’s proportionate interest in the net proceeds of such sales, less expenses and without interest. Subject to the proration and reallocation provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Isle common stock for which the holder has elected to receive Stock Consideration, and each other share of Isle common stock that is required to be converted into Stock Consideration pursuant to the proration and reallocation provisions of the Merger Agreement, will be converted into the right to receive the Stock Consideration.

Stock Election	An election to receive the Stock Consideration.

Treasury Regulations	The regulations promulgated under the Code by the United States Department of Treasury.

QUESTIONS AND ANSWERS ABOUT THE ERI SPECIAL MEETING

The ERI Board is soliciting proxies from its stockholders to vote at a special meeting of ERI stockholders, to be held at 10:00 a.m., Pacific Time, on January 25, 2017 at Eldorado Resort Casino, 345 N. Virginia St., Reno Nevada 89501 (the “ERI Special Meeting”), and any adjournment of the ERI Special Meeting, if appropriate.

The questions and answers below highlight selected information from this joint proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, (a) the Merger Agreement, the Merger Consideration and the Share Issuance, (b) the Mergers and (c) the ERI Special Meeting, where the stockholders of ERI will be asked to consider and vote on the approval of the Share Issuance and related matters.

The following questions and answers do not contain all of the information that is important to you. You should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference, to fully understand the matters to be acted upon and the voting procedures for the ERI Special Meeting. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 207.

For certain questions and answers about the Isle Special Meeting, see “Questions and Answers about the Mergers and the Isle Special Meeting” beginning on page 9.

Q.	Why have I received this joint proxy statement/prospectus?

A.	You are receiving this joint proxy statement/prospectus because you were a stockholder of ERI as of the close of business on the record date for the ERI Special Meeting. On September 18, 2016, the ERI Board and Isle Board each approved the Merger Agreement providing for Isle to be acquired by ERI, and the Merger Agreement was executed on September 19, 2016. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A, which ERI encourages you to read in its entirety.

In order for the Mergers to be consummated, ERI stockholders must approve the issuance of shares of ERI common stock, or the Share Issuance, as part of the consideration for the First Step Merger. Approval of the Share Issuance requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. The ERI Board has designated Anthony Carano and Thomas Reeg as proxies, who will vote the shares represented by proxies at the ERI Special Meeting in the manner indicated by the proxies.

This joint proxy statement/prospectus is being delivered to you as a proxy statement because the ERI Board and the Isle Board are soliciting proxies from their respective stockholders. The ERI Board is soliciting proxies from its stockholders to vote on the approval of the Share Issuance, as well as the other matters set forth in the notice of the ERI Special Meeting and described in this joint proxy statement/prospectus, and your proxy will be used at the ERI Special Meeting or at any adjournment thereof. It is a prospectus because ERI will issue ERI common stock to Isle stockholders in connection with the First Step Merger. On or about January 4, 2017, ERI began to deliver printed versions of these materials to its stockholders as of the close of business on the record date for the ERI Special Meeting, December 29, 2016.

Q.	What are the specific proposals on which I am asked to vote at the ERI Special Meeting?

A.	ERI stockholders are being asked to approve two proposals at the ERI Special Meeting:

•	ERI stockholders are being asked to approve the Share Issuance, as contemplated by the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A (ERI Proposal No. 1); and

•	ERI stockholders are being asked to approve one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2).

Q.	What is the Cash Consideration that ERI will pay Isle stockholders in the Mergers?

A.	The Cash Consideration payable in respect of a share of Isle common stock is $23.00. 58% of the aggregate consideration to be paid by ERI in the First Step Merger (or $551.0 million) will be paid in cash. Subject to the proration and reallocation provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Isle common stock for which the holder has elected to receive the Cash Consideration and each other share of Isle common stock that is required to be converted into Cash Consideration pursuant to the proration and reallocation provisions in the Merger Agreement will be converted into the right to receive the Cash Consideration.

Q.	What is the Stock Consideration that ERI will pay Isle stockholders in the Mergers?

A.	The Stock Consideration payable in respect of a share of Isle common stock will be payable in shares of ERI common stock, which consideration will consist of 1.638 shares of ERI common stock. 42% of the aggregate consideration will be paid in shares of ERI common stock. Based on the number of shares of ERI common stock and Isle common stock outstanding on December 29, 2016, and assuming the Mergers occurred on that date, Isle stockholders would be issued an aggregate of approximately [●] million shares of ERI common stock and would hold approximately [●]%, in the aggregate, of the issued and outstanding shares of ERI common stock. Subject to the proration and reallocation provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Isle common stock for which the holder has elected to receive Stock Consideration and each other share of Isle common stock that is required to be converted into Stock Consideration pursuant to the proration and reallocation provisions in the Merger Agreement will be converted into the right to receive the Stock Consideration.

Q.	How does the ERI Board recommend that ERI stockholders vote?

A.	The ERI Board unanimously recommends that ERI stockholders vote:

•	FOR the proposal to approve the Share Issuance (ERI Proposal No. 1); and

•	FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2).

For a discussion of the reasons for the recommendation on ERI Proposal No. 1, see “The Mergers—ERI Board’s Reasons for the Mergers” beginning on page 99.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the enclosed proxy card will vote in accordance with the recommendations of the ERI Board.

Q.	When and where is the ERI Special Meeting?

A.	The ERI Special Meeting will be held at 10:00 a.m., Pacific Time, on January 25, 2017 at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501. For additional information about the ERI Special Meeting, see “The ERI Special Meeting” beginning on page 78.

Q.	How many votes are required to approve each proposal?

A.	ERI Proposal No. 1 requires the affirmative vote of a majority of the votes cast, in person or by proxy, on such proposal. ERI Proposal No. 2 requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the ERI Special Meeting. Proposal No. 1 requires a quorum to be present at the ERI Special Meeting.

Q.	What is a quorum?

A.	Holders of a majority of the outstanding shares of ERI common stock entitled to vote must be present, in person or by proxy, at the ERI Special Meeting to constitute a quorum and to conduct business at the ERI Special Meeting. Your shares are counted as present if you attend the ERI Special Meeting in person or properly vote over the Internet, by telephone, or by submitting a properly executed proxy card by mail. As of December 29, 2016, the record date for the ERI Special Meeting, [●] shares of ERI’s common stock were outstanding. Abstentions will be counted as present for the purpose of determining a quorum. If you do not provide voting instructions to your broker or other nominee, your shares of ERI common stock will not be counted as present at the meeting and will not be voted at the meeting. In the event that a quorum is not present at the ERI Special Meeting or not enough votes have been cast for the approval of the Share Issuance, ERI expects that the ERI Special Meeting will be adjourned to solicit additional proxies.

Q.	Who can vote at the ERI Special Meeting?

A.	Holders of ERI common stock of record at the close of business on the record date for the ERI Special Meeting, December 29, 2016, will be entitled to notice of and to vote at the ERI Special Meeting.

As of the record date for the ERI Special Meeting, there were [●] shares of ERI common stock outstanding and entitled to vote at the ERI Special Meeting, held by approximately [●] holders of record.

A complete list of stockholders entitled to vote at the ERI Special Meeting will be available for examination by any stockholder at ERI’s corporate headquarters, 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, during normal business hours for a period of ten days before the ERI Special Meeting and at the time and place of the ERI Special Meeting.

Q.	What is the difference between a stockholder of record and a beneficial holder of shares?

A.	If your shares are registered directly in your name with ERI’s transfer agent, Continental Stock Transfer & Trust Company, you are considered a stockholder of record with respect to those shares. If this is the case, the stockholder proxy materials have been sent or provided directly to you by ERI.

If you hold your ERI common stock in “street name” through a bank, brokerage firm or other nominee, you should instruct such bank, brokerage firm or other nominee what election to make on your behalf by carefully following the instructions that you will receive from your bank, brokerage firm or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your bank, brokerage firm or other nominee with any questions.

Q.	How many votes do I have if I am an ERI stockholder?

A.	Each share of ERI common stock that you own at the close of business on the record date will entitle you to one vote on each proposal presented at the ERI Special Meeting.

Q.	If I am an ERI stockholder, what happens if I abstain from voting?

A.	Approval of the Share Issuance requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Shares Issuance. Abstentions will not be counted as votes cast on the proposal to approve the Share Issuance. Approval of the proposal relating to the possible adjournment of the ERI Special Meeting requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the ERI Special Meeting. Abstentions will have the same effect as a vote AGAINST the adjournment of the ERI Special Meeting.

Q.	Who can attend the ERI Special Meeting?

A.

Stockholders eligible to vote at the ERI Special Meeting, or their duly authorized proxies, may attend the ERI Special Meeting. If you choose to attend the ERI Special Meeting, please bring photo identification. If you hold shares in “street name” through a broker, bank, or other nominee and wish to attend the ERI

Special Meeting, you can vote at the ERI Special Meeting only if you have a valid proxy from your banker or broker confirming your beneficial ownership of shares of ERI common stock as of the record date and your authority to vote such shares.

Regardless of whether you intend to attend the ERI Special Meeting, you are encouraged to vote your shares of ERI common stock as promptly as possible. Voting your shares will not impact your ability to attend the ERI Special Meeting.

Q.	Will any other matters be presented for a vote at the ERI Special Meeting?

A.	ERI is not aware of any other matters that will be presented for a vote at the ERI Special Meeting. However, if any other matters properly come before the ERI Special Meeting, the proxies will have the discretion to vote upon such matters.

Q.	How do I vote my shares if I am an ERI stockholder of record?

A.	If you are an ERI stockholder entitled to vote at the ERI Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the ERI Special Meeting. All votes, other than votes made in person at the ERI Special Meeting, must be received by 11:59 p.m., Eastern Time, on January 24, 2017:

•	Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

•	Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the ERI Special Meeting in the manner you indicate. ERI and Isle encourage you to sign and return the proxy card even if you plan to attend the ERI Special Meeting so that your shares will be voted if you are ultimately unable to attend the ERI Special Meeting.

•	In Person. If your shares are registered directly in your name, you have the right to vote in person at the ERI Special Meeting. If you hold shares in “street name” through a broker, bank or other nominee and you want to vote in person at the ERI Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the ERI Special Meeting. If you attend the ERI Special Meeting and plan to vote in person, ERI will provide you with a ballot at the ERI Special Meeting.

Q.	How do I vote my shares of ERI common stock that are held in “street name” by a brokerage firm, bank or other nominee?

A.	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, the proxy materials have been forwarded to you by your brokerage firm, bank or other nominee, which is considered the stockholder of record with respect to these shares. Please refer to the information forwarded to you by your bank, broker or other holder of record to see what you must do to vote your shares. All of the proposals at the ERI Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions.

Q.	Can I change my vote after I have delivered my proxy?

A.	Yes. Stockholders of ERI who execute proxies for the ERI Special Meeting retain the right to revoke them at any time before the shares are voted at the ERI Special Meeting.

To revoke your proxy, you must do one of the following:

•	deliver a signed statement to ERI’s Corporate Secretary at or prior to the ERI Special Meeting;

•	timely execute and deliver, by Internet, telephone, mail or in person at the ERI Special Meeting, another proxy dated as of a later date; or

•	attend the ERI Special Meeting and vote in person.

Attendance at the ERI Special Meeting, however, will not automatically revoke any proxy that you have given previously unless you request a ballot and vote in person. If you hold shares though a bank or brokerage firm, you must contact the bank or brokerage firm to revoke any prior voting instructions.

Q.	What if I receive more than one proxy card?

A.	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What if I do not specify a choice for a matter when returning a proxy?

A.	Stockholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, proxies that are signed and returned will be voted:

•	FOR the proposal to approve of the Share Issuance (ERI Proposal No. 1); and

•	FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2).

Q.	As an ERI stockholder, am I eligible to receive appraisal rights for the ERI Special Meeting or the Mergers?

A.	No. Appraisal rights are not available for ERI stockholders for the ERI Special Meeting or the Mergers.

Q.	Who can help answer my questions?

A.	If you are an ERI stockholder and have any questions about the Mergers, the ERI Special Meeting or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: eldorado@dfking.com

Banks and Brokers (212) 269-5550

or

Toll-Free (800) 769-4414

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE ISLE SPECIAL MEETING

The Isle Board is soliciting proxies from its stockholders to vote at a special meeting of Isle stockholders, to be held at 1:00 p.m., Eastern Time, on January 25, 2017 at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069 (the “Isle Special Meeting”), and any adjournment of the Isle Special Meeting.

The questions and answers below highlight selected information from this joint proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, (a) the Merger Agreement and the Merger Consideration, (b) the First Step Merger, pursuant to which the separate corporate existence of Merger Sub A will cease and Isle will survive the First Step Merger as a wholly-owned subsidiary of ERI, (c) the Second Step Merger, pursuant to which the separate corporate existence of Isle will cease and Merger Sub B will survive the Second Step Merger as a wholly-owned subsidiary of ERI, and (d) the Isle Special Meeting, where the stockholders of Isle will be asked to consider and vote on the adoption of the Merger Agreement and related matters.

The following questions and answers do not contain all of the information that is important to you. You should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference, to fully understand the matters to be acted upon and the voting procedures for the Isle Special Meeting. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 207.

For certain questions and answers about the ERI Special Meeting, see “Questions and Answers about the ERI Special Meeting” beginning on page 4.

Q.	Why have I received this joint proxy statement/prospectus?

A.	You are receiving this joint proxy statement/prospectus because you were a stockholder of Isle as of the close of business on the record date for the Isle Special Meeting. On September 18, 2016, the ERI Board and Isle Board each approved the Merger Agreement providing for Isle to be acquired by ERI, and the Merger Agreement was signed on September 19, 2016. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A, which ERI and Isle encourage you to read in its entirety.

In order for the Mergers to be consummated, Isle stockholders must vote to adopt the Merger Agreement and approve the First Step Merger. Adoption of the Merger Agreement and approval of the First Step Merger requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Isle common stock entitled to vote on such matters. Isle stockholders are also being asked to vote to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers and to approve one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting.

This joint proxy statement/prospectus is being delivered to you as both a proxy statement of Isle and a prospectus of ERI. It is a proxy statement because the Isle Board is soliciting proxies from you to vote on the matters set forth in the notice of the Isle Special Meeting and described in this joint proxy statement/prospectus, and your proxy will be used at the Isle Special Meeting or at any adjournment thereof. It is a prospectus because ERI will issue ERI common stock to Isle stockholders in connection with the First Step Merger. On or about January 4, 2017, Isle began to deliver printed versions of these materials to its stockholders as of the close of business on the record date for the Isle Special Meeting, December 29, 2016.

Q.	What are the specific proposals on which I am asked to vote at the Isle Special Meeting?

A.	Isle stockholders are being asked to approve three proposals at the Isle Special Meeting:

•	first, Isle stockholders are being asked to approve a proposal to adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and to approve the First Step Merger (Isle Proposal No. 1);

•	second, Isle stockholders are being asked to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers (Isle Proposal No. 2). Because this vote is advisory, it will not be binding on Isle, and failure to receive the vote required for approval will not change Isle’s obligations to pay the merger-related compensation; and

•	finally, Isle stockholders are being asked to approve one or more adjournments of the Isle Special Meeting, if appropriate (Isle Proposal No. 3).

Q.	How does the Isle Board recommend that Isle stockholders vote?

A.	The Isle Board unanimously recommends that Isle stockholders vote:

•	FOR the proposal to adopt the Merger Agreement and approve the First Step Merger (Isle Proposal No. 1);

•	FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers (Isle Proposal No. 2); and

•	FOR the proposal to approve one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting (Isle Proposal No. 3).

For a discussion of the reasons for the recommendation on Isle Proposal No. 1, see “The Mergers—Isle Board’s Reasons for the Mergers and Recommendation of the Isle Board” beginning on page 105.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the enclosed proxy card will vote in accordance with the recommendations of the Isle Board.

Q.	How many votes are required to approve each proposal?

A.	Isle Proposal No. 1 requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Isle common stock as of the close of business on the record date for the Isle Special Meeting.

Isle Proposal Nos. 2 and 3 require the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting.

The vote on Proposal No. 2 is advisory and is not binding on Isle.

Q.	What will I receive if the Mergers are completed?

A.	Upon completion of the First Step Merger, each share of Isle common stock issued and outstanding immediately prior to the completion of the First Step Merger (other than common stock subject to stock-based awards) will be converted into the right to receive, at your election, subject to proration and reallocation:

•	the Cash Consideration; or

•	the Stock Consideration.

In this joint proxy statement/prospectus, when the term “Merger Consideration” is used with respect to a given share of Isle common stock, it means either the Cash Consideration (with respect to a share of Isle common stock representing the right to receive the Cash Consideration) or the Stock Consideration (with respect to a share of Isle common stock representing the right to receive the Stock Consideration).

The Merger Agreement provides that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. The remaining 42% of the aggregate consideration will be paid in shares of ERI common stock. As such, if Isle stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration and reallocation procedures contained in the Merger Agreement.

Isle stockholders who fail to make a valid election for any reason by the Election Deadline will be deemed to have made a non-election and will have no control over the form of Merger Consideration they will receive in exchange for their shares of Isle common stock. The form of Merger Consideration that these non-electing stockholders receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed.

Q.	What will happen to my Isle stock options and other stock-based awards?

A.	Each option or other right to acquire Isle common stock that is outstanding prior to the Effective Time (whether vested or unvested) (each an “Isle Stock Option”) will, as of the Effective Time, (a) continue to vest or accelerate (if unvested) in accordance with the Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (as amended from time to time) and/or the Isle of Capri Casinos, Inc. 2009 Long-Term Stock Incentive Plan (as amended from time to time) (collectively, the “Isle Stock Plan”), the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements, (b) cease to represent an option or right to acquire shares of Isle common stock, and (c) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Isle Stock Option will be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to ERI and Isle.

Each share of Isle common stock subject to vesting, repurchase or lapse restrictions (each an “Isle Restricted Share”) that is outstanding will, as of the Effective Time, continue to vest or accelerate (if unvested) in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted and, if applicable, any other relevant agreements and will be exchanged for 1.638 shares of ERI common stock (with aggregated fractional shares rounded to the nearest whole share).

Each performance stock unit (each an “Isle PSU”) that is outstanding will, as of the Effective Time, (a) continue to vest or accelerate (if unvested) in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted and, if applicable, any other relevant agreements, (b) be converted into a number of performance stock units in respect of shares of ERI common stock, in an amount equal to 1.638 shares of ERI common stock (with aggregated fractional shares rounded to the nearest whole share) at the target level of performance, and (c) remain subject to the same terms and conditions as were applicable to such Isle PSU immediately prior to the Effective Time.

Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Isle common stock granted under the applicable Isle Stock Plan or otherwise, including any such units held in participant accounts under any employee benefit or compensation plan or arrangement of Isle, other than an Isle PSU (each an “Isle RSU”), that is outstanding will, as of the Effective Time, (a) continue to vest or accelerate (if unvested) in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted, and, if applicable, any other relevant agreements, (b) be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of ERI common stock, in an amount equal to 1.638 shares of ERI common stock (with aggregated fractional shares rounded to the nearest whole share), and (c) remain subject to the same terms and conditions as were applicable to such Isle RSU immediately prior to the Effective Time.

Q.	How do I make an election for the form of Merger Consideration that I prefer?

A.	Isle stockholders should carefully review and follow the instructions in the form of election and other appropriate and customary transmittal materials, which will be mailed thirty-five days in advance of the anticipated closing date of the Mergers to Isle stockholders of record five business days in advance of the mailing date. You are not being asked to make an election at this time. Each Isle stockholder may specify in the form of election the number of shares of Isle common stock that the stockholder elects to be converted in the First Step Merger into the right to receive (a) the Cash Consideration and/or (b) the Stock Consideration. In this joint proxy statement/prospectus, we refer to an election to receive the Cash Consideration as a “Cash Election” and an election to receive the Stock Consideration as a “Stock Election.” An Isle stockholder who submits a form of election is not required to elect the same form of Merger Consideration for all of his, her or its shares. The form of election allows a stockholder to make a Cash Election for some of his, her or its shares of Isle common stock and a Stock Election for the remaining shares.

Isle stockholders who fail to make a valid election for any reason by the Election Deadline, which is 5:00 p.m., Eastern Time, on the thirtieth day following the mailing date of the transmittal materials, will be deemed to have made a non-election and will have no control over the form of Merger Consideration that they receive. Instead, the form of Merger Consideration they receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed.

Q.	How do I make an election if my shares of Isle common stock are held in “street name” by my bank, brokerage firm or other nominee?

A.	If you hold your Isle common stock in “street name” through a bank, brokerage firm or other nominee, you should instruct such bank, brokerage firm or other nominee what election to make on your behalf by carefully following the instructions that you will receive from your bank, brokerage firm or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your bank, brokerage firm or other nominee with any questions.

Q.	Can I change my election after the form of election has been submitted?

A.	Yes. You may revoke or change your election at or prior to the Election Deadline by submitting a written notice of revocation or change to the Exchange Agent or by submitting new election materials. You may not revoke or change your election after the Election Deadline. Revocations must specify the name in which your shares are registered on the share transfer books of Isle and any other information that the Exchange Agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and the form of election. If you instructed a bank, brokerage firm or other nominee holder to submit an election for your shares, you must follow your bank’s, brokerage firm’s or other nominee’s directions for changing those instructions. The notice of revocation must be received by the Exchange Agent at or prior to the Election Deadline in order for the revocation or new election to be valid. If the Merger Agreement is terminated, all Cash Elections and Stock Elections will automatically be revoked and ERI will instruct the Exchange Agent to return all shares of Isle common stock submitted or transferred to the Exchange Agent.

Q.	Am I guaranteed to receive what I ask for on the form of election?

A.

No. Your election is subject to proration and reallocation as set forth in the Merger Agreement and described in this joint proxy statement/prospectus. If you make a Stock Election and the Stock Consideration is oversubscribed, then some of your shares of Isle common stock will be converted into the right to receive the Cash Consideration instead. Similarly, if you make a Cash Election and the Cash Consideration is oversubscribed, then some of your shares of Isle common stock will be converted into the right to receive the Stock Consideration instead. Furthermore, Isle stockholders who fail to make a valid election for any reason by the Election Deadline will be deemed to have made a non-election and will have no control over the form of Merger Consideration they will receive in exchange for their shares of Isle common stock. Accordingly, you may not receive exactly the form of Merger Consolidation you elect to receive. You instead may receive a mix of the Cash Consideration and the Stock Consideration calculated based on (a) the number of shares of Isle common stock making each type of election and (b) the requirements under the Merger Agreement that (i) 58% of the aggregate consideration that will be paid by ERI will be paid in cash and (ii) the remaining 42% of the aggregate consideration that will be paid by ERI will be paid in shares of ERI common stock.

Q.	What happens if I do not send a form of election or it is not received by the Election Deadline?

A.	If the Exchange Agent does not receive a properly completed form of election from you at or prior to the Election Deadline (together with any stock certificates or evidence of shares in book-entry form representing the shares of Isle common stock covered by your election or a guarantee of delivery as described in the form of election), then you will be deemed to have made a non-election with respect to your shares of Isle common stock. As such, the form of Merger Consideration you receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed. Isle stockholders bear the risk of delivery of all the materials that they are required to submit to the Exchange Agent in order to properly make an election.

Q.	How do I calculate the value of the Stock Consideration?

A:	If the First Step Merger is completed, each share of Isle common stock will be converted into the right to receive, at the election of the stockholder, (a) the Stock Consideration, or (b) the Cash Consideration, subject to proration and reallocation such that 42% of the aggregate Merger Consideration will be paid in ERI common stock and 58% of the aggregate Merger Consideration will be paid in cash. Isle stockholders can elect to receive the Stock Consideration for some of their Isle shares and the Cash Consideration for some of their Isle shares, subject to this proration and reallocation. Because the exchange ratio for the Stock Consideration is fixed, the value of the Stock Consideration will fluctuate with the market price of ERI’s common stock. Accordingly, at the time of the Mergers, the per share value of the Stock Consideration may be greater or less than the per share value of the Cash Consideration. The exchange ratio for the Stock Consideration was based on ERI’s 30-day volume weighted average price of $14.04 as of September 18, 2016, the day before ERI and Isle announced they had entered into the Merger Agreement.

If the holders of more than 42% of the outstanding Isle shares make valid elections to receive the Stock Consideration or if the holders of more than 58% of the outstanding Isle shares make valid elections to receive the Cash Consideration, those Isle stockholders electing the oversubscribed form of consideration will have the oversubscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

Q.	May I transfer shares of Isle common stock after making an election?

A:	You may transfer your shares of Isle common stock after making an election provided that the transfer is made before the Election Deadline. Note, however, that any election with respect to those transferred shares will be automatically revoked. In addition, if you made a valid election before the Election Deadline with respect to some or all of your shares of Isle common stock, you may not transfer those shares after the Election Deadline.

If you did not make a valid election by the Election Deadline with respect to some of or all of your shares of Isle common stock, you will be able to transfer those all or a portion of those shares even after the Election Deadline. But, because all of the shares of Isle common stock for which an election has been properly made will not longer be transferable, there may not be a trading market that will provide adequate liquidity for such a transfer.

Q.	May Isle stockholders submit a form of election even if they do not vote to adopt the Merger Agreement and approve the transactions contemplated thereby, including the First Step Merger?

A.	Yes. Isle stockholders may submit a form of election even if they fail to vote, abstain, or vote against adoption of the Merger Agreement.

Q.	When can I expect to receive the Merger Consideration?

A.	Provided that the Exchange Agent has received your properly completed form of election (together with any stock certificates or evidence of shares in book-entry form representing the shares of Isle common stock covered by your election), you will receive from the Exchange Agent the Cash Consideration and/or Stock Consideration to which you are entitled promptly after the Effective Time.

For stockholders who did not properly complete a form of election, ERI will mail a letter of transmittal and instructions for surrendering certificated or book-entry shares. The mailing will commence no more than five business days after the Effective Time. Following the delivery of the letter of transmittal and all of the outstanding shares of such stockholder to the Exchange Agent, the stockholder will receive, promptly after the Effective Time, the Merger Consideration available (consisting of Cash Consideration, Stock Consideration or a combination of Cash Consideration and Stock Consideration) after ERI gives effect to all of the properly completed elections of other stockholders.

Q.	What happens if I am eligible to receive a fraction of a share of ERI common stock as part of the Stock Consideration?

A.	If you receive the Stock Consideration, whether by election or due to proration and reallocation, you will only receive whole shares of ERI common stock. Each Isle stockholder who would otherwise have been entitled to receive a fraction of a share of ERI common stock in the First Step Merger will receive cash instead of such fraction. The Exchange Agent will aggregate and sell all fractional shares at the prevailing price on NASDAQ. An Isle stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash generated from such sales attributable to the stockholder’s proportionate interest in the net proceeds of such sales, less expenses and without interest. See “The Merger Agreement—Merger Consideration” beginning on page 134.

Q.	Where will the ERI common stock that I may elect to receive in the Mergers be traded?

A.	The new shares of ERI common stock issued in the First Step Merger will be listed and tradable on NASDAQ. ERI common stock is traded on NASDAQ under the symbol “ERI.”

Q.	When are the Mergers expected to be consummated?

A.	ERI and Isle are working toward consummating the Mergers as expeditiously as possible and currently expect the Mergers to be consummated in the second quarter of 2017. However, ERI and Isle cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be consummated.

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the Mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the adoption of the Merger Agreement and approval of the First Step Merger by an affirmative vote of the holders of at least two-thirds of the outstanding shares of Isle common stock entitled to vote on such matters, the expiration or termination of the applicable waiting period under the HSR Act, obtaining requisite gaming approvals, the effectiveness of the registration statement (of which this joint proxy statement/prospectus is a part) relating to the Share Issuance, and the absence of any law or regulation that prohibits the completion of the Mergers. The waiting period under the HSR Act was terminated early by the FTC on October 21, 2016.

Each party’s obligation to consummate the Mergers is also subject to the accuracy of the representations and warranties of the other party in the Merger Agreement except where an inaccuracy would not result in a material adverse effect (as defined in the Merger Agreement) to such party, other than representations and warranties made with respect to authorization to enter into the Merger Agreement, capitalization and use of brokers with respect to the transactions contemplated by the Merger Agreement, each of which must be accurate in all material respects, compliance in all material respects with covenants of the other party in the Merger Agreement, and the absence of a material adverse effect (as defined in the Merger Agreement) on the other party.

Q.	Are there risks associated with the Mergers that I should consider in deciding how to vote?

A.	Yes. There are a number of risks related to the Mergers and the other transactions contemplated by the Merger Agreement that are discussed in this joint proxy statement/prospectus and in the documents incorporated by reference or referred to herein. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 38 and in ERI’s and Isle’s respective filings with the SEC referred to in “Where You Can Find More Information” beginning on page 207.

Q.	What are the U.S. federal income tax consequences of the Mergers?

A.	Isle’s obligation to close the Mergers is conditioned upon the receipt by Isle of an opinion from its tax counsel, and ERI’s obligation to close the Mergers is conditioned upon the receipt by ERI of an opinion from its tax counsel, in each case, that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, subject to the limitations and qualifications described in the section “Material United States Federal Income Tax Consequences” beginning on page 164, the U.S. federal income tax consequences of the Mergers to U.S. holders (as defined in such section) of Isle common stock generally will be as described below.

The U.S. federal income tax consequences to a U.S. holder of Isle common stock will depend upon the form of consideration received by such holder in the Mergers. A holder of Isle common stock that acquired different blocks of Isle common stock at different times or at different prices will make the determinations below separately with respect to each block of shares of Isle common stock.

U.S. holders of Isle common stock who receive only ERI common stock in the Mergers generally will not recognize gain or loss on the exchange of Isle common stock for ERI common stock other than with respect to cash received in lieu of fractional shares of ERI common stock. Except with respect to cash received in lieu of fractional shares of ERI common stock, U.S. holders of Isle common stock who receive cash in addition to ERI common stock in the Mergers generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by such holder in exchange for its shares of Isle common stock exceeds the holder’s adjusted basis in the Isle common stock and (2) the amount of cash received by such holder in exchange for the shares of Isle common stock. The Mergers, taken together, will be a fully taxable transaction to a holder of Isle common stock who receives solely cash in the Mergers. For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers, see “Material United States Federal Income Tax Consequences” beginning on page 164.

The tax consequences of the Mergers for any particular Isle stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, Isle stockholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the Mergers to them, including estate, gift, state, local or non-U.S. tax consequences of the Mergers.

Q.	When and where is the Isle Special Meeting?

A.	The Isle Special Meeting will be held at 1:00 p.m., Eastern Time, on January 25, 2017 at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069. For additional information about the Isle Special Meeting, see “The Isle Special Meeting” beginning on page 84.

Q.	What is a quorum?

A.	Holders of a majority of the outstanding shares of Isle common stock entitled to vote, represented either in person or by proxy, constitutes a quorum for the transaction of business at the Isle Special Meeting. Your shares are counted as present if you attend the Isle Special Meeting in person or properly vote over the Internet, by telephone or by submitting a properly executed proxy card by mail. As of December 29, 2016, the record date for the Isle Special Meeting, [●] shares of Isle’s common stock were outstanding. Abstentions will be counted as present for the purpose of determining a quorum. In the event that a quorum is not present at the Isle Special Meeting, Isle expects that the Isle Special Meeting will be adjourned to solicit additional proxies.

Q.	Who can vote at the Isle Special Meeting?

A.	Holders of Isle common stock of record at the close of business on the record date for the Isle Special Meeting, December 29, 2016, will be entitled to notice of and to vote at the Isle Special Meeting.

As of the record date for the Isle Special Meeting, there were [●] shares of Isle common stock outstanding and entitled to vote at the Isle Special Meeting, held by approximately [●] holders of record.

Q.	How many votes do I have if I am an Isle stockholder?

A.	Each share of Isle common stock that you own at the close of business on the record date will entitle you to one vote on each proposal presented at the Isle Special Meeting.

Q.	If I am an Isle stockholder, what happens if I abstain from voting?

A.	The adoption of the Merger Agreement and the approval of the First Step Merger by Isle stockholders requires the affirmative vote of the holders of at least two-thirds of the shares of Isle common stock outstanding as of the close of business on the record date for the Isle Special Meeting. Abstentions and a failure to vote shares will have the same effect as a vote AGAINST the proposal to adopt the Merger Agreement and approve the First Step Merger (Isle Proposal No. 1).

Approval of the proposals relating to the advisory vote on certain compensation arrangements and possible adjournment of the Isle Special Meeting requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting (assuming a quorum of stockholders is represented in person or by proxy). Abstentions will have the same effect as a vote AGAINST these proposals (Isle Proposals Nos. 2 and 3). A failure to vote will have no effect on these proposals.

Q.	If I am an Isle stockholder and my shares of Isle common stock are held in “street name” by a broker, bank or other nominee, will my broker or bank vote my share for me?

A.	All of the proposals at the Isle Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions.

Q.	Why am I being asked to consider and vote upon a proposal to approve the compensation that may be payable by Isle to its named executive officers in connection with the Mergers?

A.	Under SEC rules, Isle is required to seek a non-binding, advisory vote with respect to the compensation that will or may be paid by Isle to its named executive officers in connection with the First Step Merger, otherwise referred to as “golden parachute” compensation.

Q.	What will happen if Isle stockholders do not approve the golden parachute compensation?

A.

Approval of the compensation that may be payable by Isle to its named executive officers in connection with the Mergers is not a condition to the Mergers. This vote is an advisory vote and will not be binding on Isle or the surviving entity in the Mergers. Therefore, if the Merger Agreement is adopted and the

First Step Merger is approved by Isle stockholders and the Mergers are consummated, this compensation, including amounts that Isle is contractually obligated to pay, could still be payable regardless of the outcome of the advisory vote.

Q.	Are ERI stockholders voting on the Mergers?

A.	While ERI stockholders are not required to adopt the Merger Agreement or approve the First Step Merger, ERI stockholders are required to approve the issuance of ERI common shares, or the Share Issuance, as part of the consideration for the Mergers. If ERI stockholders do not approve the Share Issuance, the Mergers cannot be completed.

Under NASDAQ listing rules, stockholder approval is required prior to the issuance of common stock if the number of shares of common stock to be issued in a transaction equals 20% or more of the number of shares of common stock outstanding before the issuance. The Share Issuance that will be effected in connection with the First Step Merger will result in the issuance of a number of shares of ERI common stock equal to approximately [●]% of the shares of ERI common stock outstanding, based on the number of outstanding shares of ERI common stock on December 29, 2016. Accordingly, ERI stockholders are being asked to consider and vote on the Share Issuance only.

Q.	If I beneficially owned restricted shares of Isle common stock as of the record date for the Isle Special Meeting that were issued pursuant to the applicable Isle Stock Plan, will I be able to vote on the matters to be voted upon at the Isle Special Meeting?

A.	Yes. Holders who beneficially owned restricted shares of Isle common stock as of the record date for the Isle Special Meeting issued pursuant to the applicable Isle Stock Plan may vote on the adoption of the Merger Agreement, the approval of the First Step Merger and on the other matters to be voted on at the Isle Special Meeting.

Q.	Will any other matters be presented for a vote at the Isle Special Meeting?

A.	Isle is not aware of any other matters that will be presented for a vote at the Isle Special Meeting. However, if any other matters properly come before the Isle Special Meeting, the proxies will have the discretion to vote upon such matters, in their discretion.

Q.	How do I vote my shares of Isle common stock that are held in “street name” by a brokerage firm, bank or other nominee?

A.	If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder eligible to vote at the Isle Special Meeting for purposes of voting at the Isle Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this joint proxy statement/prospectus. All of the proposals at the Isle Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions.

Q.	Who can attend the Isle Special Meeting?

A.	Stockholders eligible to vote at the Isle Special Meeting, or their duly authorized proxies, may attend the Isle Special Meeting. If you choose to attend the Isle Special Meeting, you must bring photo identification and the ticket that is part of your proxy card. If you hold shares in “street name” through a broker, bank, or other nominee and wish to attend the Isle Special Meeting, you must bring photo identification and a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the Isle Special Meeting. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder and the ticket that is part of the proxy card (or other proof of ownership).

Please note that use of cameras, recording devices and other electronic devices will not be permitted at the Isle Special Meeting.

Regardless of whether you intend to attend the Isle Special Meeting, you are encouraged to vote your shares of Isle common stock as promptly as possible. Voting your shares will not impact your ability to attend the Isle Special Meeting.

Q.	How do I vote my shares if I am an Isle stockholder of record?

A.	If you are an Isle stockholder entitled to vote at the Isle Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the Isle Special Meeting. All votes, other than votes made in person at the Isle Special Meeting, must be received by 11:59 p.m., Eastern Time, on January 24, 2017.

•	Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

•	Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Isle Special Meeting in the manner you indicate. ERI and Isle encourage you to sign and return the proxy card even if you plan to attend the Isle Special Meeting so that your shares will be voted if you are ultimately unable to attend the Isle Special Meeting.

•	In Person. If your shares are registered directly in your name, you have the right to vote in person at the Isle Special Meeting. If you hold shares in “street name” through a broker, bank or other nominee and you want to vote in person at the Isle Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the Isle Special Meeting. If you attend the Isle Special Meeting and plan to vote in person, Isle will provide you with a ballot at the Isle Special Meeting.

Q.	Can I change my vote after I have delivered my proxy?

A.	Yes. You can change your vote at any time before your proxy is voted at the Isle Special Meeting. If you are a stockholder entitled to vote at the Isle Special Meeting, you may revoke your proxy at any time before the vote is taken at the Isle Special Meeting.

To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on January 24, 2017;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on January 24, 2017;

•	provide written notice of the revocation to: Isle of Capri Casinos, Inc., Attention: Secretary, 600 Emerson Road, Suite 300, St. Louis, Missouri 63141, which must be received by 11:59 p.m., Eastern Time, on January 24, 2017; or

•	attend the Isle Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your broker, bank, or other nominee regarding the revocation of proxies. Please contact your broker, bank or other nominee and follow its directions in order to change your vote.

If the Isle Special Meeting is adjourned, it will not affect the ability of stockholders eligible to vote at the Isle Special Meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q.	What if I receive more than one proxy card?

A.	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What do I need to do now to vote my shares?

A.	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please respond by completing, signing, and dating the appropriate proxy card or voting instruction card and returning it in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction over the Internet or by telephone, as soon as possible so that your shares of Isle common stock may be represented and voted at the Isle Special Meeting. In addition, you may also vote your shares in person at the Isle Special Meeting. If you hold shares registered in the name of a broker, bank, or other nominee, that broker, bank, or other nominee has enclosed, or will provide, instructions for directing your broker, bank, or other nominee how to vote those shares.

Q.	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card?

A.	No. Please do NOT send your Isle stock certificates (or evidence of shares in book-entry form) with your proxy card. As described under “The Mergers—Electing the Form of Merger Consideration” beginning on page 118, a form of election and other appropriate and customary transmittal materials will be mailed thirty-five days in advance of the anticipated closing date of the Mergers to Isle stockholders of record five days in advance of the mailing date describing how you may exchange your shares of Isle common stock for the Merger Consideration. If your shares of Isle common stock are held in “street name” through a brokerage firm, bank or other nominee, you will receive instructions from your brokerage firm, bank or other nominee as to how to effect the surrender of your “street name” shares of Isle common stock in exchange for the per share Merger Consideration.

Q.	Who can help answer my questions?

A.	If you are an Isle stockholder and have any questions about the Mergers, the Isle Special Meeting or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: eldorado@dfking.com

Banks and Brokers (212) 269-5550

or

Toll-Free (800) 769-4414

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. To understand the Mergers fully and for a more complete description of the legal terms of the Mergers, you should carefully read this entire joint proxy statement/prospectus and the other documents to which you are referred. Please also refer to “Where You Can Find More Information” beginning on page 207. Page references are included to direct you to a more complete description of the topics presented in this summary.

The Companies (page 50)

ERI, Merger Sub A and Merger Sub B

Eldorado Resorts, Inc. (“ERI”) is a gaming and hospitality company that owns and operates gaming facilities located in Ohio, Louisiana, Nevada, Pennsylvania and West Virginia. ERI’s primary source of revenue is generated by gaming operations, but ERI uses hotels, restaurants, bars, entertainment, racing, retail shops and other services to attract customers to its properties. ERI was founded in 1973 in Reno, Nevada as a family business by the Carano family. ERI has been publicly traded since September 22, 2014 and its common stock currently trades on NASDAQ under the symbol “ERI.”

ERI’s principal executive offices are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501 and the telephone number at that location is (775) 328-0100.

Merger Sub A is a Delaware corporation and Merger Sub B is a Delaware limited liability company. Each is a wholly-owned subsidiary of ERI. Both of these companies were incorporated on September 16, 2016 solely for the purpose of effecting the Mergers, pursuant to the Merger Agreement.

Additional information about ERI and its subsidiaries is included in the ERI documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207.

Isle

Isle of Capri Casinos, Inc. (“Isle”) is a developer, owner and operator of branded gaming facilities and related dining, lodging and entertainment facilities in regional markets in the United States. Isle currently owns or operates 14 gaming and entertainment facilities in Colorado, Florida, Iowa, Louisiana, Mississippi, Missouri and Pennsylvania. Isle recently announced that it has entered into agreements to sell Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette.

Isle also operates a harness racing track in Florida. Isle was incorporated in Delaware on February 15, 1990 and its common stock currently trades on NASDAQ under the symbol “ISLE.”

Isle’s principal executive offices are located at 600 Emerson Road, Suite 300, St. Louis, Missouri 63141 and the telephone number at that location is (314) 813-9200.

Additional information about Isle and Isle’s subsidiaries is included in the Isle documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207.

The ERI Special Meeting (page 78)

The special meeting of ERI stockholders will be held at 10:00 a.m., Pacific Time, on January 25, 2017 at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501.

Only holders of ERI common stock as of the close of business on December 29, 2016, which is the record date for the ERI Special Meeting, are entitled to receive notice of and to vote at the ERI Special Meeting. If you own shares that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares, provide identification in the form of a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the ERI Special Meeting and vote the shares yourself at the meeting. As of the close of business on the record date for the ERI Special Meeting, there were [●] shares of ERI common stock outstanding.

The special meeting of ERI stockholders is being held for the following purposes:

•	approval of the Share Issuance;

•	approval of one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting; and

•	such other business as may properly come before the ERI Special Meeting.

Shares Owned by ERI Directors and Executive Officers (page 79)

At the close of business on December 29, 2016, the record date for the ERI Special Meeting, directors and executive officers of ERI beneficially owned and were entitled to vote, in the aggregate, approximately [●] issued and outstanding shares of ERI common stock, representing approximately [●]% of the shares of ERI common stock outstanding on that date. The directors and executive officers of ERI have informed ERI that they intend to vote all of the shares of ERI common stock they are entitled to vote (a) FOR the proposal to approve the Share Issuance and (b) FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate.

The Isle Special Meeting (page 84)

The Isle Special Meeting will be held at 1:00 p.m., Eastern Time, on January 25, 2017, at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069.

Only holders of Isle common stock as of the close of business on December 29, 2016, which is the record date for the Isle Special Meeting, are entitled to receive notice of and to vote at the Isle Special Meeting. If you own shares that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares, provide identification in the form of a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the Isle Special Meeting and vote the shares yourself at the meeting. As of the close of business on the record date for the Isle Special Meeting, there were [●] shares of Isle common stock outstanding.

The special meeting of Isle stockholders is being held for the following purposes:

•	approval of the Merger Agreement and the First Step Merger;

•	approval, on an advisory basis, of the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers;

•	approval of one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting; and

•	such other business as may properly come before the Isle Special Meeting.

Shares Owned by Isle Directors and Executive Officers (page 85)

At the close of business on December 29, 2016, the record date for the Isle Special Meeting, directors and executive officers of Isle beneficially owned and were entitled to vote, in the aggregate, approximately [●] issued and outstanding shares of Isle common stock, representing approximately [●]% of the shares of Isle common stock outstanding on that date. The directors and executive officers of Isle have informed Isle that they intend to vote all of the shares of Isle common stock they are entitled to vote (and Jeffrey Goldstein, Richard Goldstein and Robert

Goldstein, as the beneficial owners of the shares of Isle common stock owned by GFIL, are required to cause GFIL to vote) (a) FOR the proposal to adopt the Merger Agreement and approve the First Step Merger, (b) FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable by Isle to its named executive officers in connection with the Mergers, and (c) FOR the proposal to approve one or more adjournments of the Isle Special Meeting, if appropriate. For a more detailed discussion of the beneficial ownership of directors and officers of Isle, see “Beneficial Ownership of Isle Common Stock” beginning on page 204.

The Mergers (page 93)

Effects of the Mergers and What Isle Stockholders Will Receive in the Mergers (page 117)

At the Effective Time, each issued and outstanding share of Isle common stock (other than shares of Isle common stock issued and outstanding immediately prior to the Effective Time that are owned by any holder who has not voted in favor of the Mergers and who is entitled, pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”), to demand and properly demands appraisal of those shares (the “Dissenting Shares”) and shares owned by Isle or its wholly-owned subsidiaries) will be converted into the right to receive, at the holder’s election, subject to proration and reallocation, either:

•	the Cash Consideration; or

•	the Stock Consideration.

In this joint proxy statement/prospectus, when the term “Merger Consideration” is used with respect to a given share of Isle common stock, it means either the Cash Consideration (with respect to a share of Isle common stock representing the right to receive the Cash Consideration) or the Stock Consideration (with respect to a share of Isle common stock representing the right to receive the Stock Consideration).

The Merger Agreement provides that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. The remaining 42% of the aggregate consideration will be paid in shares of ERI common stock. As such, if Isle stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration and reallocation procedures contained in the Merger Agreement.

The actual value of the Stock Consideration are both subject to fluctuation and will not be known until immediately preceding the closing of the First Step Merger. Isle does not have any right to terminate the transaction even if the value of the Stock Consideration is less than $23.00 per share. This means that Isle stockholders who elect to receive Stock Consideration, or who will receive the Stock Consideration as a result of the proration and reallocation procedures in the Merger Agreement, could receive more or less value for their shares of Isle common stock than they would have received if they had elected to receive (or received pursuant to proration and reallocation) the Cash Consideration. In the event this were to occur, Isle would not resolicit approval of the adoption of the Merger Agreement and approval of the First Step Merger, nor reopen the period during which stockholders can elect a form of Merger Consideration.

Neither ERI nor Isle is making any recommendation as to whether Isle stockholders should elect to receive the Cash Consideration or the Stock Consideration in the First Step Merger. Isle stockholders must make their own decision with respect to this election. No guarantee can be made that Isle stockholders will receive the amount of the Cash Consideration or the Stock Consideration they elect. As a result of the proration and reallocation procedures in the Merger Agreement, which are described in this joint proxy statement/prospectus, Isle stockholders may receive the Stock Consideration or the Cash Consideration in amounts that are different from the amounts they elect to receive. Because the value of the Stock Consideration and the Cash Consideration may differ, Isle stockholders may receive consideration having an aggregate value less than the value of the form of consideration that they elected to receive. Isle stockholders should obtain current and historical market quotations for ERI common stock before deciding what elections to make.

The actual value to be received by Isle stockholders will be based on the relative values of the Stock Consideration and the Cash Consideration calculated as of the last trading day before the closing of the First Step Merger. Because Isle stockholders making elections will likely take into account the relative values of the Stock Consideration and the Cash Consideration in determining what form of election to make, they will likely elect to receive the form of consideration resulting in the higher value. As a result, if you fail to make an election, you are more likely to receive the form of consideration having the lower value (based on the relative values of the Stock Consideration and the Cash Consideration as of the last trading day before the First Step Merger).

Ownership of ERI Following the Mergers (page 124)

Based on the number of shares of Isle common stock outstanding as of the close of business on the record date for the Isle Special Meeting and the number of shares of ERI common stock outstanding as of the close of business on the record date for the ERI Special Meeting, it is anticipated that, immediately following the First Step Merger, Isle stockholders who receive the Stock Consideration in the First Step Merger will own in the aggregate (excluding any ERI shares they may own or acquire prior to consummation of the First Step Merger) approximately [●]% of the outstanding shares of ERI common stock.

After completion of the First Step Merger, each ERI stockholder will have the same number of shares of ERI common stock that such stockholder held immediately prior to the completion of the First Step Merger. However, upon the Share Issuance, each share of ERI common stock outstanding immediately prior to the completion of the First Step Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the completion of the First Step Merger. On the other hand, each share of ERI common stock will then represent an equity interest in a company with more assets.

What Will Happen in the Mergers (page 117)

At the Effective Time, each issued and outstanding share of common stock of Isle (other than Dissenting Shares and shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) will be converted into the Merger Consideration (as described above), and each issued and outstanding share of common stock of Merger Sub A will be converted into one share of common stock of Isle (as the surviving corporation of the First Step Merger). At the effective time of the Second Step Merger, each issued and outstanding share of common stock of Isle (as the surviving corporation of the First Step Merger) will be cancelled and extinguished for no consideration, after which ERI will own all of the issued and outstanding equity interests of the surviving entity of the Second Step Merger.

Neither the Isle stockholders nor the ERI stockholders will have an opportunity to vote on the Second Step Merger. The only condition to completion of the Second Step Merger is the closing of the First Step Merger.

Regulatory Filings and Approvals Required to Complete the Mergers (page 130)

The transactions contemplated by the Merger Agreement require ERI and Isle to obtain regulatory approval under the HSR Act, and the rules promulgated thereunder by the FTC. ERI and Isle have agreed to cooperate and use reasonable best efforts to obtain such regulatory approval. For an acquisition transaction meeting certain size thresholds, such as the Mergers, the HSR Act requires the parties to file notification and report forms with the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC and to observe specified required waiting periods before consummating the transaction, subject to any request for and grant of early termination. ERI and Isle filed the required notifications with the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC on October 11, 2016 and requested early termination of the HSR Act waiting period. On October 21, 2016, the FTC granted early termination of the HSR Act waiting period. In light of the proration and reallocation mechanics related to the Merger Consideration, GFIL will likely receive shares of ERI common stock with a value that exceeds the current HSR Act filing threshold of

$78.2 million. For this reason, this acquisition of ERI shares by GFIL is reportable in a separate HSR filing, which filing was made on October 28, 2016. The parties did not seek early termination for this filing, and the waiting period ended on November 28, 2016.

ERI and Isle must also obtain approval of the Mergers from the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Lottery Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Limited Gaming Control Commission, the Colorado Division of Gaming, the Florida Department of Business and Professional Regulation (Division of Pari-Mutuel Wagering) and the Mississippi Gaming Commission. In addition, the Nevada Gaming Commission must approve of the Debt Financing (defined below) and Isle’s de-registration from the Nevada Gaming Commission. The approval of the West Virginia Lottery Commission was obtained on December 15, 2016. Each party’s obligation to effect the Mergers is subject to these regulatory approvals having been duly obtained without the imposition of material restrictions or conditions and these approvals being in full force and effect.

Composition of the ERI Board and Management after Closing of the Mergers (page 131)

Following the consummation of the Mergers, the ERI Board will be expanded from seven directors to nine directors and will be composed of the current seven directors of ERI as well as the following two current directors of Isle: Bonnie Biumi and Gregory J. Kozicz (each, an “Isle Director” and, collectively, the “Isle Directors”). ERI will use its reasonable best efforts to cause each Isle Director to be elected to the ERI Board at each of the two annual meetings following the closing of the Mergers. In addition, if at any time prior to January 1, 2019, either Isle Director ceases to be a member of the ERI Board other than as a result of the failure to be re-elected by ERI stockholders, the other Isle Director will be entitled to appoint a replacement Isle Director, subject to the approval of such replacement director by a majority of the members of the ERI nominating committee who are not Isle Directors.

Certain of Isle’s executive officers may become executive officers of ERI following the closing of the Mergers. See “The Mergers—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124.

Accounting Treatment of the Mergers (page 132)

The Mergers will be accounted for by ERI using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired. The excess purchase price over the fair value of the assets acquired, if any, will be allocated to goodwill.

ERI Board’s Reasons for the Mergers (page 99)

In the course of reaching its decision to approve the Merger Agreement, the ERI Board considered a number of factors in its deliberations. Those factors are described under “The Mergers—ERI Board’s Reasons for the Mergers” beginning on page 99.

Opinion of ERI’s Financial Advisor (page 101 and Annex D)

ERI retained J.P. Morgan Securities LLC (“JPM Securities”) to act as its financial advisor in connection with the Mergers. At the meeting of the ERI Board on September 18, 2016, JPM Securities rendered its oral opinion to the ERI Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by ERI to holders of Isle common stock in the Mergers was fair, from a financial point of view, to ERI. JPM Securities confirmed this oral opinion by delivering its written opinion to the ERI Board, dated September 18, 2016.

The full text of JPM Securities’ opinion, dated September 18, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPM Securities in preparing the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. ERI’s stockholders are urged to read the opinion carefully and in its entirety. JPM Securities’ written opinion was addressed to the ERI Board (in its capacity as such) in its evaluation of the Mergers, was directed only to the fairness, from a financial point of view, to ERI of the consideration to be paid by ERI to holders of Isle common stock in the Mergers and did not address any other aspect of the Mergers or any other matter. Further, JPM Securities’ opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the Mergers or any other matter.

Recommendations of the ERI Board (pages 5, 25 and 82)

The ERI Board unanimously recommends that ERI stockholders vote FOR each of the following proposals to be presented at the ERI Special Meeting:

•	the Share Issuance; and

•	one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting.

Isle Board’s Reasons for the Mergers (page 105)

In the course of reaching its decision to approve the Merger Agreement, the Isle Board considered a number of factors in its deliberations. Those factors are described in “The Mergers—Isle Board’s Reasons for the Mergers and Recommendation of the Isle Board” beginning on page 105.

Opinion of Isle’s Financial Advisor (page 108 and Annex E)

On September 18, 2016, Credit Suisse rendered its oral opinion to the Isle Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Isle Board dated the same date) as to, as of September 18, 2016, the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the Isle Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the transactions contemplated by the Merger Agreement. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any holder of Isle common stock as to how such holder should vote or act on any matter relating to the proposed First Step Merger or the proposed transaction including, without limitation, whether such holder should, upon the terms and subject to the conditions set forth in the Merger Agreement, elect to receive the Cash Consideration or the Stock Consideration for their shares of Isle common stock in the First Step Merger.

Recommendation of the Isle Board (pages 10, 25 and 105)

The Isle Board unanimously recommends that Isle stockholders vote FOR each of the following proposals to be presented at the Isle Special Meeting:

•	to adopt the Merger Agreement and approve the First Step Merger;

•	to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers; and

•	to approve one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting.

Interests of Isle Directors and Executive Officers in the Mergers (page 124)

In considering the information described in this joint proxy statement/prospectus, you should be aware that Isle’s directors and executive officers may have economic interests in the Mergers that may be different from or in addition to those of Isle stockholders generally and those circumstances may create potential conflicts of interest. In addition to the rights described below, the executive officers of Isle may be eligible to receive some of the generally applicable benefits described in “The Mergers—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124. The Isle Board was aware of and considered those interests, among other matters, in reaching its decision to approve the Merger Agreement, the Mergers, and the transactions contemplated by the Merger Agreement.

The Merger Agreement (page 133)

A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the principal document governing the Mergers.

Treatment of Isle Equity Awards (page 126)

•	Stock Options. At the Effective Time, each Isle Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) will be converted into an option or right to purchase shares to ERI’s common stock and will remain subject to the same restrictions and other terms as are set forth in the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement). The number of shares, the exercise price and any other rights of a holder of a converted Isle Stock Option will be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to ERI and Isle.

•	Restricted Shares. At the Effective Time, each Isle Restricted Share that is outstanding immediately prior to the Effective Time will be exchanged for shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) and will remain subject to the same restrictions and other terms as are set forth in the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted, and, if applicable, any other relevant agreements (such as an employment agreement).

•	Performance Stock Units. At the Effective Time, each Isle PSU that is outstanding immediately prior the Effective Time will be converted into a number of performance stock units in respect of shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) at the target level of performance and will remain subject to the same restrictions and other terms as are set forth in the applicable Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement).

•

Restricted Stock Units. At the Effective Time, each Isle RSU, deferred stock unit or phantom unit (other than Isle PSUs) that is outstanding immediately prior to the Effective Time will be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) and will remain subject to the same restrictions and other terms as are set forth in the applicable Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan).

No Solicitation of Alternative Proposals (page 143)

Isle has agreed that it will not, and will cause its subsidiaries not to, and will not authorize or knowingly permit its and its subsidiaries’ representatives to, directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Company Acquisition Proposal (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 143) or the making of any proposal that could reasonably be expected to lead to any Company Acquisition Proposal;

•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Isle or any of Isle’s subsidiaries to, afford access to the business, properties, assets, books or records of Isle or any of Isle’s subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Company Acquisition Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Isle or any of Isle’s subsidiaries;

•	approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	enter into any Company Acquisition Agreement (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 143).

Notwithstanding the restrictions described above, the Merger Agreement provides that, prior to the Isle stockholders’ adoption of the Merger Agreement, the Isle Board may participate in negotiations or discussions with, and furnish non-public information relating to Isle and Isle’s subsidiaries to, any third party that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing if the Isle Board (a) believes in good faith, after consultation with outside legal counsel and its financial advisor, constitutes, or could reasonably be expected to result in, a Superior Company Proposal (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 143) and (b) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Except as permitted below, the Isle Board may not:

•	effect a Company Adverse Recommendation Change (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 143); or

•	enter into, or permit any Isle subsidiary to enter into, a Company Acquisition Agreement.

Notwithstanding the foregoing, at any time before the Isle stockholders’ adoption of the Merger Agreement, the Isle Board may:

•	make a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a Company Intervening Event (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 143); or

•	cause Isle to terminate the Merger Agreement in order to enter into (or permit or cause any Isle subsidiary to enter into) a Company Acquisition Agreement.

However, the Isle Board may only take any of the foregoing actions if:

•	it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	Isle promptly notifies ERI in writing at least five days before taking any such action of the Isle Board’s intention to take such action, which notice will:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, (a) expressly state that Isle has received a Company Acquisition Proposal that the Isle Board intends to declare a Superior Company Proposal and that the Isle Board intends to make a Company Adverse Recommendation Change and/or Isle intends to terminate the Merger Agreement in order to enter into (or permit or cause any Isle subsidiary to enter into) a Company Acquisition Agreement and (b) include the most current version of the proposed agreement (which version will be updated on a prompt basis if and to the extent there are any subsequent material changes to such agreement) and the identity of the third party making such Superior Company Proposal; or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, specify the reasons for such Company Adverse Recommendation Change;

•	Isle negotiates, and uses reasonable best efforts to cause its representatives to negotiate, in good faith with ERI (to the extent requested by ERI) during such five day period to make adjustments to the terms and conditions of the Merger Agreement and:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, if there is any material revision to the terms of a Superior Company Proposal after commencement of the five-day negotiation period, including any revision in price, such negotiation period will be extended, if applicable, to ensure that at least two days remain in such negotiation period after the time Isle notifies ERI of any such material revision (it being understood that there may be multiple extensions); or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, permits ERI and its representatives to make a presentation to the Isle Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent ERI desires to make such presentation); and

•	at or after 5:00 pm Eastern Time on the last day of the applicable negotiation period, the Isle Board determines in good faith, after consulting with outside legal counsel and its financial advisor, that:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, such Company Acquisition Proposal continues to constitute a Superior Company Proposal after taking into account any adjustments in the terms and conditions of the Merger Agreement agreed to by ERI in writing during the applicable negotiation period; or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, a failure to make such Company Adverse Recommendation Change would still be inconsistent with the fiduciary duties of the Isle Board under applicable law after taking into account any adjustments in the terms and conditions of the Merger Agreement agreed to by ERI in writing during the applicable negotiation period.

Conditions to the Obligation to Effect the Mergers (page 151)

Each party’s obligation to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

•	the adoption of the Merger Agreement by the Isle stockholders and the approval of the Share Issuance by the ERI stockholders;

•	the absence of any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition, and that no law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Mergers;

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act;

•	the receipt of all required approvals from gaming regulatory authorities without the imposition of material restrictions and with such approvals being in full force and effect;

•	the effectiveness of the registration statement (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order by the SEC and of any proceedings by the SEC threatening or initiating a stop order; and

•	NASDAQ’s approval for listing of the shares of ERI common stock to be issued as the Stock Consideration.

Isle’s obligation to effect the Mergers is also subject to the satisfaction, or waiver by Isle, at or prior to the Effective Time of the following conditions:

•	the accuracy of the representations and warranties of ERI, Merger Sub A and Merger Sub B, as qualified by information in a confidential disclosure letter delivered by ERI to Isle and subject to certain materiality and other qualifications as described in “The Merger Agreement—Conditions to the Obligation to Effect the Merger—Conditions to the Obligation of Isle to Effect the Mergers” beginning on page 152;

•	the performance by each of ERI, Merger Sub A and Merger Sub B in all material respects all of their pre-closing obligations under the Merger Agreement;

•	the absence of any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or events, has resulted or would reasonably be expected to result in a Material Adverse Effect (as defined in “The Merger Agreement—Representations and Warranties—Definition of Material Adverse Effect” beginning on page 140) on ERI;

•	the receipt by Isle of a certificate signed by an executive officer of ERI certifying the satisfaction of the conditions set forth in the preceding first and second bullet points; and

•	the receipt by Isle of a tax opinion from Mayer Brown dated as of the date of the closing of the Mergers to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion and in certificates delivered by each of Isle and ERI, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Each of ERI’s, Merger Sub A’s and Merger Sub B’s obligation to effect the Mergers is also subject to the satisfaction, or waiver by ERI, at or prior to the Effective Time of the following conditions:

•	the accuracy of the representations and warranties of Isle, as qualified by information in a confidential disclosure letter delivered by Isle to ERI and subject to certain materiality and other qualifications as described in “The Merger Agreement—Conditions to the Obligation to Effect the Merger—Conditions to the Obligation of ERI, Merger Sub A and Merger Sub B to Effect the Mergers” beginning on page 152;

•	the performance by Isle in all material respects all of its pre-closing obligations under the Merger Agreement;

•	the absence of any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or events, has resulted or would reasonably be expected to result in a Material Adverse Effect on Isle;

•	the receipt by ERI of a certificate signed by an executive officer of Isle certifying the satisfaction of the conditions set forth in the preceding first and second bullet points; and

•	the receipt by ERI of a tax opinion from Milbank dated as of the date of the closing of the Mergers to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion and in certificates delivered by each of Isle and ERI, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement (page 153)

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by the mutual written consent of ERI and Isle (notwithstanding whether the Merger Agreement was adopted by the Isle stockholders or the Share Issuance was approved by the ERI stockholders);

•	by either ERI or Isle if (notwithstanding whether the Merger Agreement was adopted by the Isle stockholders or the Share Issuance was approved by the ERI stockholders):

•	the Mergers have not been consummated before the Termination Date (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 153), except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in the failure of the Mergers to be consummated by the Termination Date (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	any of Isle, ERI, Merger Sub A or Merger Sub B receives a definitive written notice or determination from any applicable gaming authority that any of Isle, ERI, Merger Sub A or Merger Sub B will not be granted any gaming approval required to satisfy the Gaming Approval Condition (as defined in “The Merger Agreement—Conditions to the Obligation to Effect the Mergers—Conditions to the Obligation of the Parties to Effect the Mergers” beginning on page 151), except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in any such gaming authority’s refusal to grant any such gaming approval (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action has become final and non-appealable, except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in such judgment, order, injunction, rule, decree or other action (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	the ERI stockholders do not approve the Share Issuance at the ERI Special Meeting or at any adjournment or postponement thereof where a vote seeking approval of the Share Issuance was taken; or

•	the Isle stockholders do not vote in favor of adopting the Merger Agreement at the Isle Special Meeting or at any adjournment or postponement thereof where a vote seeking the adoption of the Merger Agreement was taken.

•	by Isle if (notwithstanding whether the Share Issuance was approved by the ERI stockholders or, in the case of the first bullet immediately below, the Merger Agreement was adopted by the Isle stockholders):

•	any of ERI, Merger Sub A or Merger Sub B has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in the failure of a mutual or Isle-specific condition to closing and (b) cannot be cured by the Termination Date, except that if such breach or failure to perform is curable, Isle will have given ERI notice, delivered at least thirty days prior to such termination (or if such breach or failure to perform occurs within thirty days of the Termination Date, delivered within seven days of such breach or of the date such performance was due), stating Isle’s intention to terminate the Merger Agreement and the basis for such termination;

•	prior to the adoption of the Merger Agreement by the Isle stockholders, the Isle Board effects a Company Adverse Recommendation Change in accordance with the terms of the Merger Agreement in order for Isle to enter into a Company Acquisition Agreement in respect of a Superior Company Proposal, provided that Isle pays a $30.0 million termination fee and enters into such Company Acquisition Agreement substantially concurrently with such termination; or

•	(a) all conditions to closing have been satisfied (other than those conditions that are to be satisfied at the closing of the Mergers, provided that such conditions are reasonably capable of being satisfied), (b) Isle has indicated to ERI in writing that Isle will deliver its closing officer’s certificate and that it is ready, willing and able to consummate the closing of the Mergers and (c) ERI fails to consummate the closing of the Mergers within three business days after Isle’s delivery of such certificate due to a failure to receive the proceeds from the Debt Financing.

•	by ERI if (notwithstanding whether the Share Issuance was approved by the ERI stockholders or, in the case of the second bullet immediately below, the Merger Agreement was adopted by the Isle stockholders):

•	Isle has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in the failure of a mutual or ERI-specific condition to closing and (b) cannot be cured by the Termination Date, except that if such breach or failure to perform is curable, ERI will have given Isle notice, delivered at least thirty days prior to such termination (or if such breach or failure to perform occurs within thirty days of the Termination Date, delivered within seven days of such breach or of the date such performance was due), stating ERI’s intention to terminate the Merger Agreement and the basis for such termination; or

•	prior to the adoption of the Merger Agreement by the Isle stockholders:

•	the Isle Board effects a Company Adverse Recommendation Change;

•	Isle has entered into or has publicly announced its intention to enter into a Company Acquisition Agreement;

•	Isle has in any material respect breached its non-solicitation covenants set forth in the Merger Agreement; or

•	Isle or the Isle Board (or any committee thereof) publicly announces its intentions to take any of the foregoing actions.

Termination Fee and Financing Failure Fee (page 155)

Isle will pay ERI a $30.0 million termination fee if:

•	ERI terminates the Merger Agreement because, prior the adoption of the Merger Agreement by the Isle stockholders:

•	the Isle Board effects a Company Adverse Recommendation Change;

•	Isle has entered into or has publicly announced its intention to enter into a Company Acquisition Agreement;

•	Isle has in any material respect breached its non-solicitation covenants set forth in the Merger Agreement; or

•	Isle or the Isle Board (or any committee thereof) publicly announces its intentions to take any of the foregoing actions;

•	Isle terminates the Merger Agreement to enter into a Company Acquisition Agreement in respect of a Superior Company Proposal;

•	(a) prior to the time the Isle stockholders adopt the Merger Agreement, ERI terminates the Merger Agreement due to a breach or failure to perform by Isle, (b) prior to such breach or failure to perform, a Company Acquisition Proposal was publicly disclosed or otherwise made or communicated to Isle or the Isle Board and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal;

•	(a) prior to the time the Isle stockholders adopt the Merger Agreement, either ERI or Isle terminates the Merger Agreement due to the occurrence of the Termination Date, (b) prior to such termination, a Company Acquisition Proposal was publicly disclosed and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal; or

•	(a) either ERI or Isle terminates the Merger Agreement due to a failure to obtain the Isle stockholders’ adoption of the Merger Agreement, (b) prior to the Isle Special Meeting, a Company Acquisition Proposal was publicly disclosed and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal;

For purposes of the third, fourth and fifth foregoing bullets, all references in the term Company Acquisition Proposal to “15%” are deemed to be references to “more than 50%.”

ERI will pay Isle a financing failure fee equal to $60.0 million if Isle terminates the Merger Agreement because (a) all conditions to closing have been satisfied (other than those conditions that are to be satisfied at the closing of the Mergers, provided that such conditions are reasonably capable of being satisfied), (b) Isle has indicated to ERI in writing that Isle will deliver its closing officer’s certificate and that it is ready, willing and able to consummate the closing of the Mergers and (c) ERI fails to consummate the closing of the Mergers within three business days after Isle’s delivery of such certificate due to a failure to receive the proceeds from the Debt Financing.

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect and there will be no liability or obligation of Isle, ERI, Merger Sub A and Merger Sub B to the other parties, except that (a) the obligations to pay the $30.0 million termination fee and the

$60.0 million financing failure fee as described above and (b) certain other provisions of the Merger Agreement, in each case, will survive such termination. However, if a party to the Merger Agreement commits a Willful Breach (as defined in “The Merger Agreement—Effect of Termination; Termination Fee and Financing Failure Fee—Effect of Termination” beginning on page 155), then such party will be fully liable for any liabilities or damages suffered by the other parties as a result of such Willful Breach.

Bank Commitment Letter and Related Financing (page 158)

ERI has agreed to use its reasonable best efforts to complete the debt financing contemplated by the Commitment Letter, as amended or replaced in accordance with the terms of the Merger Agreement (the “Debt Financing”) and obtain, at or prior to closing of the Mergers, the proceeds thereof described under “Bank Commitment Letter and Related Financing” beginning on page 158, including: (a) negotiating and entering into definitive agreements for the Debt Financing on the terms and conditions contained in the Commitment Letter; (b) satisfying, or causing their representatives to satisfy, when required by the Commitment Letter, all conditions to obtaining the Debt Financing; and (c) fully enforcing their respective rights under the Commitment Letter, including taking action to cause the lenders and any other persons providing the Debt Financing to fund the Debt Financing upon closing of the Mergers in accordance with the Commitment Letter.

ERI, Merger Sub A and Merger Sub B have agreed not to make any amendments or modifications to or replacements of, or grant any waivers of, any condition or other provision or remedy under the Commitment Letter for the Debt Financing without the prior written consent of Isle, which consent will not be unreasonably delayed, conditioned or withheld if such amendments, modifications or waivers would (a) delay or prevent the closing, (b) materially reduce the aggregate amount of the Debt Financing as provided in the Commitment Letter as of the date of the Merger Agreement, (c) impose new or additional conditions, or otherwise amend, modify or expand any conditions, in each case, to the receipt by ERI, Merger Sub A and Merger Sub B, as the case may be, at or prior to the closing of the Debt Financing, or (d) adversely impact the ability of ERI, Merger Sub A and Merger Sub B to enforce their rights against other parties to the Commitment Letter prior to the closing of the Mergers. ERI has also agreed not to release or consent to the assignment or termination of the obligations of the lenders under the Commitment Letter. With Isle’s consent, ERI entered into five separate written joinders to the Commitment Letter (the “Commitment Joinders”) with each of Macquarie Capital Funding LLC, KeyBank, National Association, Capital One, National Association, SunTrust Bank and U.S. Bank National Association and certain affiliates of such parties as indicated therein (the “Additional Agents”) pursuant to which the Additional Agents each assumed a portion of JPMorgan Chase Bank, N.A.’s commitments and JPMorgan Chase Bank, N.A.’s commitments were reduced accordingly.

In the event that any portion of the Debt Financing contemplated in the Commitment Letter becomes unavailable, (a) ERI must promptly notify Isle in writing and (b) ERI must use reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by the Merger Agreement, as promptly as practicable, and to pay the amounts required to consummate the transactions, to pay all of its fees and expenses related to the transactions and to pay in full the outstanding indebtedness of Isle.

ERI, Merger Sub A and Merger Sub B have agreed to indemnify and hold harmless Isle and its affiliates and their respective representatives from and against any losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing, and any information utilized in connection therewith.

The Voting Agreements (pages 160 and 162)

REI entered into a voting agreement, dated September 19, 2016, by and among Isle, ERI and REI (as it may be amended, the “REI Voting Agreement”) pursuant to which REI has agreed, among other things, to vote all shares of ERI common stock beneficially owned by REI for the approval of the Share Issuance. REI also has granted Isle a proxy to vote its shares of ERI common stock in such manner. At the close of business on December 29, 2016, the record date for the ERI Special Meeting, REI owned and was entitled to vote, in the aggregate, [●] shares of ERI common stock, which represented approximately [●]% of the shares of ERI common stock outstanding on that date.

In consideration of entering into the REI Voting Agreement, ERI has agreed to grant to REI customary demand and piggy-back registration rights, including the right to request that ERI file a shelf registration statement on Form S-3 registering the sale of shares of ERI common stock held by REI, which will be reflected in an agreement in form and substance reasonably acceptable to REI and ERI and containing customary terms and conditions.

GFIL entered into a voting agreement, dated September 19, 2016, by and among Isle, ERI and GFIL (as it may be amended, the “GFIL Voting Agreement”) pursuant to which GFIL has agreed, among other things, to vote all shares of Isle common stock beneficially owned by GFIL for the approval of the Mergers and the adoption of the Merger Agreement. GFIL also has granted ERI a proxy to vote its shares of Isle common stock in such manner. At the close of business on December 29, 2016, the record date for the Isle Special Meeting, GFIL owned and was entitled to vote, in the aggregate, [●] shares of Isle common stock, which represented approximately [●] of the shares of Isle common stock outstanding on that date.

In consideration of entering into the GFIL Voting Agreement, ERI has agreed to grant to GFIL customary demand and piggy-back registration rights, including the right to request that ERI file a shelf registration statement on Form S-3 registering the sale of shares of ERI common stock held by GFIL, which will be reflected in an agreement in form and substance reasonably acceptable to GFIL and ERI and containing customary terms and conditions.

Material United States Federal Income Tax Consequences (page 164)

Isle’s obligation to close the Mergers is conditioned upon the receipt by Isle of an opinion from its tax counsel, and ERI’s obligation to close the Mergers is conditioned upon the receipt by ERI of an opinion from its tax counsel, in each case that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Assuming that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, subject to the limitations and qualifications described in the section “Material United States Federal Income Tax Consequences” beginning on page 164, the U.S. federal income tax consequences of the Mergers to U.S. holders (as defined in such section) of Isle common stock generally will be as described below.

The U.S. federal income tax consequences to a U.S. holder of Isle common stock will depend upon the form of consideration received by such holder in the Mergers. A U.S. holder of Isle common stock that acquired different blocks of Isle common stock at different times or at different prices will make the determinations below separately with respect to each block of shares of Isle common stock.

U.S. holders of Isle common stock who receive only ERI common stock in the Mergers generally will not recognize gain or loss on the exchange of Isle common stock for ERI common stock other than with respect to cash received in lieu of fractional shares of ERI common stock. Except with respect to cash received in lieu of fractional shares of ERI common stock, U.S. holders of Isle common stock who receive cash in addition to ERI common stock in the Mergers generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by such holder in exchange for the shares of Isle common stock exceeds the holder’s adjusted basis in the shares of Isle common stock, and (2) the amount of cash received by such holder in exchange for the shares of Isle common stock. The Mergers, taken together, will be a fully taxable transaction to a holder of Isle common stock who receives solely cash in the Mergers. In certain circumstances, any gain recognized could be taxable as a dividend rather than capital gain.

For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers, see “Material United States Federal Income Tax Consequences” beginning on page 164.

The tax consequences of the Mergers to you will depend on your specific situation. Accordingly, you are urged to consult your own tax advisors to determine the U.S. federal income tax consequences of the Mergers to you, as well as the estate, gift, state, local or non-U.S. tax consequences of the Mergers that may be relevant to you.

Comparison of Rights of Common Stockholders of ERI and Common Stockholders of Isle (page 169)

ERI is a Nevada corporation subject to the provisions of the NRS, and Isle is a Delaware corporation subject to the provisions of the DGCL. If the Mergers are completed, Isle stockholders, whose rights are currently governed by the Isle certificate of incorporation, the Isle bylaws and the DGCL, will, if they receive ERI common stock as Merger Consideration, become stockholders of ERI and their rights will be governed by the ERI certificate of incorporation, the ERI bylaws and the NRS.

Appraisal Rights in Connection with the Mergers (page 175)

Pursuant to Section 262 of the DGCL, Isle stockholders who do not vote in favor of adoption of the Merger Agreement and approval of the First Step Merger, who continuously hold their shares of Isle common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of Isle common stock, as determined by the Delaware Court of Chancery, if the First Step Merger is completed. The “fair value” of your shares of Isle common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that you would otherwise be entitled to receive under the terms of the Merger Agreement.

Isle stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Isle by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote to adopt the Merger Agreement and approve the First Step Merger, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Isle common stock held of record in the name of another person, such as a bank, broker or other nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Isle stockholders who may wish to pursue appraisal rights should consult their own legal and financial advisors. See “Appraisal Rights of Isle Stockholders” beginning on page 175.

ERI stockholders do not have any appraisal rights under the NRS in connection with the ERI Special Meeting or the Share Issuance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which this joint proxy statement/prospectus refers, contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Any statements contained in this joint proxy statement/prospectus or any such documents, or made by or attributable to ERI or Isle that are not statements of historical fact, including statements about ERI’s or Isle’s beliefs and expectations regarding the Mergers and related transactions, timing of completion of the Mergers and future results, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will,” “plan,” “goal,” “seek,” “strategy,” “future,” “likely” and similar expressions and their negative forms are intended to identify forward-looking statements. These statements are made on the basis of management’s views and assumptions regarding future events.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of ERI and Isle. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend upon future circumstances that may not occur. Actual results may differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include those set forth under “Risk Factors” beginning on page 38, and those set forth under “Forward-Looking Statements,” “Risk Factors” or any similar heading in the documents incorporated by reference into this joint proxy statement/prospectus. Some of the contingencies and uncertainties to which any forward-looking statement contained herein are subject include, but are not limited to, the following:

•	changes in the value of the Merger Consideration due to fluctuations in the price of ERI common stock;

•	the risk that Isle stockholders may not receive the form of Merger Consideration they elect due to limitations on the total amount of Cash Consideration and Stock Consideration to be paid in the First Step Merger set forth in the Merger Agreement;

•	limitations placed on the ability of ERI and Isle to operate their respective businesses in accordance with the terms of the Merger Agreement;

•	the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties, which may make it more difficult to maintain business and operational relationships;

•	the receipt of regulatory and stockholder approvals;

•	the ability to satisfy other conditions to the closing of the Mergers for any other reason;

•	the availability of financing contemplated by the financing commitment obtained by ERI or otherwise;

•	changes in or developments with respect to any litigation or investigation;

•	the risk that each of ERI’s and Isle’s executive officers and directors have financial interests in the Mergers that may be different from, or in addition to, the interests of ERI stockholders and Isle stockholders;

•	the potential that failure to consummate the Mergers could negatively impact the stock price and the future business and financial results of ERI or Isle;

•	the ability to successfully integrate ERI’s and Isle’s operations, technologies and employees;

•	the ability to realize growth opportunities and cost synergies from the proposed Mergers in a timely manner or at all;

•	diversion of management time from each of ERI’s and Isle’s ongoing operations;

•	the incurrence of significant transaction and merger-related costs;

•	the substantial amount of debt expected to be incurred in connection with the proposed Mergers and ERI’s ability to repay or refinance it, incur additional debt in the future or obtain a certain debt coverage ratio; and

•	the reduction in the ownership and voting interest of ERI stockholders in ERI after the Mergers and, as a result, their decreased influence over management.

Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to ERI or Isle, or persons acting on behalf of either ERI or Isle, are expressly qualified in their entirety by the cautionary statements and risk factors contained in this joint proxy statement/prospectus and ERI’s and Isle’s respective filings with the SEC. Forward-looking statements speak only as of the date they are made and are based only on information currently available to us.

Except as required under the federal securities laws or the rules and regulations of the SEC, neither ERI nor Isle undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this joint proxy statement/prospectus, Isle’s stockholders should consider carefully the matters described below in determining whether to adopt the Merger Agreement and approve the First Step Merger. ERI’s stockholders should consider carefully the matters described below in determining whether to approve the Share Issuance. Please also refer to the information under the heading “Risk Factors” set forth in Part I, Item 1A in each of ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Isle’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016, and in Part II, Item 1A of ERI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and Isle’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2016, which are incorporated by reference into this joint proxy statement/prospectus, and to the information under the heading “Risk Factors” in other reports filed after the date of this joint proxy statement/prospectus and which will be incorporated by reference herein. Please also refer to “Where You Can Find More Information” beginning on page 207.

Risks Relating to the Mergers

At the time Isle stockholders elect a form of Merger Consideration, Isle stockholders cannot be sure of the value of the Stock Consideration, which value could be greater than or less than the Cash Consideration.

If the First Step Merger is completed, each share of Isle common stock will be converted into the right to receive, at the election of the stockholder, (i) the Stock Consideration, or (ii) the Cash Consideration, subject to proration and reallocation such that 42% of the aggregate merger consideration will be paid in ERI common stock and 58% of the aggregate merger consideration (or $551.0 million) will be paid in cash. Isle stockholders can elect to receive the Stock Consideration for some of their Isle shares and the Cash Consideration for some of their Isle shares, subject to this proration and reallocation. We refer to the Cash Consideration and the Stock Consideration, as may be adjusted, collectively as the “Merger Consideration.” Because the exchange ratio for the Stock Consideration is fixed, the value of the Stock Consideration will fluctuate with the market price of ERI’s common stock. Accordingly, at the time of the Mergers, the per share value of the Stock Consideration may be greater or less than the per share value of the Cash Consideration. The exchange ratio for the Stock Consideration was based on ERI’s 30-day volume weighted average price of $14.04 as of September 18, 2016, the day before ERI and Isle announced they had entered into the Merger Agreement.

You may receive a form of Merger Consideration different from what you elect, which could affect your tax situation.

Regardless of whether Isle stockholders make a Cash Election or a Stock Election, the Merger Agreement contains proration and reallocation procedures that are designed to ensure that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. The remaining 42% of the aggregate consideration that will be paid by ERI will be paid in shares of ERI common stock. If a particular form of Merger Consideration is oversubscribed, then an election for that form of consideration will be prorated and reallocated. Please refer to “The Mergers—Electing the Form of Merger Consideration” beginning on page 118. There is a risk that any portion of the Merger Consideration you receive in a form you did not elect could result in tax consequences that differ from those that would have resulted had you received the form of consideration you elected, including the recognition of taxable gain to the extent cash is received. This could also result in your receipt of consideration having a value that is materially different than the value you would have received if you received the form of consideration you elected, which could also affect your tax consequences.

Isle stockholders who do not elect a form of Merger Consideration may receive the form of Merger Consideration having the lower value at the time of Closing.

Isle stockholders who make no election as to the form of Merger Consideration to be received, whose elections are not received by the Exchange Agent by the Election Deadline, or whose forms of election are not properly completed or are not signed, will have no control over the forms of Merger Consideration they receive in exchange for their shares of Isle common stock. These stockholders may receive the Cash Consideration for all of their shares of Isle common stock, the Stock Consideration for all of their shares, or a combination of the Cash Consideration and the Stock Consideration, depending on elections that have been made by other Isle stockholders. Because the value of the Stock Consideration and Cash Consideration may differ, and because Isle stockholders making elections may take into account the relative values of the Stock Consideration and Cash Consideration in determining what form of election to make, such other Isle stockholders may elect the form of consideration resulting in the higher value. As a result, those Isle stockholders who fail to make an election may receive the form of consideration having the lower value when measured at the time of the closing of the Mergers (based on the relative values of the Stock Consideration and Cash Consideration as of the last trading day before the First Step Merger). Please refer to “The Mergers—Electing the Form of Merger Consideration—Proration and Reallocation Procedures” beginning on page 120.

In addition, after a Cash Election or Stock Election has been validly made, any subsequent transfer of the shares of Isle common stock before the Election Deadline as to which such election related will automatically revoke such election. A Cash Election or Stock Election cannot be revoked after the Election Deadline. If you do not revoke your election before the Election Deadline, you will not be able to liquidate your investment in Isle common stock for any reason until you receive the Cash Consideration and/or Stock Consideration pursuant to the Merger Agreement.

The Merger Agreement subjects ERI and Isle to restrictions on their respective business activities during the pendency of the Mergers.

The Merger Agreement subjects ERI and Isle to restrictions on their respective business activities and obligates ERI and Isle to generally operate their businesses in the ordinary course in all material respects during the pendency of the Mergers. These restrictions could prevent ERI and Isle from pursuing attractive business opportunities that arise prior to the completion of the Mergers and are outside the ordinary course of business, and could otherwise have an adverse effect on ERI’s and Isle’s results of operations, cash flows and financial position.

Delay or failure to complete the Mergers would prevent ERI and Isle from realizing the anticipated benefits of the Mergers and each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees.

Any delay in completing the Mergers may reduce the synergies and other benefits anticipated by ERI if it successfully completes the Mergers within the expected timeframe and integrates the businesses of ERI and Isle. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether and when the Mergers will be completed. Consequently, the completion of, the failure to complete, or any delay in the completion of the Mergers could result in significant changes in the respective market prices of ERI or Isle common stock. In addition, ERI and Isle have incurred and will continue to incur significant costs relating to the Mergers, such as legal, accounting, financial advisor and printing fees that will be required to be paid whether or not the Mergers are consummated. Further, either Isle or ERI may be required to pay a termination fee depending on the circumstances surrounding the termination, as described in “The Merger Agreement—Effect of Termination; Termination Fee and Financing Failure Fee” beginning on page 155.

Whether or not the Mergers are completed, the pendency of the transaction could cause disruptions in the businesses of ERI and Isle, which could have an adverse effect on their businesses and financial results.

The pendency of the Mergers could cause the following disruptions in the businesses of ERI and Isle:

•	current and prospective employees of ERI or Isle may experience uncertainty about their future roles with the combined company or consider other employment alternatives, which might adversely affect ERI’s and Isle’s ability to retain or attract their respective key managers and other employees;

•	current and prospective customers of ERI or Isle may anticipate changes in how they are served or the benefits offered by ERI or Isle loyalty reward programs and may, as a result, choose to discontinue their patronage of either company; and

•	the attention of management of each of ERI and Isle may be diverted from the operation of the businesses toward the completion of the Mergers.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the Mergers and may significantly reduce the benefits anticipated to be realized from the Mergers or could adversely affect the market price of ERI common stock or Isle common stock or their future business and financial results.

Completion of the Mergers is subject to various closing conditions, including (a) Isle’s stockholders adopting the Merger Agreement and approving the First Step Merger at the Isle Special Meeting, (b) ERI’s stockholders approving the Share Issuance at the ERI Special Meeting, (c) the approval or expiration or termination of any applicable waiting period under the HSR Act, (d) obtaining certain gaming approvals to the standards set forth in the Merger Agreement and (e) each of Isle and ERI’s receipt of a tax opinion to the effect that the Mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. If such conditions are not satisfied, the Mergers will not be consummated unless such conditions are validly waived. Such conditions may jeopardize or delay completion of the Mergers or may reduce the anticipated benefits of the Mergers. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such consents and approvals are obtained, no assurance can be given as to the terms, conditions and timing of the consents and approvals or that they will satisfy the terms of the Merger Agreement. Please refer to “The Merger Agreement—Conditions to the Obligation to Effect the Mergers” beginning on page 151 for a discussion of the conditions to the completion of the Mergers and the parties’ obligations to cooperate (including certain limitations thereon) with respect to the receipt of certain consents and approvals. If the Mergers are not completed by June 19, 2017, assuming that neither Isle nor ERI elect to extend this deadline as contemplated by the Merger Agreement, either ERI or Isle may terminate the Merger Agreement. Please refer to “The Merger Agreement—Termination of the Merger Agreement” beginning on page 153.

On October 21, 2016, the waiting period under the HSR Act was terminated early by the FTC.

ERI and Isle must each obtain approval of their respective stockholders to consummate the First Step Merger, which approvals, if delayed or not obtained, may jeopardize or delay the consummation of the Mergers.

The Mergers are conditioned on, among other things, (a) the adoption of the Merger Agreement and approval of the First Step Merger by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Isle common stock entitled to vote at the Isle Special Meeting and (b) the approval of the Share Issuance by the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. If the Isle stockholders do not adopt the Merger Agreement and approve the First Step Merger or the ERI stockholders do not approve the Share Issuance, then ERI and Isle cannot complete the Mergers.

The Mergers are subject to the receipt of approvals, consents or clearances that may impose conditions that could have an adverse effect on ERI or Isle or, if not obtained, could prevent completion of the transactions.

Completion of the Mergers is conditioned upon the receipt of certain governmental approvals, including, without limitation, antitrust and gaming regulatory approvals. Although each party has agreed to use their respective reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the Mergers will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the Mergers or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the Mergers or of imposing additional costs or limitations on ERI or Isle following completion of the Mergers, any of which might have an adverse effect on ERI or Isle.

Antitrust approvals that are required to consummate the Mergers may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

Under the provisions of the HSR Act, the Mergers may not be completed until filings are made with the Antitrust Division of the DOJ and the FTC and the expiration of a 30-calendar day waiting period, or the early termination of that waiting period, following the parties’ filings. On October 11, 2016, ERI and Isle filed their respective notification and report forms under the HSR Act with the Antitrust Division of the DOJ and the FTC and requested early termination of the HSR Act waiting period. On October 21, 2016, the waiting period under the HSR Act was terminated early by the FTC.

In addition, private parties who may be adversely affected by the Mergers and individual states may bring legal actions under the antitrust laws in certain circumstances. Although ERI and Isle believe the consummation of the Mergers will not likely be prevented by antitrust laws, there can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if a challenge is made, what the result will be. Under the Merger Agreement, ERI and Isle have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to consummate the Mergers at the earliest practicable date.

In addition, in order to consummate the Mergers, ERI and Isle may be required to comply with conditions, terms, obligations or restrictions imposed by regulatory entities and such conditions, terms, obligations or restrictions may have the effect of delaying completion of the Mergers, imposing additional material costs on or materially limiting the revenue of ERI after the completion of the Mergers, or otherwise reducing the anticipated benefits to ERI and Isle of the Mergers. In addition, such conditions, terms, obligations or restrictions may result in the delay or abandonment of the Mergers.

Gaming regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

ERI and Isle must obtain approval of the Mergers, which approvals must be duly obtained without the imposition of material restrictions or conditions and be in full force and effect, from the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Lottery Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Limited Gaming Control Commission, the Colorado Division of Gaming, the Florida Department of Business and Professional Regulation (Division of Pari-Mutuel Wagering) and the Mississippi Gaming Commission. In addition, the Nevada Gaming Commission must approve of the Debt Financing and Isle’s de-registration from the Nevada Gaming Commission. The approval of the West Virginia Lottery Commission was obtained on December 15, 2016. The remaining approvals may not be received at all, may not be received in a timely fashion, and/or may contain conditions on the completion of the Mergers. In addition, these regulatory bodies may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the Mergers or of imposing additional costs or limitations on ERI following the Mergers.

If the financing contemplated by the Commitment Letter is not available, or alternative financing cannot be secured, the Mergers may not be completed and ERI may be required to pay a termination fee to Isle.

ERI intends to finance the cash required in connection with the Mergers, including expenses in connection with the Mergers, with the Debt Financing in accordance with the terms of the Commitment Letter. The Commitment Letter provides for (a) a senior secured credit facility in an aggregate principal amount of $1.75 billion comprised of (i) a term loan facility of up to $1.45 billion and (ii) a revolving credit facility of $300.0 million and (b) an amount equal to at least $375.0 million in gross proceeds from the issuance and sale by ERI of senior unsecured notes or, if the notes are not issued and sold on or prior to the date of the consummation of the Mergers, an amount equal to at least $375.0 million in senior unsecured bridge loans under a senior unsecured credit facility (the foregoing facilities collectively, the “Facilities”). The proceeds of the Facilities and senior notes may be used (w) to pay consideration in the Mergers, (x) to refinance all of Isle’s existing credit facilities and senior and senior subordinated notes, (y) to refinance ERI’s existing credit facility and (z) to pay transaction fees and expenses related to the foregoing. The availability of the borrowings under the Facilities is subject to the satisfaction of certain customary conditions. For a more detailed discussion of the Commitment Letter and the proposed Debt Financing, see “Bank Commitment Letter and Related Financing” beginning on page 158.

In the event some or all of the financing contemplated by the Commitment Letter is not available, ERI is obligated to use its reasonable best efforts to obtain alternative financing from alternative institutions in an amount sufficient to enable ERI to consummate the Mergers, refinance the outstanding indebtedness of Isle described in the prior paragraph and pay all fees and expenses of Isle in connection with the Mergers and the other transactions contemplated by the Merger Agreement. If financing cannot be obtained, the Mergers may not be completed. If ERI is unable to obtain funding from its financing sources for the cash required in connection with the Mergers, and Isle is otherwise ready, willing and able to close the Mergers, ERI may be liable to Isle for a financing failure fee of $60.0 million or may be compelled to specifically perform its obligations to consummate the transaction.

Litigation challenging the Mergers could delay or prevent the completion of the Mergers.

One of the conditions to the Mergers is that no temporary restraining order, preliminary or permanent injunction, or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers will be in effect; nor will there be any law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal the consummation of the Mergers. In connection with the Mergers, two class action lawsuits were filed by purported ERI stockholders alleging breach of fiduciary duty by the ERI Board in connection with the Mergers. The first lawsuit was filed on November 8, 2016 in the Second Judicial District Court of the State of Nevada and is captioned Assad v. Eldorado Resorts, Inc., et. al, case no. CV 16-02312. The second lawsuit was filed on November 23, 2016 in the Eighth Judicial District Court of the State of Nevada and is captioned Morse v. Eldorado Resorts, Inc., et. al, case no. A-16-747176-B. The lawsuits allege, among other things, breach of fiduciary duty in failing to disclose all material information to ERI stockholders in seeking approval of the Share Issuance and request injunctive relief and an award of costs incurred by the plaintiffs in the actions. The plaintiffs in the Morse litigation filed a notice of dismissal without prejudice on December 13, 2016. There can be no assurance that additional claims will not be filed by stockholders of ERI or Isle seeking damages relating to, or otherwise challenging, the Mergers. If the plaintiffs in any such action secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting ERI’s and Isle’s ability to consummate the Mergers, then such injunctive or other relief may prevent the Mergers from becoming effective within the expected time frame or at all. If consummation of the Mergers is prevented or delayed, it could result in substantial costs to ERI and Isle. In addition, ERI and Isle could incur significant costs in connection with such lawsuits, including costs associated with the indemnification of ERI and Isle’s directors and officers.

ERI’s or Isle’s stock price or financial results could give rise to stockholder litigation and potential liability.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have instituted class action securities litigation against those companies. If the price of shares of ERI common stock or Isle common stock declines following the announcement of the Mergers or the price of shares of ERI common stock declines following the completion of the Mergers and such litigation is instituted, it could result in substantial costs and diversion of management attention and resources, which could significantly harm the company’s profitability and reputation.

The financial information presented in this joint proxy statement/prospectus for ERI and Isle may not be fully comparable due to the different fiscal year-ends of each company.

ERI and Isle have different fiscal year-ends, and Isle’s fiscal year-end does not coincide with calendar quarters. ERI’s most recent fiscal year-end is December 31, 2015, and its most recent fiscal period-end is September 30, 2016. Isle’s most recent fiscal year-end is April 24, 2016, and its most recent fiscal period-end is October 23, 2016. Because of the different fiscal year-ends of the companies, the historical financial statements and other financial information pertaining to ERI and Isle cannot be directly compared in any given period. Moreover, because of the different fiscal years of ERI and Isle, any cyclical trends in financial condition or results of operations of the two companies may not be fully comparable.

Certain directors and executive officers of ERI may have potential conflicts of interest which may influence their support of the approval of the Share Issuance.

Some of ERI’s directors and executive officers have interests in the Mergers that are different from, or in addition to, those of ERI stockholders generally. Each of the directors and executive officers of ERI is expected to maintain their position as a director or executive officer with the combined company after completion of the Mergers, and directors and/or executive officers may be awarded bonuses for their work in closing the Mergers. As a result, ERI directors and officers may be more likely to support the Share Issuance than if they did not have those interests. As of the date of this joint proxy statement/prospectus, no agreement to award any such a bonus is currently in place.

Certain directors and executive officers of Isle may have potential conflicts of interest which may influence their support of the adoption of the Merger Agreement.

Some of Isle’s directors and executive officers have interests in the Mergers that are different from, or in addition to, those of Isle stockholders generally. All of Isle’s executive officers are party to employment agreements that provide such executive officers will be paid 24 months of severance and certain other payments in the event of a termination of employment following a change of control. In addition, ERI is in discussions with Edmund L. Quatmann, Jr., a named executive officer of Isle, regarding serving as ERI’s general counsel following the completion of the Mergers. Further, two of Isle’s current directors will become directors of ERI following the completion of the Mergers. Although the rest of the Isle directors will not become directors of ERI after the Mergers, ERI will indemnify and maintain liability insurance for all of the directors and officers of Isle for their services as directors and officers before the Mergers. Please refer to “The Mergers—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124 for a discussion of these interests.

The exercise of Isle’s directors’ and executive officers’, as appropriate, discretion in agreeing to changes in the terms of or waivers of conditions of the Merger Agreement may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Isle’s stockholders’ best interest.

In the period leading up to the closing of the First Step Merger, events may occur that would cause Isle to agree to amend the Merger Agreement, to consent to certain actions taken by ERI, or to waive rights that Isle is entitled to under the Merger Agreement. Such events could arise because of a request by ERI to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of those circumstances, Isle directors and/or executive officers would have discretion as to whether to grant such consent or waive such rights. As of the date of this joint proxy statement/prospectus, Isle does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder adoption of the Merger Agreement and approval of the First Step Merger has been obtained. However, the financial and personal interests of Isle’s directors and executive officers may result in a conflict of interest on the part of one or more of the directors or executive officers between what he or she may believe is best for Isle and what he or she may believe is best for himself or herself in determining whether or not to take the requested action. Although certain changes could be made without further stockholder approval, Isle will circulate a new or amended joint proxy statement/prospectus and resolicit adoption of the Merger Agreement and approval of the First Step Merger from its stockholders, to the extent required by law, if changes to the terms of, or waivers under, the Merger Agreement could render the statements in this joint proxy statement/prospectus materially misleading.

If the Mergers are not completed, the price of Isle or ERI common stock and the companies’ future businesses and operations could be harmed.

If the Mergers are not completed, Isle and ERI may be subject to material risks, including:

•	failure to complete the Mergers may result in negative publicity and a negative impression of Isle and/or ERI in the investment community;

•	certain costs related to the Mergers, such as legal, accounting and certain financial advisory fees, must be paid even if the Mergers are not completed;

•	the diversion of management attention from day-to-day business and the unavoidable disruption to its employees and relationships with clients as a result of efforts and uncertainties relating to the Mergers may detract from the ability of ERI or Isle to grow revenue and minimize costs, which, in turn, may lead to a loss of market position that ERI or Isle could be unable to regain if the Mergers do not occur; and

•	under the Merger Agreement, ERI and Isle are subject to certain restrictions on the conduct of their businesses prior to completing the Mergers, which may affect their ability to execute certain of their respective business strategies.

In addition, Isle is subject to additional material risks, including the following, if the Mergers do not occur:

•	if the Isle Board seeks another merger or business combination, Isle stockholders cannot be certain that Isle will be able to find a party willing to offer equivalent or more attractive consideration than the Merger Consideration ERI has agreed to provide in the First Step Merger; and

•	the price of Isle common stock may decline to the extent that the current market price of Isle common stock reflects a higher price than it otherwise would have based on the assumption that the Mergers will be completed.

Stockholders may sell substantial amounts of Isle common stock in the public market, which is likely to depress the price of Isle common stock, particularly following an announcement, or anticipated announcement, that the Mergers may not be completed.

A significant number of shares of Isle common stock may be sold at any time prior to the Mergers. If Isle’s current stockholders sell Isle common stock in the public market prior to the Mergers, it is likely that arbitrageurs will acquire such shares. These arbitrageurs would likely sell all such shares in the public market immediately following any announcement, or anticipated announcement, that the Mergers failed to close, or will likely fail to close, for any reason, which in turn would likely cause the market price of Isle common stock to decline. In addition to the other negative effects on Isle, such sales of Isle common stock might make it more difficult for Isle to sell equity or equity-related securities in the future if the Mergers are not completed.

If the Mergers fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Isle stockholders may be required to recognize gain or loss for U.S. federal income tax purposes on the exchange of their shares of Isle common stock in the Mergers.

ERI and Isle have structured the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither ERI nor Isle intends to request any ruling from the IRS as to the tax consequences of the exchange of shares of Isle common stock for ERI common stock in the Mergers. If the Mergers, taken together, fail to qualify as a reorganization, an Isle stockholder would generally recognize gain or loss for U.S. federal income tax purposes on each share of Isle common stock exchanged in the Mergers in an amount equal to the difference between that stockholder’s tax basis in such share and the fair market value of the ERI common stock and cash the Isle stockholder receives or may receive in exchange for each such share of Isle common stock. You are urged to consult with your own tax advisor regarding the proper reporting of the amount and timing of such gain or loss. See “Material United States Federal Income Tax Consequences” beginning on page 164.

If you deliver shares of Isle common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the Election Deadline.

If you are a holder of Isle common stock and want to make an election, you must deliver to the Exchange Agent by the Election Deadline a properly completed and signed election form along with stock certificates (or a properly completed notice of guaranteed delivery) or, in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form. You will not be able to sell any shares of Isle common stock that you have delivered to the Exchange Agent unless you revoke your election before the deadline by providing written notice to the Exchange Agent. If you do not revoke your election, you will not be able to liquidate your investment in Isle common stock for any reason until you receive Cash Consideration and/or Stock Consideration pursuant to the Merger Agreement. In the time between delivery of your shares to the Exchange Agent and the closing of the Mergers, the market price of Isle common stock or ERI common stock may change, and you might otherwise want to sell your shares of Isle common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. If the Mergers are unexpectedly delayed, the period between delivery of your shares to the Exchange Agent and the closing of the Mergers could extend for a significant period of time.

Even if you do not properly make an election before the Election Deadline, you may be unable to sell your shares during the period between the Election Deadline and the consummation of the Mergers because there may not be a liquid market for shares of Isle common stock.

Isle stockholders who do not make a valid election may be unable to transfer (including by sale) all or some of their shares during the period between the Election Deadline and the consummation of the Mergers because all shares of Isle common stock for which an election has been properly made will no longer be transferable and, as a result, there may not be a trading market that will provide Isle stockholders with adequate liquidity to make the desired transfer. Furthermore, Isle stockholders who do not make a valid election prior to the Election Deadline give up the choice to elect their preferred form of consideration and could instead receive the Cash Consideration for all of their shares, the Stock Consideration for all of their shares, or a combination of the Cash Consideration and the Stock Consideration, depending on elections that have been made by other Isle stockholders.

Risks Relating to the Combined Company Following the Mergers

The integration of ERI and Isle following the Mergers may present significant challenges and impair ERI’s ability to realize the anticipated benefits of the Mergers in the anticipated time frame or at all.

ERI’s ability to realize the anticipated benefits of the Mergers will depend, to a large extent, on ERI’s ability to integrate Isle’s businesses into ERI in the anticipated time frame or at all. ERI may face significant challenges in combining Isle’s operations into its operations in a timely and efficient manner. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, ERI will be required to devote significant management attention and resources to integrating the business practices and operations of Isle into those of ERI. The integration process may disrupt the businesses and, if implemented ineffectively or inefficiently, would preclude realization of the full benefits expected by ERI and Isle. The failure to successfully integrate Isle into ERI and to manage the challenges presented by the integration process successfully may result in an interruption of, or loss of momentum in, the business of ERI or Isle, which may have the effect of depressing the market price of ERI common stock following the Effective Time.

ERI may be unable to realize anticipated cost synergies or may incur additional costs.

ERI expects to realize cost synergies from combining the sales and general and administrative functions of Isle and ERI. However, ERI will be required to incur costs, including severance and related expenses, to realize the anticipated cost savings. While ERI’s management believes the combined entity will benefit from cost synergies, ERI may be unable to realize all of these cost synergies within the time frame expected or at all. In addition, ERI may incur additional or unexpected costs in order to realize these cost synergies.

The Mergers may not be accretive and may cause dilution to the combined company’s earnings per share, which may negatively affect the price of the common stock of the combined company following completion of the Mergers.

ERI currently anticipates that the Mergers will be accretive to the earnings per share of the combined company in 2017. This expectation is based on preliminary estimates and assumes certain synergies expected to be realized by the combined company over a 12-month period following the completion of the Mergers and the previously announced dispositions of Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette. Such estimates and assumptions could materially change due to additional transaction-related costs, delays in regulatory approvals, the failure to realize any or all of the benefits expected in the Mergers or other factors beyond the control of ERI and Isle. All of these factors could delay, decrease or eliminate the expected accretive effect of the Mergers and cause resulting dilution to the combined company’s earnings per share or to the price of the common stock of the combined company.

The trading price of shares of ERI common stock after the Mergers may be affected by factors different from those affecting the price of shares of Isle common stock or shares of ERI common stock before the Mergers.

If the Mergers are completed, holders of Isle common stock who receive Stock Consideration will be investing in ERI common stock. The results of operations of ERI, as well as the trading price of ERI common stock, after the Mergers may be affected by factors different from those currently affecting ERI’s or Isle’s results of operations and the trading price of Isle common stock. For a discussion of the businesses of Isle and ERI and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 207.

The unaudited pro forma financial statements are presented for illustrative purposes only and should not be viewed as a forecast of ERI’s financial condition or results of operations following the Mergers.

The unaudited pro forma financial statements have been derived from the historical financial statements of ERI and Isle and certain adjustments and assumptions have been made regarding ERI after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred or savings to be achieved by the combined company in connection with the Mergers. For example, neither the impact of any incremental costs incurred in integrating the two companies nor any potential cost savings is reflected in the unaudited pro forma financial statements. As a result, the actual financial condition and results of operations of ERI following the Mergers will likely not be consistent with, or evident from, and may differ materially from, these unaudited pro forma financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect ERI’s financial condition or results of operations following the Mergers. Therefore, stockholders of ERI and stockholders of Isle should not place undue reliance on the pro forma financial statements when deciding whether to vote for their respective proposals relating to the Mergers. Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 58.

The Mergers are expected to result in significant transaction costs and costs associated with integration of the combined business.

The total transaction fees, expenses and similar costs relating to the Merger expected to be incurred by ERI and Isle is approximately $119 million. In addition, ERI will incur integration and restructuring costs following the completion of the Mergers as it integrates Isle’s business and operations with those of ERI. Although ERI expects that the realization of efficiencies related to the integration of Isle’s business will offset incremental transaction, integration and restructuring costs over time, ERI cannot give any assurance that this net benefit will be achieved in the near term, or at all.

Unanticipated costs relating to the Mergers could reduce ERI’s future earnings per share.

We believe that we have reasonably estimated the likely incremental costs of the combined operations of ERI and Isle following the Mergers. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as unanticipated costs to integrate the two businesses, increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of ERI following the Mergers. In addition, if actual costs are materially different than expected costs, the Mergers could have a significant dilutive effect on ERI’s earnings per share.

ERI will have a substantial amount of debt outstanding following the Mergers and may incur additional indebtedness in the future, which could restrict ERI’s ability to pay dividends and fund working capital and planned capital expenditures.

ERI expects to incur approximately $2.2 billion of debt, which includes ERI’s $375 million of debt currently outstanding which will not be extinguished, in order to complete the Mergers and refinance Isle’s existing credit facilities and senior and senior subordinated notes and the debt outstanding under ERI’s existing credit facility. In addition, ERI will have the ability to incur additional debt under its $300 million revolving credit facility and may be required to incur additional indebtedness to finance the Merger Consideration if the sale of Isle of Capri Casino Hotel Lake Charles and/or the sale of Lady Luck Casino Marquette is not consummated prior to the closing of the Mergers. This amount of leverage could have important consequences, including:

•	ERI may be required to use a substantial portion of its cash flow from operations to make interest payments on ERI’s debt, which will reduce funds available for operations, future business opportunities and dividends;

•	ERI may have limited flexibility to react to changes in its business and its industry;

•	it may be more difficult for ERI to satisfy its other obligations;

•	ERI may have a limited ability to borrow additional funds or to sell assets to raise funds if needed for working capital, capital expenditures, acquisitions or other purposes;

•	ERI may become more vulnerable to general adverse economic and industry conditions, including changes in interest rates; and

•	ERI may be at a disadvantage compared to its competitors that have less debt.

ERI currently expects its cash interest expense to be approximately $76.6 million in fiscal year 2017 assuming consummation of the Mergers on June 30, 2017. Future interest expense will be significantly higher than historic interest expense as a result of higher levels of indebtedness incurred to consummate the Mergers. ERI’s ability to make payments on its debt and potential to pay dividends on its common stock, which ERI has not historically done, will depend on its ability to generate cash in the future, which will depend on many factors beyond its control. ERI cannot assure you that:

•	its business will generate sufficient cash flow from operations to service and repay its debt, pay dividends on its common stock and fund working capital and planned capital expenditures;

•	future borrowings will be available under its credit facilities or any future credit facilities in an amount sufficient to enable it to repay its debt, pay dividends on its common stock and fund working capital and planned capital expenditures; or

•	it will be able to refinance any of its debt on commercially reasonable terms or at all.

If ERI cannot generate sufficient cash from its operations to meet its debt service obligations, it may need to reduce or delay capital expenditures, the development of its business generally and any acquisitions. If ERI becomes unable to meet its debt service and repayment obligations, it would be in default under the terms of its credit agreement, which would allow its lenders to declare all outstanding borrowings to be due and payable. If the amounts outstanding under its credit facilities were to be accelerated, ERI cannot assure you that its assets would be sufficient to repay in full the money owed.

Delay or failure to consummate the sale of Isle of Capri Casino Hotel Lake Charles or the sale of Lady Luck Casino Marquette may require ERI to incur additional debt to repay outstanding indebtedness of Isle or otherwise adversely impact the financial condition of the combined company.

On August 22, 2016, Isle entered into an agreement to sell Isle of Capri Casino Hotel Lake Charles for aggregate consideration of $134.5 million, subject to certain adjustments. On October 13, 2016, Isle entered into an agreement to sell Lady Luck Casino Marquette for cash consideration of approximately $40.0 million, subject to certain adjustments. The consummation of each transaction is subject to satisfaction of customary conditions, including receipt of regulatory approval, the accuracy of the representations and warranties, compliance with covenants, delivery of certain closing deliverables and the absence of any governmental order or action seeking to prohibit the consummation of the transaction. Although Isle expects the sale of Isle of Capri Casino Hotel Lake Charles to be consummated in its late fiscal 2017 or early fiscal 2018 and the sale of Lady Luck Casino Marquette to be consummated in its fiscal 2018, there can be no assurance as to the timing of the closing of either sale or that the closings will occur on the terms set forth in the purchase agreements relating to the sales, or at all. In the event that the closing of either sale is delayed or does not occur, ERI may be required to incur additional indebtedness to repay debt outstanding under Isle’s credit agreement or outstanding notes, which could adversely impact the financial condition of the combined company.

Restrictions in ERI’s debt agreements may prevent ERI from paying dividends.

ERI has not historically paid dividends to its stockholders. ERI’s ability to pay dividends in the future will be restricted by current and future agreements governing its debt, including its current credit agreement and the financing agreements expected to be in place upon consummation of the Mergers. Please refer to “Bank Commitment Letter and Related Financing” beginning on page 158.

The aggregate ownership and voting interest of the current Isle stockholders in ERI after the Mergers will be lower than they currently have in Isle and they will exercise less influence over management of ERI than they currently exercise over management of Isle.

Following the consummation of the Mergers, Isle stockholders who receive the Stock Consideration in the First Step Merger will own in the aggregate a significantly smaller percentage of ERI common stock than they currently own of Isle common stock. Immediately following the Mergers, those stockholders are expected to own in the aggregate (excluding any shares of ERI common stock they may own or acquire prior to consummation of the First Step Merger) approximately [●]% of the outstanding shares of ERI common stock, based on the number of shares of ERI common stock and Isle common stock outstanding on December 29, 2016. Consequently, if ERI’s management pursues strategies or undertakes risks that differ from the investment preferences of Isle’s stockholders, Isle stockholders will have less influence over the management and policies of ERI than they currently exercise over the management and policies of Isle.

The shares of ERI common stock to be received by Isle stockholders as a result of the First Step Merger will have different rights from the shares of Isle common stock.

Isle stockholders’ rights are currently governed by the Isle certificate of incorporation, the Isle bylaws and Delaware law. Those Isle stockholders who receive the Stock Consideration in the First Step Merger will, upon completion of the First Step Merger, become stockholders of ERI and their rights will be governed by the ERI certificate of incorporation, the ERI bylaws and Nevada law. Please refer to “Comparison of Rights of Common Stockholders of ERI and Common Stockholders of Isle” beginning on page 169.

The Share Issuance may cause the market price of ERI common stock to decline.

In connection with the completion of the Mergers, based on the number of shares outstanding on December 29, 2016, ERI expects to issue approximately [●] million shares of ERI common stock, which will represent approximately [●]% of the issued and outstanding shares of ERI after completion of the Mergers. ERI expects that some Isle stockholders who receive ERI shares are likely to sell them promptly, especially Isle stockholders who elected to receive the Cash Consideration but received the Stock Consideration instead due to the proration and reallocation provisions described in this joint proxy statement/prospectus. Both the issuance of this amount of new shares and the subsequent sales of these shares may cause the market price of ERI common stock to decline.

Following the consummation of the Mergers, investors in the combined company will own an institution with different financial and other characteristics than either ERI or Isle on a standalone basis.

Following the consummation of the Mergers, current stockholders of ERI and Isle will become stockholders in a combined company that will have different financial and other characteristics than either company had on a standalone basis prior to the Mergers. For example, the Mergers will result in a combined company with higher dollar amounts of total assets, outstanding debt, interest expense and goodwill compared to the amounts currently existing for each of them individually. If we are unable to successfully combine the businesses of ERI and Isle, our future earnings may be adversely affected, which in turn could adversely impact the amount of capital of the combined company and cause our earnings per share and book value per share to be diluted.

Risks Relating to Isle

Isle is, and will continue to be, subject to the risks described in Part I, Item 1A in Isle’s Annual Report on Form 10-K for the year ended April 24, 2016 and in Part II, Item 1A of Isle’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2016, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207 for the location of the Isle information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to ERI

ERI is, and will continue to be, subject to the risks described in Part I, Item 1A in ERI’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Part II, Item 1A of ERI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207 for the location of the ERI information incorporated by reference into this joint proxy statement/prospectus.

THE COMPANIES

ERI, Merger Sub A and Merger Sub B

ERI is a gaming and hospitality company that owns and operates gaming facilities located in Ohio, Louisiana, Nevada, Pennsylvania and West Virginia. ERI’s primary source of revenue is generated by gaming operations, but ERI uses hotels, restaurants, bars, entertainment, racing, retail shops and other services to attract customers to its properties. ERI was founded in 1973 in Reno, Nevada as a family business by the Carano family. ERI has been publicly traded since September 22, 2014 and its common stock currently trades on NASDAQ under the symbol “ERI.”

ERI owns and operates the following properties:

•	Eldorado Resort Casino Reno (“Eldorado Reno”)—A 814-room hotel, casino and entertainment facility located in downtown Reno, Nevada;

•	Silver Legacy Resort Casino (“Silver Legacy”)—A 1,711-room themed hotel and casino located adjacent to Eldorado Reno and Circus Circus Reno (“Circus Reno”);

•	Circus Reno—A 1,571-room hotel-casino and entertainment complex connected via a skywalk to Eldorado Reno and Silver Legacy;

•	Eldorado Resort Casino Shreveport—A 403-room, all suite art deco-style hotel and tri-level riverboat dockside casino situated on the Red River in Shreveport, Louisiana;

•	Mountaineer Casino, Racetrack & Resort—A 354-room resort with a casino and live thoroughbred horse racing located on the Ohio River at the northern tip of West Virginia’s northwestern panhandle;

•	Presque Isle Downs & Casino—A casino and live thoroughbred horse racing facility with slot machines, table games and poker located in Erie, Pennsylvania; and

•	Eldorado Gaming Scioto Downs (“Scioto Downs”)—A modern “racino” offering approximately 2,140 video lottery terminals located 15 minutes from downtown Columbus, Ohio.

•	In addition, Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc.

ERI’s principal executive offices are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501 and the telephone number at that location is (775) 328-0100.

Merger Sub A is a Delaware corporation and Merger Sub B is a Delaware limited liability company. Each is a wholly-owned subsidiary of ERI. Both of these companies were incorporated on September 16, 2016 solely for the purpose of effecting the Mergers, pursuant to the Merger Agreement.

Additional information about ERI and its subsidiaries is included in the ERI documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page  207.

Isle

Isle is a developer, owner and operator of branded gaming facilities and related dining, lodging and entertainment facilities in regional markets in the United States. Isle currently owns or operates 14 gaming and entertainment facilities in Colorado, Florida, Iowa, Louisiana, Mississippi, Missouri and Pennsylvania. Isle also operates a harness racing track in Florida. Isle has entered into agreements to sell Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette.

Isle owns and operates the following properties:

•	Isle Casino Hotel—Black Hawk—A land-based casino on an approximately 10-acre site in Black Hawk, Colorado that includes 1,086 slot machines, 25 standard table games, a nine table poker room, a 238-room hotel and 1,100 parking spaces in an attached parking garage;

•	Lady Luck Casino—Black Hawk—A land based casino across the intersection from Isle Casino Hotel in Black Hawk, Colorado, that includes 455 slot machines, 10 standard table games, five poker tables, a 164-room hotel and 1,200 parking spaces in a parking structure connecting Isle casino Hotel-Black Hawk and Lady Luck Casino-Black Hawk;

•	Pompano—A casino and harness racing track on an approximately 223-acre owned site in Pompano Beach, Florida, that includes 1,446 slot machines, a 42-table poker room and 3,800 parking spaces;

•	Bettendorf—A land-based single-level casino located off of Interstate 74 in Bettendorf, Iowa that includes 969 slot machines and 19 table games with two hotel towers with 509 hotel rooms and 2,057 parking spaces;

•	Lady Luck Casino Marquette—A dockside casino in Marquette, Iowa that includes 534 slot machines and 8 table games, a marina and 745 parking spaces. On October 13, 2016, Isle entered into an agreement to sell Lady Luck Casino Marquette;

•	Waterloo—A single-level land-based casino in Waterloo, Iowa that includes 948 slot machines, 25 table games, four poker tables a 195-room hotel and 1,500 parking spaces;

•	Isle of Capri Casino Hotel Lake Charles—A gaming vessel on an approximately 19 acre site in Lake Charles, Louisiana, with 1,157 slot machines, 49 table games, including 13 poker tables, two hotels offering 493 rooms and 2,539 parking spaces, including approximately 1,160 spaces in an attached parking garage. On August 22, 2016, Isle entered into an agreement to sell Isle of Capri Casino Hotel Lake Charles;

•	Lula—Two dockside casinos in Lula, Mississippi with 885 slot machines and 21 table games, two on-site hotels with a total of 451 rooms, 1,611 parking spaces and a 28-space RV Park;

•	Vicksburg—A dockside casino in Vicksburg, Mississippi that includes 613 slot machines, 7 table games and 977 parking spaces;

•	Boonville—A single-level dockside casino in Boonville, Missouri that includes 914 slot machines, 20 table games, a 140-room hotel and 1,100 parking spaces;

•	Cape Girardeau—A dockside casino and pavilion and entertainment center in Cape Girardeau, Missouri that includes 930 slot machines, 22 table games and 4 poker tables and 1,049 parking spaces;

•	Caruthersville—A riverboat casino located along the Mississippi River in Caruthersville, Missouri that includes 557 slot machines, nine table games and 1,240 parking spaces;

•	Kansas City—A dockside casino located close to downtown Kansas City, Missouri offering 977 slot machines and 18 table games, and 1,426 parking spaces; and

•	Nemacolin—A casino property located on the 2,000 acre Nemacolin Woodlands Resort in Western Pennsylvania that includes 597 slot machines, 29 table games and 766 parking spots.

Isle was incorporated in Delaware on February 15, 1990 and its common stock currently trades on NASDAQ under the symbol “ISLE.”

Isle’s principal executive office is located at 600 Emerson Road, Suite 300, St. Louis, Missouri 63141. Isle’s telephone number at that location is (314) 813-9200.

Additional information about Isle and Isle’s subsidiaries is included in the Isle documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207.

Material Contracts Between ERI and Isle

Except as set forth in this joint proxy statement/prospectus and related to the Merger Agreement or the Mergers or contemplated by the Merger Agreement, neither ERI nor any of ERI’s affiliates, including Merger Sub A and Merger Sub B, have any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions with Isle or Isle’s affiliates since January 1, 2013, including with respect to: (a) a merger, consolidation or acquisition; (b) a tender offer or other acquisition of securities; (c) an election of directors; or (d) a sale or other transfer of a material amount of assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ERI

The following table sets forth selected historical consolidated financial information for ERI and its subsidiaries as of and for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 and for the nine months ended September 30, 2016 and 2015. The statement of operations data for each of the three fiscal years ended December 31, 2015, 2014, and 2013, and balance sheet data as of December 31, 2015 and 2014 have been obtained from ERI’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The statement of operations data for each of the two fiscal years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2013, 2012, and 2011 have been obtained from audited consolidated financial statements, which are not incorporated into this document by reference. The statement of operations data for the nine months ended September 30, 2016 and 2015 and the balance sheet data as of September 30, 2016 have been obtained from ERI’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which is incorporated by reference into this joint proxy statement/prospectus. In the opinion of ERI’s management, the unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of the financial positions and the results of operations for these periods.

The information set forth below should be read in conjunction with ERI’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and included in ERI’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, which are incorporated by reference in this joint proxy statement/prospectus. For additional information on documents incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 207.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015(1)	2014(2)	2013	2012	2011
	(Unaudited)		(dollars in millions, except per share data)
Consolidated Statement of Operations Data:
Operating revenues:
Casino	$532.1	$460.8	$614.2	$298.8	$192.4	$200.3	$201.3
Pari-mutuel commissions	7.1	8.0	9.0	2.0	—	—	—
Food and beverage	108.7	69.7	97.7	68.2	60.6	59.3	58.9
Hotel	73.9	24.7	37.5	28.0	26.9	26.2	26.5
Other	34.0	17.5	26.1	13.2	10.4	10.4	10.8

	755.8	580.7	784.5	410.2	290.3	296.2	297.5
Less promotional allowances	(69.4)	(47.1)	(64.7)	(48.4)	(43.1)	(41.5)	(41.4)

Net operating revenues	686.4	533.6	719.8	361.8	247.2	254.7	256.1

Operating expenses:
Casino	299.9	268.3	357.6	167.8	101.9	104.0	104.1
Pari-mutuel commissions	7.8	8.4	10.0	2.4	—	—	—
Food and beverage	61.5	36.4	52.6	37.4	29.0	29.1	29.2
Hotel	23.1	6.8	11.3	8.5	7.9	8.0	7.9
Other	20.0	10.5	15.3	9.4	7.3	7.3	7.8
Marketing and promotions	30.7	22.3	31.2	22.0	17.8	18.7	18.7
General and administrative	98.1	69.9	96.9	58.7	43.7	44.9	44.8
Corporate	15.7	11.7	16.5	4.6	—	—	—
Depreciation and amortization	47.6	42.5	56.9	28.7	17.0	17.7	19.8

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015(1)	2014(2)	2013	2012	2011
	(Unaudited)		(dollars in millions, except per share data)
Operating expenses	604.4	476.8	648.3	339.5	224.6	229.7	232.3

Loss on sale or disposition of property	(0.7)	—	—	(0.1)	(0.2)	(0.2)	(0.1)
Acquisition charges	(5.3)	(0.7)	(2.5)	(7.4)	(3.2)	—	—
Equity in income (losses) of unconsolidated affiliates(3)	—	3.1	3.5	2.7	3.4	(9.0)	(3.7)
Impairment of investment in joint venture(4)	—	—	—	—	—	—	(33.1)

Operating income (loss)	76.0	59.2	72.5	17.5	22.6	15.8	(13.1)

Other income (expense):
Interest expense, net	(38.4)	(48.9)	(61.6)	(30.7)	(15.7)	(16.1)	(18.4)
Gain on extinguishment of debt of unconsolidated affiliate	—	—	—	—	12.0	—	—
Gain on valuation of unconsolidated affiliate	—	—	35.6	—	—	—	—
Gain on termination of supplemental executive retirement plan	—	—	—	0.7	—	—	—
Loss on property donation	—	—	—	—	—	(0.7)	—
(Loss) gain on early retirement of debt, net	(0.1)	(1.8)	(1.9)	(0.1)	—	—	2.5

Total other expense	(38.5)	(50.7)	(27.9)	(30.1)	(3.7)	(16.8)	(15.9)

Net income (loss) before income taxes	37.5	8.5	44.6	(12.6)	18.9	(1.0)	(29.0)
Provision (benefit) for income taxes(5)	(13.7)	(4.5)	69.6	(1.7)	—	—	—

Net income (loss)	23.8	4.0	114.2	(14.3)	18.9	(1.0)	(29.0)
Less net (income) loss attributable to non-controlling interest(6)	—	—	—	(0.1)	—	—	4.8
Net income (loss) attributable to ERI(6)	$23.8	$4.0	$114.2	$(14.4)	$18.9	$(1.0)	$(24.2)

Basic net income (loss) per common share	$0.51	$0.09	$2.45	$(0.48)	$0.81	$(0.04)	$(1.04)

Diluted net income (loss) per common share	$0.50	$0.09	$2.43	$(0.48)	$0.81	$(0.04)	$(1.04)

Other Data:
Net cash provided by (used in):
Operating activities	$72.3	$20.5	$56.7	$31.6	$23.5	$28.4	$21.2
Investing activities	(27.2)	(78.3)	(158.8)	40.4	(7.6)	(21.8)	(7.7)
Financing activities	(78.7)	18.9	92.7	(14.2)	(11.5)	(11.4)	(31.4)
Capital expenditures	32.9	24.4	36.8	10.6	7.4	9.2	7.9
Operating Data(9):
Number of hotel rooms(8)	4,853	1,571	4,853	1,571	1,217	1,217	1,217
Average hotel occupancy rate(7)	65.3%	85.5%	77.9%	84.1%	85.1%	84.1%	86.3%
Number of slot machines(8)	9,867	8,024	10,281	8,665	2,738	2,779	2,751
Number of table games(8)	256	171	263	177	100	97	99

	At September 30, 2016	At December 31,
		2015	2014	2013	2012	2011
	(Unaudited)	(In millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$44.6	$78.3	$87.6	$29.8	$25.3	$30.2
Total assets	1,278.9	1,325.0	1,171.6	270.2	262.5	272.7
Total debt	814.3	892.2	778.9	170.8	176.1	183.5
Stockholders’ equity	296.9	270.7	151.6	75.6	61.0	66.0

(1)

On November 24, 2015 (the “Acquisition Date”), ERI consummated the acquisition of all of the assets and properties of Circus Circus Reno and the other 50% membership interest in the Circus and Eldorado Joint Venture, LLC (“Silver Legacy

JV”) owned by MGM Resorts International. On the Acquisition Date, Eldorado Resorts LLC (“Resorts”) also exercised its right to acquire the 3.8% interest in Eldorado Limited Liability Company (“ELLC”) held by certain affiliates and stockholders of ERI. As a result of these transactions, ELLC became a wholly-owned subsidiary of ERI and the Silver Legacy JV became an indirect wholly-owned subsidiary of ERI. The presentation of information herein for periods prior to the Acquisition Date are not fully comparable because the results of operations of Circus Circus Reno and the Silver Legacy JV were not consolidated prior to the Acquisition Date.

(2)	On September 19, 2014 (the “MTR Merger Date”), MTR Gaming Group, Inc. and Eldorado HoldCo LLC (“HoldCo”) each merged into wholly-owned subsidiaries of ERI to become a wholly-owned subsidiary of ERI (the “MTR Merger”). The MTR Merger was accounted for as a reverse acquisition of MTR Gaming by HoldCo under accounting principles generally accepted in the United States. As a result, HoldCo is considered the acquirer of MTR Gaming for accounting purposes. The financial information included in the table for periods prior to the MTR Merger Date are those of Eldorado Resorts LLC and its subsidiaries. The presentation of information herein for periods prior to the MTR Merger Date are not fully comparable because the results of operations of MTR Gaming were not consolidated prior to the MTR Merger Date.

(3)	Except as explained in note (4) below, equity in income (losses) of unconsolidated affiliates prior to the Acquisition Date represents (a) Resorts’ 48.1% joint venture interest in the Silver Legacy Joint Venture (or, prior to the Merger Date, its 50% interest in ELLC) and (b) for periods prior to September 1, 2014, Resorts’ 21.3% interest in Tamarack. Since ERI operates in the same line of business as the Silver Legacy and Tamarack, each with casino and/or hotel operations, ERI’s equity in the income (losses) of such affiliates is included in operating income (loss).

(4)	As a result of ERI’s identification of triggering events, it recognized non-cash impairment charges of $33.1 million in 2011 for its investment in the Silver Legacy Joint Venture, which is included in the consolidated statement of operations and comprehensive income. Such impairment charge eliminated ERI’s remaining investment in the Silver Legacy Joint Venture. Non-controlling interests in the Silver Legacy Joint Venture were allocated $4.8 million of the non-cash impairments, eliminating the remaining non-controlling interest. As a result of the elimination of ERI’s remaining investment in the Silver Legacy Joint Venture as of December 31, 2011, ERI discontinued the equity method of accounting for its investment in the Silver Legacy Joint Venture until the fourth quarter of 2012 when additional investments in the Silver Legacy were made. At such time, ERI recognized its share of the Silver Legacy Joint Venture’s suspended net losses not recognized during the period the equity method of accounting was discontinued and resumed the equity method of accounting for its investment.

(5)	Prior to September 19, 2014, HoldCo was taxed as a partnership under the Code pursuant to which income taxes were primarily the responsibility of the partners. On September 18, 2014, as part of the merger with MTR Gaming, ERI became a C Corporation subject to the federal and state corporate-level income taxes at prevailing corporate tax rates. While taxed as a partnership, HoldCo was not subject to federal income tax liability. Because holders of membership interests in HoldCo were required to include their respective shares of HoldCo and Resorts’ taxable income (loss) in their individual income tax returns, Resorts made distributions to its member, HoldCo and HoldCo made distributions to its members to cover such liabilities.

(6)	Prior to the Acquisition Date, non-controlling interest represented the minority partners’ share of ELLC’s 50% joint venture interest in the Silver Legacy Joint Venture. The non-controlling interest in ELLC was owned by certain HoldCo equity holders and was approximately 4%. The non-controlling interest in the Silver Legacy was 1.9%. ERI acquired the remaining 50% joint venture interest pursuant to the Circus Reno/Silver Legacy Purchase and exercised its rights to acquire the non-controlling interest of ELLC.

(7)	Excludes the operating data of the Silver Legacy, Circus Reno and Tamarack prior to the Acquisition Date and for each period presented.

(8)	As of the end of each period presented. Total table games does not include poker games and total slot machines includes video lottery terminals.

(9)	For each period presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ISLE

The following table sets forth selected historical consolidated financial information for Isle and Isle’s subsidiaries as of and for the fiscal years ended April 24, 2016, April 26, 2015, April 27, 2014, April 28, 2013 and April 29, 2012 and for the six months ended October 23, 2016 and October 25, 2015. The balance sheet and statement of operations data for each of the three fiscal years ended April 24, 2016, April 26, 2015 and April 27, 2014 have been obtained from Isle’s audited consolidated financial statements contained in its Current Report on Form 8-K filed with the SEC on December 21, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet and statement of operations data for the fiscal years ending April 28, 2013 and April 29, 2012 are unaudited and have been obtained from Isle’s Item 6 Selected Financial Data contained in its Current Report on Form 8-K filed with the SEC on December 21, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The statement of operations data for the six months ended October 23, 2016 and October 25, 2015 and the balance sheet data as of October 23, 2016 have been obtained from Isle’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended October 23, 2016, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of October 25, 2015 has been obtained from Isle’s unaudited consolidated financial statements for the quarter ended October 25, 2015 which has been adjusted for the adoption of Financial Accounting Standards Board (“FASB”) Update No. 2015-03, “Interest—Imputation of Interest” in the first quarter of fiscal 2017, which requires debt issuance costs to be presented as a direct deduction from the carrying amount of the related debt liability and is not incorporated into this document by reference. In the opinion of Isle’s management, the unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of the financial positions and the results of operations for these periods.

The information set forth below should be read in conjunction with Isle’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Isle’s Current Report on Form 8-K filed with the SEC on December 21, 2016, and included in Isle’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 23, 2016, which are incorporated by reference in this joint proxy statement/prospectus. For additional information on documents incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 207.

	Six Months Ended (1)		Fiscal Year Ended (1)
	October 23, 2016	October 25, 2015	April 24, 2016	April 26, 2015	April 27, 2014	April 28, 2013	April 29, 2012
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in millions, except per share data)
Statement of Operations
Revenues:
Casino	$427.4	$428.0	$869.7	$866.2	$817.3	$774.7	$750.7
Rooms	11.6	11.2	20.9	21.8	23.0	23.1	22.7
Food, beverage, pari-mutuel and other	52.5	53.8	111.6	114.5	110.7	105.0	99.2
Insurance recoveries	—	—	—	—	—	—	7.4

Gross revenues	491.5	493.0	1,002.2	1,002.5	951.0	902.8	880.0
Less promotional allowances	(87.3)	(84.4)	(170.5)	(179.7)	(171.5)	(158.0)	(142.3)

Net revenues	404.2	408.6	831.7	822.8	779.5	744.8	737.7
Operating expenses:
Casino	60.8	62.1	124.1	126.9	123.7	116.1	111.8
Gaming taxes	108.4	109.0	221.2	219.9	206.3	191.8	184.6
Rooms	2.9	2.9	5.3	5.2	5.2	5.0	4.9
Food, beverage, pari-mutuel and other	18.8	20.6	43.2	43.3	40.7	38.7	37.1
Marine and facilities	21.1	22.2	42.9	44.4	44.1	41.6	40.3
Marketing and administrative	90.5	92.2	183.2	186.7	185.9	176.0	172.5
Corporate and development	15.5	14.6	29.0	29.1	28.5	33.9	40.3
Valuation charges	—	—	—	9.0	127.3	34.1	14.4
Litigation accrual reversals	—	—	—	—	(9.3)	—	—
Transaction expense	3.4	—	—	—	—	—	—
Preopening	0.6	—	0.2	—	3.9	5.8	0.6
Depreciation and amortization	34.7	34.8	69.5	65.1	66.0	57.7	61.2

Total operating expenses	356.7	358.4	718.6	729.6	822.3	700.7	667.7

	Six Months Ended (1)		Fiscal Year Ended (1)
	October 23, 2016	October 25, 2015	April 24, 2016	April 26, 2015	April 27, 2014	April 28, 2013	April 29, 2012
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in millions, except per share data)
Operating income (loss)	47.5	50.2	113.1	93.2	(42.8)	44.1	70.0
Interest expense	(33.4)	(34.4)	(68.0)	(84.1)	(81.3)	(89.4)	(87.9)
Interest income	0.2	0.2	0.3	0.4	0.3	0.5	0.8
Loss on early extinguishment of debt	—	(3.0)	(3.0)	(13.8)	—	—	—
Derivative income	—	—	—	—	0.4	0.7	0.4

Income (loss) from continuing operations before income taxes	14.3	13.0	42.4	(4.3)	(123.4)	(44.1)	(16.7)
Income tax (provision) benefit	16.7	(1.7)	(4.2)	(0.5)	18.0	(3.7)	(14.3)

Income (loss) from continuing operations	31.0	11.3	38.2	(4.8)	(105.4)	(47.8)	(31.0)
Income (loss) from discontinued operations, net of income taxes	3.0	3.3	8.0	10.0	(22.3)	0.2	(98.7)

Net income (loss) attributable to common stockholders	$34.0	$14.6	$46.2	$5.2	$(127.7)	$(47.6)	$(129.7)

Income (loss) per common share attributable to common stockholders
Basic
Income (loss) from continuing operations	$0.75	$0.28	$0.94	$(0.12)	$(2.65)	$(1.22)	$(0.80)
Income (loss) from discontinued operations	0.07	0.08	0.20	0.25	(0.56)	0.01	(2.55)

Net Income (loss)	$0.82	$0.36	$1.14	$0.13	$(3.21)	$(1.21)	$(3.35)

Diluted
Income (loss) from continuing operations	$0.75	$0.27	$0.92	$(0.12)	$(2.65)	$(1.22)	$(0.80)
Income (loss) from discontinued operations	0.07	0.08	0.20	0.25	(0.56)	0.01	(2.55)

Net Income (loss)	$0.82	$0.35	$1.12	$0.13	$(3.21)	$(1.21)	$(3.35)

Other Data:
Net cash provided by (used in):
Operating activities	$63.0	$61.4	$135.9	$125.6	$86.8	$116.0	$118.1
Investing activities	(46.6)	(22.0)	(59.2)	(41.3)	6.1	(123.4)	(60.0)
Financing activities	(24.6)	(45.6)	(81.0)	(87.7)	(91.5)	(18.6)	(38.7)
Capital expenditures	(47.6)	(33.2)	(70.3)	(41.7)	(38.1)	(153.2)	(75.3)
Balance Sheet Data:
Cash and cash equivalents	$53.9	$60.2	$62.1	$66.4	$69.8	$68.5	$94.5
Total assets	1,208.4	1,201.0	1,194.2	1,214.3	1,274.2	1,535.1	1,568.9
Long-term debt, including current portion	897.2	958.6	922.7	992.9	1,066.3	1,156.9	1,154.4
Stockholders’ equity	108.6	41.8	75.6	23.5	19.4	142.4	183.6
Operating Data (2):
Number of slot machines	10,377	10,433	10,335	10,450	10,538	10,043	9,269
Number of table games	251	258	263	266	271	237	220
Number of hotel rooms	1,697	1,702	1,697	1,702	1,736	1,736	1,736
Number of parking spaces	17,826	17,845	17,737	17,954	17,880	17,104	16,061

(1)	Isle’s fiscal year ended April 29, 2012 includes 53 weeks while other fiscal years presented include 52 weeks. As a result of the recently announced sales, the results of Isle’s properties in Lake Charles, Louisiana and Marquette, Iowa are presented as discontinued operations. The results of Isle’s previously owned Natchez, Mississippi, Davenport, Iowa and Biloxi, Mississippi casinos are also presented as discontinued operations. Isle opened new casino operations in Nemacolin, Pennsylvania in July 2013 and Cape Girardeau, Missouri in October 2012.

(2)	Operating data excludes data for properties presented as discontinued operations for all periods presented.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information included herein presents the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations based upon the combined audited and unaudited historical financial statements of ERI and Isle after giving effect to the Mergers (defined herein), the sales of Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette, the Circus Reno/Silver Legacy Purchase (defined herein) (together the “Combined Transactions”), and the adjustments described in the accompanying notes.

The Mergers

On September 19, 2016, ERI entered into the Merger Agreement with Isle, Merger Sub A, and Merger Sub B. The Merger Agreement provides for, among other things, (1) the merger of Merger Sub A with and into Isle, with Isle as the surviving entity (the “First Step Merger”), and (2) a subsequent merger whereby Isle will merge with and into Merger Sub B, with Merger Sub B as the surviving entity (the “Second Step Merger” and together with the First Step Merger, the “Mergers”). Upon completion, the transaction will carry an estimated purchase price of $1.95 billion. See Note 2 to the unaudited pro forma condensed combined financial statements (the “Unaudited Pro Forma Financial Statements”) for additional information on the estimated purchase consideration.

ERI and Isle have different fiscal year-ends, and Isle’s fiscal year end does not coincide with calendar quarters. ERI’s most recent fiscal year end is December 31, 2015, and its most recent fiscal period end is September 30, 2016. Isle’s most recent fiscal year end is April 24, 2016, and its most recent fiscal period end is October 23, 2016.

The Isle of Capri Dispositions

On August 22, 2016, Isle entered into a definitive agreement to sell Isle of Capri Casino Hotel Lake Charles for approximately $134.5 million subject to a customary purchase price adjustment, to an affiliate of Laguna Development Corporation, a Pueblo of Laguna-owned business based in Albuquerque, New Mexico. The transaction is expected to be completed in Isle’s late fiscal 2017 or early fiscal 2018, subject to Louisiana Gaming Board approval and other customary closing conditions.

On October 13, 2016, Isle entered into a definitive agreement to sell Lady Luck Casino Marquette to an affiliate of Casino Queen (“CQ”), based in Swansea, Illinois. Under the terms of the agreement, CQ Holdings Company, Inc. will purchase Lady Luck Casino Marquette for cash consideration of approximately $40.0 million subject to a customary working capital adjustment. The sale is expected to close in Isle’s early fiscal 2018, subject to the approval of the Iowa Racing and Gaming Commission, the Illinois Gaming Control Board and customary closing conditions.

The sale of Isle of Capri Hotel Lake Charles and Lady Luck Casino Marquette (together, the “Isle of Capri Dispositions”) both qualify for discontinued operations treatment under generally accepted accounting principles. Accordingly, the results of Isle of Capri Casino Hotel Lake Charles and Lady Luck Casino Marquette have been excluded from income from continuing operations in the unaudited pro forma condensed combined financial information presented herein.

The Circus Reno/Silver Legacy Purchase

On July 7, 2015, ERI entered into a purchase and sale agreement with subsidiaries of MGM Resorts International to purchase the 50% interest in the Circus and Eldorado Joint Venture, LLC, formerly a joint venture between Eldorado Resorts LLC MGM Resorts International (the “Silver Legacy Joint Venture” or “Silver Legacy JV”), held by Galleon, Inc. and the assets constituting Circus Reno (the “Circus Reno/Silver Legacy Purchase”). On November 24, 2015, ERI acquired all of the assets and properties of Circus Reno and the 50% membership interest in the Silver Legacy JV owned by Galleon, Inc. The total purchase consideration was $223.6 million.

Following the consummation of the Circus Reno/Silver Legacy Transaction, the Silver Legacy JV became a wholly-owned indirect subsidiary of ERI. The Circus Reno/Silver Legacy Purchase is reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 presented herein.

Basis for Historical Information

The Unaudited Pro Forma Financial Statements have been prepared by management for illustrative purposes only and do not purport to represent what the results of operations, balance sheet data or other financial information of ERI would have been if the Combined Transactions had occurred as of the dates indicated or what such results will be for any future periods. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this report. The historical financial information has been adjusted to give effect to pro forma events that are: (1) directly attributable to the Combined Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Income Statements, expected to have a continuing impact on the combined results of ERI. As such, the Unaudited Pro Forma Income Statements for the nine months ended September 30, 2016 and for the year ended December 31, 2015, do not reflect non-recurring charges that will be incurred in connection with the Combined Transactions. The Unaudited Pro Forma Income Statements also do not reflect any cost savings from potential operating efficiencies or associated costs to achieve such savings or synergies that are expected to result from the Combined Transactions nor does it include any costs associated with severance, exit or disposal of businesses or assets, restructuring or integration activities resulting from the Combined Transactions, as they are currently not known, and, to the extent they arise, they are expected to be non-recurring and will not have been incurred at the closing date of the Combined Transactions. However, such costs could affect the combined company following the Combined Transactions in the period the costs are incurred. Further, the Unaudited Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the Combined Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

(Dollars in Thousands)

	Historical		Reclassification Adjustments (Note 4)
	As of September 30, 2016	As of October 23, 2016				As of September 30, 2016
	Eldorado Resorts Inc	Isle of Capri Casinos Inc		Pro Forma Adjustments (Note 3)		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$44,609	$53,927	$6,027	$(201,057	)(1)	$75,108
				171,602	(13)
Restricted cash	2,395	22,172	—	(22,000	)(13)	2,567
Marketable securities	—	19,023	—	—		19,023
Accounts receivable, net	17,061	9,677	(6,027)	—		20,711
Inventories	11,477	5,631	—	—		17,108
Prepaid income taxes	74	—	(50)	—		24
Prepaid expenses and other	16,322	13,907	—	—		30,229
Assets held for sale	—	138,671	—	(138,671	)(13)	—

Total current assets	91,938	263,008	(50)	(190,126)		164,770
Investment in and advances to unconsolidated affiliates	1,286	—	—	—		1,286
Property and equipment, net	609,795	815,532	—	(23,026	)(3)	1,402,301
Gaming licenses and other intangibles, net	488,421	31,819	—	442,171	(4)	962,411
Goodwill	66,826	79,776	—	678,204	(4)	824,806
Non-operating real property	14,218	—	—	—		14,218
Deferred financing costs, net	—	2,842	(2,842)	—		—
Restricted cash and investments	—	9,869	—	—		9,869
Deferred income taxes	—	794	(794)	—		—
Prepaid deposits and other	—	4,716	(4,716)	—		—
Other assets, net	6,390	—	7,558	(2,842	)(2)	11,106

Total assets	$1,278,874	$1,208,356	$(844)	$904,381		$3,390,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$4,539	$83	$—	$14,417	(7)	$19,039
Accounts payable	22,701	21,630	930	—		45,261
Due to affiliates	169	—	—	—		169
Accrued property, gaming and other taxes	16,772	21,063	—	—		37,835
Accrued payroll and related	15,146	31,992	(3,320)	—		43,818
Income tax payable	—	50	(50)	—		—
Accrued interest	7,707	14,485	—	(3,332	)(7)	18,860
Progressive jackpots and slot club awards	—	14,550	(14,550)	—		—
Deferred proceeds for assets held for sale	—	22,000	—	(22,000	)(13)	—
Accrued other liabilities	30,601	24,878	16,940	(521	)(5)	71,898
Liabilities related to assets held for sale	—	8,347	—	(8,347	)(13)	—

Total current liabilities	97,635	159,078	(50)	(19,783)		236,880
Long-term debt, less current portion	786,112	887,399	—	455,668	(7)	2,129,179
Deferred income taxes	91,229	21,929	(794)	167,658	(8)	280,022
Other accrued liabilities	—	17,416	(17,416)	—		—
Other long-term liabilities	7,001	13,912	17,416	(3,560	)(5)	34,769

Total liabilities	981,977	1,099,734	(844)	599,983		2,680,850

COMMITMENTS AND CONTINGENCIES	—	—	—	—		—
STOCKHOLDERS’ EQUITY:
Common stock	—	421	—	(421	)(10)	—
Paid-in capital	173,285	239,540	—	476,388	(11)	649,673
				(239,540	)(10)
Retained earnings	123,600	(121,674)	—	(63,368	)(9)	60,232
				80,396	(9)
				41,278	(13)
Treasury stock	—	(9,665)	—	9,665	(10)	—
Accumulated other comprehensive income	12	—	—	—		12

Total stockholders’ equity	296,897	108,622	—	304,398		709,917

Total liabilities and stockholders’ equity	$1,278,874	$1,208,356	$(844)	$904,381		$3,390,767

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

TWELVE MONTHS ENDED DECEMBER 31, 2015

(Dollars in Thousands, Except Share and Per Share Data)

	Pro Forma	Historical	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Fiscal Year Ended December 31, 2015
	Fiscal Year Ended December 31, 2015	Twelve Months Ended January 24, 2016
	Eldorado Resorts Inc (adjusted for acquisition of Circus Reno/ Silver Legacy)(14)

		Isle of Capri Casinos Inc				Pro Forma Combined
REVENUES:
Casino	$709,428	$871,122	$—	$—		$1,580,550
Pari-mutuel commissions	9,031	—	11,749	—		20,780
Food and beverage	139,675	—	87,342	—		227,017
Hotel	86,286	20,979	—	—		107,265
Other	45,929	—	12,053	—		57,982
Food, beverage, pari-mutuel and other	—	111,144	(111,144)			—

	990,349	1,003,245	—	—		1,993,594
Less-promotional allowances	(88,894)	(169,387)	—	—		(258,281)

Net operating revenues	901,455	833,858	—	—		1,735,313
EXPENSES:
Casino	403,334	124,430	242,420	—		770,184
Pari-mutuel commissions	9,973	—	9,558	—		19,531
Food and beverage	80,472	—	29,865	—		110,337
Hotel	30,811	5,349	—	—		36,160
Other	26,962	—	48,465	—		75,427
Food, beverage, pari-mutuel and other	—	43,708	(43,708)	—		—
Marketing and promotions	42,311	183,369	(130,083)	—		95,597
General and administrative	132,830	—	109,372	(351	)(6)	241,851
Corporate	16,469	28,095	—	3,482	(6)	48,046
Gaming taxes	—	222,119	(222,119)	—		—
Marine and facilities	—	43,770	(43,770)	—		—
Valuation charges	—	9,000	—	—		9,000
Depreciation and amortization	66,481	68,835	—	(12,458	)(3)	127,368
				4,510	(4)

Total operating expenses	809,643	728,675	—	(4,817)		1,533,501
LOSS ON SALE OR DISPOSAL OF PROPERTY	(8)	—	—	—		(8)
ACQUISITION CHARGES	(84)	—	—	—		(84)

OPERATING INCOME	91,720	105,183	—	4,817		201,720
OTHER INCOME (EXPENSE):
Interest expense, net	(51,940)	—	(71,713)	2,727	(7)	(120,926)
Interest expense	—	(72,042)	72,042	—		—
Interest income	—	329	(329)	—		—
Gain on valuation of unconsolidated affiliate	35,582	—	—	—		35,582
Loss on early retirement of debt, net	(1,937)	(16,723)	—	—		(18,660)

Total other expense	(18,295)	(88,436)	—	2,727		(104,004)

NET INCOME BEFORE INCOME TAXES	73,425	16,747	—	7,544		97,716
BENEFIT (PROVISION) FOR INCOME TAXES	59,491	(887)	—	(3,016	)(8)	55,588

Income from continuing operations	$132,916	$15,860	$—	$4,528		$153,304

Net Income per share of Common Stock:
Basic	$2.86					$2.04	(15)
Diluted	$2.83					$2.01	(15)
Weighted Average Basic Shares Outstanding	46,550,042					75,001,948	(15)
Weighted Average Diluted Shares Outstanding	47,008,980					76,158,989	(15)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Dollars in Thousands, Except Share and Per Share Data)

	Historical		Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Nine Months Ended September 30, 2016
	Nine Months Ended September 30, 2016	Nine Months Ended October 23, 2016
	Eldorado Resorts Inc	Isle of Capri Casinos Inc				Pro Forma Combined
REVENUES:
Casino	$532,141	$663,401	$—	$—		$1,195,542
Pari-mutuel commissions	7,104	—	8,112	—		15,216
Food and beverage	108,735	—	66,070	—		174,805
Hotel	73,843	16,784	—	—		90,627
Other	33,994	—	9,033	—		43,027
Food, beverage, pari-mutuel and other	—	83,215	(83,215)	—		—

	755,817	763,400	—	—		1,519,217
Less-promotional allowances	(69,371)	(132,661)	—	—		(202,032)

Net operating revenues	686,446	630,739	—	—		1,317,185
EXPENSES:
Casino	299,908	92,172	183,321	—		575,401
Pari-mutuel commissions	7,761	—	6,560	—		14,321
Food and beverage	61,557	—	21,060	—		82,617
Hotel	23,064	4,136	—	—		27,200
Other	19,990	—	33,700	—		53,690
Food, beverage, pari-mutuel and other	—	30,588	(30,588)	—		—
Marketing and promotions	30,664	136,838	(94,890)	—		72,612
General and administrative	98,129	—	80,762	(213	)(6)	178,678
Corporate	15,684	23,774	—	262	(6)	39,720
Gaming taxes	—	168,336	(168,336)	—		—
Marine and facilities	—	31,589	(31,589)	—		—
Preopening expense	—	750	—	—		750
Transaction expense	—	3,413	(3,413)	—		—
Depreciation and amortization	47,597	51,969	—	(9,686	)(3)	91,087
				3,382	(4)
				(2,175	)(14)

Total operating expenses	604,354	543,565	(3,413)	(8,430)		1,136,076
LOSS ON SALE OR DISPOSAL OF PROPERTY	(740)	—	—	—		(740)
ACQUISITION CHARGES	(5,326)	—	(3,413)	637	(14)	—
				8,102	(12)

OPERATING INCOME	76,026	87,174	—	17,169		180,369
OTHER INCOME (EXPENSE):
Interest expense, net	(38,375)	—	(49,904)	(1,891	)(7)	(90,170)
Interest expense	—	(50,134)	50,134	—		—
Interest income	—	230	(230)	—		—
Loss on early retirement of debt, net	(155)	—	—	—		(155)

Total other expense	(38,530)	(49,904)	—	(1,891)		(90,325)

NET INCOME BEFORE INCOME TAXES	37,496	37,270	—	15,278		90,044
(PROVISION) BENEFIT FOR INCOME TAXES	(13,654)	15,201	—	(6,112	)(8)	(4,565)

Income from continuing operations	$23,842	$52,471	$—	$9,166		$85,479

Net Income per share of Common Stock:
Basic	$0.51					$1.13	(15)
Diluted	$0.50					$1.11	(15)
Weighted Average Basic Shares Outstanding	47,106,706					75,558,612	(15)
Weighted Average Diluted Shares Outstanding	47,737,592					77,266,215	(15)

Note 1—BASIS OF PRESENTATION

The following unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:

•	The Mergers;

•	Isle of Capri Dispositions; and

•	Circus Reno/Silver Legacy Purchase.

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted to give effect to transactions that are (i) directly attributable to the Combined Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the operating results of the combined company. The historical information of ERI, Isle, Circus Reno and the Silver Legacy JV is presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited pro forma condensed combined balance sheet (the “Unaudited Pro Forma Balance Sheet”) as of September 30, 2016 was prepared using the historical unaudited consolidated balance sheets of ERI and Isle as of September 30, 2016 and October 23, 2016, respectively, and shows the combined financial position of ERI and Isle as if the Mergers and Isle of Capri Dispositions had occurred on September 30, 2016. The Circus Reno/Silver Legacy Purchase is already reflected in ERI’s historical unaudited consolidated balance sheet as of September 30, 2016. Therefore, no pro forma balance sheet adjustments are necessary to show the pro forma impact of the Circus Reno/Silver Legacy Purchase.

The unaudited pro forma condensed combined statements of operations (the “Unaudited Pro Forma Income Statements”) for the nine months ended September 30, 2016 and the year ended December 31, 2015, give effect to the Mergers, Isle of Capri Dispositions, and the Circus Reno/Silver Legacy Purchase as if they had occurred on January 1, 2015 and reflect pro forma adjustments that are expected to have a continuing impact on the results of operations. The Circus Reno/Silver Legacy Purchase was consummated on November 24, 2015, and as such, it is already reflected in ERI’s historical audited consolidated statement of operations for the period from November 24, 2015 to December 31, 2015 and historical unaudited consolidated statement of operations for the nine months ended September 30, 2016. Therefore the effect of the Circus Reno/Silver Legacy Purchase is included in the unaudited pro forma condensed statement of operations from January 1, 2015 to November 23, 2015.

ERI’s historical financial and operating data for the year ended December 31, 2015 and the nine months ended September 30, 2016 is derived from the financial data in its audited consolidated financial statements for the year ended December 31, 2015 and from its unaudited consolidated financial statements for the nine months ended September 30, 2016. The historical financial and operating data for Isle for the year ended January 24, 2016 is derived by adding the financial data from Isle’s audited consolidated statement of operations for the year ended April 26, 2015 and Isle’s unaudited condensed consolidated statement of operations for the nine-month period ended January 24, 2016, and subtracting Isle’s unaudited condensed consolidated statement of operations for the nine-month period ended January 25, 2015. The historical financial and operating data for Isle for the nine months ended October 23, 2016 is derived by adding the financial data from Isle’s unaudited condensed consolidated statements of operations for the six months ended October 23, 2016 and Isle’s audited consolidated statement of operations for the year ended April 24, 2016, and subtracting Isle’s unaudited condensed consolidated statement of operations for the nine-month period ended January 24, 2016.

Note that certain reclassifications have been made to the historical financial statements of ERI and Isle to align their presentation in the Unaudited Pro Forma Financial Statements.

The Unaudited Pro Forma Financial Statements have been prepared using the acquisition method of accounting in accordance with ASC Topic No. 805, Business Combinations, with ERI treated as the accounting acquirer of both the Mergers and the Circus Reno/Silver Legacy Purchase, and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

Description of Mergers

On September 19, 2016, ERI entered into the Merger Agreement with Isle, Merger Sub A, and Merger Sub B. The Merger Agreement provides for, among other things, (1) the merger of Merger Sub A with and into Isle, with Isle as the surviving entity, and (2) a subsequent merger whereby Isle will merge with and into Merger Sub B, with Merger Sub B as the surviving entity. Upon completion, the transaction will carry an estimated purchase price of $1.95 billion.

Isle’s stockholders may elect to exchange each share of Isle common stock held by such stockholder, at the effective time of the First Step Merger (the “Effective Time”), for either $23.00 in cash or 1.638 shares of ERI common stock. Elections are subject to proration and reallocation such that the outstanding shares of Isle common stock will be exchanged for aggregate consideration comprised of 58% cash and 42% ERI common stock.

Pursuant to the Merger Agreement, the outstanding equity awards of Isle will be converted into comparable equity awards of ERI stock as follows:

Isle Stock Options.    Each Isle Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) will, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle stock plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement), (ii) cease to represent an option or right to acquire shares of Isle common stock, and (iii) be converted into an option or right to purchase shares of ERI’s common stock and will remain subject to the same restrictions and other terms as are set forth in the Isle equity incentive plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement). The number of shares, the exercise price per share of ERI’s common stock, and any other rights of a holder of a converted Isle Stock Option will be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to ERI and Isle.

Isle Restricted Stock Awards.    Each Isle Restricted Share that is outstanding under any Isle equity plan or otherwise immediately prior to the Effective Time will, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle stock plan, the award agreement pursuant to which such Isle Restricted Share was granted, and, if applicable, any other relevant agreements (such as an employment agreement) and will be exchanged for shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) that remain subject to the same restrictions and other terms as are set forth in the Isle stock plan, the award agreement pursuant to which such Isle Restricted Share was granted, and, if applicable, any other relevant agreements (such as an employment agreement).

Isle Performance Stock Units.    Each Isle PSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle stock plan, the award agreement pursuant to which such Isle PSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement), (ii) be converted into a number of performance stock units in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share) at the target level of performance, and (iii) remain subject to the same restrictions and other terms as are set forth in the Isle stock plan, the award agreement pursuant to which such Isle PSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement).

Isle Restricted Stock Units.    Each Isle RSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle stock plan, the award agreement pursuant to which such Isle RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan), (ii) be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share), and (iii) remain subject to the same restrictions and other terms as are set forth in the Isle stock plan, the award agreement pursuant to which such Isle RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan).

Financing Agreement

In connection with entering into the Merger Agreement, on September 19, 2016, ERI entered into the Commitment Letter with JPMorgan Chase Bank, N.A. Pursuant to the Commitment Letter, JPMorgan Chase Bank, N.A. has committed to arrange and provide ERI with: (a) a senior secured credit facility in an aggregate principal amount of $1.75 billion comprised of (i) a term loan facility of up to $1.45 billion and (ii) a revolving credit facility of $300 million and (b) an amount equal to at least $375 million in gross proceeds from the issuance and sale by ERI of senior unsecured notes or, if the notes are not issued and sold on or prior to the date of the consummation of the Mergers, an amount equal to at least $375 million in senior unsecured bridge loans under a senior unsecured credit facility. The proceeds of the Facilities and senior notes may be used (w) to pay consideration in the Mergers, (x) refinance all of Isle’s existing credit facilities and senior and senior subordinated notes, (y) refinance ERI’s existing credit facility and (z) pay transaction fees and expenses related to the foregoing. The availability of the borrowings under the Facilities is subject to the satisfaction of certain customary conditions. With Isle’s consent, ERI entered into the Commitment Joinders with each of the Additional Agents and certain affiliates of the Additional Agents pursuant to which the Additional Agents each assumed a portion of JPMorgan Chase Bank, N.A.’s commitments and JPMorgan Chase Bank, N.A.’s commitments were reduced accordingly.

Note 2—CALCULATION OF ESTIMATED PURCHASE CONSIDERATION

The total estimated purchase consideration for the purpose of this pro forma financial information is $1.95 billion. The purchase consideration in the acquisition was determined with reference to its acquisition date fair value.

Purchase Price Calculation

Purchase consideration calculation (dollars in thousands, except shares and stock price)	Shares	Per Share
Estimated cash for outstanding Isle common stock(1)			$551,701
Estimated shares of ERI’s common stock for outstanding Isle’s common stock(2)	28,451,906	$16.45	468,034
Estimated cash paid by ERI to retire Isle’s long term debt			919,723
Estimated shares of ERI’s common stock for Isle equity awards(3)			8,354

Estimated purchase consideration			$1,947,812

For pro forma purposes, the fair value of consideration given and thus the estimated purchase price was determined based upon the $16.45 per share closing price of ERI common stock on December 14, 2016. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in ERI common stock price up to the closing date of the Combined Transactions. A sensitivity analysis related to the fluctuation in the ERI common stock price was performed to assess the impact a hypothetical change of 10% on the closing price of ERI common stock on December 14, 2016 would have on the estimated purchase price and goodwill as of the closing date.

The following table shows the change in stock price, estimated purchase price and goodwill (dollars in thousands, except stock price):

Change in stock price	Stock price	Estimated Purchase Price	Goodwill
Increase of 10%	$18.10	$1,994,615	$804,783
Decrease of 10%	14.81	1,901,008	711,176

An additional 10% difference in ERI’s stock price would change the purchase price by approximately $46.8 million, with a corresponding change to goodwill.

(1)	The cash component of the estimated consideration is computed based on 58% of outstanding shares of Isle’s common stock to be converted to $23.00 in cash per share. The Merger Agreement provides that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. As a result, if the cash election is oversubscribed or undersubscribed, then certain adjustments will be made to the Merger Consideration to proportionately reduce the Cash Consideration or Stock Consideration amounts received by the Isle stockholders. See discussion of Stock Consideration component in note (2) below.

(2)	The Stock Consideration component of the estimated consideration is computed based on 42% of outstanding shares of Isle’s common stock to be converted to 1.638 shares of ERI’s common stock per share. The Merger Agreement provides that 58% of the aggregate consideration that will be paid by ERI will be paid in cash, as described in note (1) above. The remaining 42% of the aggregate consideration will be paid in shares of ERI common stock. The estimated total Stock Consideration and per share consideration above were based on ERI stock price on December 14, 2016 ($16.45 per share).

(3)	Estimated consideration paid for replacement of Isle’s outstanding equity awards. As discussed in Note 1, Isle’s outstanding equity awards will be replaced by ERI equity awards with similar terms. A portion of the fair value of ERI awards issued represents consideration transferred, while a portion represents compensation expense based on the vesting terms of the equity awards.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Isle are recorded at the acquisition date fair values and added to those of ERI. The pro forma adjustments on the condensed combined balance sheet are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of September 30, 2016 and have been prepared to illustrate the estimated effect of the Mergers. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table summarizes the preliminary allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed of Isle, with the excess recorded as goodwill (dollars in thousands):

Current and other assets	$253,389
Property and equipment	792,506
Goodwill	757,980
Intangible assets(i)	473,990
Other noncurrent assets	14,585

Total assets	2,292,450
Current liabilities	(128,077)
Deferred income taxes(ii)	(188,793)
Other noncurrent liabilities	(27,768)

Total liabilities	(344,638)

Net assets acquired	$1,947,812

(i)	Intangible assets consist of gaming licenses, trade names, and player relationships.

(ii)	Deferred tax liabilities were derived based on fair value adjustments for property and equipment and identified intangibles.

Note 3—UNAUDITED PRO FORMA FINANCIAL STATEMENTS TRANSACTION ADJUSTMENTS

(1)	The following table illustrates the pro forma adjustments to cash and cash equivalents for the period ended September 30, 2016 (dollars in thousands):

September 30, 2016
Cash proceeds of new debt	$1,831,289
Cash consideration paid	(551,701)
Repayment of Isle debt	(919,723)
Refinance of ERI existing debt	(442,019)
ERI transaction costs	(98,403)
Isle transaction costs	(20,500)

Net cash outflow	$(201,057)

(2)	Reflects the elimination of deferred financing costs of approximately $2.8 million associated with Isle’s long-term debt.

(3)	Represents the estimated adjustment to step down Isle’s property, plant and equipment (“PP&E”) to a fair value of approximately $792.5 million, a decrease of approximately $23.0 million from the carrying value. The fair value estimate is preliminary and subject to change.

The fair value of land was determined using the market approach, which arrives at an indication of value by comparing the site being valued to sites that have been recently acquired in arm’s-length transactions. The market data is then adjusted for any significant differences, to the extent known, between the identified comparable sites and the site being valued. Building and site improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost. With respect to personal property components of the assets, personal property assets with an active and identifiable secondary market such as riverboats, gaming equipment, computer equipment and vehicles were valued using the market approach. Other personal property assets such as furniture, fixtures, computer software, and restaurant equipment were valued using the cost approach which is based on replacement or reproduction costs of the asset.

The cost approach is an estimation of fair value developed by computing the current cost of replacing a property and subtracting any depreciation resulting from one or more of the following factors: physical deterioration, functional obsolescence, and/or economic obsolescence. The income approach incorporates all tangible and intangible property and served as a ceiling for the fair values of the acquired assets of the ongoing business enterprise, while still taking into account the premise of highest and best use. In the instance where the business enterprise value developed via the income approach was exceeded by the initial fair values of the underlying assets, an adjustment to reflect economic obsolescence was made to the tangible assets on a pro rata basis to reflect the contributory value of each individual asset to the enterprise as a whole.

Adjustments to depreciation expense for property and equipment were based on comparing the historical depreciation recorded during the periods presented to the revised depreciation. The revised depreciation was calculated by dividing, on a straight-line basis, the fair value assigned to Isle’s property and equipment by the estimated remaining useful lives assigned to the assets. The following table illustrates the pro forma adjustments to depreciation expense (dollars in thousands):

	Nine months ended September 30, 2016	Year ended December 31, 2015
To eliminate historical depreciation related to PP&E	$(51,341)	$(67,998)
To record new depreciation expense related to the fair value adjustments to PP&E	41,655	55,540

Total adjustments to depreciation of PP&E	$(9,686)	$(12,458)

(4)	Represents the estimated adjustment to step up Isle’s intangible assets, the elimination of historical Isle goodwill and the recognition of the preliminary goodwill for the purchase consideration in excess of the fair value of net assets acquired in connection with the Mergers.

The fair value of Isle’s intangibles assets is approximately $474.0 million, an increase of approximately $442.2 million from the carrying value. The fair value estimate is preliminary and subject to change. Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial statements consist of the following (dollars in thousands):

	Fair Value	Useful Life
Trade Names	$129,100	Indefinite
Gaming Licenses	328,850	Indefinite
Player Relationships	16,040	3 years

Total Value of Intangible Assets	$473,990

The fair value of the gaming licenses was determined using the excess earnings or replacement cost methodology based on the respective states’ legislation. The excess earnings methodology, which is an income approach methodology that allocates the projected cash flows of the business to the gaming license intangible assets less charges for the use of other identifiable assets of Isle including working capital, fixed assets and other intangible assets. This methodology was considered appropriate as the gaming licenses are the primary asset of Isle and the licenses are linked to each respective facility. Under the respective state’s gaming legislation, the property specific licenses can only be acquired if a theoretical buyer were to acquire each existing facility. The existing licenses could not be acquired and used for a different facility. The properties’ estimated future cash flows were the primary assumption in the respective valuations. Cash flow estimates included net gaming revenue, gaming operating expenses, general and administrative expenses, and tax expense. The replacement cost methodology is a cost approach methodology based on replacement or reproduction cost of the gaming license as an indicator of fair value.

Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, ERI would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, ERI avoids any such payments and record the related intangible value of ERI’s ownership of the brand name. The primary assumptions in the valuation included revenue, pre-tax royalty rate, and tax expense.

ERI has preliminarily assigned an indefinite useful life to the gaming licenses, in accordance with its review of the applicable guidance of ASC 350. The standard required ERI to consider, among other things, the expected use of the asset, the expected useful life of other related asset or asset group, any legal, regulatory, or contractual provisions that may limit the useful life, ERI’s own historical experience in renewing similar arrangements, the effects of obsolescence, demand and other economic factors, and the maintenance expenditures required to obtain the expected cash flows. In that analysis, ERI determined that no legal, regulatory, contractual, competitive, economic or other factors limit the useful lives of these intangible assets. Isle currently has licenses in Pennsylvania, Iowa, Missouri, Mississippi, Florida and Colorado. The renewal of each state’s gaming license depends on a number of factors, including payment of certain fees and taxes, providing certain information to the state’s gaming regulator, and meeting certain inspection requirements. However, ERI’s historical experience has not indicated, nor does ERI expect, any limitations regarding its ability to continue to renew each license. No other competitive, contractual, or economic factor limits the useful lives of these assets. Accordingly, ERI has preliminarily concluded that the useful lives of these licenses are indefinite.

Adjustments to amortization expense for definite-lived intangibles were based on comparing the historical amortization recorded during the periods presented to the revised amortization. The revised amortization was based on the estimated fair value amortized over the respective useful lives of the intangible assets. The following table illustrates the pro forma adjustments to amortization expense (dollars in thousands):

	Nine months ended September 30, 2016	Year ended December 31, 2015
To eliminate amortization related to intangible assets	$(628)	$(837)
To record new amortization expense related to the fair value adjustments to intangible assets	4,010	5,347

Total adjustments to amortization of intangible assets	$3,382	$4,510

The following table illustrates the pro forma adjustments to goodwill (dollars in thousands):

To eliminate the historical goodwill of Isle (excluding the Isle of Capri Dispositions)	$(79,776)
To record preliminary goodwill for the purchase consideration in excess of the fair value of net assets acquired in connection with the Mergers	757,980

Total adjustments to Goodwill	$678,204

(5)	Reflects the elimination of Isle’s deferred rent liabilities of $4.1 million ($0.5 million in current liabilities—Accrued other liabilities and $3.6 million in non-current liabilities—Other long-term liabilities) as a purchase accounting adjustment.

(6)	Represents the change in stock-based compensation expense due to the equity award modification and resulting remeasurement of the fair value of stock based compensation as a result of the Mergers. Under the terms of the Merger Agreement, Isle Stock Options, Isle Restricted Shares, Isle PSUs, and Isle RSUs will be replaced and converted into equity awards in respect of shares of ERI’s common stock. As discussed in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements, a portion of the fair value of ERI awards issued represent compensation expense. Additional pro forma compensation expense was recognized of approximately $0.05 million and $3.1 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. The additional compensation expense was recorded in corporate expense.

(7)	Reflects adjustments to current and long-term debt for anticipated borrowings to fund the Mergers net of aggregate reductions in long-term debt (including unamortized original issuance discounts and unamortized deferred financing cost). The adjustments to current and long-term debt are summarized as follows (dollars in thousands):

Anticipated new borrowings(i)	$1,831,289
Deferred financing cost	(49,203)
Repayments of existing current and long-term debt (net of unamortized deferred financing cost)	(1,315,333)

Net increase in borrowings	466,753
Less: Increase to current portion of long-term debt (net of decrease in accrued interest)	(11,085)

Increase to long-term debt	$455,668

(i)	Reflects expected borrowings as of June 2017 to consummate the Combined Transactions. Actual future borrowings may vary based on working capital needs, including statutory cage cash requirements, to operate the business following the Combined Transactions.

The following table illustrates the pro forma adjustments to interest expense for the nine months ended September 30, 2016 and the year ended December 31, 2015 (dollars in thousands):

	Nine months ended September 30, 2016	Year ended December 31, 2015
Interest expense on debt commitment financing	$(69,725)	$(93,329)
Reversal of Isle’s historical net interest expense and amortization of deferred financing cost	49,904	71,713
Reversal of ERI’s interest expense	17,930	24,343

Total adjustments to interest expense, net	$(1,891)	$2,727

(8)	Represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation, primarily resulting from the acquisition date value of PP&E and intangibles. Deferred taxes were established based on a statutory tax rate of 40%, based on jurisdictions where income has historically been generated. This estimate of deferred tax is preliminary and is subject to change based on ERI’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

ERI’s December 31, 2015 consolidated effective income tax rate differs from the statutory tax rate due to the impact of the release of valuation allowances. Isle’s consolidated effective income tax rate differs from the statutory rate due to the impact of net operating loss and income tax credit carryforwards and the corresponding valuation allowance considerations relevant to Isle’s deferred tax balances. The effective income tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities including geographical mix of income, among other factors.

(9)	ERI and Isle anticipate incurring approximately $98.4 million and $20.5 million, respectively, for a total of $118.9 million in transaction related costs, as described in Note (1) as cash payout. Approximately $49.2 million consists primarily of legal, financial advisor, gaming license transfer fees, accounting and consulting costs, and was shown as a pro forma adjustment reducing retained earnings. These costs are not reflected in the unaudited pro forma condensed combined statement of operations because they are nonrecurring items that are directly related to the Mergers. Approximately $49.2 million was related to financing and was capitalized and netted against the debt balance as described in Note (7) above.

The following table illustrates the pro forma adjustments to ERI historical retained earnings (dollars in thousands):

To record ERI estimated transaction costs	$(49,200)
To write off historical ERI deferred financing costs	(14,168)

Total adjustments to ERI historical retained earnings	$(63,368)

The following table illustrates the pro forma adjustments to Isle’s historical retained earnings (dollars in thousands):

To record Isle estimated transaction costs	$(20,500)
To eliminate Isle retained earnings after adjustments	100,896

Total adjustments to Isle historical retained earnings	$80,396

(10)	Reflects the elimination of Isle’s historical common stock, paid-in capital, and treasury stock.

(11)	Reflects the Stock Consideration component of the estimated consideration and the estimated consideration paid for replacement of Isle’s outstanding equity awards, as described in Note 2 above.

(12)	Reflects the elimination of transaction costs incurred by ERI and Isle for the Mergers during the nine months ended September 30, 2016.

To eliminate ERI’s incurred transaction costs related to the Mergers	$4,689
To eliminate Isle’s incurred transaction costs related to the Mergers	3,413

Total adjustments to Acquisition charges	$8,102

(13)	The adjustments reflect the pro forma impact of the Isle of Capri Dispositions, including the elimination of assets held for sale of $138.7 million, liabilities related to assets held for sale of $8.3 million, $22.0 million related to the deposit received for the Isle of Capri Dispositions, and the net proceeds of $171.6 million, inclusive of fees and net of capital expenditure requirement of $2.0 million, working capital adjustment of $2.1 million, and transaction costs of $3.0 million.

The estimated gain from the sale of Isle of Capri Casino Hotel Lake Charles is approximately $39.5 million and the estimated gain from the sale of Lady Luck Casino Marquette is approximately $1.7 million, reflected as an adjustment to retained earnings. The estimated gain has not been reflected in the pro forma condensed combined statement of operations as it is considered to be nonrecurring in nature. The Isle of Capri Casino Hotel Lake Charles sale is estimated to be completed in Isle’s late fiscal 2017 or early fiscal 2018 and prior to the Mergers and the Lady Luck Casino Marquette sale is estimated to be completed in Isle’s early fiscal 2018 and prior to the Mergers.

(14)	Acquisition of Circus Reno / Silver Legacy

As described in the section discussing the Circus Reno/Silver Legacy Purchase above, ERI acquired Circus Reno and the Silver Legacy JV on November 24, 2015. The following tables discuss the pro forma adjustments related to the Circus Reno/Silver Legacy Purchase (dollars in thousands):

	Historical
	Fiscal Year Ended December 31, 2015	Period From January 1, 2015 to November 23, 2015	Period From January 1, 2015 to November 23, 2015				Pro Forma
							Fiscal Year Ended December 31, 2015
							Eldorado Resorts Inc (adjusted for acquisition of Circus Reno/Silver Legacy)
				Reclassification Adjustments(f)	Pro Forma Adjustments
	Eldorado Resorts Inc	Circus Reno	Silver Legacy
REVENUES:
Casino	$614,227	$27,078	$68,123	$—	$—		$709,428
Pari-mutuel commissions	9,031	—	—	—	—		9,031
Food and beverage	97,740	11,569	30,366	—	—		139,675
Hotel	37,466	18,205	30,615	—	—		86,286
Other	26,077	12,026	7,826	—	—		45,929

	784,541	68,878	136,930	—	—		990,349
Less-promotional allowances	(64,757)	(4,316)	(19,821)	—	—		(88,894)

Net operating revenues	719,784	64,562	117,109	—	—		901,455
EXPENSES:
Casino	357,572	14,849	35,082	(4,169)	—		403,334
Pari-mutuel commissions	9,973	—	—	—	—		9,973
Food and beverage	52,606	9,789	18,077	—	—		80,472
Hotel	11,307	9,353	8,461	1,690	—		30,811
Other	15,325	7,284	4,468	(115)	—		26,962
Marketing and promotions	31,227	—	—	11,084	—		42,311
General and administrative	96,870	19,850	24,600	(8,490)	—		132,830
Corporate	16,469	—	—	—	—		16,469
Depreciation and amortization	56,921	709	8,766	—	85	(b)	66,481

Total operating expenses	648,270	61,834	99,454	—	85		809,643
LOSS ON SALE OR DISPOSAL OF PROPERTY	(6)	—	(2)	—	—		(8)
ACQUISITION CHARGES	(2,452)	—	—	—	2,368	(a)	(84)
EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES	3,460	—	—	—	(3,460	)(c)	—

OPERATING INCOME	72,516	2,728	17,653	—	(1,177)		91,720
OTHER INCOME (EXPENSE):
Interest expense, net	(61,558)	2	(9,925)	—	19,541	(d)	(51,940)
Gain on valuation of unconsolidated affiliate	35,582	—	—	—	—		35,582
Loss on early retirement of debt, net	(1,937)	—	—	—	—		(1,937)

Total other expense	(27,913)	2	(9,925)	—	19,541		(18,295)

NET INCOME (LOSS) BEFORE INCOME TAXES	44,603	2,730	7,728	—	18,364		73,425
BENEFIT (PROVISION) FOR INCOME TAXES	69,580	(956)	(2,705)	—	(6,428	)(e)	59,491

NET INCOME (LOSS)	$114,183	$1,774	$5,023	$—	$11,936		$132,916

The related impact to the unaudited pro forma condensed combined statement of operations as a result of the fair value adjustments of the assets and liabilities of Circus Reno and the Silver Legacy JV as a result of the Circus Reno/Silver Legacy Purchase have been included in the discussion of pro forma adjustments above.

a)	To reverse $2.4 million of transaction costs incurred by Circus Reno and the Silver Legacy JV for the period from January 1, 2015 to November 23, 2015.

b)	Represents an adjustment to historical depreciation and amortization expense as a result of fair value of PP&E and intangible assists recognized for the period from January 1, 2015 to November 23, 2015.

c)	Represents an adjustment to eliminate the previously reported equity income from ERI’s previously held equity investment in the Silver Legacy JV.

d)	Represents additional interest expense of $19.5 million for the period from January 1, 2015 to November 23, 2015 as a result of refinancing activity incurred in conjunction with the Circus Reno/Silver Legacy Purchase.

e)	The income tax adjustment assumes income taxes based on ERI’s historical statutory tax rate.

f)	Reclassifications were made between expense line items, such as gaming, food and beverage, hotel and other costs, as well as marketing and promotions and general and administrative.

For the nine months ended September 30, 2016, the acquisition charges of approximately $0.6 million was written off, as it was related to transaction costs incurred by Circus Reno and the Silver Legacy JV, which have already been accounted for in note a) above for the year ended December 31, 2015. In addition, customer relationships acquired as a result of the Circus Reno/Silver Legacy Purchase had a useful life of one year. Assuming an acquisition date of January 1, 2015, customer relationships would have been fully amortized in the year ended December 31, 2015. As a result, approximately $2.2 million was eliminated from depreciation and amortization expense in the nine months ended September 30, 2016 to appropriately reflect the amortization expense balance.

(15)	Represents the income per share, taking into consideration the pro forma weighted average shares outstanding calculated including the issuance of ERI common stock and ERI replacement awards in the Combined Transactions, as described in Note 1, assuming the shares were outstanding for the nine months ended September 30, 2016 and the year ended December 31, 2015.

Pro Forma Basic Weighted Average Shares (shares in thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015
Historical ERI weighted average shares outstanding	47,107	46,550
Issuance of shares to Isle common stock shareholders	28,452	28,452

Pro forma weighted average shares (basic)	75,559	75,002

Pro Forma Diluted Weighted Average Shares (shares in thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015
Historical ERI weighted average shares outstanding	47,738	47,009
Issuance of shares to Isle common stock shareholders	28,452	28,452
Issuance of ERI replacement award to Isle equity award holders	1,076	698

Pro forma weighted average shares (diluted)	77,266	76,159

Note 4—UNAUDITED PRO FORMA FINANCIAL STATEMENT RECLASSIFICATION ADJUSTMENTS

Certain reclassifications have been recorded to the historical financial statements of Isle to provide comparability and consistency for the anticipated post-combined company presentation.

Reclassifications were made between certain current assets, between certain current liabilities, and between certain non-current liabilities to provide consistency in presentation.

Reclassifications were made among revenue components to classify certain revenue streams consistently between the two companies. These included presenting pari-mutuel commissions revenues, food and beverage revenues, and other revenue as separate line items.

Reclassifications were also made between expense line items, such as casino, gaming taxes and other costs, as well as marketing and promotions and general and administrative. Marine and facilities expenses were reclassified to general and administrative and other expenses, and gaming taxes were reclassified to casino expenses. Certain reclassifications were required to remain consistent with the changes made within revenue reclassifications.

The reclassifications reflect the anticipated presentation of the post- combination company’s financial statements and are subject to change.

Note 5—FINANCING AGREEMENTS

In connection with entering into the Merger Agreement, on September 19, 2016, ERI entered into the Commitment Letter with JPMorgan Chase Bank, N.A. Pursuant to the Commitment Letter, JPMorgan Chase Bank, N.A. has committed to arrange and provide ERI with: (a) a senior secured credit facility in an aggregate principal amount of $1.75 billion comprised of (i) a term loan facility of up to $1.45 billion (LIBOR plus 3.25%, subject to a LIBOR floor of 1.00%) and (ii) a revolving credit facility of $300 million (LIBOR plus 3.00%, subject to a LIBOR floor of 0.00%) and (b) an amount equal to at least $375 million in gross proceeds from the issuance and sale by ERI of senior unsecured notes or, if the notes are not issued and sold on or prior to the date of the consummation of the Mergers, an amount equal to at least $375 million in senior unsecured bridge loans (LIBOR plus 5.25%, subject to a LIBOR floor of 1.00%) under a senior unsecured credit facility. The proceeds of the Facilities and senior notes may be used (w) to pay consideration in the Combined Transactions, (x) refinance all of Isle’s existing credit facilities and senior and senior subordinated notes, (y) refinance ERI’s existing credit facility and (z) pay transaction fees and expenses related to the foregoing. The availability of the borrowings under the Facilities is subject to the satisfaction of certain customary conditions. Regarding the refinancing of ERI’s existing credit facility, since the terms of new debt are still preliminary, ERI assumes that the refinancing of their current credit facility will be accounted for as a debt extinguishment.

The unaudited condensed combined pro forma financial statements reflect an estimate of the amount of financing required to complete the Mergers. The actual amount of financing required for the Mergers will not be determined until the closing date when the actual purchase price, the actual amount of existing cash balances of ERI and Isle, and the total value of ERI common stock to be issued are known. The actual amount of available cash at closing (including cash balances related to the pending sale of Isle of Capri Casino Hotel Lake Charles and the pending sale of Lady Luck Casino Marquette) and the total value of common stock to be issued associated with the Combined Transactions may vary materially from preliminary estimates. Specifically, the purchase consideration attributable to the Stock Consideration will vary based upon ERI’s pre-closing stock price and the number of shares of Isle common stock and equity awards outstanding on the closing date. The pro forma financial statements also reflect an estimate of interest rates for the various debt facilities based on current market conditions and rates currently available and based on facilities with similar terms and tenors. However, the actual interest incurred may vary significantly based upon, among other things, market considerations, the amount of each debt facility utilized, and success with the note offerings, of various tenors.

A sensitivity analysis on interest expense for the nine months ended September 30, 2016 and the year ended December 31, 2015 has been performed to assess the effect of a change of 12.5 basis points of the hypothetical interest rate would have on the debt financing.

The following table shows the change in interest expense for the debt financing (dollars in thousands):

Interest expense assuming	Nine months ended September 30, 2016	Year ended December 31, 2015
Increase of 0.125%	$71,413	$95,591
Decrease of 0.125%	68,037	91,067

COMPARATIVE PER SHARE MARKET PRICE, DIVIDEND AND OTHER DATA

ERI common stock is listed and traded on NASDAQ under the symbol “ERI.” Isle’s common stock is listed and traded on NASDAQ under the symbol “ISLE.” The following table sets forth, for the calendar quarters indicated, the high and low sale price per share of ERI common stock and Isle common stock, respectively, as reported on NASDAQ. On December 21, 2016, the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were 47,105,744 shares of ERI common stock outstanding and 42,066,148 total shares of Isle common stock outstanding, of which 41,358,919 shares were issued and 707,229 shares were held in treasury.

	ERI
	High	Low
For the fiscal quarter ended:
2014
March 31, 2014	$5.54	$4.95
June 30, 2014	$5.40	$4.62
September 30, 2014	$5.37	$3.61
December 31, 2014	$4.40	$3.74
2015
March 31, 2015	$5.68	$3.81
June 30, 2015	$8.76	$5.00
September 30, 2015	$10.04	$7.56
December 31, 2015	$11.61	$8.47
2016
March 31, 2016	$11.65	$8.94
June 30, 2016	$15.37	$11.05
September 30, 2016	$15.60	$13.31
October 1, 2016 through December 21, 2016	$16.85	$10.65

	Isle
	High	Low
For the fiscal quarter ended:
2014
July 28, 2013	$8.69	$7.16
October 27, 2013	$8.01	$7.24
January 26, 2014	$9.11	$7.36
April 27, 2014	$9.56	$6.75
2015
July 27, 2014	$10.24	$6.39
October 26, 2014	$8.60	$6.42
January 25, 2015	$10.64	$6.80
April 26, 2015	$14.97	$10.04
2016
July 26, 2015	$20.65	$14.01
October 25, 2015	$19.97	$16.20
January 24, 2016	$20.99	$12.27
April 24, 2016	$15.16	$10.92
2017
July 24, 2016	$19.91	$14.30
October 23, 2016	$23.32	$16.45
October 24, 2016 through December 21, 2016	$24.79	$20.24

The following table sets forth the closing sale price per share of Isle common stock and ERI common stock as of September 16, 2016, the last trading day prior to the public announcement of the proposed Mergers, and as of December 21, 2016, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus.

	Isle Common Stock	ERI Common Stock
September 16, 2016	$16.93	$14.25
December 21, 2016	$24.65	$16.70

The market value of the ERI common stock to be issued in exchange for shares of Isle common stock upon the completion of the First Step Merger will not be known at the time of the Isle Special Meeting. The above tables show only historical comparisons. Because the market prices of ERI common stock and Isle common stock will likely fluctuate prior to the First Step Merger, these comparisons may not provide meaningful information to Isle stockholders in determining whether to adopt the Merger Agreement and approve the First Step Merger. Stockholders are encouraged to obtain current market quotations for ERI common stock and Isle common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 207.

The value of the Stock Consideration Isle stockholders will receive upon completion of the First Step Merger will depend on the market price of ERI common stock at the Effective Time. Accordingly, no assurance can be given as to the market price of ERI common stock or the market price of Isle common stock at or after the Effective Time. The market price of ERI common stock will continue to fluctuate after the Effective Time. Please refer to “Risk Factors” beginning on page 38.

As a result of the proration and reallocation procedures in the Merger Agreement, if a particular form of Merger Consideration is oversubscribed, then that election will be prorated and reallocated. Please refer to “The Mergers—Electing the Form of Merger Consideration” beginning on page 118.

The following table sets forth for the period presented certain per share information for ERI common stock and Isle common stock on a historical basis and on an unaudited pro forma basis after giving effect to the Mergers, under the purchase method of accounting. The unaudited pro forma Isle equivalent information was calculated by multiplying the pro forma per share amounts listed by ERI by the exchange ratio (1.638 of a share of ERI common stock for each share of Isle common stock) so that the per share amounts are equated to the respective values for one share of Isle common stock. You should read this information in conjunction with (a) the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus, (b) the historical consolidated financial statements of ERI and Isle and the related notes which are incorporated by reference into this joint proxy statement/prospectus and (c) the unaudited pro forma financial information and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share information does not purport to represent what the actual results of operations of ERI and Isle would have been had the Mergers been completed in another period or to project ERI’s and Isle’s results of operations that may be achieved if the Mergers are completed.

For Year Ended December 31, 2015	ERI Historical	Isle Historical(1)	ERI Unaudited Pro Forma Combined	Isle Unaudited Pro Forma Equivalent
Net income (loss) per share (basic)	$2.45	$0.60	$2.04	$3.34
Net income (loss) per share (diluted)	$2.43	$0.59	$2.01	$3.29
Cash dividends per share	—	—	—	—

For Nine Months Ended September 30, 2016 (unaudited)	ERI Historical	Isle Historical(1)	ERI Unaudited Pro Forma Combined	Isle Unaudited Pro Forma Equivalent
Net income (loss) per share (basic)	$0.51	$1.44	$1.13	$1.85
Net income (loss) per share (diluted)	$0.50	$1.43	$1.11	$1.82
Book value per share at period end	$6.30	$2.63	$9.40	$15.39
Cash dividends per share	—	—	—	—

(1)	Statement of income information for Isle is for the nine months ended October 23, 2016.

Neither ERI nor Isle has historically paid dividends. ERI does not currently expect to pay dividends on its common stock.

Under the terms of the Merger Agreement, Isle is prohibited from declaring dividends from the date of the Merger Agreement until termination of the Merger Agreement or the closing of the Mergers, except for dividends paid by a subsidiary of Isle to Isle or to other subsidiaries of Isle.

THE ERI SPECIAL MEETING

This joint proxy statement/prospectus is being provided to ERI stockholders as part of a solicitation of proxies by the ERI Board for use at the ERI Special Meeting. This joint proxy statement/prospectus contains important information regarding the ERI Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

This joint proxy statement/prospectus is being first mailed on or about January 4, 2017 to all stockholders entitled to vote at the ERI Special Meeting. Stockholders who owned shares of ERI common stock at the close of business on December 29, 2016, the record date for the ERI Special Meeting, are entitled to receive notice of, attend and vote at the ERI Special Meeting. As of the close of business on the record date, there were [●] shares of ERI common stock outstanding.

Date, Time and Place	The ERI Special Meeting will be held on January 25, 2017, at 10:00 a.m., Pacific Time, at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501.

Purpose of the ERI Special Meeting	The ERI Special Meeting will be held for the purpose of considering and acting upon the following matters:

•	the approval of the Share Issuance (ERI Proposal No. 1); and

•	the approval of one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2).

The ERI Board, by unanimous vote, has determined that it is in the best interests of ERI and its stockholders to consummate the Mergers contemplated by the Merger Agreement, and unanimously recommends that stockholders vote FOR the proposal to approve the Share Issuance and FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate.

Who Can Vote at the ERI Special Meeting	The ERI Board has fixed the close of business on December 29, 2016 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting.

Only stockholders of record at the close of business on the record date, December 29, 2016, are entitled to receive notice of, attend and vote the shares of common stock that they held on that date at the ERI Special Meeting or at any adjournment of the meeting.

Vote Required for the Proposals	Each outstanding share of ERI’s common stock entitles its holder to cast one vote on each matter to be voted upon at the ERI Special Meeting. The vote required to approve the Share Issuance is the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. The vote required to approve one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting, is the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote on the matters at the ERI Special Meeting.

Quorum Requirement	In order to transact business at the ERI Special Meeting, it is necessary to have a quorum of ERI stockholders entitled to vote as of the record date. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding as of close of business on the record date for the ERI Special Meeting will constitute a quorum. As of December 29, 2016, the record date for the ERI Special Meeting, [●] shares of ERI’s common stock were outstanding. Abstentions will be included in the calculation of the number of shares considered present at the meeting for purposes of establishing a quorum. In the event that a quorum is not present at the ERI Special Meeting, ERI expects that the ERI Special Meeting will be adjourned to solicit additional proxies.

Shares Owned by ERI Directors and Executive Officers	At the close of business on December 29, 2016, the record date for the ERI Special Meeting, directors and executive officers of ERI beneficially owned and were entitled to vote, in the aggregate, approximately [●] issued and outstanding shares of ERI common stock, representing approximately [●]% of the shares of ERI common stock outstanding on that date. The directors and executive officers of ERI have informed ERI that they intend to vote all of the shares of ERI common stock they are entitled to vote (a) FOR the proposal to approve the Share Issuance and (b) FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate.

Voting Agreement	REI entered into the REI Voting Agreement pursuant to which REI has agreed to vote all shares of ERI common stock owned by REI “FOR” the proposal to approve the Share Issuance. REI also has granted Isle a proxy to vote its shares in such manner. At the close of business on December 29, 2016, the record date for the ERI Special Meeting, REI owned and was entitled to vote, in the aggregate, [●] shares of ERI common stock, which represented approximately [●]% of the shares of the voting power of ERI common stock outstanding on that date.

Methods of Voting—Stockholders of Record	This joint proxy statement/prospectus is being sent to ERI stockholders on behalf of the ERI Board for the purpose of requesting that you allow your shares of ERI common stock to be represented by the persons named in the enclosed proxy card. If you are a stockholder of record, you may vote by any of the following methods:

•

Internet.    Electronically through the Internet by accessing www.proxyvote.com. To vote over the Internet, you should sign on to this website and follow the procedures described at the website. Internet voting is available 24 hours a day until January 24, 2017, and the procedures are designed to authenticate votes present by using a control number located on your proxy card. These procedures allow you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote over the Internet, you should not return your proxy card. If you vote over the Internet, your proxy will be voted as you direct on the website.

•	Telephone. By calling the telephone number included on the proxy card. Telephone voting is available 24 hours a day until January 24, 2017, and the procedures are designed to authenticate votes present by using a control number located on your proxy card. These procedures allow you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

•	Mail. By returning your proxy through the mail. If you complete and properly sign the accompanying proxy card and return it to ERI, it will be voted as you direct on the proxy card. You should follow the instructions set forth on the proxy card, being sure to complete it, to sign it and to mail it in the enclosed postage-paid envelope.

•	In Person. If your shares are registered directly in your name, you have the right to vote in person at the ERI Special Meeting. If you attend the ERI Special Meeting and plan to vote in person, ERI will provide you with a ballot at the ERI Special Meeting. If your shares are held in “street name,” you may vote in person at the ERI Special Meeting if you obtain a proxy from your banker, broker or other nominee confirming your beneficial ownership of shares of ERI common stock as of the record date and your authority to vote such shares.

ERI recommends that you vote in advance even if you plan to attend the meeting so that ERI will know as soon as possible that enough votes will be present for ERI to hold the meeting. If you are a stockholder of record and attend the meeting, you may vote at the meeting or deliver your completed proxy card in person.

Methods of Voting—Beneficial Owners	If your shares are held in “street name,” please refer to the information forwarded to you by your bank, broker or other holder of record to see what you must do in order to vote your shares, including whether you may be able to vote electronically through your bank, broker or other record holder. If so, instructions regarding electronic voting will be provided by the bank, broker or other holder of record to you as part of the package that includes this joint proxy statement/prospectus. All of the proposals at the ERI Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions.

Failure to Provide Voting Instructions	Stockholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, proxies that are signed and returned will be voted:

•	FOR the proposal to approve the Share Issuance; and

•	FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate.

If you grant a proxy, the persons named as proxy holders on the enclosed proxy card will vote your shares on any additional matters properly presented for a vote at the meeting as recommended by the ERI Board or, if no recommendation is given, in their own discretion.

Attending the Special Meeting	Stockholders eligible to vote at the ERI Special Meeting, or their duly authorized proxies, may attend the ERI Special Meeting. If you choose to attend the ERI Special Meeting, please bring photo identification. If you hold shares in “street name” through a broker, bank, or other nominee and wish to attend the ERI Special Meeting, you can vote at the ERI Special Meeting only if you have a valid proxy from your banker or broker confirming your beneficial ownership of shares of ERI common stock as of the record date and your authority to vote such shares.

Abstentions	Approval of ERI Proposal No. 1 requires the affirmative vote of a majority of the votes cast, in person or by proxy, on such proposal. Abstentions will not be counted as votes cast on ERI Proposal No. 1. If a stockholder abstains from voting on ERI Proposal No. 2, such abstention will have the same effect as a vote “AGAINST” such proposal. ERI believes that brokers, banks and other nominees do not have discretionary authority to vote on Proposal Nos. 1 or 2 absent instructions from the beneficial owner.

Failure to Vote Shares	A failure to vote your shares pursuant to one of the methods described above will have no effect on ERI Proposal No. 1 or ERI Proposal No. 2.

Revoking a Proxy	Even after you have submitted your proxy, you may change your vote at any time before the proxy is voted by:

•	delivering to ERI’s Secretary at the address on the first page of this joint proxy statement/prospectus a written notice of revocation of your proxy over the Internet, by telephone or by mail;

•	delivering a duly executed proxy bearing a later date; or

•	voting in person at the ERI Special Meeting.

Solicitation of Proxies	The solicitation of proxies from ERI stockholders is made on behalf of the ERI Board. ERI and Isle will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. ERI has retained D.F. King & Co., Inc. to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to D.F. King & Co., Inc.’s proxy solicitation fee of $7,500 plus reasonable out-of-pocket expenses for this service, ERI will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of ERI may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of ERI will not be paid any additional compensation for soliciting proxies.

ERI PROPOSAL NO. 1:

APPROVAL OF THE SHARE ISSUANCE

The Share Issuance of ERI common stock to Isle stockholders pursuant to the Merger Agreement and the First Step Merger is subject to approval by ERI’s stockholders as required by applicable rules of NASDAQ. If the Share Issuance is approved by ERI’s stockholders and the conditions to completing the First Step Merger as set forth in the Merger Agreement are satisfied or waived, each issued and outstanding share of Isle common stock will be converted into the right to receive either (a) the cash consideration of $23.00, without interest or (b) the stock consideration of 1.638 shares of ERI common stock. Elections are subject to proration and reallocation so that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. The remaining 42% of the aggregate consideration that will be paid by ERI will be paid in shares of ERI common stock. For a detailed discussion of the terms and conditions of the Mergers, see “The Mergers” beginning on page 93.

Under NASDAQ listing rules, a company listed on NASDAQ is required to obtain stockholder approval for an acquisition of stock of another company if the present or potential issuance of common stock, other than a public offering for cash, may equal or exceed 20% of the voting power or the total shares outstanding on a pre-transaction basis. The aggregate number of shares of ERI common stock to be issued in the First Step Merger is expected to be approximately [●] million (or approximately [●]% of the shares of ERI common stock outstanding before such issuance) based on the outstanding number of shares of Isle common stock and ERI common stock as of December 29, 2016 and will exceed 20% of the shares of ERI common stock outstanding before such issuance. For this reason, ERI must obtain the approval of ERI stockholders for the Share Issuance. ERI is asking its stockholders to approve the Share Issuance. The Share Issuance and the approval of the Share Issuance proposal is required for the completion of the First Step Merger.

The ERI Board recommends a vote FOR the Share Issuance (ERI Proposal No. 1 on the accompanying proxy card). The affirmative vote of a majority of the votes cast, in person or by proxy, on ERI Proposal No. 1 is required for the approval of the Share Issuance. Abstentions will not be counted as votes cast on the proposal to approve the Share Issuance.

ERI PROPOSAL NO. 2:

APPROVAL OF ONE OR MORE ADJOURNMENTS OF THE ERI SPECIAL MEETING

ERI is asking you to approve a proposal to approve one or more adjournments of the ERI Special Meeting to a later date or dates, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting. If ERI stockholders approve the adjournment proposal, ERI could adjourn the ERI Special Meeting and any adjourned session of the ERI Special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the approval of the Share Issuance. Among other things, approval of the adjournment proposal could mean that, even if ERI had received proxies representing a sufficient number of votes against the proposal to approve Share Issuance, such that that proposal would be defeated, ERI could adjourn the ERI Special Meeting without a vote on the proposal to approve the Share Issuance and seek to convince the holders of those shares to change their votes to votes in favor of that proposal. Additionally, ERI may seek to adjourn the ERI Special Meeting if a quorum is not present at the meeting.

Approval of this adjournment proposal requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of ERI common stock present at the ERI Special Meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal. A failure to vote shares will have no effect on this proposal.

The ERI Board unanimously recommends a vote FOR one or more adjournments of the ERI Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 2).

THE ISLE SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Isle stockholders as part of a solicitation of proxies by the Isle Board for use at the Isle Special Meeting. This joint proxy statement/prospectus contains important information regarding the Isle Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote, and voting procedures.

This joint proxy statement/prospectus is being first mailed on or about January 4, 2017 to all stockholders entitled to vote at the Isle Special Meeting. Stockholders who owned shares of Isle common stock at the close of business on December 29, 2016, the record date for the Isle Special Meeting, are entitled to receive notice of, attend, and vote at the Isle Special Meeting. As of the close of business on the record date, there were [●] shares of Isle common stock outstanding.

Date, Time and Place	The Isle Special Meeting will be held at 1:00 p.m., Eastern Time, on January 25, 2017, at Isle Casino Racing Pompano Park, 1800 SW 3rd Street, Pompano Beach, Florida 33069.

Purpose of the Isle Special Meeting	At the Isle Special Meeting, Isle stockholders will be asked to vote on the following proposals:

Isle Proposal No. 1—Adoption of the Merger Agreement and Approval of the First Step Merger (Item 1 on the proxy card). To adopt the Merger Agreement and to approve the First Step Merger;

Isle Proposal No. 2—Non-Binding, Advisory Approval of the Compensation That Will or May Become Payable by Isle to Its Named Executive Officers (Item 2 on the proxy card). To approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers; and

Isle Proposal No. 3—Adjournment of the Isle Special Meeting (Item 3 on the proxy card). To approve one or more adjournments of the Isle Special Meeting if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting.

The Isle Board unanimously recommends that Isle stockholders vote FOR each of the proposals presented at the Isle Special Meeting.

Who Can Vote at the Isle Special Meeting	Only holders of Isle common stock as of the close of business on December 29, 2016, which is the record date for the Isle Special Meeting, are entitled to receive notice of and to vote at the Isle Special Meeting. If you own shares that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares, provide identification in the form of a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the Isle Special Meeting and vote the shares yourself at the meeting. As of the close of business on the record date for the Isle Special Meeting, there were [●] shares of Isle common stock outstanding.

Vote Required for the Proposals	Isle Proposal No. 1—Adoption of the Merger Agreement and Approval of the First Step Merger (Item 1 on the proxy card). Adoption of the Merger Agreement and approval of the First Step Merger requires the affirmative vote of the holders of at least two-thirds of the shares of Isle common stock outstanding as of the close of business on the record date for the Isle Special Meeting.

Isle Proposal No. 2—Non-Binding, Advisory Approval of the Compensation That Will or May Become Payable by Isle to its Named Executive Officers (Item 2 on the proxy card). The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting will be required to approve, on an advisory basis, the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers. Because the vote is advisory, it will not be binding on Isle, and failure to receive the vote required for approval will not change Isle’s obligations to pay the merger-related compensation.

Isle Proposal No. 3—Adjournment of the Isle Special Meeting (Item 3 on the proxy card). Approval of one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting, requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting.

Quorum Requirement	In order to transact business at the Isle Special Meeting, it is necessary to have a quorum of Isle stockholders entitled to vote as of the record date. A majority of the outstanding shares of common stock entitled to vote at the Isle Special Meeting, being present in person or represented by proxy, will constitute a quorum. Abstentions will be counted as present for purposes of determining the presence of a quorum.

Shares Owned by Isle Directors and Executive Officers
At the close of business on the record date for the Isle Special Meeting, directors and executive officers of Isle beneficially owned and were entitled to vote, in the aggregate, approximately [●] issued and outstanding shares of Isle common stock, representing approximately [●]% of the shares of Isle common stock outstanding on that date. The directors and executive officers of Isle have informed Isle that they intend to vote all of the shares of Isle common stock they are entitled to vote (and Jeffrey Goldstein, Richard Goldstein and Robert Goldstein, as the beneficial owners of the shares of Isle common stock owned by GFIL, are required to cause GFIL to vote) (a) FOR the proposal to adopt the Merger Agreement and approve the First Step Merger, (b) FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable by Isle to its named executive officers in connection with the Mergers and (c) FOR the proposal to approve one or more adjournments of the Isle Special Meeting, if appropriate. For a more detailed discussion of the beneficial ownership of directors and officers of Isle, see “Beneficial Ownership of Isle Common Stock” beginning on page 204.

Methods of Voting—Stockholders of Record	If you are an Isle stockholder entitled to vote at the Isle Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the Isle Special Meeting. All votes, other than votes made in person at the Isle Special Meeting, must be received by 11:59 p.m., Eastern Time, on January 24, 2017.

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Isle Special Meeting in the manner you indicate. ERI and Isle encourage you to sign and return the proxy card even if you plan to attend the Isle Special Meeting so that your shares will be voted if you are ultimately unable to attend the Isle Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

In Person. If your shares are registered directly in your name, you have the right to vote in person at the Isle Special Meeting. If you hold shares in “street name” through a broker, bank or other nominee and you want to vote in person at the Isle Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the Isle Special Meeting. If you attend the Isle Special Meeting and plan to vote in person, Isle will provide you with a ballot at the Isle Special Meeting.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name,” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder entitled to vote at the Isle Special Meeting for purposes of voting at the Isle Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this joint proxy statement/prospectus. As a beneficial owner, you must obtain a proxy executed in your favor from the stockholder entitled to vote your shares at the Isle Special Meeting to be able to vote your shares in person at the Isle Special Meeting. All of the proposals at the Isle Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions.

Attending the Special Meeting

Stockholders entitled to vote at the Isle Special Meeting, or their duly authorized proxies, may attend the Isle Special Meeting. If you choose to attend the Isle Special Meeting, you must bring photo identification and the ticket that is part of your proxy card. If you hold shares in

“street name” through a broker, bank, or other nominee and wish to attend the Isle Special Meeting, you must bring photo identification and a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the Isle Special Meeting. If you are a representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are a representative of such stockholder and the ticket that is part of the proxy card (or other proof of ownership).

Please note that use of cameras, recording devices, and other electronic devices will not be permitted at the Isle Special Meeting.

Abstentions	If you “abstain” from voting on any of Isle Proposals Nos. 1, 2 and 3, such abstention will have the same effect as a vote AGAINST the proposal.

Failure to Vote Shares	A failure to vote your shares pursuant to one of the methods described above will have the same effect as a vote AGAINST the proposal to adopt the Merger Agreement and approve the First Step Merger, and will have no effect on either the proposal to approve, on an advisory basis, the compensation that will or may become payable by Isle to its named executive officers in connection with the Mergers or the proposal to approve one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting.

Revoking a Proxy	If you are a stockholder entitled to vote at the Isle Special Meeting, you may revoke your proxy at any time before the vote is taken at the Isle Special Meeting. To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on January 24, 2017;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on January 24, 2017;

•	provide written notice of the revocation to: Isle of Capri Casinos, Inc., Attention: Secretary, 600 Emerson Road, Suite 300, St. Louis, Missouri 63141, which must be received by 11:59 p.m., Eastern Time, on January 24, 2017; or

•	attend the Isle Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your broker, bank, or other nominee regarding the revocation of proxies.

Solicitation of Proxies

The solicitation of proxies from Isle stockholders is made on behalf of the Isle Board. ERI and Isle will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. Isle has retained D.F. King & Co., Inc. to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to D.F. King & Co., Inc.’s proxy solicitation fee of $7,500 plus reasonable out-of-pocket expenses for this service, Isle will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of Isle may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of Isle will not be paid any additional compensation for soliciting proxies.

DO NOT SEND IN ANY ISLE STOCK CERTIFICATES WITH YOUR PROXY CARD.

As described under “The Mergers—Electing the Form of Merger Consideration” beginning on page 118, each Isle stockholder as of the close of business on the record date set for such purpose will receive a form of election and other appropriate and customary transmittal materials. If your shares of Isle common stock are held in “street name” through a brokerage firm, bank or other nominee, you will receive instructions from your brokerage firm, bank or other nominee as to how to effect the surrender of your “street name” shares of Isle common stock in exchange for the Merger Consideration.

ISLE PROPOSAL NO. 1:

ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE FIRST STEP MERGER

Isle is submitting the Merger Agreement to its stockholders at the Isle Special Meeting, at which the Merger Agreement will be considered and a vote taken on a proposal for its adoption and for the approval of the First Step Merger.

For a summary of the terms and conditions of the Mergers and the Merger Agreement, including the background of the Mergers, see “The Mergers” beginning on page 93 and “The Merger Agreement” beginning on page 133. As discussed in “The Mergers—Isle Board’s Reasons for the Mergers and Recommendation of the Isle Board” beginning on page 105, the Isle Board unanimously approved and declared advisable the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement and declared it to be in the best interests of Isle and its stockholders.

The proposal to adopt the Merger Agreement and approve the First Step Merger requires the affirmative vote of holders of at least two-thirds of the issued and outstanding shares of Isle common stock as of the record date for the Isle Special Meeting. Abstentations will have the same effect as a vote against the proposal. A failure to vote shares will have the same effect as a vote against the proposal.

The Isle Board unanimously recommends a vote FOR the adoption of the Merger Agreement and approval of the First Step Merger (Isle Proposal No. 1).

ISLE PROPOSAL NO. 2:

NON-BINDING, ADVISORY APPROVAL OF THE COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY ISLE TO ITS NAMED EXECUTIVE OFFICERS

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Isle seek a non-binding, advisory vote from its stockholders to approve certain “golden parachute” compensation that its “named executive officers” will or may receive from Isle in connection with the Mergers. This proposal gives Isle stockholders the opportunity to express their views on the compensation that will or may become payable to or on behalf of Isle’s named executive officers in connection with the Mergers. Accordingly, Isle is asking its stockholders to approve, by non-binding, advisory vote, the payments to its named executive officers as described in this section.

The advisory vote on the merger-related payments proposal is a vote separate and apart from the vote on the adoption of the Merger Agreement and approval of the First Step Merger. Accordingly, you may vote to adopt the Merger Agreement and approve the First Step Merger and vote not to approve the merger-related payments proposal and vice versa. Because the vote on the merger-related payments proposal is advisory only, it will not be binding on either ERI or Isle. Accordingly, if the Merger Agreement is adopted and the First Step Merger is approved, and the Mergers are completed, the compensation payments that are contractually required to be paid by Isle to its named executive officers may become payable, subject only to applicable conditions, regardless of the outcome of the non-binding, advisory vote of Isle stockholders.

For additional information about agreements and understandings of Isle and its named executed officers concerning compensation that is based on or otherwise relates to the Mergers, and estimates of the aggregate total of all such compensation that will or may become payable to or on behalf of such executive officers, see “The Mergers—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124.

The Board unanimously recommends that you vote “FOR” the following resolution:

“RESOLVED, that the stockholders of Isle of Capri Casinos, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable to Isle’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger—Interests of the Isle Directors and Executive Officers in the Merger—Golden Parachute Compensation” in the joint proxy statement/prospectus of Isle and ERI dated [●].”

The proposal to approve, on a non-binding advisory basis, the payments of merger-related compensation to Isle’s named executive officers requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Isle Special Meeting on the proposal. Abstentions will have the same effect as a vote against the proposal. A failure to vote shares will have no effect on this proposal.

The Isle Board unanimously recommends a vote FOR the approval, on a non-binding advisory basis, of the compensation that will or may become payable to Isle’s named executive officers in connection with the Mergers (Isle Proposal No. 2).

ISLE PROPOSAL NO. 3:

APPROVAL OF ONE OR MORE ADJOURNMENTS OF THE ISLE SPECIAL MEETING

Isle is asking you to approve a proposal to approve one or more adjournments of the Isle Special Meeting to a later date or dates, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting. If Isle stockholders approve the adjournment proposal, Isle could adjourn the Isle Special Meeting and any adjourned session of the Isle Special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the adoption of the Merger Agreement and the approval of the First Step Merger. Among other things, approval of the adjournment proposal could mean that, even if Isle had received proxies representing a sufficient number of votes against the proposal to adopt the Merger Agreement and to approve the First Step Merger, such that that proposal would be defeated, Isle could adjourn the Isle Special Meeting without a vote on the proposal to adopt the Merger Agreement and to approve the First Step Merger and seek to convince the holders of those shares to change their votes to votes in favor of that proposal. Additionally, Isle may seek to adjourn the Isle Special Meeting if a quorum is not present at the meeting.

Approval of this adjournment proposal requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Isle common stock present at the Isle Special Meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal. A failure to vote shares will have no effect on this proposal.

The Isle Board unanimously recommends a vote FOR one or more adjournments of the Isle Special Meeting, if appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the First Step Merger at the time of the Isle Special Meeting (Isle Proposal No. 3).

THE MERGERS

Background of the Mergers

Senior management and the boards of directors of each of Isle and ERI periodically review and discuss their respective business strategy and prospects with the goal of maximizing shareholder value. In the course of these discussions, senior management and the boards of directors of each company have periodically considered various strategic alternatives.

It was in this context that in August 2013, the Isle Board retained a financial advisor (the “Previous Financial Advisor”) to assist it in connection with a review of Isle’s long-term strategic and financial plan and strategic alternatives with the primary objective of enhancing shareholder value. The Isle Board and the Previous Financial Advisor considered sale transactions and acquisition transactions, including, in each case, through a purchase, sale or exchange of capital stock or assets, a lease or license of assets, a sale/leaseback transaction, a merger or consolidation, a tender or exchange offer, a leveraged buy-out, a “going private” transaction, the formation of a joint venture or partnership, or any other business combination or similar transaction. In the fall of 2013, after carefully considering with the Previous Financial Advisor the strategic alternatives for Isle, the Isle Board authorized the Previous Financial Advisor to solicit interest from third parties with respect to a strategic transaction involving a sale of Isle or certain of Isle’s assets. The Previous Financial Advisor, with the assistance of Isle, prepared a confidential information memorandum setting forth certain information with respect to Isle and contacted approximately 50 parties about their potential interest in a strategic transaction with Isle. Of the parties who were contacted, the confidential information memorandum was sent to 17 parties and, in early December 2013, ten parties submitted indications of interest relating to a transaction involving all or certain assets of Isle.

Of the ten parties who submitted indications of interest with respect to a potential transaction, five parties were invited to continue on in the process. These five parties were provided access to further due diligence information with respect to Isle, as well as a presentation from Isle’s management.

In early February 2014, Isle began engaging in discussions with one of the parties (the “Prior Bidder”) with respect to a potential strategic transaction involving Isle. Although discussions continued sporadically throughout the remainder of 2014 and into early 2015, a transaction did not materialize for a variety of reasons, including structural, tax and regulatory issues.

In mid-2014, the Isle Board directed management to implement a strategic plan to improve profitability and increase shareholder value that contemplated, among other things, (1) a reduction in the number of board members; (2) a restructuring of the corporate group to reduce expenses; (3) the divestiture of certain non-core assets of Isle; (4) a capital reinvestment program into certain other assets of Isle; and (5) the reduction and refinancing of debt to improve Isle’s liquidity and free cash flow. Shortly thereafter, also in mid-2014, Isle announced a restructuring of the corporate group and reduction in board members contemplated by the plan. The size of the Isle Board was ultimately reduced by two members, Isle eliminated seven officers positions and appointed Eric L. Hausler as chief financial officer.

On August 5, 2015, Isle engaged Credit Suisse as its financial advisor to assist Isle in connection with the potential sale of certain of Isle’s non-core assets as contemplated by the strategic plan (“Project Yellow”).

In connection with Project Yellow, at the request of the Isle Board, representatives of Credit Suisse contacted a number of strategic and financial parties, including parties who had participated in the process run by the Previous Financial Advisor in late 2013, in an effort to ascertain their interest in potentially acquiring some or all of these non-core assets. During Project Yellow, several parties expressed interest in assets that were not Project Yellow assets and Isle considered such expressions of interest. Additionally, despite various rumors in the market and media reports that Isle was, or had been, “for sale,” at no time during the Project Yellow process did any of these parties make, or ask Credit Suisse if Isle would consider, a proposal for the entire company.

In October 2015, Isle closed its casino in Natchez, Mississippi, and sold the hotel and non-gaming assets related thereto.

On December 30, 2015, the ERI Board discussed the possibility of a transaction with Isle. At this meeting, the ERI Board authorized Thomas R. Reeg, ERI’s president, to contact Isle to gauge Isle’s interest in a transaction.

On January 14, 2016, Isle announced that Virginia McDowell, who at that time was president and chief executive officer of Isle, would retire effective April 27, 2016 and that, effective at such time, Eric L. Hausler, who at that time was Isle’s chief financial officer, would succeed Ms. McDowell as Isle’s chief executive officer. On that same day, Mr. Reeg sent an email to Mr. Hausler congratulating him about his new position. The following week, Mr. Reeg emailed Mr. Hausler and then, a few days later, Messrs. Hausler and Reeg spoke by phone. It was during these communications that Mr. Hausler and Mr. Reeg discussed for the first time a possible combination of Isle and ERI.

Informal discussions between Messrs. Hausler and Reeg about a possible strategic combination between Isle and ERI continued over the next several weeks, culminating with a dinner meeting in St. Louis, Missouri on March 16, 2016. In addition to Messrs. Hausler and Reeg, Rob Goldstein, Isle’s chairman of the board, and Gary Carano, ERI’s chairman of the board and chief executive officer, attended the dinner. While the representatives of Isle and ERI each thought it was a positive meeting, given that Isle was engaged in Project Yellow, it was mutually decided to allow that process to get further along before revisiting whether both sides were interested in having further discussions about a potential combination. However, Messrs. Hausler and Reeg continued to have periodic, informal discussions about a potential combination.

In mid-May 2016, Messrs. Hausler and Reeg met in person at an industry conference. At this meeting Messrs. Hausler and Reeg discussed having representatives of Isle visit ERI’s facilities in Reno, Nevada. At the same industry conference, Mr. Hausler also met with representatives of the Prior Bidder.

Having implemented many of the initiatives of the mid-2014 strategic plan, on May 13, 2016, members of Isle management held an offsite meeting to further discuss and refine Isle’s strategic plan and consider strategic alternatives for Isle. This meeting was in connection with the request of the strategic committee of the Isle Board that Isle management make a presentation to the committee at an upcoming meeting with respect to Isle’s strategic plan and strategic alternatives.

Periodic communications between Messrs. Hausler and Reeg continued until, in late June 2016, Messrs. Hausler and Goldstein traveled to Reno to tour ERI’s facilities and to meet with Messrs. Reeg and Carano. At the end of this meeting, the representatives of ERI told the representatives of Isle that ERI intended to make a non-binding proposal with respect to a strategic transaction between ERI and Isle.

Also in late June 2016, a representative of the Prior Bidder called Mr. Hausler to discuss the terms of a potential transaction between the Prior Bidder and Isle. The economic terms proposed by the Prior Bidder during this conversation reflected little, if any, premium to the price at which Isle’s shares were trading at that time, and the other terms discussed included a number of qualifications regarding potential tax and regulatory issues and conditions which raised considerable questions as to if and when a transaction between Isle and the Prior Bidder could be consummated. Consequently, while Mr. Hausler informed the Isle Board of this discussion, further discussions between the Prior Bidder and Isle did not continue.

On July 1, 2016, a meeting of the ERI Board was held. At this meeting, the ERI Board discussed the benefits of a proposed transaction with Isle. Mr. Reeg, Mr. Gary Carano and the ERI Board discussed the strategic and operational considerations of a combination with Isle, including considerations relating to expanding size and the geographic scope of ERI’s operations and potential financing alternatives. The ERI Board also discussed the terms of a proposed engagement of JPM Securities to assist ERI in negotiating and evaluating the terms of a combination with Isle. At this meeting, the ERI Board authorized management to engage in discussions of the terms of a potential transaction with Isle and retain JPM Securities as its financial advisor for this transaction.

On July 7, 2016, Isle and ERI entered into a confidentiality agreement to facilitate the exchange of confidential information between the parties.

On July 8, 2016, following discussion with representatives of JPM Securities and Milbank, counsel to ERI, Mr. Reeg provided Mr. Hausler with a term sheet setting forth the terms of a proposed transaction between Isle and ERI. Among other terms, the term sheet proposed that ERI would purchase all of the outstanding shares of Isle stock for $21.00 per share, to be paid in a combination of cash and ERI stock.

On July 12, 2016, Mr. Hausler had dinner with the strategic committee of the Isle Board. All members of the Isle Board attended other than Greg Kozicz.

On July 13, 2016, a meeting of the strategic committee of the Isle Board was held. All members of the Isle Board attended this meeting other than Greg Kozicz. Representatives of Mayer Brown also attended a portion of the meeting. The purpose of the meeting, which was scheduled prior to the receipt of the term sheet from ERI, was for Isle’s management to present its views with respect to updating Isle’s strategic plan and strategic alternatives to the strategic committee. At the meeting, Mr. Hausler updated the strategic committee on Isle’s internal strategic planning process and the management team’s progress on formulating a new strategic plan. Mr. Hausler also provided the strategic committee with an overview of strategic alternatives for Isle, which included merging with and/or selling to another entity, acquiring another property or company, selling Isle’s real estate to a real estate investment trust and pursuing acquisitions or buildouts in complementary businesses like social gaming. Thereafter, Mr. Hausler discussed with the strategic committee the term sheet that had been provided by ERI, a copy of which had previously been provided to each member of the Isle Board. Representatives of Mayer Brown then discussed with the members of the strategic committee their fiduciary duties in reviewing Isle’s strategic alternatives and the proposal received from ERI and noted that the strategic committee and the Isle Board was at that time engaged in a process to determine the strategic direction of Isle and that the transaction proposed by ERI was just one of many options for the strategic committee and the Isle Board to consider. After discussion, the strategic committee directed Mr. Hausler to obtain proposed terms for the engagement of Credit Suisse to act as Isle’s financial advisor in connection with Isle’s review of Isle’s strategic alternatives including, if so determined by the Isle Board, a possible sale or business combination transaction.

Following the strategic committee meeting on July 13, 2016, Mr. Hausler reached out to Credit Suisse to discuss terms of engagement as directed by the strategic committee.

On July 28, 2016, a meeting of the Isle Board was held. At this meeting, the proposed terms of Credit Suisse’s engagement as Isle’s financial advisor in connection with Isle’s review of Isle’s strategic alternatives including a possible sale or business combination transaction were reviewed and discussed by the Isle Board which thereafter authorized the retention of Credit Suisse. Thereafter, representatives of Credit Suisse joined the meeting and the Isle Board, with the assistance of representatives of Credit Suisse, continued its review and discussion of Isle’s potential strategic alternatives. The Isle Board then requested that Credit Suisse be prepared to discuss in more detail at an upcoming meeting the proposal received from ERI and Isle’s other strategic alternatives. Finally, the Isle Board authorized Isle management and Credit Suisse to begin a preliminary review of financial information and other information with respect to ERI and a potential transaction.

On July 29, 2016, Mr. Hausler called Mr. Reeg and informed him that the Isle Board had engaged Credit Suisse as its financial advisor and authorized Isle management to begin conducting a review of financial information and other materials with respect to ERI and a potential transaction and also provided Mr. Reeg with initial feedback from the Isle Board with respect to the terms proposed by ERI.

In early August 2016, Isle and ERI, with the assistance of Credit Suisse, and JPM Securities, respectively, began reviewing financial information and other materials with respect to each other and the proposed transaction between Isle and ERI.

On August 4, 2016, a meeting of the ERI Board was held. At this meeting Mr. Reeg provided the ERI Board with an update on the discussions of a potential transaction with Isle and updated the ERI Board on initial feedback received on the terms of the transaction proposed by ERI. Mr. Reeg informed the ERI Board that ERI expected to receive additional feedback from Isle. The ERI Board discussed structuring alternatives relating to the proposed transaction with Isle and potential terms that ERI may consider. Anthony Carano, ERI’s executive vice president, secretary and general counsel, provided the ERI Board with an overview of the regulatory issues and gaming approvals that would be required for the transaction and Mr. Reeg and other members of management updated the ERI Board on the status of ERI’s diligence review of the operations and assets of Isle.

On August 15, 2016, a meeting of the Isle Board was held. Representatives of Credit Suisse and Mayer Brown also attended the meeting. At this meeting, representatives of Credit Suisse reviewed and discussed their preliminary financial analyses with respect to the proposal received from ERI and the Isle Board, with the assistance of Credit Suisse, reviewed and discussed certain other strategic alternatives available to Isle. Also at this meeting, representatives from Mayer Brown provided a summary of the terms of the transaction proposed by ERI. The Isle Board, with the assistance of members of Isle’s management and representatives of Credit Suisse and Mayer Brown, then discussed its potential response to ERI’s proposal and directed Mr. Hausler to convey to ERI the terms on which it would be willing to continue to move forward with the consideration of a potential transaction with ERI. At this meeting, the Isle Board also directed the transaction committee of the Isle Board to handle the day-to-day activities related to a potential transaction with ERI.

Over the next several days, Mr. Hausler, with input from the Isle transaction committee, and Mr. Reeg discussed the terms with respect to a proposed transaction, including the consideration to be paid to Isle’s shareholders. During these discussions ERI increased its offer to $23.00 per Isle share, to be paid in a combination of cash and ERI stock.

On August 18, 2016, the transaction committee of the Isle Board met in order to review the status of the proposed transaction and to provide management with guidance with respect to the terms under discussion.

On August 22, 2016, Isle announced that it had entered into an agreement to sell Isle of Capri Casino Hotel Lake Charles, in Lake Charles, Louisiana.

On August 23, 2016, the transaction committee of the Isle Board met in order to review the status of the proposed transaction.

On August 26, 2016, a meeting of the Isle Board was held. Representatives of Credit Suisse and Mayer Brown also attended the meeting. Mr. Hausler informed the Isle Board that, based on previous guidance provided by the Isle Board and transaction committee, Isle had agreed to move forward with the exploration of a potential transaction with ERI based on ERI’s revised proposal of $23.00 per Isle share, to be paid in a combination of cash and ERI stock, and the other terms that had been discussed between Isle and ERI and presented to the Isle Board. Mr. Hausler also informed the Isle Board that ERI had requested a 30-day exclusivity period during which the parties would attempt to complete the transaction. The Isle Board then asked Credit Suisse for its views with respect to other possible strategic partners for Isle as well as its views as to whether such partners would be interested in, and able to, make bids for Isle that would be superior to the proposal received from ERI. Subject to its ongoing review and consideration of potential strategic alternatives including other potential strategic partners for Isle, the Isle Board, based on the information and views expressed by Credit Suisse as well as the market check previously conducted by Isle with the assistance of the Previous Financial Advisor and the process undertaken in connection with Project Yellow with the assistance of Credit Suisse, determined that soliciting third party proposals regarding a potential sale or other business combination would not be likely to generate a proposal that the Isle Board would conclude was more attractive than ERI’s proposal and, could jeopardize the existing discussions with ERI regarding its proposal. Nonetheless, the Isle Board instructed Mr. Hausler to inform ERI that Isle was not prepared to grant ERI exclusivity at that time. The Isle Board further directed Mr. Hausler and Ed Quatmann, Isle’s chief legal officer, to complete legal and business due diligence and to invite ERI’s senior management team to meet with the Isle Board to make a presentation regarding ERI and its plans for the combined company.

On September 2, 2016, Milbank sent Mayer Brown an initial draft of the Merger Agreement. From this time until September 19, 2016, Isle, ERI and their respective advisors had extensive discussions with respect to various aspects of the proposed merger agreement. Also during this time, each of Isle and ERI, with assistance from their respective advisors, conducted an extensive due diligence review of each other, including site visits, and drafts of the Merger Agreement, the voting agreements and other documents related to the Mergers were exchanged among the parties and their legal counsel.

On September 7, 2016, a meeting of the ERI Board was held. Representatives of JPM Securities and Milbank also participated in the meeting. At the request of the ERI Board, representatives of JPM Securities provided an update on the current status of the gaming market and an overview of Isle. JPM Securities then discussed preliminary combination considerations for ERI and Isle, including increased scale and diversification and potential synergies. Finally, JPM Securities reviewed preliminary financing considerations for the proposed transaction. Management then provided an update to the ERI Board on their recent trips to the Isle properties. Milbank provided the ERI Board with an update with respect to the legal documentation and negotiations and a summary of the draft terms of the Merger Agreement and voting agreements.

On September 8, 2016, a dinner meeting was held in Florida among certain members of the Isle Board, certain members of Isle’s executive team, certain members of the ERI Board and certain members of ERI’s executive team. The purpose of the dinner meeting was for the representatives of Isle to be introduced to ERI’s management and to discuss and ask questions about ERI’s plans for the combined company.

On September 9, 2016, a representative of the Prior Bidder called Mr. Hausler to propose initiating discussions on the terms under which the Prior Bidder and Isle could jointly bid for the assets of a third unrelated gaming company. During this discussion, the representative of the Prior Bidder did not mention the Prior Bidder’s June 2016 proposal with respect to a strategic transaction with Isle or otherwise address the possibility of, or the Prior Bidder’s continued interest in, a potential strategic transaction with Isle.

On September 16, 2016, a meeting of the ERI Board was held. Representatives of JPM Securities and Milbank also participated in the meeting. Mr. Reeg, other members of ERI management and representatives of JPM Securities described the status of ERI and its advisors’ due diligence review with respect to Isle and the proposed transaction. JPM Securities then discussed the material terms of the transaction and reviewed preliminary valuation considerations for the transaction. JPM Securities discussed the financial aspects of the transaction and the impact of potential synergies from the transaction. Milbank then provided the ERI Board with an update on the status of negotiation of the Merger Agreement and voting agreements and a summary of the key terms, including provisions relating to termination of the Merger Agreement and the termination fees associated with various termination events, and remaining open items. Milbank also described the status of its legal due diligence. Milbank and JPM Securities also discussed the status and terms of the proposed financing commitment.

On September 16, 2016, a meeting of the Isle Board was held. Representatives of Isle management, Credit Suisse and Mayer Brown also attended the meeting. At the request of the Isle Board, representatives of Credit Suisse reviewed and discussed their preliminary financial analyses with respect to Isle, ERI and the proposed transaction. Credit Suisse first provided an overview of discussions and negotiations with ERI and a summary of the key terms of the proposed transaction. Credit Suisse then discussed certain financial aspects and implications of the combined company resulting from the proposed merger, including a discussion of the potential synergies and cost savings of a combination between Isle and ERI prepared and provided to Credit Suisse by the managements of Isle and ERI.

Next, Credit Suisse discussed other possible strategic alternatives for Isle, including the likelihood that other parties would be willing and able to pay a higher a price to acquire Isle than ERI. Credit Suisse discussed other potential strategic and financial bidders for Isle, including the Prior Bidder, and expressed its view that it was unlikely that any of such potential strategic and financial bidders would be willing and able to pay a higher price for Isle than ERI. The Isle Board then discussed whether to contact any other party about a possible strategic transaction and reaffirmed its previous conclusion that, based on the information and views expressed by Credit Suisse, the market check previously conducted by Isle with the assistance of the Previous Financial Advisor and the process undertaken in connection with Project Yellow with the assistance of Credit Suisse, that the risks of doing so outweighed the potential benefits.

Mayer Brown then provided the Isle Board with an overview of the Isle directors’ legal duties in considering the proposed transaction, a status update with respect to the legal documentation and negotiations and a summary of the draft terms of the merger agreement and voting agreements. Next, Mr. Quatmann provided the Isle Board with an overview of the regulatory issues and gaming approvals that would be required in connection with the proposed transaction. Lastly, Mr. Hausler, speaking on behalf of Isle management, stated his view that Isle should proceed with the proposed transaction with ERI.

On September 18, 2016, a meeting of the ERI Board was held. Representatives of JPM Securities and Milbank also participated in the meeting. Mr. Reeg provided the ERI Board with a status update on the proposed transaction with Isle. Mr. Reeg updated the ERI Board on the diligence performed by a registered public accounting firm.

Representatives of Milbank provided the ERI Board with an update on the status of the Merger Agreement and voting agreements and described the resolution of the remaining open issues. Milbank described to the ERI Board the governance changes that would occur if the proposed transaction was approved. Representatives of Milbank and JPM Securities also reviewed and discussed the terms of the proposed financing commitment.

JPM Securities then reviewed with the ERI Board its financial analysis of the consideration provided for in the Merger Agreement and delivered to the ERI Board its oral opinion, which was confirmed by delivery of a written opinion dated September 18, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPM Securities in preparing the opinion, the consideration to be paid by ERI to Isle’s common stockholders holders in the proposed transaction, was fair, from a financial point of view, to ERI, as more fully described below in the section “Opinion of ERI’s Financial Advisor” beginning on page 101.

Finally, the members of the ERI Board discussed the proposed transaction and the financing for the proposed transaction, asked questions about the proposed transaction to ERI management and its financial and legal advisors and then unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and recommended that ERI’s stockholders approve the Share Issuance.

On September 18, 2016, a meeting of the Isle Board was held. Representatives of Isle management, Credit Suisse and Mayer Brown also attended the meeting. Representatives of Mayer Brown described for the Isle Board the resolution of the remaining open issues on the merger agreement, including the consequences of ERI failing to obtain the financing needed to close the transaction. The Isle Board, with the assistance of representatives of Mayer Brown and representatives from Credit Suisse, then reviewed the terms of ERI’s debt commitment letter from JPM Securities. Next, Mr. Hausler and other members of Isle management described the due diligence review that Isle and its advisors conducted with respect to ERI. Credit Suisse then reviewed and discussed its financial analyses with respect to Isle, ERI and the proposed transaction with the Isle Board. Thereafter, at the request of the Isle Board, Credit Suisse rendered its oral opinion to the Isle Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Isle Board dated the same date) to the effect that, as of September 18, 2016, and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the aggregate merger consideration to be collectively received by holders of Isle common stock in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Finally, the members of the Isle Board discussed the proposed transaction, asked questions about the proposed transaction of Isle management and its financial and legal advisors and then unanimously approved and declared advisable the

Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, and recommended that the stockholders of Isle approve and adopt the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

In the early morning hours on September 19, 2016, the parties executed the Merger Agreement and voting agreements. Thereafter, Isle and ERI issued a joint press release announcing the transaction.

ERI Board’s Reasons for the Mergers

ERI’s long-term strategy is to expand its regional gaming platform through acquisitions. As a part of this strategy, ERI’s management and the ERI Board determined that Isle met ERI’s criteria for potential acquisitions, and identified Isle as an attractive potential acquisition candidate. ERI entered into a confidentiality agreement with Isle on July 7, 2016, for the purpose of evaluating a potential transaction.

From the initial merger discussions between ERI and Isle in January 2016 until the Merger Agreement was executed on September 19, 2016, the ERI Board worked with ERI management to develop various strategies and approaches to the potential business combination with Isle.

At a meeting held on September 18, 2016, the ERI Board reviewed and considered the proposed Mergers with the assistance of ERI’s management, as well as with ERI’s legal and financial advisors. The ERI Board unanimously approved the execution of the Merger Agreement, taking into consideration a number of substantive factors, both positive and negative, and potential benefits and detriments of the Mergers to ERI and its stockholders. In making its determination, the ERI Board focused, among other things, on the following material factors (not necessarily in order of relative importance):

•	the financial condition, results of operations and businesses of each of ERI and Isle (on both a historical and prospective basis);

•	the future prospects of each of ERI and Isle and other potential alternatives available to ERI if it did not pursue the Mergers;

•	the existing competitive and market positions of each of ERI and Isle, including the nature of the industries in which they operate;

•	current industry, economic and market conditions, including the maturity of the regional gaming industry and the benefits of scale and geographic diversity, and historical market prices;

•	the prospect that the Mergers will diversify ERI’s operations, revenue and cash flow streams across new geographies;

•	the location and quality of assets owned and operated by Isle;

•	the meaningful potential cost synergies anticipated by consolidating public company, administrative and other costs;

•	the prior experience of ERI’s management in successfully integrating acquired companies;

•	the favorable financing terms contemplated by the Commitment Letter compared to other financing alternatives considered by ERI;

•	the proposed financial and legal terms and conditions of the Merger Agreement, the Commitment Letter and related fee letter;

•	the historical trading prices of Isle and ERI common stock;

•

the oral opinion of JPM Securities delivered to the ERI Board, which was confirmed by delivery of a written opinion dated September 18, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPM Securities in preparing the opinion, the consideration to be paid by ERI to the holders of Isle common stock in the proposed Mergers was fair, from a financial point of view, to ERI, as more fully described below under “Opinion of ERI’s Financial Advisor” beginning on page 101. The full text of the written opinion of JPM Securities, dated September 18, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPM Securities in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus; and

•	the willingness of each of REI and GFIL to enter into a voting agreement in connection with the transactions contemplated by the Merger Agreement.

The ERI Board also considered, among other things, the following risks (not necessarily in order of relative importance):

•	the fact that the Share Issuance will dilute the ownership of ERI’s existing stockholders;

•	the challenges of combining the businesses of the two companies and the attendant risks of not achieving the expected strategic benefits and cost savings, other financial and operating benefits or improvement in earnings, and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

•	the regulatory and litigation risks associated with the Mergers and combining ERI and Isle;

•	risks associated with obtaining necessary approvals (including the required approvals of ERI stockholders and Isle stockholders) on terms that satisfy closing conditions to the respective parties’ obligations to complete the Mergers, and with the possibility that the Mergers may not be completed as a result of certain conditions to the completion of the Mergers not being satisfied;

•	the perception of investors and the potential impact on the trading price of shares of ERI common stock;

•	the ability to finalize and consummate the financing arrangements contemplated by the Commitment Letter on terms satisfactory to ERI;

•	the obligation of ERI to pay a $60 million termination fee (the “financing failure fee”) under certain circumstances in the event that the conditions to the Mergers are satisfied but ERI is unable to obtain financing to fund the Merger Consideration and related costs;

•	the possibility that Isle may seek specific performance in the event that ERI fails to consummate the Mergers pursuant to the terms of the Merger Agreement, including in circumstances where Isle would otherwise be entitled to terminate the Merger Agreement and receive the financing failure fee;

•	that the financing contemplated by the Commitment Letter, if consummated, would result in increased leverage and borrowing costs for ERI following the consummation of the Mergers and the other transactions contemplated by the Merger Agreement;

•	the terms and conditions of the Merger Agreement, which include certain restrictions on the conduct of ERI’s business pending the closing of the Mergers which could delay or prevent ERI from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the ERI Board and ERI’s management might believe were appropriate or desirable; and

•	the ability of Isle to terminate the Merger Agreement in order to enter into an alternative acquisition agreement that the Isle Board determines to be a superior proposal, subject to certain conditions (including ERI’s right to have an opportunity to revise the terms of the Merger Agreement), provided that Isle concurrently pay a $30 million termination fee to ERI under circumstances as described in “The Merger Agreement—Effect of Termination; Termination Fee and Financing Failure Fee” beginning on page 155.

The foregoing discussion of the information and factors considered by the ERI Board is not intended to be exhaustive, but rather is meant to include the material factors that the ERI Board considered. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the ERI Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the ERI Board based its approval on an overall review and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of ERI’s reasons for the Mergers and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36.

Opinion of ERI’s Financial Advisor

Pursuant to an engagement letter dated September 6, 2016, ERI retained JPM Securities as its financial advisor in connection with the Mergers.

At the meeting of the ERI Board on September 18, 2016, JPM Securities rendered its oral opinion to the ERI Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by ERI to holders of Isle common stock in the Mergers was fair, from a financial point of view, to ERI. JPM Securities confirmed its September 18, 2016 oral opinion by delivering its written opinion to the ERI Board, dated September 18, 2016, that, as of such date, the consideration to be paid by ERI to Isle’s common stockholders in the Mergers was fair, from a financial point of view, to ERI.

The full text of the written opinion of JPM Securities dated September 18, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of JPM Securities set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. ERI’s stockholders are urged to read the opinion in its entirety. JPM Securities’ written opinion was addressed to the ERI Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Mergers, was directed only to the consideration to be paid in the Mergers and did not address any other aspect of the transactions contemplated by the Merger Agreement. JPM Securities expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of ERI or as to the underlying decision by ERI to engage in the Mergers. The issuance of JPM Securities’ opinion was approved by a fairness committee of JPM Securities. The summary of the opinion of JPM Securities set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of ERI as to how such stockholder should vote with respect to the Mergers or any other matter.

In arriving at its opinions, JPM Securities, among other things:

•	reviewed a draft of the Merger Agreement dated September 18, 2016;

•	reviewed certain publicly available business and financial information concerning Isle and ERI and the industries in which they operate;

•	compared the proposed financial terms of the Mergers with the publicly available financial terms of certain transactions involving companies JPM Securities deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Isle and ERI with publicly available information concerning certain other companies JPM Securities deemed relevant and reviewed the current and historical market prices of Isle common stock and ERI common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of ERI and Isle relating to the respective businesses of ERI and Isle, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Mergers (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as JPM Securities deemed appropriate for the purposes of its opinion.

In addition, JPM Securities held discussions with certain members of the management of Isle and ERI with respect to certain aspects of the Mergers, and the past and current business operations of Isle and ERI, the financial condition and future prospects and operations of Isle and ERI, the effects of the Mergers on the financial condition and future prospects of ERI and certain other matters JPM Securities believed necessary or appropriate to its inquiry.

In giving its opinion, JPM Securities relied upon and assumed the accuracy and completeness of all information that was publicly available or was provided to or discussed with JPM Securities by Isle and ERI or otherwise reviewed by or for JPM Securities. JPM Securities did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPM Securities did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did JPM Securities evaluate the solvency of Isle or ERI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPM Securities or derived therefrom, including the Synergies, JPM Securities assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Isle and ERI to which such analyses or forecasts relate. JPM Securities expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. JPM Securities also assumed that the Mergers and the other transactions contemplated by the Merger Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof provided to JPM Securities. JPM Securities also assumed that the representations and warranties made by ERI, Merger Sub A, Merger Sub B and Isle in the Merger Agreement and the related agreements are and will be true and correct in all respects material to its analysis. JPM Securities is not a legal, regulatory or tax expert and relied on the assessments made by advisors to ERI with respect to such issues. JPM Securities further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Mergers will be obtained without any adverse effect on Isle or ERI or on the contemplated benefits of the Mergers.

The projections for ERI were prepared by ERI management, and the projections for Isle were prepared by Isle management and provided to ERI, which subsequently modified and approved such projections prior to providing them to JPM Securities. The projections for ERI provided to JPM Securities for purposes of its analysis comprised financial information for the calendar years 2016 through 2020. See “Certain Isle and ERI Financial Projections—Summary of Certain Financial Projections Prepared by ERI” beginning on page 116. Neither ERI nor Isle publicly discloses internal management projections of the type provided to JPM Securities in connection with its analysis of the Mergers, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to “Risk Factors” beginning on page 38.

JPM Securities’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPM Securities as of, the date of such opinion. JPM Securities’ opinion noted that subsequent developments may affect JPM Securities’ opinion, and that JPM Securities does not have any obligation to update, revise, or reaffirm such opinion. JPM Securities’ opinion is limited to the fairness, from a financial point of view, of the consideration to be paid by ERI to the holders of Isle common stock in the Mergers, and JPM Securities has expressed no opinion as to the fairness of any consideration to the holders of any class of securities, creditors or other constituencies of ERI or the underlying decision by ERI to engage in the Mergers. Furthermore, JPM Securities expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Mergers, or any class of such persons relative to the consideration to be paid by ERI in the Mergers or with respect to the fairness of any such compensation. JPM Securities expressed no opinion as to the price at which ERI common stock or Isle common stock will trade at any future time.

The terms of the Merger Agreement were determined through arm’s length negotiation between ERI and Isle, and the decision to enter into the Merger Agreement was solely that of the ERI Board and the Isle Board. JPM Securities’ opinion and financial analyses were only one of the many factors considered by the ERI Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the ERI Board or ERI management with respect to the Mergers or the consideration.

In accordance with customary investment banking practice, JPM Securities employed generally accepted valuation methodology in rendering its opinion to the ERI Board on September 18, 2016 and contained in the presentation delivered to the ERI Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by JPM Securities. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by JPM Securities, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPM Securities’ analyses.

Public Trading Multiples. Using publicly available information, JPM Securities compared selected financial data of ERI and Isle with similar data for selected publicly traded companies engaged in businesses which JPM Securities judged to be sufficiently analogous to the businesses of ERI and Isle or aspects thereof.

For ERI, the companies selected by JPM Securities were as follows:

•	Isle

•	Boyd Gaming Corporation

•	Red Rock Resorts Inc.

•	Churchill Downs Incorporated

For Isle, the companies selected by JPM Securities were as follows:

•	ERI

•	Boyd Gaming Corporation

•	Red Rock Resorts Inc.

•	Churchill Downs Incorporated

These companies were selected for each of ERI and Isle, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of JPM Securities’ analysis, may be considered similar to those of ERI and Isle. However, certain of these companies may have characteristics that are materially different from those of ERI and Isle. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect ERI or Isle.

Using publicly available information, JPM Securities calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less unconsolidated investments and cash and cash equivalents) to the consensus equity research analyst estimate for the company’s EBITDA (calculated as earnings before interest, tax, depreciation and amortization) for the year ending December 31, 2017 (the “2017E FV/EBITDA”).

Based on the results of this analysis, JPM Securities selected multiple reference ranges for 2017E FV/EBITDA of 7.2x - 8.5x for each of ERI and Isle.

After applying such ranges to the EBITDA for ERI for the year ending December 31, 2017, based on projections provided by ERI management, the analysis indicated an implied per share equity value range for ERI, rounded to the nearest $0.05, of $12.35 to $17.50. The range of implied per share equity value for ERI common stock was compared to ERI’s closing share price of $14.25 on September 16, 2016.

After applying such ranges to the EBITDA for Isle for the year ending December 31, 2017, based on projections provided by ERI management, the analysis indicated an implied per share equity value range for ERI, rounded to the nearest $0.05, of $16.85 to $23.00. The range of implied per share equity value for Isle common stock was compared to Isle’s closing share price of $16.93 on September 16, 2016 and the proposed consideration of $23.00 per share of Isle common stock.

Discounted Cash Flow Analysis.    JPM Securities performed a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for each of ERI common stock and Isle common stock.

JPM Securities calculated the unlevered free cash flows that ERI is expected to generate from the second half of fiscal year 2016 through fiscal year 2025 based upon financial projections prepared by ERI management. JPM Securities also calculated a range of terminal values of ERI at the end of the nine and a half year period ending on December 31, 2025 by applying a perpetual growth rate ranging from 1.25% to 1.75% to the unlevered free cash flow of ERI during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of June 30, 2016 using a range of discount rates from 7.25% to 7.75%. This discount rate range was based upon JPM Securities’ analysis of the weighted average cost of capital of ERI.

Based on the foregoing, this analysis indicated an implied per share equity value range for ERI, rounded to the nearest $0.05, of $18.60 to $23.45. The range of implied per share equity values for ERI was compared to ERI’s closing share price of $14.25 on September 16, 2016.

JPM Securities also calculated the unlevered free cash flows that Isle is expected to generate from the second half of fiscal year 2016 through fiscal year 2025 based upon financial projections prepared by Isle management, modified by JPM Securities and reviewed and approved by ERI management. JPM Securities also calculated a range of terminal values of Isle at the end of the nine and a half year period ending on December 31, 2025 by applying a perpetual growth rate ranging from 1.25% to 1.75% to the unlevered free cash flow of Isle during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of June 30, 2016 using a range of discount rates from 7.25% to 7.75%. This discount rate range was based upon JPM Securities’ analysis of the weighted average cost of capital of Isle.

Based on the foregoing, this analysis indicated an implied per share equity value range for Isle, rounded to the nearest $0.05, of $22.80 to $28.40. The range of implied per share equity values for Isle was compared to Isle’s closing share price of $16.93 on September 16, 2016.

Miscellaneous.    The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPM Securities. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPM Securities believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of JPM Securities with respect to the actual value of ERI or Isle. The order of analyses described does not represent the relative importance or weight given to those analyses by JPM Securities. In arriving at its opinion, JPM Securities did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPM Securities considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPM Securities are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPM Securities’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to ERI or Isle, and none of the selected transactions reviewed was identical to the Mergers. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes JPM Securities’ analysis, may be considered similar to those of ERI or Isle. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to ERI or Isle and the transactions compared to the Mergers.

As a part of its investment banking business, JPM Securities and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. JPM Securities was selected to advise ERI with respect to the Mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with ERI and the industries in which it operates.

A fee of $3.0 million became payable by ERI to JPM Securities at the time JPM Securities delivered its opinion. ERI has agreed to pay JPM Securities an additional fee of $8.0 million upon the consummation of the transactions contemplated by the Merger Agreement. ERI has also agreed to pay JPM Securities a discretionary fee payable, at ERI’s sole discretion based on its assessment of JPM Securities’ performance of its services, upon the consummation of the transactions contemplated by the Merger Agreement. In addition, ERI has agreed to reimburse JPM Securities for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPM Securities against certain liabilities arising out of JPM Securities’ engagement. During the two years preceding the date of JPM Securities’ opinion, JPM Securities and its affiliates have had commercial or investment banking relationships with ERI for which JPM Securities and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on ERI’s issue of debt securities in July 2015 and as joint lead arranger and bookrunner on ERI’s facilities agreements in July 2015. In addition, a commercial banking affiliate of JPM Securities is an agent bank and a lender under outstanding credit facilities of ERI, for which it receives customary compensation or other financial benefits. JPM Securities anticipates that JPM Securities and its affiliates will arrange and/or provide financing to ERI in connection with the transactions contemplated by the Merger Agreement. The compensation payable by ERI to JPM Securities’ affiliates in connection with the approximately $2.1 billion of financing is expected to be approximately $20 million. During the two-year period preceding delivery of its opinion, the aggregate fees received by JPM Securities from ERI were $7,683,000. In the ordinary course of their businesses, JPM Securities and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of ERI or Isle for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Isle Board’s Reasons for the Mergers and Recommendation of the Isle Board

Reasons for the Merger

In evaluating the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, the Isle Board consulted with Isle’s senior management, outside legal counsel and independent financial advisors. In recommending that Isle stockholders vote their shares of common stock in favor of the Mergers, the Isle Board also considered a number of reasons, including the following (not necessarily in order of relative importance):

•	Isle’s business and operations, and its current and historical financial condition and results of operations.

•	Isle’s business plan and related financial projections, the ability to execute the business plan, and the risks and uncertainties in executing on the business plan such as those in the “Risk Factors” set forth in Isle’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016 and in subsequent reports filed with the SEC.

•	The fact that regional gaming is a mature industry, with successful regional gaming companies benefitting from scale, quality of assets and geographic diversity, all of which will result from the combination of ERI and Isle to the benefit of Isle’s stockholders as stockholders in the combined company.

•	The meaningful potential cost synergies anticipated by consolidating public company, administrative and other costs, which synergies Isle’s stockholders would benefit from as stockholders in the combined company.

•	The ability of Isle stockholders to elect to receive Cash Consideration, Stock Consideration or a combination thereof, subject to proration and reallocation as provided in the Merger Agreement. The ability to choose cash as consideration will offer Isle stockholders certainty as to the value of that consideration, while the ability to choose shares of ERI common stock as consideration will offer potential tax deferred treatment to the receipt of such shares, as well as the ability to participate in the future growth of the combined company.

•	The historic trading ranges of Isle’s common stock and the potential trading range of its common stock absent announcement of the Merger Agreement, particularly when considered in light of Isle’s trading value and those of comparable companies.

•	The fact that the Isle Board was well-informed about Isle’s strategic alternatives on account of (i) the previous processes undertaken by Isle, (ii) the thorough review of Isle’s strategic plan and strategic alternatives conducted by Isle’s management and strategic committee that was ongoing at the time the initial proposal from ERI was received, and (iii) the advice and market insights received from its financial advisor Credit Suisse, and concluded that the sale of Isle to ERI provided the most likely path to creating the greatest value for Isle stockholders.

•	The relationship of the per share Merger Consideration to be received by Isle’s stockholders to the trading price of Isle common stock, including that the per share Merger Consideration at the time of announcement of the transaction constituted a premium of:

•	Approximately 36.7% to Isle’s closing stock price at the end of the regular hours trading session on September 16, 2016, the last trading day prior to the public announcement of the execution of the Merger Agreement;

•	Approximately 40.5% over the average share price of the Isle common stock for the six months ended September 16, 2016; and

•	Approximately 45.1% over the average share price of the Isle common stock for the twelve months ended September 16, 2016.

•

The financial analyses reviewed and discussed with the Isle Board by representatives of Credit Suisse as well as the oral opinion of Credit Suisse rendered to the Isle Board on September 18, 2016 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Isle Board dated the same date) as to, as of September 18, 2016, the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement, as more fully described below under the heading “Opinion of Isle’s Financial Advisor” beginning on page 108.

•	The likelihood that the Mergers will be completed based on the fact that ERI has a strong business reputation and solid financial resources, as well as the likelihood that the necessary regulatory approvals will be obtained.

•	The right of the Isle Board, under certain circumstances, to withdraw, qualify or modify its recommendation that Isle stockholders adopt the Merger Agreement and approve the First Step Merger.

•	Isle’s ability to terminate the Merger Agreement in order to enter into an alternative acquisition agreement that the Isle Board determines to be a superior proposal, subject to certain conditions (including ERI’s right to have an opportunity to revise the terms of the Merger Agreement), provided that Isle concurrently pay a $30.0 million termination fee to ERI under circumstances as described in the section entitled “The Merger Agreement—Effect of Termination; Termination Fee and Financing Failure Fee” beginning on page 155.

•	The fact that the Merger Agreement was the product of arm’s-length negotiations and contained terms and conditions that were, in the view of the Isle Board, favorable to Isle and its stockholders.

•	The course of negotiations between Isle and ERI, which resulted in an increase in ERI’s initial proposal of $21.00 per share in cash and stock to $23.00 per share in cash and stock.

•	The fact that the Isle Board is composed of a majority of independent directors who are not affiliated with ERI and are not employees of Isle or any of Isle’s subsidiaries, and which retained and received advice from Isle’s outside financial and legal advisors in evaluating, negotiating and recommending the terms of the Merger Agreement.

•	The fact that GFIL, representing Isle’s founding family and most significant stockholder holding approximately 35.2% of the outstanding shares of Isle common stock, was prepared to support the Mergers by entering into a voting agreement.

•	The requirement that the First Step Merger will only be effective if approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of Isle common stock, so that stockholders will have the right to approve or disapprove of the Mergers.

•	Isle’s ability to specifically enforce ERI’s obligations under the Merger Agreement, including ERI’s obligations to consummate the Mergers, and Isle’s ability to seek damages upon any breach by ERI of the Merger Agreement, in each case subject to certain exceptions.

•	The availability of appraisal rights to Isle stockholders who comply with specified procedures under Delaware law.

The Isle Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the Mergers and the other transactions contemplated by the Merger Agreement, including the following (not necessarily in order of relative importance):

•	The fact that Isle stockholders would forgo the possibility to realize the potential long-term value of the successful execution of Isle’s current strategy as an independent company.

•	The fact that receipt of the cash portion of the Merger Consideration would be taxable to Isle stockholders that are treated as U.S. holders for U.S. federal income tax purposes.

•	The possibility that the $30 million termination fee payable by Isle to ERI upon the termination of the Merger Agreement under certain circumstances could discourage some potential acquirers from making an acquisition proposal, although the Isle Board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in acquiring Isle.

•	The significant costs involved in connection with entering into and completing the Mergers and the substantial time and effort of management required to consummate the Mergers, which could disrupt Isle’s business operations.

•	The potential negative effect of the pendency of the Mergers on Isle’s business, including uncertainty about the effect of the Mergers on Isle’s employees, customers and other parties, which may impair Isle’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers, dealers, distributors and others to seek to change existing business relationships with Isle.

•	The fact that the failure to complete the Mergers may cause substantial harm to Isle’s business and its relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management and other personnel), vendors and customers.

•	The restrictions in the Merger Agreement on Isle’s conduct of business prior to completion of the Mergers, which could delay or prevent Isle from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the Isle Board and Isle’s management might believe were appropriate or desirable.

•	The fact that, while Isle expects the Mergers to be consummated if the Mergers are approved by Isle stockholders, there can be no assurance that all conditions to the parties’ obligations to consummate the Mergers will be satisfied.

•	The fact that the market price of Isle common stock could be affected by many factors, including: (i) if the Merger Agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Isle; (ii) the possibility that, as a result of the termination of the Merger Agreement, possible acquirers may consider Isle to be a less attractive acquisition candidate; and (iii) the possible sale of Isle common stock by short-term investors following an announcement that the Merger Agreement was terminated.

•	The fact that Isle’s directors and executive officers may have interests in the Mergers that may be deemed to be different from, or in addition to, those of Isle stockholders. The Isle Board was made aware of and considered these interests, to the extent such interests existed at the time; for more information about such interests, see “—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124.

•	The fact that ERI does not have sufficient cash on hand to pay the Merger Consideration, although it has obtained debt commitment letters from its lenders.

•	The fact that the completion of the Mergers requires certain regulatory approvals and the amount of time that might be required to obtain such approvals.

The Isle Board believed that, overall, the potential benefits of the Mergers to Isle stockholders outweighed the risks and uncertainties of the Mergers.

The foregoing discussion of factors considered by the Isle Board is not intended to be exhaustive, but includes the material factors considered by the Isle Board. In light of the variety of factors considered in connection with its evaluation of the Mergers, the Isle Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Isle Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Isle Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Isle Board based its recommendation on the totality of the information presented.

Opinion of Isle’s Financial Advisor

On September 18, 2016, Credit Suisse rendered its oral opinion to the Isle Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion to the Isle Board dated the same date) as to, as of September 18, 2016, the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement.

Credit Suisse’s opinion was directed to the Isle Board and only addressed the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the transaction. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any holder of Isle common stock as to how such holder should vote or act on any matter relating to the proposed First Step Merger or the proposed transaction including, without limitation, whether such holder should, upon the terms and subject to the conditions set forth in the Merger Agreement, elect to receive the Cash Consideration or the Stock Consideration for their shares of Isle common stock in the First Step Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated September 18, 2016, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to Isle and ERI;

•	reviewed certain other information relating to Isle and ERI, including financial forecasts relating to Isle for the fiscal years ending the last Sunday in April, 2017 through the last Sunday in April, 2021 prepared by and provided to Credit Suisse by the management of Isle (the “Isle Projections”) and financial forecasts relating to ERI for the fiscal years ending December 31, 2016 through December 31, 2021 prepared by and provided to Credit Suisse by the management of ERI (the “ERI Projections”);

•	reviewed certain estimates provided to Credit Suisse by the managements of Isle and ERI with respect to the cost savings and synergies anticipated by such managements to result from the transaction (the “Synergies”);

•	spoke with the managements of Isle and ERI and certain of their representatives regarding the business and prospects of Isle and ERI, respectively;

•	considered certain financial and stock market data of Isle and ERI and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Isle and ERI, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information provided to it or available from public sources, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Isle Projections, management of Isle advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Isle as to the future financial performance of Isle. With respect to the ERI Projections, management of ERI advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of ERI as to the future financial performance of ERI. With respect to the Synergies, Credit Suisse was advised by the managements of Isle and ERI, and Credit Suisse assumed, that such forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of Isle and ERI as to such cost savings and synergies and Credit Suisse assumed that such Synergies would be realized in the amounts and at the times provided by the managements of Isle and ERI. Credit Suisse expressed no view or opinion with respect to the Isle Projections, the ERI Projections, the Synergies or the assumptions upon which they were based and, at the direction of the management of Isle, Credit Suisse assumed that the Isle Projections, the ERI Projections and the Synergies were a reasonable basis on which to evaluate Isle, ERI and the First Step Merger and the transaction and used and relied upon such information for purposes of its analyses and opinion.

For purposes of its analyses and opinion Credit Suisse at Isle’s direction assumed that, for U.S. federal income tax purposes, the transaction would qualify as a “reorganization” within the meaning of Section 368 of the Code. Credit Suisse also assumed, with Isle’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Isle, ERI or the contemplated benefits of the transaction, that the transaction would be consummated in accordance with all applicable federal, state and local laws, and that the transaction would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof material to Credit Suisse’s analyses or opinion. For purposes of its analyses and opinion, Credit Suisse, with Isle’s consent, gave effect to the consummation of Isle’s previously disclosed sale (the “Lake Charles Sale”) of its wholly owned subsidiary, St. Charles Gaming Company, L.L.C. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Isle or ERI, nor was Credit Suisse furnished with any such evaluations or appraisals. With Isle’s consent, Credit Suisse also assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Isle common stock of the aggregate Merger Consideration to be collectively received by such holders in the First Step Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Second Step Merger, any agreements between ERI and stockholders of Isle relating to the transaction or otherwise, the form and structure of the First Step Merger, the transaction or the Merger Consideration, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors or employees of any party to the transaction, or class of such persons, relative to the Merger Consideration or otherwise. In addition, Credit Suisse expressed no view or opinion as to the procedures and limitations on the ability of holders of Isle common stock to elect to receive the Stock Consideration or the Cash Consideration set forth in the Merger Agreement. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that required legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Isle had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Credit Suisse’s opinion did not address the relative merits of the First Step Merger or the transaction as compared to alternative transactions or strategies that might have been available to Isle, nor did it address the underlying business decision of the Isle Board or Isle to proceed with or effect the First Step Merger or the transaction. Credit Suisse did not express any opinion as to what the value of shares of ERI common stock actually would be when issued pursuant to the First Step Merger or the prices or ranges of prices at which Isle common stock or ERI common stock could be purchased or sold at any time. Credit Suisse assumed that the shares of ERI common stock to be issued to holders of Isle common stock who receive shares of ERI common stock in the First Step Merger would be approved for listing on NASDAQ prior to the consummation of the First Step Merger.

Credit Suisse’s opinion was for the information of the Isle Board in connection with its consideration of the First Step Merger and did not constitute a recommendation to the Isle Board with respect to the First Step Merger or advice or a recommendation to any holder of Isle common stock as to how such holder should vote or act on any matter relating to the proposed First Step Merger.

In preparing its opinion to the Isle Board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Isle, ERI or the proposed Mergers. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Isle’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Isle Board in connection with its consideration of the proposed First Step Merger and were among many factors considered by the Isle Board in evaluating the proposed First Step Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Isle Board with respect to the proposed First Step Merger.

Financial Analyses

The following is a summary of the material financial analyses reviewed by Credit Suisse with the Isle Board in connection with the rendering of its opinion to the Isle Board on September 18, 2016. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options issued by the company to purchase its equity securities and other outstanding securities issued by the company that are convertible or exchangeable into the company’s equity securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock, non-controlling interests and capital lease obligations less the amount of cash and equivalents on its balance sheet).

•	Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items and excludes stock-based compensation.

Unless the context indicates otherwise, (1) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions as of the date of announcement, (2) estimates of future financial performance of Isle were based on the Isle Projections and gave effect to the Lake Charles Sale and (3) estimates of future financial performance of ERI were based on the ERI Projections. Estimates of financial performance for the selected companies listed below were based on publicly available research analyst consensus estimates for those companies.

Based on the Merger Consideration per share of Isle common stock of $23.00 in cash or 1.638 shares of ERI common stock, the limitations set forth in the Merger Agreement with respect to the ability of holders of Isle common stock to elect to receive the Stock Consideration and the Cash Consideration (pursuant to which 58% of the outstanding shares of Isle common stock will be converted into the right to receive the Cash Consideration and 42% of the outstanding shares of Isle common stock will be converted into the right to receive the Stock Consideration), and the closing price per share of ERI common stock of $14.25 on September 16, 2016, the last trading day prior to the day the execution of the Merger Agreement was publicly announced, Credit Suisse calculated an implied value of the Merger Consideration of $23.14 per share of Isle common stock.

Financial Analyses with Respect to Isle

Selected Companies Analysis

Credit Suisse considered certain financial data for Isle and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Isle in one or more respects.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the calendar year ended December 31, 2016, or “CY 2016E Adjusted EBITDA”; and

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the calendar year ended December 31, 2017, or “CY 2017E Adjusted EBITDA.”

The selected companies and corresponding financial data were:

Enterprise Value / Adjusted EBITDA
	CY 2016E	CY 2017E
Boyd Gaming Corporation	9.2x	8.4x
Churchill Downs Incorporated	9.9x	9.0x
Red Rock Resorts, Inc.	10.0x	8.9x
Isle(1)	7.4x	7.3x
ERI(2)	8.3x	7.5x

(1)	Based on the sole publicly available research analyst estimates for Isle giving effect to the Lake Charles Sale.

(2)	Based on publicly available research analyst consensus estimates.

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 7.5x to 8.5x to Isle’s estimated CY 2016E Adjusted EBITDA after giving effect to the Lake Charles Sale and 7.0x to 8.0x to Isle’s estimated CY 2017E Adjusted EBITDA after giving effect to the Lake Charles Sale. The selected companies analysis for Isle indicated an implied reference range of $17.11 to $21.83 per share of Isle common stock, as compared to the implied value of the Merger Consideration of $23.14 per share of Isle common stock.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of Isle based on the Isle Projections treating stock-based compensation as an expense. Credit Suisse applied a range of terminal value multiples of 6.5x to 8.5x to Isle’s estimated Adjusted 2021E EBITDA for the fiscal year ended the last Sunday in April 2021 treating stock-based compensation as an expense. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 6.00% to 7.00%. The discounted cash flow analysis for Isle indicated an implied reference range of $16.68 to $26.50 per share of Isle common stock, as compared to the implied value of the Merger Consideration of $23.14 per share of Isle common stock.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions that Credit Suisse deemed relevant. The selected transactions were selected because the target companies or assets were deemed to be similar to Isle in one or more respects. The financial data reviewed included the implied transaction value (the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of EBITDA for the last twelve months (“LTM EBITDA”).

The selected transactions and corresponding financial data were:

Date Announced	Acquiror	Target	Transaction Value/ LTM EBITDA
08/16	Z Capital Partners	Affinity Gaming	8.4x
06/16	MGM Resorts International	Borgata	7.9x
09/13	ERI	MTR Gaming	6.1x
12/12	Pinnacle Entertainment	Ameristar	7.6x
05/12	Boyd Gaming Corporation	Peninsula Gaming	7.0x

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 7.5x to 8.5x to Isle’s LTM EBITDA as of July 24, 2016. The selected transactions analysis indicated an implied reference range of $17.27 to $21.85 per share of Isle common stock, as compared to the implied value of the Merger Consideration of $23.14 per share of Isle common stock.

Financial Analyses with Respect to ERI

Selected Companies Analysis

Credit Suisse considered certain financial data for ERI and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to ERI in one or more respects. The financial data reviewed and selected companies considered were the same financial data reviewed and selected companies considered set forth above under “—Financial Analyses with Respect to Isle—Selected Companies Analysis.”

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 8.0x to 9.0x to ERI’s estimated CY 2016E Adjusted EBITDA and 7.5x to 8.5x to ERI’s estimated CY 2017E Adjusted EBITDA. The selected companies analysis for ERI indicated an implied reference range of $14.04 to $18.22 per share of ERI common stock, as compared to the closing price per share of ERI common stock of $14.25 on September 16, 2016, the last trading day prior to the day the execution of the Merger Agreement was publicly announced, used to calculate the implied value of the Merger Consideration.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of ERI based on the ERI Projections and treating stock-based compensation as an expense. Credit Suisse applied a range of terminal value multiples of 6.5x to 8.5x to ERI’s estimated Adjusted 2021E EBITDA for the fiscal year ended December 31, 2021 treating stock-based compensation as an expense. The estimated net present value of the projected future cash flow and terminal values were then calculated using discount rates ranging from 6.0% to 7.0%. The discounted cash flow analysis for ERI indicated an implied reference range per share of ERI common stock of $15.11 to $23.04 per share of ERI common stock, as compared to the closing price per share of ERI common stock of $14.25 on September 16, 2016, the last trading day prior to the day the execution of the Merger Agreement was publicly announced, used to calculate the implied value of the Merger Consideration.

Other Matters

Isle retained Credit Suisse as its financial advisor in connection with the proposed Mergers. Isle selected Credit Suisse based on Credit Suisse’s experience and reputation and Credit Suisse’s knowledge of Isle and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse will become entitled to receive a transaction fee based on the value of the transaction currently estimated to be approximately $15,500,000 for its services contingent upon the consummation of the First Step Merger. Credit Suisse became entitled to a fee of $2,000,000 upon the rendering of its opinion, which is creditable to the extent paid against the transaction fee. In addition, Isle has agreed to reimburse Credit Suisse for certain of its expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to Isle, ERI and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including, during the past two years (i) with respect to Isle, acting as financial advisor to Isle in connection with the pending Lake Charles Sale and certain other potential transactions and having acted as an initial purchaser in connection with the sale of notes by Isle in April 2015, and (ii) with respect to ERI, having acted as an initial purchaser in connection with the sale of notes by ERI in July 2015 and having acted as joint lead arranger, joint bookrunner and co-syndication agent in connection with ERI’s credit facility in July 2015. In addition, Credit Suisse and/or its affiliates are participants in and lenders to Isle under Isle’s credit facility and are participants in and lenders to ERI under ERI’s credit facility. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Isle, ERI and any other company that may be involved in the transaction, as well as provide investment banking and other financial services to such companies and their affiliates.

Certain Isle and ERI Financial Projections

Neither ERI nor Isle generally makes public internal projections as to future performance, revenue, earnings or other results, and each is especially cautious of making projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in the course of evaluating the Mergers and negotiating the Merger Agreement, the management of ERI and the management of Isle each prepared certain non-public information, including certain prospective financial information, and each of the ERI Board and Isle Board reviewed and considered this non-public information as part of the process. Certain of this prospective financial information also was provided to Isle’s and ERI’s respective financial advisors.

ERI and Isle are providing a summary of this prospective financial information in this joint proxy statement/prospectus solely to provide their respective stockholders with access to prospective financial information concerning each company that was prepared in connection with the Mergers. The prospective financial information presented in this joint proxy statement/prospectus is not included in order to influence any stockholder to make any investment decision with respect to the securities of ERI, the securities of Isle or the Mergers. The inclusion of this information should not be regarded as an indication that ERI, Isle, their respective boards of directors, financial, legal or accounting advisors or any other recipient of this information considered, or now considers, the financial projections to be necessarily predictive of actual future results. No one has made or makes any representation to any stockholder regarding the information included in the projections set forth below. Readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections included herein.

The financial projections summarized below were not prepared with a view toward public disclosure or compliance with GAAP, the published guidelines of the SEC regarding financial projections and the use of non-GAAP measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. Neither Ernst & Young, LLP, ERI and Isle’s independent registered public accounting firm, nor any other independent registered public accounting firm, has examined, compiled or performed any procedures with respect to the financial projections. Accordingly, neither Ernst & Young, LLP, nor any other public accounting firm, expresses an opinion or any other form of assurance with respect to the financial projections. The independent auditor’s reports included or incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. These reports do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the financial projections were prepared by the management of each of ERI and Isle based on numerous estimates and assumptions with respect to, among other matters: competition, market share, earnings growth, interest rates, corporate financing activities, the amount of general and administrative costs, the amount and timing of the issuance of debt, industry performance, regulatory uncertainties and contingencies, general business, economic, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond ERI’s and Isle’s control. The financial projections cover multiple years and this information by its nature becomes less predictive with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the financial projections and projected results will be realized or that actual results will not be significantly different than projected. The financial projections were prepared by the management of each of ERI and Isle based on information available at the time of preparation and do not take into account any conditions, circumstances or events occurring since that time, including the transactions contemplated by the Merger Agreement. There can be no assurance that had these projections been prepared either as of the date of the Merger Agreement or the date of this joint proxy statement/prospectus, similar estimates or assumptions would be used. Neither ERI nor Isle has updated or revised and, except as required by law, neither intends to update or revise their respective financial projections to reflect any intervening conditions, circumstances or events or to reflect the occurrence of future events (including any failure of the Mergers to occur), even if any or all of the assumptions underlying the financial projections are no longer appropriate. The projections do not take into account the impact of the Mergers not closing and should not be considered in that context.

The summaries of the financial projections included in this joint proxy statement/prospectus are subjective in many respects and are forward-looking statements subject to numerous risks and uncertainties that could cause the financial projections not to be achieved. The factors include those described in “Cautionary Statement

Regarding Forward-Looking Statements” beginning on page 36 and “Risk Factors” beginning on page 38. Additional factors are included under “Risk Factors” set forth in Part I, Item 1A of each of ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Isle’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016, and in Part II, Item 1A of each of ERI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and Isle’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2016, which are incorporated by reference into this joint proxy statement/prospectus. The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in each of ERI’s and Isle’s public filings with the SEC.

The prospective financial information included below contains certain non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or as a substitute for, financial measures calculated in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. ERI and Isle provided this information to each other, and each other’s respective board of directors and financial advisors, because ERI and Isle believed it could be useful in evaluating, on a prospective basis, each company’s potential operating performance. ERI’s and Isle’s respective calculations of adjusted earnings before interest, income taxes, depreciation and amortization expense, or Adjusted EBITDA, may not be comparable to similarly titled amounts used by other companies.

Summary of Certain Financial Projections Prepared by Isle

In connection with the negotiations regarding the Merger Agreement, Isle management prepared in August 2016 unaudited financial projections regarding Isle’s forecasted operating results for fiscal years 2017 through 2021 (the “Isle Management Case”). The Isle Management Case was reviewed by the Isle Board and provided to Credit Suisse, Isle’s financial advisor. Isle also provided the projections to ERI in connection with the negotiation of the Merger Agreement.

The following Isle Management Case was included in the financial projections:

	For Isle’s Fiscal Years Ending
	2017	2018(1)	2019	2020	2021
	(in millions)
Revenue	$993	$893	$927	$998	$1,031
Adjusted EBITDA	212	205	212	228	236

(1)	Assumes that Isle of Capri Casino Hotel Lake Charles was sold at the end of fiscal year 2017.

Summary of Certain Financial Projections Prepared by ERI

In connection with the negotiations regarding the Merger Agreement, ERI’s management prepared the unaudited financial projections regarding ERI’s future operations for calendar years 2016 through 2021 that are summarized below (the “2021 ERI Management Case”). The 2021 ERI Management Case was reviewed by the ERI Board and provided to Isle and Isle’s financial advisor on August 1, 2016. Subsequently, ERI’s management updated the unaudited financial projections regarding ERI’s future operations for calendar years 2016 through 2020 (the “2020 ERI Management Case”). Other than the shorter time period of the 2020 ERI Management Case, there is no material difference between the 2021 ERI Management Case and the 2020 ERI Management Case. There is no difference between the 2021 ERI Management Case and the 2020 ERI Management Case with respect to revenue and Adjusted EBITDA. The 2020 ERI Management Case was provided to ERI’s financial advisor but not to Isle or Isle’s financial advisor.

ERI Management Case

		For ERI’s Fiscal Years Ending
	2016	2017	2018	2019	2020	2021
		(in millions)
Revenue	$929	$954	$974	$990	$1,005	$1,022
Adjusted EBITDA	181	190	199	205	210	216

The following table presents the unlevered free cash flow projections for ERI for the second half of its fiscal year 2016 through its fiscal year 2025 calculated by JPM Securities, which values were reviewed and approved by ERI management. The calculations were based upon the financial projections in the 2020 ERI Management Case provided by ERI management to JPM Securities. The unlevered free cash flow projections for ERI set forth below were used by JPM Securities to perform a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for ERI common stock as described in “The Mergers—Opinion of ERI’s Financial Advisor—Discounted Cash Flow Analysis” beginning on page 104. The ERI unlevered free cash flow projections were not provided to Isle or Isle’s financial advisor.

ERI Unlevered Free Cash Flow Projections

	For the Calendar Year Ending
	2nd Half 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(in millions)
ERI	$46	$94	$103	$113	$124	$122	$121	$120	$118	$118

The following table presents the unlevered free cash flow projections for Isle for the second half of calendar year 2016 through calendar year 2025, calculated by JPM Securities, which values were reviewed and approved by ERI management. The calculations were based upon the financial projections in the Isle Management Case provided by Isle management to ERI, which were modified by JPM Securities and reviewed and approved by ERI management but were not sent to Isle or Isle’s financial advisor. The unlevered free cash flow projections for Isle set forth below were used by JPM Securities to perform a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Isle common stock as described in “The Mergers—Opinion of ERI’s Financial Advisor—Discounted Cash Flow Analysis” beginning on page 104.

Isle Unlevered Free Cash Flow Projections

	For the Calendar Year Ending
	2nd Half 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(in millions)
Isle	$21	$111	$114	$118	$121	$121	$121	$120	$120	$120

Effects of the Mergers

Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub A will merge with and into Isle. Isle will be the surviving corporation in that merger, which is referred to as the First Step Merger, and will become a wholly-owned subsidiary of ERI. Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL and DLLCA, at the effective time of the Second Step Merger (which is intended to occur immediately after the closing of the First Step Merger), Isle will merge with and into Merger Sub B. Merger Sub B will be the surviving company in the Second Step Merger and will remain a wholly-owned subsidiary of ERI.

At the Effective Time, each issued and outstanding share of common stock of Isle (other than Dissenting Shares and shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) will be converted into the applicable Merger Consideration pursuant to the terms of the Merger Agreement, and each issued and outstanding share of common stock of Merger Sub A will be converted into one share of common stock of Isle (as the surviving corporation of the First Step Merger). At the effective time of the Second Step Merger, each issued and outstanding share of common stock of Isle (as the surviving corporation of the First Step Merger) will be cancelled and extinguished for no consideration, after which ERI will own all of the issued and outstanding equity interests of the surviving entity of the Second Step Merger. Neither Isle stockholders nor the ERI stockholders will have an opportunity to vote on the Second Step Merger. The only condition to completion of the Second Step Merger is the closing of the First Step Merger.

Merger Consideration

At the Effective Time, each issued and outstanding share of Isle common stock (other than Dissenting Shares and shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) will be converted into the right to receive, at the holder’s election, but subject to the proration and reallocation mechanisms described below, either:

•	the Cash Consideration; or

•	the Stock Consideration.

Because the exchange ratio for the Stock Consideration is fixed, the value of the Stock Consideration will fluctuate with the market price of ERI’s common stock. Accordingly, at the time of the Mergers, the per share value of the Stock Consideration may be greater or less than the per share value of the Cash Consideration. The exchange ratio for the Stock Consideration was based on ERI’s 30-day volume weighted average price of $14.04 as of September 18, 2016.

Further, because Isle stockholders making elections will likely take into account the relative values of the Stock Consideration and the Cash Consideration in determining what form of election to make, they will likely elect the form of Merger Consideration resulting in the higher value. As a result, because of the proration and reallocation mechanics described in this joint proxy statement/prospectus, Isle stockholders failing to make an election are more likely to receive the form of Merger Consideration having the lower value (based on the relative values of the Stock Consideration and the Cash Consideration as of the Election Deadline).

Isle does not have any right to terminate the transaction even if the value of the Stock Consideration is less than the Cash Consideration of $23.00 per share of Isle common stock. This means that Isle stockholders who elect to receive the Stock Consideration, or who will receive the Stock Consideration as a result of the proration and reallocation procedures in the Merger Agreement, could receive more or less value for their shares of Isle common stock when measured as of the Effective Time than they would have received if they had elected to receive (or received pursuant to proration and reallocation) the Cash Consideration. If such an event were to occur, Isle would not resolicit approval of the adoption of the Merger Agreement and approval of the First Step Merger, nor reopen the period during which stockholders can elect a form of Merger Consideration.

Neither ERI nor Isle is making any recommendation as to whether Isle stockholders should elect to receive the Cash Consideration or the Stock Consideration in the First Step Merger. Isle stockholders must make their own decision with respect to this election. Isle stockholders should obtain current and historical market quotations for ERI common stock before deciding what elections to make.

After completion of the First Step Merger, each ERI stockholder will hold the same number of shares of ERI common stock that such stockholder held immediately prior to completion of the First Step Merger. However, upon consummation of the Share Issuance, each share of ERI common stock outstanding immediately prior to the completion of the First Step Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the completion of the First Step Merger. On the other hand, each share of ERI common stock will then represent an interest in a company with more assets.

The Merger Agreement provides that the Merger Consideration will be adjusted as necessary to account for any stock splits or reclassifications of either party’s common stock.

Electing the Form of Merger Consideration

A letter of transmittal and election form will be mailed thirty-five days prior to the expected closing date of the Mergers to each holder of record of Isle common stock as of the close of business on the fifth business day prior to the mailing date for such materials. Isle stockholders who vote against, or abstain or fail to vote with respect to, the adoption of the Merger Agreement and approval of the First Step Merger are still entitled to make elections with respect to their shares of Isle common stock.

The form of election will permit each such holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (a) the number of shares of Isle common stock with respect to which the holder elects to receive the Cash Consideration, (b) the number of shares of Isle common stock with respect to which the holder elects to receive the Stock Consideration, and (c) the number of shares of Isle common stock with respect to which the holder makes no election to receive the Cash Consideration or the Stock Consideration. An Isle stockholder who submits a form of election is not required to elect the same form of Merger Consideration for all of his, her or its shares. Any shares of Isle common stock with respect to which the Exchange Agent (as defined below) has not received an effective, properly completed election form on or before the Election Deadline will be deemed to be No Election Shares.

The Merger Agreement provides that 58% of the aggregate consideration payable by ERI in respect of shares of Isle common stock will be paid in cash and the remaining 42% of the aggregate consideration payable by ERI in respect of shares of Isle common stock will be paid in shares of ERI common stock. As such, if Isle stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to proration and reallocation procedures contained in the Merger Agreement. Please refer to “—Proration and Reallocation Procedures” beginning on page 120.

If the First Step Merger is completed, Isle stockholders who fail to submit properly completed elections at or prior to the Election Deadline will still be entitled to receive the Merger Consideration for each of their shares of Isle common stock. Please refer to “—Conversion of Shares; Exchange Procedures; Fractional Shares” beginning on page 131. However, any shares as to which a stockholder has not properly made an election at or prior to the Election Deadline will be treated as described below in “—Non-Electing Holders” beginning on page 120.

Exchange Agent

Continental Stock Transfer & Trust Company is the exchange agent (the “Exchange Agent”) for purposes of receiving election forms, determining in accordance with the Merger Agreement the Merger Consideration to be received by each holder of shares of Isle common stock and exchanging the applicable Merger Consideration for certificates or book-entry shares formerly representing shares of Isle stock if the First Step Merger is completed.

Election Deadline

The election forms will be mailed thirty-five days prior to the anticipated closing date of the Mergers to each holder of record of Isle common stock as of the close of business on the fifth business day prior to the mailing date for such materials. The Election Deadline will be 5:00 p.m., Eastern Time, on the thirtieth day following the mailing date of the election forms (or any other time and date that Isle and ERI may agree to and set).

Form of Election

For an Isle stockholder to make an election, the form of election must be properly completed and signed and Isle stockholders must:

•	submit to the Exchange Agent, to one of the proper addresses outlined on the form of election, a properly completed and signed form of election together with the certificates, if any, representing their shares of Isle common stock and any other required documentation specified in the form of election certificates; or

•	for Isle stockholders whose shares are held in book-entry or “street name” form, refer to the form of election on how to elect or how to instruct the broker, dealer, bank or other financial institution that holds the shares to make an election on such Isle stockholder’s behalf.

In order to make a valid election to receive the Cash Consideration and/or the Stock Consideration, the properly completed and signed form of election, together with all other documentation required by the form of election, must be actually received by the Exchange Agent at or prior to the Election Deadline in accordance with the instructions accompanying the form of election. Isle stockholders bear the risk of delivery of all the materials that are submitted to the Exchange Agent in order to properly make an election.

Isle stockholders of record who desire to make an election, but are unable to furnish the Exchange Agent with their share certificates prior to the Election Deadline, should use the guaranteed delivery procedures that will be described in the form of election.

Subject to the terms of the Merger Agreement, the Exchange Agent will have reasonable discretion to determine whether any election has been properly or timely made. The good-faith determination of the Exchange Agent will be conclusive and binding as to whether or not Cash Elections and Stock Elections have been properly made. If it is determined that any purported Cash Election or Stock Election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless an election is subsequently properly made prior to the Election Deadline.

Election Revocation and Changes

Generally, an election may be revoked with respect to all or any portion of the shares of Isle common stock covered by the election by the holder who submitted the applicable form of election, but only in whole share amounts by written notice of revocation received by the Exchange Agent at or prior to the Election Deadline. However, any transfer of shares of Isle common stock after an election has been validly made will automatically revoke that election. If an election is revoked, or the Merger Agreement is terminated, and any stock certificates have been transmitted to the Exchange Agent, the Exchange Agent will promptly return the certificates and/or all book-entry shares to the Isle stockholders who submitted them (except, in the case of a revocation, to the extent (if any) a subsequent Cash Election and/or Stock Election is properly made with respect to any or all of the shares of Isle common stock represented by such certificates or book-entry shares). Isle stockholders will not be entitled to revoke or change their elections following the Election Deadline.

Non-Electing Holders

Isle stockholders who make no election as to the form of Merger Consideration to be received, whose elections are not received by the Exchange Agent by the Election Deadline, or whose forms of election are not properly completed (subject to the Exchange Agent’s discretion to disregard immaterial defects) or are not signed will be deemed not to have made an election. These stockholders may receive the Cash Consideration for all of their shares of Isle common stock, the Stock Consideration for all of their shares, or a combination of the Cash Consideration and the Stock Consideration, depending on elections that have been made by other Isle stockholders. Non-electing holders will have no control over the type of Merger Consideration they receive in exchange for their shares of Isle common stock. Please refer to “—Proration and Reallocation Procedures” immediately below.

Proration and Reallocation Procedures

Isle stockholders should be aware that the Cash Elections and/or Stock Elections they make may be subject to the proration and reallocation procedures contained in the Merger Agreement.

The Merger Agreement provides that 58% of the aggregate consideration that will be paid by ERI will be paid in cash. The remaining 42% of the aggregate consideration will be paid in shares of ERI common stock. The exchange ratio was determined based on ERI’s 30-trading day volume weighted average price of $14.04 as of September 18, 2016. As a result, the percentage of the total consideration paid by ERI that is represented by ERI common stock determined as of the Effective Time will be higher or lower than 42% depending on whether the price of ERI common stock on that date is higher or lower than $14.04 per share and the percentage represented by cash will decrease or increase accordingly. As such, the aggregate amount of cash ERI will pay to Isle stockholders is approximately $551.0 million, regardless of the number of shares of Isle common stock for which Isle stockholders have elected to receive the Cash Consideration.

For illustrative purposes only, set forth below is a description of the proration and reallocation procedures, and their effects on Isle’s stockholders, including those who fail to properly make a Cash Election or a Stock Election, under certain alternative scenarios. As a result of these procedures, even if you properly make a Cash Election for all of your shares of Isle common stock, if the number of shares electing the Cash Consideration would result in more than 58% of the aggregate consideration that will be payable by ERI being paid in cash, then some of your shares will be converted into the right to receive the Stock Consideration instead. Similarly, even if you properly elect the Stock Consideration for all of your shares of Isle common stock, if the number of shares electing the Cash Consideration would result in less than 58% of the aggregate consideration that will be payable by ERI being paid in cash, then some of your shares will be converted into the right to receive the Cash Consideration instead. If you make no valid election with respect to your shares of Isle common stock, you may receive in exchange for your shares only the Cash Consideration, only the Stock Consideration, or a combination of the Cash Consideration and the Stock Consideration, depending entirely on the elections of other Isle stockholders.

Scenario 1: Cash Consideration Is Oversubscribed by Isle Stockholders

Shares of Isle Common Stock that Elected the Stock Consideration

Each Isle stockholder who properly elected to receive the Stock Consideration will receive the Stock Consideration for all of the shares of Isle common stock for which he, she or it properly made an election to receive the Stock Consideration (including cash in lieu of any fractional share).

Shares of Isle Common Stock that Did Not Make a Proper Election

Each Isle stockholder who failed to properly make an election will receive the Stock Consideration for all of the shares of Isle common stock for which he, she or it made no election (including cash in lieu of any fractional share).

Shares of Isle Common Stock that Elected to Receive the Cash Consideration

Each Isle stockholder who properly elected to receive the Cash Consideration will, due to proration and reallocation, only receive the Cash Consideration for a pro rata portion of the shares of Isle common stock for which he, she or it properly made an election to receive the Cash Consideration. The Isle stockholder will receive the Stock Consideration (and cash in lieu of any fractional share) for the remaining shares of Isle common stock.

Each Isle stockholder who properly elected to receive the Cash Consideration will receive Stock Consideration for a number of shares determined by multiplying (a) the number of shares of Isle common stock for which the stockholder properly elected to receive the Cash Consideration by (b) one (1) minus a fraction with (i) a numerator equal to the excess of (x) 58% of the issued and outstanding shares of Company common stock (other than shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) immediately prior to the Effective Time minus (y) the number of Dissenting Shares and (ii) a denominator equal to the aggregate number of shares of Isle common stock for which valid elections to receive the Cash Consideration were made. The rest of such Isle stockholder’s shares for which the stockholder properly elected to receive the Cash Consideration will be converted into the right to receive Cash Consideration.

EXAMPLE 1.    Assume that:

•	there are 42,066,148 shares of Isle common stock issued and outstanding immediately prior to the Effective Time. There are 400,000 Dissenting Shares.

•	Isle stockholders properly make Cash Elections with respect to 30,000,000 shares of Isle common stock outstanding immediately prior to the Effective Time, meaning that the Cash Consideration is oversubscribed.

•	If you own 1,000 shares of Isle common stock and have properly made a Cash Election for all of those shares, due to proration and reallocation, your shares of Isle common stock would be converted in the First Step Merger into the right to receive the following:

•	200 shares of Isle common stock will be converted into the right to receive the Stock Consideration (calculated, rounding up to the nearest whole number, as:

1,000 × [1 – (58% × 42,066,148 – 400,000)/30,000,000]).

•	The remaining 800 shares of Isle common stock held by that Isle stockholder will be converted into the right to receive the Cash Consideration.

Scenario 2: Stock Consideration Is Oversubscribed by Isle Stockholders

Shares of Isle Common Stock that Elected to Receive the Cash Consideration

Each Isle stockholder who properly elected to receive the Cash Consideration will receive the Cash Consideration for all of the shares of Isle common stock for which he, she or it properly made an election to receive the Cash Consideration.

Shares of Isle Common Stock that Did Not Make a Proper Election

Each Isle stockholder who failed to properly make an election will receive the Cash Consideration for all of the shares of Isle common stock for which he, she or it made no election.

Shares of Isle Common Stock that Elected the Stock Consideration

Each Isle stockholder who properly elected to receive the Stock Consideration will, due to proration and reallocation, only receive the Stock Consideration for a pro rata portion of the shares of Isle common stock for which he, she or it properly made an election to receive the Stock Consideration. The Isle stockholder will receive the Cash Consideration for the remaining shares of Isle common stock.

Each Isle stockholder who properly elected to receive the Stock Consideration will receive Cash Consideration for the number of shares determined by multiplying (a) the number of shares of Isle common stock for which the stockholder properly elected to receive the Stock Consideration by (b) one (1) minus a fraction with (i) a numerator equal to 42% of the issued and outstanding shares of Company common stock (other than shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) immediately prior to the Effective Time and (ii) a denominator equal to the aggregate number of shares of Isle common stock for which valid elections to receive the Stock Consideration were made. The rest of such Isle stockholder’s shares for which the stockholder properly elected to receive the Stock Consideration will be converted into the right to receive Stock Consideration.

EXAMPLE 2.    Assume that:

•	As in Example 1 above, there are 42,066,148 shares of Isle common stock issued and outstanding immediately prior to the Effective Time. Additionally, assume that Isle stockholders properly make Stock Elections with respect to 20,000,000 shares of Isle common stock.

If you own 1,000 shares of Isle common stock and have properly made a Stock Election for all of those shares, due to proration and reallocation, your shares of Isle common stock would be converted in the First Step Merger into the right to receive the following:

•	117 shares of Isle common stock will be converted into the right to receive the Cash Consideration (calculated, rounding down to the nearest whole number, as:

1,000 × [1 – (42% × 42,066,148)/20,000,000]).

•	The remaining 883 shares of Isle common stock held by that Isle stockholder will be converted into the right to receive the Stock Consideration.

Scenario 3: Neither Cash nor Stock Oversubscribed

Shares of Isle Common Stock that Elected to Receive the Cash Consideration

Each Isle stockholder who properly elected to receive the Cash Consideration will receive the Cash Consideration for all of the shares of Isle common stock for which he, she or it properly made an election to receive the Cash Consideration.

Shares of Isle Common Stock that Elected the Stock Consideration

Each Isle stockholder who properly elected to receive the Stock Consideration will receive the Stock Consideration for all of the shares of Isle common stock for which he, she or it properly made an election to receive the Stock Consideration.

Shares of Isle Common Stock that Did Not Make a Proper Election

The shares with respect to which a holder of Isle common stock makes no election to receive the Stock Consideration or the Cash Consideration (other than Dissenting Shares) is referred to in this joint proxy statement/prospectus as the “No Election Shares.” The amount by which 58% of the total amount of issued and outstanding shares of Isle common stock (other than shares held in treasury by Isle or owned by Isle or its wholly-owned subsidiaries) immediately prior to the Effective Time exceeds the total number of shares of Isle common stock with respect to which a holder elects to receive Cash Consideration is referred to in this joint proxy statement/prospectus as the “Shortfall Number.”

Each Isle stockholder who failed to properly make an election will have an amount of their No Election Shares equal to the product of (a) the number of No Election Shares held by such holder and (b) a fraction with (i) a numerator equal to the Shortfall Number minus the number of Dissenting Shares and (ii) a denominator equal to the total number of No Election Shares converted into the right to receive the Cash Consideration. The rest of such holder’s shares will be converted into the right to receive Stock Consideration.

EXAMPLE 3.    Assume that:

•	As in Example 1 above, there are 42,066,148 shares of Isle common stock issued and outstanding immediately prior to the Effective Time. Additionally, assume that Isle stockholders properly make Cash Elections with respect to 20,000,000 shares of Isle common stock and properly make Stock Elections with respect to 10,000,000 shares of Isle common stock. In this scenario, there are 11,666,148 No Election Shares and a Shortfall Number of 4,398,365.84.

•	As in Example 1 above, there are 400,000 Dissenting Shares.

If you own 1,000 shares of Isle common stock and failed to make a proper election, your shares of Isle common stock would be converted in the First Step Merger into the right to receive the following:

•	343 shares of Isle common stock will be converted into the right to receive the Cash Consideration (calculated, rounding up to the nearest whole number, as:

1,000 × [(4,398,365.84 – 400,000)/ 11,666,148]).

•	The remaining 657 shares of Isle common stock held by that Isle stockholder will be converted into the right to receive the Stock Consideration.

Neither ERI nor Isle is making any recommendation as to whether Isle stockholders should elect to receive the Cash Consideration or the Stock Consideration in the First Step Merger. Isle stockholders must make their own decision with respect to such election. As a result of the proration and reallocation procedures set forth in the Merger Agreement and described in this joint proxy statement/prospectus, Isle stockholders may receive the Cash Consideration or the Stock Consideration in amounts that are different from the amounts they elect to receive. Because the value of the Cash Consideration and the Stock Consideration may differ, they may receive Merger Consideration having an aggregate value less than what they elected to receive. Accordingly, there can be no assurances that Isle stockholders will receive the amount of the Cash Consideration or the Stock Consideration they elect. Isle stockholders should, therefore, obtain such information as they deem appropriate to decide what form of Merger Consideration to elect including, for example, current and historical market quotations for ERI common stock.

The actual value to be received by Isle stockholders will be based on the relative values of the Cash Consideration and the Stock Consideration calculated as of the last trading day before the closing of the First Step Merger. Because Isle stockholders making elections may take the relative values of the Stock Consideration and the Cash Consideration into account in determining what form of election to make, they may elect the form of consideration resulting in the higher value. As a result, if you fail to make an election, you may receive the form of Merger Consideration having the lower value when measured at the time of closing of the Mergers (based on the relative values of the Cash Consideration and Stock Consideration as of the last trading day before the closing of First Step Merger).

Ownership of ERI Following the Mergers

Based on the number of shares of Isle common stock outstanding as of the close of business on the record date for the Isle Special Meeting and the number of shares of ERI common stock outstanding as of the closing of business on the record date for the ERI Special Meeting, it is anticipated that, immediately following the First Step Merger, Isle stockholders who receive Stock Consideration in the First Step Merger will own an aggregate of) approximately [●]% of the outstanding shares of ERI common stock (excluding any ERI shares they may own or acquire prior to consummation of the First Step Merger).

After completion of the First Step Merger, each ERI stockholder will have the same number of shares of ERI common stock that such stockholder held immediately prior to the completion of the First Step Merger. However, upon the Share Issuance, each share of ERI common stock outstanding immediately prior to the completion of the First Step Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the completion of the First Step Merger. On the other hand, each share of ERI common stock will then represent an interest in a company with more assets.

Interests of Isle Directors and Executive Officers in the Mergers

In considering the recommendation of the Isle Board that you vote to adopt the Merger Agreement and approve the First Step Merger, Isle stockholders should be aware that Isle’s directors and executive officers have financial interests in the Mergers that may be different from, or in addition to, those of Isle stockholders generally. The Isle Board was aware of and considered these potential interests, among other matters, in making its decision to approve the Merger Agreement.

As described in more detail below, these interests include certain payments and benefits that may be provided to Isle’s executive officers upon completion of the First Step Merger. The dates and share prices used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur and do not represent a projection about the future value of Isle common stock or ERI common stock.

Arrangements with ERI

As of the date of this joint proxy statement/prospectus, none of Isle’s executive officers has entered into any agreement with ERI or any of ERI’s affiliates regarding employment with, or, except as discussed below under “—Treatment of Isle Equity Awards” beginning on page 126, the right to purchase or participate in the equity of the surviving corporation or one or more of its affiliates. However, ERI is in discussions with Edmund L. Quatmann, Jr., a named executive officer of Isle, regarding serving as ERI’s general counsel following the completion of the Mergers and prior to or following the closing of the First Step Merger, Mr. Quatmann may enter into an agreement with ERI or its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates.

Indemnification and Insurance

Isle and ERI have agreed in the Merger Agreement that from and after the Effective Time until the sixth anniversary of the Effective Time, and subject to the limitations set forth therein, ERI will, and will cause Merger Sub B to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of Isle and Isle’s subsidiaries, as applicable, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (a) the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of Isle or any of Isle’s subsidiaries or (b) matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law and Isle’s certificate of incorporation and bylaws (collectively, the “Constituent Documents”). In the event of any such action, each Indemnified Party is entitled to advancement of expenses incurred in the defense of any action from ERI or Merger Sub B, as applicable, to the fullest extent permitted under applicable law and the applicable Constituent Documents, subject to the limitations set forth in the Merger Agreement.

ERI has also agreed in the Merger Agreement that, for a period of six years after the Effective Time of the First Step Merger, it will cause the former directors and officers of Isle to be covered by the directors’ and officers’ insurance policy maintained by Isle or it will buy a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Isle’s policy, subject to the limitations set forth in the Merger Agreement.

Isle may, at its option, purchase, prior to the Effective Time, a six-year prepaid, non-revocable and non-cancellable insurance policy on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. If such prepaid insurance policy has been obtained by Isle prior to the Effective Time, ERI will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by Merger Sub B.

ERI’s Board of Directors

After the consummation of the Mergers, ERI will take all actions necessary to expand the ERI Board from seven directors to nine directors and will appoint current Isle directors Bonnie Biumi and Gregory J. Kozicz (each an “Isle Director” and, collectively, the “Isle Directors”) to such newly created vacancies. At each of the two subsequent annual meetings of ERI’s stockholders occurring after the Effective Time, ERI will use its reasonable best efforts to cause each Isle Director to be re-elected to the ERI Board. If at any time prior to January 1, 2019 either of the Isle Directors ceases to be a member of the ERI Board other than due to a failure to be re-elected to the ERI Board by the stockholders of ERI, then the remaining Isle Director will be entitled to appoint a replacement Isle Director, whose appointment will be subject to the approval of the majority of the members of the nominating committee of the ERI Board that are not Isle Directors. Each Isle Director serving on the ERI Board will be compensated in accordance with the policies of ERI, which currently consist of an annual cash stipend of $50,000 paid to each non-employee director. In addition, each committee member, except the committee chairman, is entitled to the following annual cash stipend: Audit Committee: $10,000; Compensation Committee: $5,000; Nominating and Governance Committee: $5,000; Compliance Committee: $5,000. Each Board committee chairman is entitled to the following annual stipend: Audit Committee: $20,000; Compensation Committee: $10,000; Nominating and Governance Committee: $10,000. The Lead Independent Director is also entitled to a $25,000 cash stipend. The Compliance Committee chair is an ERI Board representative who is not entitled to compensation. In 2015, each non-employee director was also issued 17,500 fully vested restricted stock units; however, payment was mandatorily deferred until termination of service on the ERI Board.

GFIL Registration Rights

In consideration of entering into the GFIL Voting Agreement, ERI has agreed to grant to GFIL customary demand and piggy-back registration rights, including the right to request that ERI file a shelf registration statement on Form S-3 registering the sale of shares of ERI common stock held by GFIL, which will be reflected in an agreement in form and substance reasonably acceptable to GFIL and ERI and containing customary terms and conditions.

Share Ownership

As of December 14, 2016, Isle’s executive officers and directors and their affiliates own 15,847,792 shares of Isle common stock, representing 38.2% of outstanding shares, of Isle common stock.

Treatment of Isle Equity Awards

Isle’s executive officers and directors participate in the Isle Stock Plan and hold Isle stock options, restricted stock awards, performance stock units and restricted stock units granted in accordance with the terms of the Isle Stock Plan.

Isle Stock Options. Each Isle Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement), (b) cease to represent an option or right to acquire shares of Isle common stock, and (c) be converted into an option or right to purchase shares of ERI’s common stock and will remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement). The number of shares, the exercise price per share of ERI common stock and any other rights of a holder of a converted Isle Stock Option will be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to ERI and Isle.

Isle Restricted Stock Awards. Each Isle Restricted Share that is outstanding under the Isle Stock Plan or otherwise immediately prior to the Effective Time will, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted and, if applicable, any other relevant agreements (such as an employment agreement) and will be exchanged for shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) that remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted and, if applicable, any other relevant agreements (such as an employment agreement).

Isle Performance Stock Units. Each Isle PSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted and, if applicable, any other relevant agreements (such as an employment agreement), (b) be converted into a number of performance stock units in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share) at the target level of performance, and (c) remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted and, if applicable, any other relevant agreements (such as an employment agreement).

Isle Restricted Stock Units. Each Isle RSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan), (b) be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share), and (c) remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan).

Director and Executive Officer Merger-Related Payments

The following table shows the number of shares of ERI common stock (and the weighted average exercise price in respect of stock options) that each Isle executive officer, director and former executive officer would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the First Step Merger with regard to outstanding vested and unvested Isle options, unvested Isle restricted stock awards, unvested Isle performance stock units awards, and unvested Isle restricted stock unit awards as of December 14, 2016. Further information regarding the named executive officers may be found in “—Golden Parachute Compensation” beginning on page 128.

	Options
	Number of ERI Shares(1)	Weighted Average Exercise Price(2)	Restricted Stock Awards(1)	Performance Stock Units(1)	Restricted Stock Units(1)
Executive Officers
Eric L. Hausler	400,969	$8.12	—	115,646	65,314
Arnold L. Block	124,874	9.01	—	56,804	30,144
Edmund L. Quatmann, Jr.	126,650	7.25	—	41,127	21,418
Donn R. Mitchell, II	112,047	9.97	—	35,985	18,740
Michael A. Hart	16,580	8.96	8,049	7,708	12,660
John G. Wilson	79,287	9.02	—	35,985	18,740

Non-Employee Directors(3)
Bonnie Biumi	—	—	3,307	—	—
Alan J. Glazer	—	—	3,584	—	—
Jeffrey D. Goldstein	—	—	3,307	—	—
Richard A. Goldstein	—	—	3,307	—	—
Robert S. Goldstein	—	—	6,064	—	—
Gregory J. Kozicz	—	—	3,528	—	—
Lee S. Wielansky	—	—	3,307	—	—

Former Executive Officer
Virginia McDowell	—	—	—	—	—

(1)	The number of shares of ERI common stock was determined by multiplying the number of shares of Isle common stock to which each equity award relates by 1.638.

(2)	The weighted average exercise price was determined based on dividing the Isle option exercise price by 1.638 and calculating a weighted average of each officers outstanding options.

(3)	Vesting of outstanding restricted stock held by non-employee directors will accelerate upon completion of the First Step Merger.

Executive Agreements Regarding Change in Control

Below is a summary of each employment agreement between Isle and its named executive officers as currently in effect:

Mr. Hausler has an employment agreement to serve as Isle’s Chief Executive Officer. Mr. Block has an employment agreement to serve as Isle’s President and Chief Operating Officer. Mr. Quatmann has an

employment agreement to serve as Isle’s Chief Legal Officer. Mr. Mitchell has an employment agreement to serve as Isle’s Chief Administrative Officer.

The material terms of each of the employment agreements are as follows:

•	One-year term that continues for successive one-year terms unless earlier terminated pursuant to the terms of the agreement.

•	If Isle terminates the term of employment without cause (including through non-renewal) or if the employee’s employment is terminated due to death or disability, the employee is entitled to 12 months of severance (subject to release requirements).

•	If there is a change in control (as defined in the employment agreement) and the employee has a qualifying termination (as defined in the employment agreement), then the employee will be entitled to 24 months of severance (subject to release requirements) and an amount equal to the average of the employee’s previous three years’ annual bonus payments, if any. The consummation of the Mergers would constitute a change in control for purposes of the employment agreements.

•	The vesting of equity-based awards will generally be governed by the provisions of the Isle Stock Plan.

Each employment agreement contains prohibitions on (i) competition, (ii) solicitation of employees, and (iii) disclosure and use of confidential information, which remain in place for at least one year following termination.

Golden Parachute Compensation

The following table sets forth the information required by SEC rules regarding certain compensation that each of Isle’s named executive officers may receive based on or that otherwise relates to the Mergers, assuming that consummation of the First Step Merger occurred on December 14, 2016, which compensation is subject to an advisory vote of Isle’s stockholders, as described above in “Isle Proposal 2: Non-Binding, Advisory Approval of the Compensation that Will or May Become Payable By Isle to Its Named Executive Officers” beginning on page 91. All change in control payments under Isle’s employment agreements and all equity award accelerations under the Isle Stock Plan require both the consummation of the Mergers and the termination of the executive’s employment under certain specified conditions (sometimes referred to as “double trigger” benefits).

The calculations in the tables below do not include amounts the named executive officers were already entitled to receive or that vested on or prior to December 14, 2016, or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of the salaried employees of Isle.

For purposes of this table, it is assumed that (a) the First Step Merger qualifies as a change in control as defined in each applicable agreement and/or plan, (b) the First Step Merger is consummated and (c) the named executive officers are terminated immediately following the Effective Time in qualifying terminations of employment and are entitled to full benefits available under their employment agreement. In addition to the assumptions above, these estimates are based on certain other assumptions that are described in the footnotes accompanying the tables below. Accordingly, the ultimate values to be received by a named executive officer in connection with the First Step Merger may differ from the amounts set forth below.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Eric L. Hausler	$1,578,196	$4,980,257	$28,684	$6,587,137
Arnold L. Block	1,417,720	1,873,031	19,099	3,309,850
Edmund L. Quatmann, Jr.	1,165,492	1,759,306	28,684	2,953,482
Donn R. Mitchell, II	988,316	1,242,994	28,684	2,259,994
Virginia McDowell	—	—	—	—

(1)	The amounts in this column represent cash payments owing under existing employment agreements upon termination of the executive’s employment following a change in control and consist of:

Name	Bonus(a)	Salary Continuation(b)	Severance Bonus(c)
Eric L. Hausler	$—	$1,270,000	$308,196
Arnold L. Block	—	1,100,000	317,720
Edmund L. Quatmann, Jr.	102,833	840,000	222,659
Donn R. Mitchell, II	—	780,000	208,316
Virginia McDowell	—	—	—

(a)	Represents earned fiscal 2017 non-discretionary bonus, pro-rated through December 14, 2016.

(b)	Represents 24 months of salary continuation determined on the basis of the executive’s 2017 base salary.

(c)	Represents the average of the last three years’ (fiscal 2014-2016) annual bonus payments for such executive officer.

(2)	The amounts in this column represent the value of accelerated vesting of equity-based awards, based on a per share value of the Merger Consideration of $14.154, which is the average closing market price of ERI common stock on NASDAQ over the first five business days following the first public announcement of the Mergers, less the applicable exercise price in the case of options, held by the named executive officers, which awards will be converted into ERI equity-based awards as described under the heading “—Treatment of Isle Equity Awards” beginning on page 126, and consist of:

Name	Stock Options(a)	Performance Stock Units(b)	Restricted Stock Units(c)
Eric L. Hausler	$2,419,223	$1,636,585	$924,449
Arnold L. Block	642,364	804,007	426,660
Edmund L. Quatmann, Jr.	874,039	582,110	303,157
Donn R. Mitchell, II	468,408	509,335	265,251
Virginia McDowell	—	—	—

(a)	Value has been calculated by multiplying the number of shares of ERI common stock purchasable pursuant to the unvested portion of the option by the excess of (i) $14.154, which is the average closing market price of ERI common stock on NASDAQ over the first five business days following the first public announcement of the Mergers, over (ii) the exercise price per share of the applicable portion of the option.

(b)	Represents the value of accelerated vesting of unvested performance stock units held by the named executive officer. Value has been calculated by multiplying the shares issuable under the unvested performance stock unit by $14.154, which is the average closing market price of ERI common stock on NASDAQ over the first five business days following the first public announcement of the Mergers.

(c)	Represents the value of accelerated vesting of unvested restricted stock units held by the named executive officer. Value has been calculated by multiplying the shares issuable under the unvested restricted stock units by $14.154, which is the average closing market price of ERI common stock on NASDAQ over the first five business days following the first public announcement of the Mergers.

(3)	Represents the employer portion of the premium for health and welfare benefits for the executive and the executive’s family for 24 months.

Regulatory Filings and Approvals Required to Complete the Mergers

Competition and Antitrust

Under the antitrust and competition laws of the United States, ERI and Isle cannot complete the Mergers until they file certain notification and report forms with the relevant antitrust and competition governmental entities that are required or deemed necessary and, where applicable, receive clearance (including the expiration or termination of applicable waiting periods) from such governmental entities to complete the Mergers.

The requirements of the HSR Act and the related rules and regulations provide that certain acquisitions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC and until the waiting period under the HSR Act has been terminated or has expired. Once the waiting period expires or is early terminated, the parties have satisfied their obligations under the HSR Act and the HSR Act no longer prohibits consummation of the acquisition. ERI and Isle filed the required notifications with the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC on October 11, 2016, and, on October 21, 2016, the waiting period under the HSR Act was terminated early by the FTC. In light of the proration and reallocation mechanics related to the Merger Consideration, GFIL will likely receive shares of ERI common stock with a value that exceeds the current HSR Act filing threshold of $78.2 million. For this reason, this acquisition of ERI shares by GFIL is reportable in a separate HSR filing, which filing was made on October 28, 2016. The parties did not seek early termination for this filing, and the waiting period ended on November 28, 2016.

If ERI and Isle do not complete the Mergers within twelve months after the expiration or early termination of the HSR Act waiting period, ERI and Isle will need to submit new notification and report forms to the Antitrust Division of the DOJ and the FTC, and wait for the expiration or early termination of a new HSR Act waiting period before ERI and Isle could complete the Mergers.

Gaming Regulatory Approval

ERI and Isle must obtain approval of the Mergers, which under the terms of the Merger Agreement must be duly obtained without the imposition of material restrictions or conditions and be in full force and effect, from the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Lottery Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Limited Gaming Control Commission, the Colorado Division of Gaming, the Florida Department of Business and Professional Regulation (Division of Pari-Mutuel Wagering) and the Mississippi Gaming Commission. In addition, the Nevada Gaming Commission must approve of the Debt Financing and Isle’s de-registration from the Nevada Gaming Commission. The approval of the West Virginia Lottery Commission was obtained on December 15, 2016. The remaining approvals may not be received at all, may not be received in a timely fashion, and/or may contain conditions on the completion of the Mergers. In addition, these regulatory bodies may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the Mergers or of imposing additional costs or limitations on ERI following the Mergers.

If additional approvals, consents and filings are required or deemed necessary to complete the Mergers, ERI and Isle intend to seek such consents and approvals and make such filings. Although ERI and Isle believe that they will receive the required consents and approvals to complete the Mergers, ERI and Isle cannot give any assurance as to the timing of these consents and approvals or as to ERI’s and Isle’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary, including the expiration or termination of applicable waiting periods) or that ERI and Isle will obtain such consents or approvals on terms and subject to conditions satisfactory to ERI and Isle.

Closing and Effectiveness of the Mergers

The closing of the Mergers will occur no later than two business days after the date on which the conditions to the completion of the Mergers have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing), unless the Merger Agreement has been terminated prior to such time. The First Step Merger will become effective at such time as the parties file the First Step Certificate of Merger with the Secretary of State of the State of Delaware (or at such other Effective Time as ERI and Isle may specify by mutual agreement). The Second Step Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware following the Effective Time (or at such other time as ERI and Isle may specify by mutual agreement).

Composition of the ERI Board and Management after Closing of the Mergers

Following the consummation of the Mergers, the ERI Board will be expanded from seven directors to nine directors, and two current directors of Isle, Bonnie Biumi and Gregory J. Kozicz, will fill the newly created vacancies. Thus, upon the closing of the Mergers, the ERI Board will be composed of the current directors of ERI—Gary L. Carano, Frank J. Fahrenkopf, Jr., James B. Hawkins, Michael E. Pegram, Thomas R. Reeg, David P. Tomick, and Roger P. Wagner—as well as the Isle Directors—Bonnie Biumi and Gregory J. Kozicz. The executive officers of ERI will consist of the current executive officers, Gary L. Carano, Chairman and Chief Executive Officer, Thomas R. Reeg, President and Chief Financial Officer and Anthony L. Carano, Executive Vice President, General Counsel & Secretary. ERI has further agreed to use its reasonable best efforts to cause each of the two Isle Directors to be elected to the ERI Board at each of the two annual meetings following the closing of the Mergers. In addition, if at any time prior to January 1, 2019, either Isle Director ceases to be a member of the ERI Board other than as a result of the failure to be re-elected by ERI stockholders, the other Isle Director will be entitled to appoint a replacement Isle Director, subject to the approval of such director by a majority of the members of the ERI nominating committee who are not Isle Directors.

As of the date of this joint proxy statement/prospectus, ERI has not entered into any agreement with any current executive officer of Isle with respect to his or her employment by ERI. However, ERI is in discussions with Edmund L. Quatmann, Jr., a named executive officer of Isle, regarding serving as ERI’s general counsel following the completion of the Mergers and each of Isle’s executive officers is currently a party to an employment agreement or severance agreement with Isle. If none of the current executive officers of Isle remain employed by ERI following the Mergers, certain termination payments may be payable to such executive officers are set forth in “—Interests of Isle Directors and Executive Officers in the Mergers” beginning on page 124.

Conversion of Shares; Exchange Procedures; Fractional Shares

The conversion of Isle common stock into the right to receive the Merger Consideration will occur automatically at the Effective Time. Prior to the Effective Time ERI will deposit with the Exchange Agent an amount in cash and shares of ERI common stock sufficient to effect the conversion of each share of Isle common stock into the Merger Consideration pursuant to the Merger Agreement.

The Exchange Agent will take the following actions with respect to each holder of record of Isle common stock as of immediately prior to the Effective Time:

•

Within five business days after the Effective Time, the Exchange Agent will deliver to any Isle stockholders (a) who have not made an election as to the form of Merger Consideration to be received, (b) whose elections were not received by the Exchange Agent by the Election Deadline, or (c) whose forms of election were not properly completed (subject to the Exchange Agent’s reasonable discretion to disregard immaterial defects) or were not signed, a letter of transmittal containing instructions for obtaining the Merger Consideration that the non-electing holder is entitled to receive pursuant to the completion of the First Step Merger. The letter of transmittal will contain instructions for surrendering shares of Isle common stock to the Exchange Agent. The Exchange Agent will promptly deliver the aggregate Merger Consideration that such non-electing holder is entitled to receive pursuant to the completion of the First Step Merger (including, if applicable, cash in lieu of any fractional share of ERI common stock) to the non-electing holder promptly after the Exchange Agent has received from such non-electing holder all of the holder’s stock certificates (or affidavit of loss in lieu of such certificates), a properly signed and completed letter of transmittal in accordance with the instructions and any other required documents.

•	Promptly after the Effective Time, the Exchange Agent will deliver to any Isle stockholders who properly made (and did not revoke) a Cash Election and/or Stock Election for shares of Isle common stock the aggregate Merger Consideration that the stockholder is entitled to receive pursuant to the completion of the First Step Merger (including, if applicable, cash in lieu of any fractional share of ERI common stock).

After the Effective Time, each share of Isle common stock will only represent the right to receive the Merger Consideration as described above and dividends and distributions on, and cash in lieu of any fractional share of, ERI common stock as described below.

Until holders of shares of Isle common stock have surrendered those shares to the Exchange Agent, those holders will not receive dividends or distributions, if any, payable after the Effective Time on any shares of ERI common stock into which such holder’s shares of Isle common stock have been converted pursuant to the completion of the First Step Merger. After surrender of the shares, the Exchange Agent will pay to such holders, without interest, all such dividends and other distributions, if any.

No fractional shares of ERI common stock will be issued to any Isle stockholders in the First Step Merger. Each Isle stockholder who would otherwise have been entitled to receive a fraction of a share of ERI common stock in the First Step Merger will receive cash instead of such fraction. The Exchange Agent will aggregate and sell all fractional shares at the prevailing price on NASDAQ. An Isle stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash generated from such sales attributable to the stockholder’s proportionate interest in the net proceeds of such sales, less expenses and without interest.

ERI, Isle and the Exchange Agent will be entitled to deduct and withhold any applicable taxes from the Merger Consideration and to pay such withheld amounts to the applicable government entity. Any sum that is withheld and paid over on a timely basis to the appropriate taxing authority will be treated for all purposes of the Merger Agreement as having been paid to the person from whom it is withheld.

If any certificate representing shares of Isle common stock has been lost, stolen or destroyed, the holder of such shares will need to deliver an affidavit attesting to that fact (and if reasonably required by ERI, post a bond in customary amount and on such terms as may be reasonably necessary as indemnity against any claim that may be made against ERI or the Exchange Agent with respect to such certificate), and the Exchange Agent will pay, in exchange for all rights to the lost, stolen or destroyed certificate, the total amount of Merger Consideration in respect of the shares of Isle common stock represented by such certificate.

Accounting Treatment of the Mergers

The Mergers will be accounted for by ERI using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired, including the recognition of intangibles. The excess purchase price over the fair value of the assets acquired, if any, will be allocated to goodwill.

Stock Exchange Listing of ERI Common Stock

Shares of ERI common stock issuable to Isle stockholders in the First Step Merger will be approved for listing on NASDAQ prior to the closing of the First Step Merger.

Delisting and Deregistration of Isle Common Stock

If the First Step Merger is completed, Isle common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Isle will no longer file periodic reports with the SEC.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement, which is included as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. The rights and obligations of ERI and Isle are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. ERI stockholders and Isle stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the Mergers or the Share Issuance.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included in this joint proxy statement/prospectus only to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws, and is not intended to provide any factual information about ERI or Isle. Furthermore, any factual disclosures about ERI or Isle contained in this joint proxy statement/prospectus or in ERI’s or Isle’s public reports filed with the SEC may supplement, update or modify the factual disclosures made by such person contained in the Merger Agreement.

The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties:

•	were made solely to the parties to, and only for purposes of, the Merger Agreement and as of specific dates set forth therein and may be subject to more recent developments;

•	may not be intended as statements of fact, but rather as a means of allocating risk between the parties in the event the statements therein prove to be inaccurate;

•	have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone and should not be relied upon as characterizations of the actual state of facts of ERI, Isle or any of their respective subsidiaries or affiliates.

This summary is qualified in its entirety by reference to the Merger Agreement.

Terms of the Mergers

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, Merger Sub A will be merged with and into Isle, with Isle surviving the First Step Merger as a wholly owned subsidiary of ERI. Immediately after the Effective Time, Isle will be merged with and into Merger Sub B, with Merger Sub B surviving the Second Step Merger as a limited liability company and a wholly owned subsidiary of ERI. There are no conditions to the Second Step Merger other than consummation of the First Step Merger.

The First Step Merger and the Second Step Merger will have no effect on the outstanding capital stock of ERI, and each share of Isle common stock issued and outstanding immediately before the Effective Time (other than (a) Dissenting Shares, which will be treated as described below (see “—Merger Consideration—Dissenting Shares” beginning on page 136) and (b) shares held in treasury by Isle or owned by Isle or any wholly-owned subsidiary of Isle, which will be cancelled) will be converted into cash, ERI common stock or, in the case of Isle Restricted Shares, ERI restricted shares, in each case as described in “—Merger Consideration” beginning on page 134 below.

The rights of ERI stockholders will continue to be governed by the ERI articles of incorporation and the ERI bylaws after the completion of the Mergers. The rights of Isle stockholders who receive ERI common stock as Merger Consideration will be governed by the ERI articles of incorporation and the ERI bylaws after the completion of the Mergers.

Effective Time and Completion of the Mergers

The Merger Agreement provides that the closing of the Mergers will take place at 10:00 a.m., Pacific time, no later than two business days after all conditions to the completion of the Mergers have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the closing of the Mergers, but subject to the satisfaction of those conditions at that time), or such other time as agreed by Isle and ERI.

The First Step Merger will be effective at the time at which the certificate of merger with respect to the First Step Merger is filed with the Secretary of State of the State of Delaware, or such other time as ERI and Isle agree and specify in such certificate of merger (the “Effective Time”). Immediately after the Effective Time, the parties will file a certificate of merger with respect to the Second Step Merger, with the Second Step Merger becoming effective at the time of acceptance of a certificate of merger by the Secretary of State of the State of Delaware, or at such subsequent time as ERI and Isle agree and specify in such certificate of merger. There are no conditions to the Second Step Merger other than consummation of the First Step Merger.

Merger Consideration

Cash Consideration and Stock Consideration

As of the Effective Time, by virtue of the First Step Merger and without any action on the part of Isle or ERI, each share of Isle common stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares held in treasury by Isle or owned by Isle or any wholly-owned subsidiary of Isle) will be converted into the right to receive, at the election of the holders of such shares, subject to adjustment and proration and reallocation as described below (except for the holders of Isle restricted stock which will be treated as described in “—Treatment of Isle Stock-Based Awards—Restricted Shares” beginning on page 138 below) either:

•	the Cash Consideration; or

•	the Stock Consideration.

The Merger Consideration will be equitably adjusted as appropriate to reflect the effect of any changes to the number of shares of Isle common stock or securities convertible, exchangeable into or exercisable for shares of Isle common stock, including as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange or other similar transaction.

Each Isle stockholder who would be entitled to receive a fraction of a share of ERI common stock as part of the Stock Consideration will instead receive an amount of cash (without interest and subject to withholding taxes) equal to such Isle stockholder’s proportionate interest in the net proceeds of the sale or sales by the Exchange Agent of the aggregate number of the shares of ERI common stock attributable to fractional shares as part of the Stock Consideration (reduced by the amount of commissions, transfer taxes and out-of-pocket transaction costs, including expenses and compensation of the Exchange Agent), which the Exchange Agent will execute on NASDAQ, as agent for the former holders of Isle common stock, as soon as reasonably practicable after the Effective Time at the then-prevailing per share price of ERI common stock on NASDAQ.

Election Materials and Procedures

An election form will be mailed thirty-five days prior to the anticipated closing date of the Mergers or on such other date as Isle and ERI will mutually agree (the “Mailing Date”) to each holder of record of Isle common stock as of the close of business on the fifth business day prior to the Mailing Date. The election form will permit each Isle stockholder to specify the number of such stockholder’s shares of Isle common stock with respect to which such holder elects to receive the Cash Consideration (the “Cash Election Shares”)

or the Stock Consideration (the “Stock Election Shares”) or makes no election (the “No Election Shares”). The No Election Shares will be converted into the right to receive the Cash Consideration, the Stock Consideration or some combination of the Cash Consideration and Stock Consideration after giving effect to the valid elections made with respect to the other shares of Isle common stock as well as the proration and reallocation described in “—Proration” beginning on page 136. Any shares of Isle common stock for which an election form is not properly completed or is not received by the Exchange Agent prior to the Election Deadline (as defined below) will be treated as No Election Shares.

The deadline to submit the election form is 5:00 p.m., New York City time, on the thirtieth day following the Mailing Date (or such other time and date as Isle and ERI may mutually agree) (the “Election Deadline”).

Isle will make available one or more election forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of any shares of Isle common stock between the date that is five business days prior to the Mailing Date and the close of business on the business day prior to the Election Deadline.

An election will only be considered properly made if the Exchange Agent actually receives a properly completed election form with respect to the applicable shares of Isle common stock by the Election Deadline. An election form will only be considered properly completed if it is accompanied by all of the share certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing the shares of Isle common stock covered by such election form and includes duly executed transmittal materials that were included with the election form. Any election form may be revoked or changed by the person submitting such election form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an election form is revoked prior to the Election Deadline, the shares of Isle common stock subject to such election form will become No Election Shares, unless a subsequent properly completed election form is submitted and actually received by the Exchange Agent prior to the Election Deadline.

Subject to the terms of the Merger Agreement and the election form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. Any good-faith decision by the Exchange Agent or Isle regarding the matters discussed in the preceding sentence will be binding and conclusive. None of ERI, Isle or the Exchange Agent are under any obligation to notify any person of any defect in an election form.

Exchange and Payment Procedures

Prior to the Effective Time, ERI will enter into an agreement with the Exchange Agent for the payment of the Merger Consideration. Under the terms of such agreement, at the Effective Time, ERI will deposit with the Exchange Agent an amount of cash and shares of ERI common stock representing the aggregate Merger Consideration (such cash and shares, together with any dividends or distributions with respect to such shares with a record date after the Effective Time, the “Exchange Fund”).

Promptly after the Effective Time (and in any event no later than five business days thereafter), ERI will cause the Exchange Agent to mail to each holder of record of Isle common stock who had not previously submitted an election form a letter of transmittal and associated instructions, which will include instructions on how the Isle stockholders may surrender their certificates formerly representing shares of Isle common stock. Upon the surrender of such certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates) accompanied by a properly completed letter of transmittal or, if received prior to the Election Deadline, a properly completed election form, such certificates will be cancelled and the holders of such certificates will be entitled to receive their portion of the Merger Consideration, any amounts to be paid in respect of any fractional shares of ERI common stock and any dividends or other distributions with a record date after the Effective Time. Until so surrendered, each such certificate will, after the Effective Time, only represent the former Isle stockholders’ right to receive such Merger Consideration and dividends or distributions. No interest will be paid or accrued on any amount payable upon due surrender of the shares of Isle common stock. After the Effective Time, there will be no transfers of Isle common stock recorded on the stock transfer books of Isle.

Any portion of the Exchange Fund that remains unclaimed by the former Isle stockholders as of the first anniversary of the Effective Time may, at ERI’s option, be returned to ERI. In such event, any former Isle stockholder that has not claimed their portion of the Merger Consideration and any other amounts payable pursuant to the Merger Agreement may only look to ERI for payment of any such amounts.

If a certificate for Isle common stock has been lost, stolen or destroyed, the Exchange Agent will issue the portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit as to that loss, theft or destruction and, if reasonably required by ERI or the Exchange Agent, the posting of a bond in such amount as ERI may determine is reasonably necessary as indemnity against any claim that may be made against ERI with respect to the certificate in question.

In the case of any of the shares of Isle common stock that are in book-entry form and are not certificated, the parties will make adjustments to the relevant provisions of the Merger Agreement as are appropriate so that such provisions have the same purpose and effect with respect to uncertificated shares as they do with respect to certificated shares.

Dissenting Shares

In certain circumstances, Isle stockholders who (a) have not voted in favor of or consented to the Mergers, (b) who are entitled to demand appraisal and demand appraisal and (c) have otherwise complied with the provisions of Section 262 of the DGCL, will not have their shares of Isle common stock converted or rendered exchangeable for the Merger Consideration and will be entitled to seek appraisal under Section 262 of the DGCL. If any such Isle stockholder fails to perfect or has effectively withdrawn or lost his, her or its right to appraisal, then each dissenting share held by such Isle stockholder will be treated as if it had been converted into and become exchangeable for the right to receive the Merger Consideration and will be treated as a Cash Election Share.

Isle is required to provide ERI prompt notice of and a copy of any written demands for appraisal, attempted withdrawals of such demands or any other instruments served pursuant to applicable law that relate to appraisal rights. ERI also has the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL so long as ERI does not create any pre-closing obligations for Isle. Isle is prohibited from, without ERI’s prior written consent, voluntarily making any payment with respect to any demand for appraisal, offering to settle any such demand or settling any such demand or approving any withdrawal of any such demand.

Proration

Pursuant to the terms of the Merger Agreement, 58% of all of the issued and outstanding shares of Isle common stock will be converted into the right to receive the Cash Consideration and the remaining 42% will be converted into the right to receive the Stock Consideration. Therefore, depending on the aggregate elections made by the Isle stockholders, the consideration that an Isle stockholder will receive is subject to proration and reallocation in order to preserve the limitations in the Merger Agreement on the amount of Cash Consideration and Stock Consideration to be paid in connection with the First Step Merger. As a result, Isle stockholders may receive shares of ERI common stock with respect to their Cash Election Shares or cash with respect to their Stock Election Shares.

Adjustment if Cash Consideration is Oversubscribed

If the sum of the total number of Cash Election Shares and Dissenting Shares constitutes more than 58% of all of the issued and outstanding shares of Isle common stock, then:

•	all Stock Election Shares and No Election Shares will be converted into the right to receive the Stock Consideration;

•	each of the Isle stockholders holding Cash Election Shares will have an amount of their Cash Election Shares equal to (a) the number of Cash Election Shares held by such Isle stockholder multiplied by (b) one minus a fraction, the numerator of which is the maximum number of issued and outstanding shares of Isle common stock that may receive the Cash Consideration (minus the number of Dissenting Shares) and the denominator of which is the total number of Cash Election Shares, converted into the right to receive the Stock Consideration; and

•	the remaining Cash Election Shares will be converted into the right to receive the Cash Consideration.

Adjustment if Stock Consideration is Oversubscribed

If the total number of Stock Election Shares constitutes more than 42% of all of the issued and outstanding shares of Isle common stock, then:

•	all Cash Election Shares and No Election Shares will be converted into the right to receive the Cash Consideration;

•	each of the Isle stockholders holding Stock Election Shares will have an amount of their Stock Election Shares equal to (a) the number of Stock Election Shares held by such stockholder multiplied by (b) one minus a fraction, the numerator of which is the maximum number of issued and outstanding shares of Isle common stock that may receive the Stock Consideration and the denominator of which is the total number of Stock Election Shares, converted into the right to receive the Cash Consideration; and

•	the remaining Stock Election Shares will be converted into the right to receive the Stock Consideration.

Adjustment if Cash Consideration and Stock Consideration are both Undersubscribed

If the total number of Stock Election Shares constitutes less than 42% of all of the issued and outstanding shares of Isle common stock and the sum of the total number of Cash Election Shares and Dissenting Shares constitutes less than 58% of all of the issued and outstanding shares of Isle common stock (the amount by which 58% of all of the issued and outstanding shares of Isle common stock exceeds the total number of Cash Election Shares, the “Shortfall Number”), then:

•	all Cash Election Shares will be converted into the right to receive the Cash Consideration;

•	all Stock Election Shares will be converted into the right to receive the Stock Consideration;

•	each of the Isle stockholders holding No Election Shares will have an amount of their No Election Shares equal to (a) the number of No Election Shares held by such stockholder multiplied by (b) a fraction, the numerator of which is the Shortfall Number (minus the number of Dissenting Shares) and the denominator of which is the total number of No Election Shares, converted into the right to receive the Cash Consideration; and

•	the remaining No Election Shares will be converted into the right to receive the Stock Consideration.

Treatment of Isle Stock-Based Awards

Once the Effective Time occurs, each of Isle’s stock-based awards will be assumed by ERI and converted into analogous ERI stock-based awards as follows:

Stock Options

Each Isle Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement), (b) cease to represent an option or right to acquire shares of Isle common stock, and (c) be converted into an option or right to purchase shares of ERI’s common stock and will remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement). The number of shares, the exercise price per share of ERI common stock and any other rights of a holder of a converted Isle Stock Option will be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to ERI and Isle.

Restricted Shares

Each Isle Restricted Share that is outstanding under the Isle Stock Plan or otherwise immediately prior to the Effective Time will, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted and, if applicable, any other relevant agreements (such as an employment agreement) and will be exchanged for shares of ERI common stock (in an amount equal to the Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) that remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle Restricted Share was granted and, if applicable, any other relevant agreements (such as an employment agreement).

Isle Restricted Shares are not considered shares of Isle common stock for purposes of calculating the split the aggregate Merger Consideration between the Cash Consideration and the Stock Consideration.

Performance Stock Units

Each Isle PSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted and, if applicable, any other relevant agreements (such as an employment agreement), (b) be converted into a number of performance stock units in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share) at the target level of performance, and (c) remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle PSU was granted and, if applicable, any other relevant agreements (such as an employment agreement).

Restricted Stock Units

Each Isle RSU that is outstanding immediately prior to the Effective Time will, as of the Effective Time, (a) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan), (b) be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of ERI common stock, in an amount equal to the Stock Consideration (with aggregated fractional shares rounded to the nearest whole share), and (c) remain subject to the same restrictions and other terms as are set forth in the Isle Stock Plan, the award agreement pursuant to which such Isle RSU was granted and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan).

Withholding

ERI, Isle and the Exchange Agent are permitted to deduct and withhold from any consideration payable under the Merger Agreement any amounts they may be required to deduct or withhold under applicable tax laws. To the extent any amounts are withheld pursuant to the immediately preceding sentence and duly paid to the applicable taxing authority, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Isle to ERI, Merger Sub A and Merger Sub B and by ERI, Merger Sub A and Merger Sub B to Isle. Certain of the representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect (as defined below) qualifications, which means those representation and warranties will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a Material Adverse Effect. In addition, certain of the representations in the Merger Agreement are subject to knowledge qualifications, which means that those representations would not be deemed to be untrue or incorrect as a result of matters which certain employees of the party making the representation did not have actual knowledge, after reasonable inquiry.

Each of Isle, ERI, Merger Sub A and Merger Sub B have made representations and warranties regarding, among other things:

•	organization, power, qualification to do business, good standing, governing documents and eligibility to own and operate vessels under certain shipping laws;

•	authority to enter into the Merger Agreement and the voting agreements, the binding nature of such agreements and the corporate authorizations necessary to enter into such agreements;

•	absence of conflicts with governing documents, applicable laws or certain material agreements as a result of entering into the Merger Agreement or completing the Mergers;

•	government approvals necessary to enter into the Merger Agreement or complete the Mergers;

•	accuracy of the information provided by such party contained in the registration statement (of which this joint proxy statement/prospectus forms a part) or in documents filed with gaming regulators in connection with the Mergers;

•	pending and threatened litigation, challenges by governmental entities and orders by governmental entities;

•	capitalization and corporate structure;

•	SEC filings, financial statements, disclosure and internal controls, SEC comments, compliance with stock exchange rules and listing requirements;

•	absence of certain liabilities;

•	absence of certain changes or events since the end of such party’s most recently completed fiscal year;

•	required stockholder approval in connection with the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement;

•	compliance with applicable laws, including certain gaming laws and anti-bribery laws, required permits and the effectiveness of such permits;

•	suitability and licensing matters under applicable gaming laws;

•	taxes, tax returns and other tax matters;

•	employee benefit matters, including matters relating to employee benefit plans;

•	labor matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	owned and leased real property;

•	vessels used by the relevant party in its business;

•	intellectual property;

•	transactions with affiliates of the relevant party;

•	inapplicability of state takeover statutes to the transactions contemplated by the Merger Agreement; and

•	brokers, finder, financial advisor fees and other similar fees related to the transactions contemplated by the Merger Agreement.

Isle has also made additional representations and warranties to ERI, Merger Sub A and Merger Sub B regarding, among other things:

•	opinion of Isle’s financial advisor regarding the fairness of the Merger Consideration, from a financial point of view, to be received by the Isle stockholders.

ERI, Merger Sub A and Merger Sub B have also made additional representations and warranties to Isle regarding, among other things:

•	opinion of ERI’s financial advisor regarding the fairness of the Merger Consideration, from a financial point of view, to ERI;

•	solvency of ERI immediately after the Effective Time after taking into account the Debt Financing; and

•	the Debt Financing and sufficiency of funds to consummate the Mergers.

Definition of Material Adverse Effect

For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to any party, is defined as any event, change, occurrence or effect that would have or would reasonably be expected to have a material adverse effect on (a) the business of such party and its subsidiaries, taken as a whole, or (b) the ability of such party to consummate the transactions contemplated by the Merger Agreement on a timely basis, other than, in the case of both the preceding clauses (a) and (b), any change, effect, event or occurrence resulting from:

•	changes in general economic, financial market, business, or geopolitical conditions;

•	general changes or developments in any of the industries or markets in which such party or its subsidiaries operate or intend to operate, including increased competition;

•	any actions required to be taken pursuant to the Merger Agreement to obtain any approval or authorization under applicable antitrust or competition laws or applicable gaming laws necessary for completion of the Mergers;

•	changes in applicable laws or applicable accounting regulations or principles or interpretations thereof;

•	any change in the price or trading volume of such party’s stock, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are otherwise not excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a “Material Adverse Effect”);

•	any change in credit ratings or any failure, in and of itself, by such party to meet internal, analysts’ or other earnings estimates, budgets, plans, forecasts or financial projections of its revenues, earnings or other financial performance of results of operations (provided that the facts or occurrences giving rise to or contributing to such change or failure that are otherwise not excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a “Material Adverse Effect”);

•	any outbreak or escalation of hostilities or war any act of terrorism or any other national or international calamity, crisis or emergency;

•	the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the initiation of litigation by any other person (who is not a party to the Merger Agreement) with respect to the Merger Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such party and its subsidiaries due to the announcement and performance of the Merger Agreement or the identities of the parties to the Merger Agreement, or the performance of the Merger Agreement and the transactions contemplated thereby, including compliance with the covenants set forth in the Merger Agreement;

•	any action taken by such party or which such party causes its subsidiaries to take, in each case, which is required or permitted by the Merger Agreement;

•	with respect to Isle, certain pending or anticipated transactions specifically disclosed to ERI; and

•	any actions taken (or omitted to be taken) at the request of the other party to the Merger Agreement);

provided, that with respect to first, second, fourth and seventh bullets listed above, the impact of such change, effect, development or circumstance, is not disproportionately adverse to such party, taken as a whole, relative to other participants in the industries in which that party participates.

Conduct of Business Pending the Merger

Each of Isle and ERI has agreed that during the period from the date of the Merger Agreement until the Effective Time, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law or (c) the other party provides its consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), that each of Isle and ERI will, and will cause each of their respective subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course of business and preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, governmental entities, creditors, lessors and other persons with whom it has material business relations).

Isle

Isle has agreed that during the period from the date of the Merger Agreement until the Effective Time, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law or (c) ERI provides its consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), neither Isle nor any of its subsidiaries will:

•	amend or otherwise change its organizational documents;

•	issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant any right to acquire any shares of its capital stock, except for in connection with the exercise of Isle Stock Options and grants of and issuances of Isle common stock pursuant to Isle stock-based awards to certain employees for Isle;

•	declare, set aside, make or pay any dividend or other distribution, other than dividends or distributions by an Isle subsidiary to Isle or other Isle subsidiaries;

•	adjust, split combine, redeem, repurchase or otherwise acquire any shares of Isle capital stock, except for in connection with the cashless exercise (or other similar transactions) of Isle Stock Options or the settlement of Isle stock-based awards;

•	reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

•	acquire, whether by merger, consolidation or acquisition of stock or assets or otherwise, any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, except for purchases of inventory and other assets in the ordinary course of business or pursuant to existing contracts;

•	lease, license, encumber, sell or otherwise dispose of, whether by merger, consolidation or acquisition of stock or assets or otherwise, any corporation, partnership or other business organization or division thereof or any assets, except for (i) sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing contracts and (ii) sales of real estate or other assets having an aggregate fair value not in excess of $250,000;

•	other than in the ordinary course of business, enter into new material contracts or materially amend or terminate existing material contracts;

•	commit to any capital expenditures in excess of $500,000 except to the extent reflected in Isle’s capital expenditure budget disclosed to ERI;

•	make any loans, advances or capital contributions to, or investments in, any other person, except for (i) those made to or in an Isle subsidiary and (ii) extensions of credit to Isle’s customers in the ordinary course of business;

•	incur any indebtedness for borrowed money or issue any debt securities, except for (i) the incurrence and repayment of indebtedness in the ordinary course of business under Isle’s existing credit facilities (for which the aggregate amount of outstanding debt incurred will not exceed $125,000,000) or (ii) the redemption or repurchase any indebtedness for borrowed money;

•	generally make changes to the compensation of directors, certain officers, agents and independent contractors or to any Isle benefits or awards plans or Isle stock-based awards;

•	enter into any collective bargaining agreement or similar agreement;

•	implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in law or any regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•	change any material tax election, change any material tax accounting method, file any material amended tax return or surrender any right to claim a material refund of taxes (other than by the passage of time);

•	compromise, settle or agree to settle any legal action, or consent to any of the foregoing, except for compromises, settlements or agreements done in the ordinary course of business;

•	enter into any line of business in any geographic area other than the current lines of business in which it and its subsidiaries are engaged and in the geographic area such business is conducted as of the date of the Merger Agreement;

•	engage in the conduct of business that would require the receipt of any additional consents or approvals of a governmental entity in connection with the consummation of the Mergers and the transactions contemplated by the Merger Agreement; or

•	agree to take any of the foregoing prohibited actions.

ERI

ERI has agreed that during the period from the date of the Merger Agreement until the Effective Time, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law or (c) Isle provides its consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), neither ERI nor any of its subsidiaries will:

•	amend or otherwise change its organizational documents;

•	issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant any right to acquire any shares of its capital stock, except for in connection with the exercise of ERI stock options and certain grants of and issuances of ERI common stock pursuant to ERI stock-based awards in the ordinary course of business;

•	declare, set aside, make or pay any dividend or other distribution, other that dividends or distributions by an ERI subsidiary to ERI or other ERI subsidiaries;

•	reclassify, combine, split, subdivide or otherwise amend the terms of ERI’s capital stock;

•	(i) acquire, whether by merger, consolidation or acquisition of stock or assets or otherwise, any corporation, partnership or other business organization or division thereof or a material amount of the assets of any of the foregoing, (ii) sell, whether by merger, consolidation or sale of equity or assets or otherwise, a material amount of equity or assets, or (iii) enter into any other business combination transaction, in each case, that would, or would reasonably be expected to, prevent or materially impair the ability of ERI, Merger Sub A or Merger Sub B to consummate the Mergers prior to the Termination Date (as defined below);

•	make any loans, advances or capital contributions to, or investments in, any other person, except for (i) those made to or in an ERI subsidiary and (ii) extensions of credit to ERI’s customers in the ordinary course of business;

•	incur any indebtedness for borrowed money or issue any debt securities, except for (i) the incurrence and repayment of indebtedness in the ordinary course of business under ERI’s existing credit facilities, so long as the incurrence of such indebtedness does not (A) exceed the amount outstanding as of the date of the Merger Agreement plus up to $150,000,000 of additional borrowing under ERI’s existing revolving credit facility or (B) prevent, delay or materially impair the ability of ERI to obtain the Debt Financing or alternative financing in connection with the Mergers or (ii) the incurrence of indebtedness under the Debt Financing in connection with the Mergers or the redemption or repurchase of any indebtedness for borrowed money;

•	change any material tax election, change any material tax accounting method, file any material amended tax return or surrender any right to claim a material refund of taxes (other than by the passage of time);

•	enter into any line of business in any geographic area other than the current lines of business in which it and its subsidiaries are engaged and in the geographic area such business is conducted as of the date of the Merger Agreement;

•	engage in the conduct of business that would require the receipt of any additional consents or approvals of a governmental entity in connection with the consummation of the Mergers and the transactions contemplated by the Merger Agreement; or

•	agree to take any of the foregoing prohibited actions.

No Solicitation of Alternative Proposals

The Merger Agreement contains provisions prohibiting Isle from seeking or discussing any alternative acquisition proposal to the Mergers. In particular, Isle has agreed that it will not, and will cause its subsidiaries not to, and will not authorize or knowingly permit its and its subsidiaries’ representatives to, directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Company Acquisition Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Company Acquisition Proposal;

•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Isle or any of Isle’s subsidiaries to, afford access to the business, properties, assets, books or records of Isle or any of Isle’s subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Company Acquisition Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Isle or any of Isle’s subsidiaries;

•	approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Company Acquisition Proposal (each a “Company Acquisition Agreement”).

Isle must, and must cause its subsidiaries to, cease immediately and cause to be terminated, and may not authorize or knowingly permit any of its or its subsidiaries’ representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Company Acquisition Proposal and will use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Isle or any of Isle’s subsidiaries that was furnished by or on behalf of Isle or any of Isle’s subsidiaries to return or destroy (and confirm destruction of) all such information.

Notwithstanding the restrictions described above, the Merger Agreement provides that, prior to the Isle stockholders’ adoption of the Merger Agreement, the Isle Board may participate in negotiations or discussions with, and furnish non-public information relating to Isle and Isle’s subsidiaries to, any third party that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing if the Isle Board (a) believes in good faith, after consultation with outside legal counsel and its financial advisor, constitutes or could reasonably be expected to result in, a Superior Company Proposal (as defined below) and (b) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. Furthermore, Isle may take any action that any court of competent jurisdiction orders it to take. Prior to providing any non-public information as described earlier in this paragraph, Isle must enter into a confidentiality agreement with the relevant party and promptly (but in any event within twenty-four hours of the execution of such agreement) provide a copy to ERI. In addition, Isle must promptly provide ERI any material non-public information concerning Isle’s business, present or future performance, financial condition or results of operations provided to any third party and not previously provided to ERI.

Isle must notify ERI promptly (but in any event within forty-eight hours) after it or any of its representatives receives any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal, or any request for non-public information or for access to the business, properties, assets, books or records of Isle or any of Isle’s subsidiaries by any third party. In such notice, Isle must identify the third party making, and provide the details of the status and material terms and conditions of, such Company Acquisition Proposal, indication or request. Isle must thereafter keep ERI fully informed of the material terms of any such Company Acquisition Proposal, indication or request on a current basis (but in any event within twenty-four hours of any change to such terms). Isle is required to provide ERI at least forty-eight hours’ notice of any meeting of the Isle Board (shorter notice being allowed if the Isle Board was provided less than forty-eight hours’ notice) at which the Isle Board is reasonably expected to consider any Company Acquisition Proposal.

Except as permitted below, the Isle Board may not:

•	(a) make, withdraw, amend, modify or materially qualify, in a manner adverse to ERI, its recommendation that the Isle stockholders adopt the Merger Agreement, (b) recommend a Company Acquisition Proposal, (c) fail to recommend against the acceptance of any tender offer or exchange offer for the shares of Isle common stock within ten business days after the commencement of such offer or (d) resolve or agree to take any of the foregoing actions (each a “Company Adverse Recommendation Change”); or

•	enter into, or permit any Isle subsidiary to enter into, a Company Acquisition Agreement.

Notwithstanding the foregoing, at any time before the Isle stockholders’ adoption of the Merger Agreement, the Isle Board may:

•	make a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a Company Intervening Event (as defined below); or

•	cause Isle to terminate the Merger Agreement in order to enter into (or permit or cause any Isle subsidiary to enter into) a Company Acquisition Agreement.

However, the Isle Board may only take any of the foregoing actions if:

•	it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	Isle promptly notifies ERI in writing at least five days before taking any such action of the Isle Board’s intention to take such action, which notice will:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, (a) expressly state that Isle has received a Company Acquisition Proposal that the Isle Board intends to declare a Superior Company Proposal and that the Isle Board intends to make a Company Adverse Recommendation Change and/or Isle intends to terminate the Merger Agreement in order to enter into (or permit or cause any Isle subsidiary to enter into) a Company Acquisition Agreement and (b) include the most current version of the proposed agreement (which version will be updated on a prompt basis if and to the extent there are any subsequent material changes to such agreement) and the identity of the third party making such Superior Company Proposal; or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, specify the reasons for such Company Adverse Recommendation Change;

•	Isle negotiates in good faith, and uses reasonable best efforts to cause its representatives to negotiate, with ERI (to the extent requested by ERI) during such five day period to make adjustments to the terms and conditions of the Merger Agreement and:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, if there is any material revision to the terms of a Superior Company Proposal after commencement of the five day negotiation period, including any revision in price, such negotiation period will be extended, if applicable, to ensure that at least two days remain in such negotiation period after the time Isle notifies ERI of any such material revision (it being understood that there may be multiple extensions); or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, permits ERI and its representatives to make a presentation to the Isle Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent ERI desires to make such presentation); and

•	at or after 5:00 pm Eastern Time on the last day of the applicable negotiation period, the Isle Board determines in good faith, after consulting with outside legal counsel and its financial advisor, that:

•	in the case of a Company Adverse Recommendation Change with respect to a Superior Company Proposal or a termination of the Merger Agreement to enter into a Company Acquisition Agreement, such Company Acquisition Proposal continues to constitute a Superior Company Proposal after taking into account any adjustments in the terms and conditions of the Merger Agreement agreed to by ERI in writing during the applicable negotiation period; or

•	in the case of a Company Adverse Recommendation Change with respect to a Company Intervening Event, a failure to make such Company Adverse Recommendation Change would still be inconsistent with the fiduciary duties of the Isle Board under applicable law after taking into account any adjustments in the terms and conditions of the Merger Agreement agreed to by ERI in writing during the applicable negotiation period.

Notwithstanding any of the foregoing restrictions, the Merger Agreement permits the Isle Board to disclose to the Isle stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. Furthermore, the Merger Agreement provides that no disclosure that the Isle Board determines, after consultation with outside legal counsel, that it or Isle is required to make under applicable law will constitute a violation of the Merger Agreement.

As referred to herein, a “Company Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than ERI or any of ERI’s subsidiaries for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of Isle (or any subsidiary or subsidiaries of Isle whose business constitutes 20% or more of the net revenues, net income or assets of Isle and Isle’s subsidiaries, taken as a whole) or (b) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of Isle and Isle’s subsidiaries, in each case other than the Mergers.

As referred to herein, a “Company Intervening Event” means any material event, material fact, material occurrence, material development or material change in circumstances arising after the date of the Merger Agreement and prior to the Isle stockholders’ adoption of the Merger Agreement and not known to the Isle Board or to certain officers of Isle as of the date of the Merger Agreement nor reasonably foreseeable by such persons as of or prior to the date of the Merger Agreement. However, none of the following events, facts, occurrences, developments, or change in circumstances will constitute a Company Intervening Event: (a) the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequences thereof, (b) changes in the market price or trading volume of shares of Isle common stock or ERI common stock or (c) the fact that Isle or ERI meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period.

As referred to herein, a “Superior Company Proposal” means any Company Acquisition Proposal (a) on terms which the Isle Board determines, in its good-faith judgment, after consultation with outside legal counsel and its financial advisor, to be more favorable from a financial point of view to the Isle stockholders than the Mergers, taking into account all the terms and conditions of such proposal, and the Merger Agreement (including any adjustment to the Merger Agreement proposed by Isle in response to such Company Acquisition Proposal) and (b) that the Isle Board believes is reasonably likely to be completed, taking into account all financial (including economic and financing terms), regulatory (which may include the relative likelihood and timeliness of obtaining certain gaming regulatory approvals), legal and other aspects of such proposal as the Isle Board, in the good-faith performance, discharge and exercise of its fiduciary duties, deems relevant. However, for purposes of the definition of “Superior Company Proposal,” the references to “20%” in the definition of Company Acquisition Proposal are deemed to be references to “50%”.

Special Meetings of the Stockholders

Each of Isle and ERI has agreed, as promptly as reasonably practicable following the effectiveness of the registration statement (of which this joint proxy statement/prospectus forms a part) by the SEC, to take all action necessary in accordance with applicable laws and its governing documents to duly give notice of, convene and hold the Isle Special Meeting and the ERI Special Meeting, respectively.

Neither Isle nor ERI is permitted to postpone or adjourn their respective special meetings unless (a) required by applicable law (including, the case of Isle, to provide additional disclosure to the Isle stockholders regarding a Company Acquisition Proposal) or (b) needed to solicit additional votes in favor of adoption of the Merger Agreement and approval of the First Step Merger, in the case of Isle, or approval of the Share Issuance, in the case of ERI, in each case as applicable, if sufficient votes to the obtain the requisite approvals for such matters have not been obtained. However, the special meetings may only be postponed or adjourned to a date that is the earlier of (i) twenty-five days after the date for which the applicable special meeting was originally scheduled (excluding any adjournments or postponements required by applicable law) and (ii) three business days prior to the Termination Date.

Isle has agreed that the Isle Board will recommend that its stockholders adopt the Merger Agreement, that it will use reasonable best efforts to solicit from the Isle stockholders proxies in favor of adopting the Merger Agreement and that it will take all other actions necessary or advisable to secure the vote or consent of the Isle stockholders required by the rules of NASDAQ or applicable laws to obtain such approvals, unless the Isle Board makes a Company Adverse Recommendation Change, see “—No Solicitation of Alternative Proposals” beginning on page 143.

ERI has agreed that the ERI Board will recommend that its stockholders approve the Share Issuance, that it will use reasonable best efforts to solicit from the ERI stockholders proxies in favor of approving the Share Issuance and that it will take all other actions necessary or advisable to secure the vote or consent of the ERI stockholders required by the rules of NASDAQ or applicable laws to obtain such approval.

Isle and ERI have agreed to use their reasonable best efforts to hold their respective special meetings on the same date and at the same time.

Efforts to Complete the Mergers

Each of Isle and ERI has agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to cooperate with each other to do, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement at the earliest practicable date, including:

•	causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the taking of such actions as are necessary to obtain any requisite expiration or termination of any applicable waiting period under the HSR Act;

•	taking the steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to any governmental entity or any other person required in order to permit consummation of the transactions contemplated by the Merger Agreement;

•	defending all lawsuits and other proceedings by or before any governmental entity challenging the Merger Agreement or the consummation of the Mergers; and

•	resolving any objection asserted with respect to the transactions contemplated under the Merger Agreement raised by any governmental entity and preventing the entry of any court order, and vacating, lifting, reversing or overturning any injunction, decree, ruling, order or other action of any governmental entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement.

In furtherance of the foregoing, each of Isle and ERI has agreed to prepare and submit an appropriate “Notification and Report Form” pursuant to the HSR Act by October 10, 2016 and to pay its own filing fees and costs associated with its HSR Act filings. In addition, ERI and Isle have agreed to prepare and submit, and to cause certain of their respective representatives to prepare and submit, all applications and supporting materials necessary to obtain the necessary approvals from the certain gaming regulators as promptly as practicable, and in no event later than 90 days after the execution of the Merger Agreement.

Compensation and Employee Benefits Matters

ERI has agreed that it will, or will cause its subsidiaries to, from the Effective Time until December 31, 2017, offer each employee of Isle and Isle’s subsidiaries (to the extent he or she remains employed by ERI or its subsidiaries) compensation (including wages, salaries and cash bonus opportunities) and other employee benefits (excluding equity-based or equity-linked compensation or benefits and any pension or other retiree benefits), in each case, which are not materially less favorable in the aggregate than those provided to such employees as of immediately prior to the Effective Time or, if less, than those offered to similarly-situated employees of ERI and its subsidiaries.

Isle and ERI have agreed that, from and after the Effective Time, with respect to any employee benefit plans, programs, policies and arrangements that are established or maintained by ERI or any of ERI’s subsidiaries:

•	employees of Isle and Isle’s subsidiaries and such employees’ eligible dependents will be given credit for their service with Isle and Isle’s subsidiaries for all purposes, including eligibility to participate, vesting and benefit accrual (but not benefit accrual under a defined benefit pension plan), to the same extent such service was taken into account by Isle and Isle’s subsidiaries under a corresponding Isle employee benefit plan, program, policy or arrangement immediately prior to the Effective Time;

•	any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations will be waived for employees of Isle and Isle’s subsidiaries and such employees’ eligible dependents, except that, in the case of any insured arrangement, any such waivers will be subject to the consent of the applicable insurer and ERI will use commercially reasonable efforts to obtain such consent;

•	employees of Isle and Isle’s subsidiaries and such employees’ eligible dependents will be given credit for amounts paid under a corresponding Isle employee benefit plan, program, policy or arrangement during the same period for purposes of applying deductibles, copayments and out of pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable ERI benefit plan, except that, in the case of any insured arrangement, any such credit will be subject to the consent of the applicable insurer and ERI will use commercially reasonable efforts to obtain such consent; and

•	Notwithstanding the foregoing, service and other amounts will not be credited to employees of Isle and Isle’s subsidiaries and their eligible dependents to the extent crediting such amounts or service would result in the duplication of benefits.

In addition, Isle and ERI have agreed that, after the Effective Time, as required and by operation of law and to the extent required by an applicable agreement or arrangement, the surviving entity of the Mergers and its subsidiaries will continue as party to and assume and agree to perform in accordance with their terms all compensation and benefits related agreements and arrangements (a) with any director, officer or employee of Isle or any of Isle’s subsidiaries, (b) covering any current and former employees of Isle or any of Isle’s subsidiaries or (c) in which any current and former employees of Isle or any of Isle’s subsidiaries is eligible to participate.

Debt Financing Covenants

ERI has agreed to use its reasonable best efforts to complete the Debt Financing and obtain, at or prior to the closing of the Mergers, the proceeds thereof described under “Bank Commitment Letter and Related Financing” beginning on page 158, including:

•	negotiating and entering into definitive agreements for the Debt Financing on the terms and conditions contained in the Commitment Letter or on other terms reasonably acceptable to ERI and not in violation of the Merger Agreement;

•	satisfying on a timely basis all conditions to obtaining the Debt Financing in such definitive agreements; and

•	bringing enforcement actions to cause the lenders and any other persons providing the Debt Financing to provide such financing.

ERI may raise the Debt Financing through sources other than those contemplated by the Commitment Letter, subject to certain requirements. In order to make use of an alternative financing source, ERI must promptly notify Isle of any such alternative financing and the terms of such alternative financing (a) must not be materially less favorable to ERI and Isle than the Debt Financing and (b) must be such that they would not reasonably be expected to cause any delay in the consummation of the Mergers as compared to the Debt Financing. In addition, the alternative financing must provide funds sufficient to meet ERI’s obligations to (i) pay the Merger Consideration, (ii) refinance any outstanding indebtedness of Isle and Isle’s subsidiaries, and (iii) pay all fees and expenses of Isle and Isle’s subsidiaries in connection with the Mergers, the Debt Financing and the other transactions contemplated by the Merger Agreement. ERI and Isle have agreed that no alternative financing will include the issuance of ERI common stock or ERI stock options or other rights to acquire ERI common stock.

In the event any portion of the Debt Financing, or if applicable any alternative financing, becomes unavailable, ERI must use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain bridge financing, alternative debt financing or equity financing from alternative sources in an amount sufficient to meet ERI’s obligations to (i) pay the Merger Consideration, (ii) refinance any outstanding indebtedness of Isle and Isle’s subsidiaries, and (iii) pay all fees and expenses of Isle and Isle’s subsidiaries in connection with the Mergers, the Debt Financing and the other transactions contemplated by the Merger Agreement.

ERI, Merger Sub A and Merger Sub B have agreed not to make any amendments or modifications to or replacements of, or to grant any waivers of, any condition or other provision or remedy under the Commitment Letter for the Debt Financing without the prior written consent of Isle, which consent will not be unreasonably delayed, conditioned or withheld, if such amendments, modifications, waivers or replacements would (a) delay or prevent the closing of the Mergers, (b) modify the conditions contained in the Commitment Letter or create any new condition to the Debt Financing, (c) reduce the net cash proceeds of the Debt Financing, including any reduction in the aggregate principal amount, (d) change the date for termination and/or expiration of the Commitment Letter to an earlier date or (e) adversely impact the ability of ERI, Merger Sub A and Merger Sub B to enforce their rights against other parties to the Commitment Letter prior to the closing of the Mergers. ERI has also agreed not to permit any assignment of rights or obligations under the Commitment Letter, but ERI may permit a syndication of the Debt Financing by its lender so long as the lender remains obligated to fund its commitment under the Commitment Letter until the Debt Financing is fully funded.

ERI has agreed to give Isle prompt notice of the receipt of any written notice from its lender or any other source of debt financing regarding their termination or repudiation of the Commitment Letter. ERI has also agreed to give Isle prompt notice if for any reason any portion of the Debt Financing actually becomes unavailable on the terms and conditions contemplated in the Commitment Letter. However, in each of the foregoing cases, ERI and its affiliates are not required to disclose any such information pursuant to the extent that (a) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (b) the disclosure of such information would be prohibited or restricted by applicable law.

Isle has agreed to use, and to cause its subsidiaries to use, reasonable best efforts to cause its and their respective representatives to provide reasonable or customary cooperation to ERI, Merger Sub A and Merger Sub B as ERI reasonably requests in connection with the Debt Financing (provided that such requested cooperation is consistent with applicable law and does not materially interfere with the operations of Isle and Isle’s subsidiaries). Such cooperation includes:

•	participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies as reasonably requested by ERI and otherwise reasonably cooperating with the marketing efforts of ERI, Merger Sub A and Merger Sub B and ERI’s debt financing sources for the Debt Financing;

•	providing all reasonably requested assistance with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing;

•	promptly furnishing ERI and ERI’s debt financing sources with customary financial and other information regarding Isle and Isle’s subsidiaries including non-public and pro forma financial information and projections as may be reasonably requested by ERI for purposes of due diligence by ERI’s debt financing sources or to prepare any offering memorandum, confidential information statement, lender presentation and other materials contemplated by the Commitment Letter;

•	using reasonable best efforts to obtain customary accountants’ comfort letters (including providing any necessary management representation letters), legal opinions, appraisals, surveys, title insurance, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments and other documentation and items relating to the Debt Financing as reasonably requested by ERI and, if requested by any of ERI, Merger Sub A and Merger Sub B, to cooperate with and assist them in obtaining such documentation and items;

•	reasonable or customary participation by appropriate senior management of Isle in the negotiation and preparation of the documentation relating to the Debt Financing, provided that any such documents executed and delivered by Isle or any of Isle’s subsidiaries shall be subject (or not delivered prior) to the occurrence of the Effective Time;

•	using reasonable best efforts to take such actions that are reasonably necessary to (a) permit the prospective lenders involved in the Debt Financing to perform customary due diligence of Isle and Isle’s subsidiaries and (b) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that any such accounts and arrangements shall be effective no earlier than the date of the closing of the Mergers;

•	providing customary payoff letters and lien releases (subject, in each case, to receipt of funds from ERI sufficient to make such repayments); and

•	consenting to the use of Isle’s and its subsidiaries’ logos to the extent customary in connection with marketing the Debt Financing, as long as such logos are used solely in a manner that is not intended to, or is not reasonably likely to, harm or disparage Isle or any of Isle’s subsidiaries or the reputation or goodwill of Isle or any of Isle’s subsidiaries.

Nothing in the Merger Agreement requires Isle or any of Isle’s subsidiaries to do any of the following in connection with the Debt Financing:

•	provide any cooperation to the extent that it would materially interfere with the business or operations of Isle or any of Isle’s subsidiaries;

•	enter into any instrument or contract, or agree to any change or modification to any instrument or contract or take any action with respect to its existing indebtedness (other than giving required notices of intent to terminate hedge agreements and repay LIBOR loans), prior to the occurrence of the Effective Time that would be effective if the Effective Time does not occur;

•	provide any cooperation, or take any action, that would cause Isle to breach any provision or fail to perform any of its obligations under the Merger Agreement or cause any condition to closing set forth in the Merger Agreement to fail to be satisfied;

•	cause any of their respective boards of directors (or equivalent bodies) to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action in each case for the purpose of approving the Debt Financing; or

•	pay any commitment or other similar fee in respect of the Debt Financing prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by ERI.

ERI has agreed to indemnify, defend and hold harmless Isle, its subsidiaries and their respective representatives from and against any losses suffered or incurred by them in connection with (a) any action taken by them at the request of any of ERI, Merger Sub A or Merger Sub B pursuant to the Debt Financing-related provisions of the Merger Agreement or in connection with arranging the Debt Financing or (b) any information utilized in connection therewith. ERI has agreed to promptly, upon request by Isle, reimburse Isle for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Isle or any of Isle’s subsidiaries in connection with the cooperation they have provided in connection with the Debt Financing.

Governance Matters Following the Mergers

Effective as of the consummation of the Second Step Merger, ERI is required to take all actions necessary to expand its board of directors from seven directors to nine directors and to appoint two persons currently serving on the Isle Board to such newly created seats. The two Isle directors to be appointed to such seats will be Bonnie Biumi and Gregory J. Kozicz. ERI is also required to use its reasonable best efforts to cause each of the former Isle directors appointed to the ERI Board to be re-elected at each of the two annual meetings of ERI’s stockholders occurring after the closing of the Mergers.

Other Covenants and Agreements

The Merger Agreement contains additional covenants and agreements among Isle, ERI, Merger Sub A and Merger Sub B relating to the following matters, among other things:

•	control of each party’s respective operations;

•	preparation of the registration statement and this joint proxy statement/prospectus in connection with the Mergers;

•	confidentiality and access by ERI to certain information about Isle, and by Isle to certain information about ERI, during the period prior to the Effective Time;

•	indemnification of Isle officers and directors for certain acts occurring prior the Effective Time;

•	cooperation between Isle and ERI in connection with public announcements;

•	payoff of, and Isle’s cooperation with respect to the payoff of, Isle’s credit facility and outstanding notes;

•	taking steps as may be required to cause any dispositions of Isle equity securities and the receipt of ERI equity securities, in each case as contemplated by the Merger Agreement, by certain Isle directors and officers subject to reporting requirements under Section 16(a) of the Exchange Act to be exempt from liability under Section 16(b) of the Exchange Act;

•	certain tax matters; and

•	participation by ERI in the defense or settlement of any stockholder litigation against Isle or any of Isle’s directors and executive officers relating to the transactions contemplated by the Merger Agreement.

Conditions to the Obligation to Effect the Mergers

Conditions to the Obligation of the Parties to Effect the Mergers

Each party’s obligation to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

•	the Isle stockholders will have adopted the Merger Agreement and the ERI stockholders will have approved the Share Issuance;

•	no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition will be in effect, and no law will have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Mergers;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement will have expired or been terminated;

•	all required approvals from gaming regulatory authorities will have been obtained without the imposition of material restrictions and such approvals being in full force and effect (the “Gaming Approval Condition”);

•	the registration statement (of which this joint proxy statement/prospectus forms a part) must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement must have been issued by the SEC and no proceedings for that purpose will have been threatened or initiated by the SEC; and

•	the shares of ERI common stock to be issued pursuant to the Mergers will have been approved for listing on NASDAQ, subject to official notice of issuance.

Conditions to the Obligation of Isle to Effect the Mergers

Isle’s obligation to effect the Mergers is also subject to the satisfaction, or waiver by Isle, at or prior to the Effective Time of the following conditions:

•	(a) the representations and warranties of ERI, Merger Sub A and Merger Sub B (other than those relating to authority, capitalization and brokers) must be true and correct in all respects (without giving effect to any materiality qualifiers contained therein) when made and as of the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which must be true and correct as of that date), except where a failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (b) the representations of ERI, Merger Sub A and Merger Sub B relating to authority, capitalization and brokers must be true and correct in all material respects when made and as of the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which must be true and correct as of that date);

•	each of ERI, Merger Sub A and Merger Sub B will have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Effective Time;

•	there will have been no event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or events, has resulted or would reasonably be expected to result in a Material Adverse Effect on ERI;

•	Isle will have received a certificate signed by an executive officer of ERI certifying the satisfaction of the conditions set forth in the first and second bullet points in this section; and

•	Isle will have received a tax opinion from Mayer Brown dated as of the date of the closing of the Mergers to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion and in certificates delivered by each of Isle and ERI, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to the Obligation of ERI, Merger Sub A and Merger Sub B to Effect the Mergers

Each of ERI’s, Merger Sub A’s and Merger Sub B’s obligation to effect the Mergers is also subject to the satisfaction, or waiver by ERI, at or prior to the Effective Time of the following conditions:

•	(a) the representations and warranties of Isle (other than those relating to authority, capitalization and brokers) must be true and correct in all respects (without giving effect to any materiality qualifiers contained therein) when made and as of the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which must be true and correct as of that date), except where a failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (b) the representations of Isle relating to authority, capitalization and brokers must be true and correct in all material respects when made and as of the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which must be true and correct as of that date);

•	Isle will have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;

•	there will have been no event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or events, has resulted or would reasonably be expected to result in a Material Adverse Effect on Isle;

•	ERI will have received a certificate signed by an executive officer of Isle certifying the satisfaction of the conditions set forth in the first and second bullet points in this section; and

•	ERI will have received a tax opinion from Milbank dated as of the date of the closing of the Mergers to the effect that, based on the facts, representations, assumptions and exclusions set forth or described in such opinion and in certificates delivered by each of Isle and ERI, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

None of the parties to the Merger Agreement may rely on any failure of any of the preceding conditions to be satisfied if such failure was caused by such party’s breach of the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by the mutual written consent of ERI and Isle (notwithstanding whether the Merger Agreement was adopted by the Isle stockholders or the Share Issuance was approved by the ERI stockholders);

•	by either ERI or Isle if (notwithstanding whether the Merger Agreement was adopted by the Isle stockholders or the Share Issuance was approved by the ERI stockholders):

•	the Mergers have not been consummated before June 19, 2017, subject to extension by either ERI or Isle to September 17, 2017 by written notice to the other party if all conditions to the closing of the Mergers (other than those conditions that are to be satisfied at the closing of the Mergers) have been satisfied as of June 19, 2017 except for the Gaming Approval Condition (such date as may be extended, the “Termination Date”), except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in the failure of the Mergers to be consummated by the Termination Date (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	any of Isle, ERI, Merger Sub A or Merger Sub B receives a definitive written notice or determination from any applicable gaming authority that any of Isle, ERI, Merger Sub A or Merger Sub B will not be granted any gaming approval required to satisfy the Gaming Approval Condition, except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in any such gaming authority’s refusal to grant any such gaming approval (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action has become final and non-appealable, except that neither ERI nor Isle may terminate the Merger Agreement pursuant to this provision if such party’s breach or any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of or resulted in such judgment, order, injunction, rule, decree or other action (it being understood that, for purposes of this provision, any breach by Merger Sub A or Merger Sub B will be deemed to be a breach by ERI);

•	the ERI stockholders do not approve the Share Issuance at the ERI Special Meeting or at any adjournment or postponement thereof where a vote seeking approval of the Share Issuance was taken; or

•	the Isle stockholders do not vote in favor of adopting the Merger Agreement at the Isle Special Meeting or at any adjournment or postponement thereof where a vote seeking the adoption of the Merger Agreement was taken;

•	by Isle if (notwithstanding whether the Share Issuance was approved by the ERI stockholders or, in the case of the first bullet immediately below, the Merger Agreement was adopted by the Isle stockholders):

•	any of ERI, Merger Sub A or Merger Sub B has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in the failure of a mutual or Isle-specific condition to closing and (b) cannot be cured by the Termination Date, except that if such breach or failure to perform is curable, Isle will have given ERI notice, delivered at least thirty days prior to such termination (or if such breach or failure to perform occurs within thirty days of the Termination Date, delivered within seven days of such breach or of the date such performance was due), stating Isle’s intention to terminate the Merger Agreement pursuant to this provision and the basis for such termination;

•	prior to the adoption of the Merger Agreement by the Isle stockholders, the Isle Board effects a Company Adverse Recommendation Change in accordance with the terms of the Merger Agreement in order for Isle to enter into a Company Acquisition Agreement in respect of a Superior Company Proposal, provided that Isle pays the $30.0 million termination fee and enters into such Company Acquisition Agreement substantially concurrently with such termination; or

•	(a) all conditions to closing have been satisfied (other than those conditions that are to be satisfied at the closing of the Mergers, provided that such conditions are reasonably capable of being satisfied), (b) Isle has indicated to ERI in writing that Isle will deliver its closing officer’s certificate and that it is ready, willing and able to consummate the closing of the Mergers and (c) ERI fails to consummate the closing of the Mergers within three business days after Isle’s delivery of such certificate due to a failure to receive the proceeds from the Debt Financing;

•	by ERI if (notwithstanding whether the Share Issuance was approved by the ERI stockholders or, in the case of the second bullet immediately below, the Merger Agreement was adopted by the Isle stockholders):

•	Isle has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (a) would result in the failure of a mutual or ERI-specific condition to closing and (b) cannot be cured by the Termination Date, except that if such breach or failure to perform is curable, ERI will have given Isle notice, delivered at least thirty days prior to such termination (or if such breach or failure to perform occurs within thirty days of the Termination Date, delivered within seven days of such breach or of the date such performance was due), stating ERI’s intention to terminate the Merger Agreement pursuant to this provision and the basis for such termination; or

•	prior to the adoption of the Merger Agreement by the Isle stockholders:

•	the Isle Board effects a Company Adverse Recommendation Change;

•	Isle has entered into or has publicly announced its intention to enter into a Company Acquisition Agreement;

•	Isle has in any material respect breached its non-solicitation covenants set forth in the Merger Agreement; or

•	Isle or the Isle Board (or any committee thereof) publicly announces its intentions to take any of the foregoing actions.

Effect of Termination; Termination Fee and Financing Failure Fee

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect and there will be no liability or obligation of Isle, ERI, Merger Sub A and Merger Sub B to the other parties, except that (a) the obligations to pay the $30.0 million termination fee and the $60.0 million financing failure fee as described above and (b) certain other provisions of the Merger Agreement, in each case, will survive such termination. However, if a party to the Merger Agreement commits a Willful Breach (as defined below), then such party will be fully liable for any liabilities or damages suffered by the other parties as a result of such Willful Breach.

As referred to herein, a “Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in the Merger Agreement that is a consequence of an intentional act or failure to act by a party. ERI and Isle have agreed that, for the avoidance of doubt, a Willful Breach specifically includes the failure to effect the closing of the Mergers in accordance with the terms of the Merger Agreement during the time period set forth therein.

Termination Fee and Financing Failure Fee

Isle will pay ERI a $30.0 million termination fee if:

•	ERI terminates the Merger Agreement because, prior the adoption of the Merger Agreement by the Isle stockholders:

•	the Isle Board effects a Company Adverse Recommendation Change;

•	Isle has entered into or has publicly announced its intention to enter into a Company Acquisition Agreement;

•	Isle has in any material respect breached its non-solicitation covenants set forth in the Merger Agreement; or

•	Isle or the Isle Board (or any committee thereof) publicly announces its intentions to take any of the foregoing actions;

•	Isle terminates the Merger Agreement to enter into a Company Acquisition Agreement in respect of a Superior Company Proposal;

•	(a) prior to the time the Isle stockholders adopt the Merger Agreement, ERI terminates the Merger Agreement due to a breach or failure to perform by Isle, (b) prior to such breach or failure to perform, a Company Acquisition Proposal was publicly disclosed or otherwise made or communicated to Isle or the Isle Board and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal;

•	(a) prior to the time the Isle stockholders adopt the Merger Agreement, either ERI or Isle terminates the Merger Agreement due to the occurrence of the Termination Date, (b) prior to such termination, a Company Acquisition Proposal was publicly disclosed and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal; or

•	(a) either ERI or Isle terminates the Merger Agreement due to a failure to obtain the Isle stockholders’ adoption of the Merger Agreement, (b) prior to the Isle Special Meeting, a Company Acquisition Proposal was publicly disclosed and was not withdrawn and (c) within twelve months following the date of such termination, Isle enters into a definitive agreement with respect to any Company Acquisition Proposal which is subsequently consummated or consummates a Company Acquisition Proposal;

For purposes of the third, fourth and fifth foregoing bullets, all references in the term Company Acquisition Proposal to “15%” are deemed to be references to “more than 50%.”

ERI will pay Isle a financing failure fee equal to $60.0 million if Isle terminates the Merger Agreement because (a) all conditions to closing have been satisfied (other than those conditions that are to be satisfied at the closing of the Mergers, provided that such conditions are reasonably capable of being satisfied), (b) Isle has indicated to ERI in writing that Isle will deliver its closing officer’s certificate and that it is ready, willing and able to consummate the closing of the Mergers and (c) ERI fails to consummate the closing of the Mergers within three business days after Isle’s delivery of such certificate due to a failure to receive the proceeds from the Debt Financing.

The sole remedy for any termination described above is payment of the $30.0 million termination fee or the $60.0 million financing failure fee, as applicable, except in the case of a Willful Breach, see “—Effect of Termination” beginning on page 155.

Amendment, Modification and Waiver

The Merger Agreement may be amended, modified or supplemented by the parties in writing signed on behalf of each of the parties at any time prior to the Effective Time, whether before or after the ERI stockholder approval of the Share Issuance or the Isle stockholder adoption of the Merger Agreement, except that, after the ERI stockholders approve of the Share Issuance or the Isle stockholders adopt the Merger Agreement, no amendment, modification or supplement may be made which under applicable law and NASDAQ rules requires further approval or adoption by such stockholders, as applicable. Certain provisions relating to the Debt Financing may not be amended, modified or supplemented in a manner that is materially adverse to the Debt Financing sources without the prior written consent of the Debt Financing sources (which consent will not be unreasonably withheld, conditioned or delayed).

At any time prior to the Effective Time, the parties may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement, except that after the ERI stockholders approve of the Share Issuance or the Isle stockholders adopt the Merger Agreement, no waiver may be made which under applicable law requires further approval or adoption by such stockholders, as applicable. A waiver by a party is only valid if it is in writing and signed by an authorized officer of such party.

No Third-Party Beneficiaries

The Merger Agreement is not intended to, and does not, confer upon any person other than Isle, ERI, Merger Sub A and Merger Sub B and their respective successors and permitted assigns any rights, except that (a) certain Isle directors will have right to enforce ERI’s obligation to appoint them to the ERI Board after the consummation of the Mergers and use reasonable efforts to cause each such Isle director to be re-elected at the two annual meetings of the ERI stockholders occurring after the closing of the Mergers, (b) Isle’s officers and directors will have the right to enforce ERI’s obligation to continue to provide indemnification and liability insurance coverage following the consummation of the Mergers and (c) ERI’s debt financing sources will have the right to enforce certain provisions of the Merger Agreement.

Governing Law; Jurisdiction

The Merger Agreement and all disputes or controversies arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement will be governed by and construed in accordance with Delaware law without regard to any applicable conflicts of law. Each of the parties has agreed that any legal action or proceeding arising out of or relating to the Merger Agreement brought by any party or its affiliates against any other party or its affiliates will be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware.

Specific Performance

The parties agree that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed in accordance with its specific terms or are otherwise breached. The parties have also agreed that, subject to the limitations set forth in the Merger Agreement, each of the parties will be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy each party is entitled to at law, in equity or pursuant to the terms of the Merger Agreement. Each of the parties has waived (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Furthermore, the parties have also acknowledged and agreed that Isle will be entitled to specific performance to cause ERI to effect the closing of the Mergers as described in “—Effective Time and Completion of the Mergers” beginning on page 134, so long as (a) all of the conditions to closing have been satisfied (other than those conditions that are to be satisfied at the closing of the Mergers, provided that such conditions are reasonably capable of being satisfied) and (b) Isle has indicated to ERI in writing that Isle will deliver its closing officer’s certificate and that it is irrevocably ready, willing and able to consummate the closing of the Mergers.

BANK COMMITMENT LETTER AND RELATED FINANCING

General

The Merger Agreement is not subject to any financing contingency. ERI intends to finance the cash portion of the Merger Consideration with debt and cash on hand. With respect to the Debt Financing, ERI has obtained a commitment for the financing necessary to complete the transaction from JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, joint lead arranger and joint book runner. In connection with the execution of the Merger Agreement, ERI and JPMorgan Chase Bank, N.A. entered into the Commitment Letter. Thereafter, on October 6, 2016, ERI and JPMorgan Chase Bank, N.A. entered into the Commitment Joinders with each of Macquarie Capital Funding LLC, KeyBank, National Association, Capital One, National Association, SunTrust Bank and U.S. Bank National Association and the Additional Agents. Pursuant to the Commitment Letter and the Commitment Joinders, each Additional Agent assumed, and JP Morgan Chase Bank, N.A. assigned, a portion of the commitments initially made by JP Morgan Chase Bank, N.A. under the Commitment Letter. In addition, each Additional Agent, or an affiliate thereof also executed the corresponding Commitment Joinder to accept appointment as a joint lead arranger and joint bookrunner.

The commitments and other obligations set forth in the Commitment Letter will expire on the earliest of (a) the Termination Date (as defined in the Merger Agreement, as may be extended pursuant to the terms of the Merger Agreement), unless the closing date of the Mergers occurs on or prior thereto, (b) in the case of the commitments with respect to the Bridge Facility (as defined below) only, the date of the issuance of the Notes (as defined below), in escrow or otherwise, in lieu of a borrowing thereunder, (c) the termination of the Merger Agreement and (d) the closing of the Mergers without the use of the Senior Credit Facilities (as defined below).

Senior Credit Facilities

The Commitment Letter provides for (x) $1.750 billion in senior secured credit facilities of ERI (collectively, the “Senior Credit Facilities”) comprised of (i) a term loan B facility of up to $1.450 billion (the “Term Loan Facility”) and (ii) a revolving credit facility of $300.0 million (the “Revolving Credit Facility”) and (y) an amount equal to at least $375.0 million in gross proceeds from the issuance and sale by ERI of senior unsecured notes (the “Notes”) or, if the Notes are not issued and sold on or prior to the Closing Date, an amount equal to at least $375.0 million in senior unsecured bridge loans (the “Bridge Loans” and together with any Rollover Loans and Exchange Notes (each, as defined in the Commitment Letter), the “Bridge Facility” and, collectively with the Senior Credit Facilities, the “Facilities”). The Facilities may be used to finance a portion of the aggregate Cash Consideration of, and to pay the fees and expenses in connection with, the Mergers, to repay certain existing indebtedness of ERI, Isle and their respective subsidiaries, and to provide working capital to ERI and its subsidiaries from and after the closing of the Mergers.

Pursuant to the terms of the Commitment Letter, the definitive agreements to be entered into with respect to the Facilities will contain (a) representations and warranties customary for transactions of this type and (b) covenants customary for transactions of this type and borrowers of similar size, revenue and leverage. The closing of the Facilities and availability of the proceeds for use in connection with the Mergers will be subject to the satisfaction of certain conditions, including (x) the accuracy of certain specified representations and warranties with respect to Isle and ERI as described in the Commitment Letter, (y) the negotiation, execution and delivery of definitive loan and security documentation for the Facilities and (z) other customary closing conditions more fully set forth in the Commitment Letter.

JPMorgan Chase Bank, N.A. and the Additional Agents (or affiliates thereof, as applicable), in their capacity as joint lead arrangers and joint book managers, have the right to form a syndicate of financial institutions for the Facilities (the “Lenders”) in consultation with ERI. Such right to syndicate the Facilities, however, does not relieve JPMorgan Chase Bank, N.A. or the other Additional Agents, from funding their respective commitments to the Facilities on the closing of the Mergers.

ERI will indemnify JPMorgan Chase Bank, N.A. the Additional Agents, each Lender, and each of their affiliates from and against all claims, damages, losses, liabilities and expenses, arising out of or in connection with the matters contemplated by the Commitment Letter, the Mergers or related transactions or the Facilities and any other financings or the use of financing proceeds. No person will be indemnified for claims, damages, losses, liabilities or expenses to the extent determined by a final, nonappealable judgment by a court of competent jurisdiction to have resulted from either such person’s gross negligence or willful misconduct.

THE GFIL VOTING AGREEMENT

The following section sets forth the principal terms of the GFIL Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties to the GFIL Voting Agreement are governed by its express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the GFIL Voting Agreement. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the GFIL Voting Agreement. You are encouraged to read the GFIL Voting Agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding your vote.

Parties to the GFIL Voting Agreement

As a condition and inducement to ERI’s willingness to enter into the Merger Agreement, GFIL, ERI and Isle have entered into a voting agreement, dated September 19, 2016 (as it may be amended, the “GFIL Voting Agreement”).

As of December 14, 2016, GFIL beneficially owned 14,565,457 shares of Isle common stock or approximately 35.2% of the voting power of Isle common stock.

Agreement to Vote and Grant of Proxy

Under the terms of the GFIL Voting Agreement, GFIL has agreed to vote all of the shares of Isle stock beneficially owned by GFIL (whether such shares were acquired before or after the execution of the GFIL Voting Agreement):

•	in favor of (a) the Mergers, (b) the adoption of the Merger Agreement and (c) any other matters necessary for the consummation of the Mergers that may be submitted to a vote of Isle stockholders, at every meeting (or in connection with any action by written consent) of Isle stockholders at which such matters are considered and at every adjournment thereof; and

•	against (a) any inquiry, proposal or offer from any Person or group of Persons other than ERI or ERI’s subsidiaries for (i) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of Isle or certain of Isle’s Subsidiaries or (ii) the acquisition in any manner of over 20% of the equity securities or total assets of Isle and its Subsidiaries other than the Mergers, and (b) any action, proposal, transaction or agreement that is intended or would reasonably be expected to (i) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Isle under the Merger Agreement or of GFIL under the GFIL Voting Agreement, (ii) impede or materially interfere with, delay, postpone or adversely affect the timely consummation of the Mergers or any of the transactions contemplated by the Merger Agreement or the GFIL Voting Agreement or (iii) change in any manner the voting rights of any class of shares of Isle (including any amendments to Isle’s certificate of incorporation or bylaws).

GFIL has appointed ERI and any designee of ERI as its irrevocable proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the GFIL Voting Agreement with respect to the shares of Isle common stock beneficially owned by GFIL, but only to the extent provided by the terms of the GFIL Voting Agreement summarized above.

Restrictions on Transfers and Encumbrances

The GFIL Voting Agreement generally prohibits the assignment, sale, transfer, tender, exchange, pledge, hypothecation, encumbrance, or other disposition by GFIL of its shares of Isle common stock, or the entry into of an agreement, arrangement, or understanding to do any of the foregoing.

Termination

The GFIL Voting Agreement will terminate upon the first to occur of the following:

•	the closing of the First Step Merger;

•	the termination of the Merger Agreement in accordance with its terms; and

•	written notice of termination of the GFIL Voting Agreement by ERI to GFIL.

GFIL Registration Rights

In consideration of entering into the GFIL Voting Agreement, ERI has agreed to grant to GFIL customary demand and piggy-back registration rights, including the right to request that ERI file a shelf registration statement on Form S-3 registering the sale of shares of ERI common stock held by GFIL, which will be reflected in an agreement in form and substance reasonably acceptable to GFIL and ERI and containing customary terms and conditions.

THE REI VOTING AGREEMENT

The following section sets forth the principal terms of the REI Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties to the REI Voting Agreement are governed by its express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the REI Voting Agreement. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the REI Voting Agreement. You are encouraged to read the REI Voting Agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding your vote.

Parties to the REI Voting Agreement

As a condition and inducement to Isle’s willingness to enter into the Merger Agreement, REI, ERI and Isle have entered into a voting agreement, dated September 19, 2016 (as it may be amended, the “REI Voting Agreement”).

As of December 14, 2016, REI beneficially owned 11,129,867  shares of ERI common stock or approximately 23.6% of the voting power of Isle common stock.

Agreement to Vote and Grant of Proxy

Under the terms of the REI Voting Agreement, REI has agreed to vote all of the shares of ERI stock beneficially owned by REI (whether such shares were acquired before or after the execution of the REI Voting Agreement):

•	in favor of (a) the Share Issuance and (b) any other matters necessary for the consummation of the Mergers that may be submitted to a vote of ERI stockholders, at every meeting (or in connection with any action by written consent) of ERI stockholders at which such matters are considered and at every adjournment thereof; and

•	against any action, proposal, transaction or agreement that is intended or would reasonably be expected to (a) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of ERI under the Merger Agreement or of REI under the REI Voting Agreement, (b) impede, interfere with, delay, postpone or adversely affect the timely consummation of the Mergers or any of the other the transactions contemplated by the Merger Agreement or the REI Voting Agreement or (c) change in any manner the voting rights of any class of shares of ERI (including any amendments to ERI’s certificate of incorporation or bylaws).

REI has appointed Isle and any designee of Isle as its irrevocable proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the REI Voting Agreement with respect to the shares of ERI common stock beneficially owned by REI, but only to the extent provided by the terms of the REI Voting Agreement summarized above.

Restrictions on Transfers and Encumbrances

The REI Voting Agreement generally prohibits the assignment, sale, transfer, tender, exchange, pledge, hypothecation, encumbrance, or other disposition by REI of its shares of ERI common stock, or the entrance into an agreement, arrangement, or understanding to do any of the foregoing.

Termination

The Voting Agreement will terminate upon the first to occur of the following:

•	the closing of the First Step Merger;

•	the termination of the Merger Agreement in accordance with its terms; and

•	written notice of termination of the REI Voting Agreement by Isle to REI.

REI Registration Rights

In consideration of entering into the REI Voting Agreement, ERI has agreed to grant to REI customary demand and piggy-back registration rights, including the right to request that ERI file a shelf registration statement on Form S-3 registering the sale of shares of ERI common stock held by REI, which will be reflected in an agreement in form and substance reasonably acceptable to REI and ERI and containing customary terms and conditions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations, assumptions and qualifications described herein, this section describes the material U.S. federal income tax consequences of the Mergers to U.S. holders of Isle common stock that exchange their Isle common stock for ERI common stock, cash or a combination thereof in the Mergers.

For purposes of this discussion, a U.S. holder is a beneficial owner of Isle common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or other arrangement treated as a partnership for U.S. federal income tax purposes) holds Isle common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Isle common stock, you should consult your own tax advisor.

This discussion addresses only those Isle stockholders that hold their Isle common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Isle stockholders in light of their individual circumstances or to Isle stockholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities and their owners;

•	insurance companies;

•	tax-exempt organizations;

•	mutual funds or regulated investment companies;

•	real estate investment trusts;

•	individual retirement or other tax-deferred accounts;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Isle common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

•	certain U.S. expatriates or former long-term residents of the United States;

•	persons that have a functional currency other than the U.S. dollar;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that are not U.S. holders; and

•	stockholders that acquired their shares of Isle common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax, estate or gift tax, or any state, local or foreign tax consequences of the Mergers, nor does it address the U.S. “Medicare” tax on unearned income.

The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Non-U.S. holders and U.S. holders who may be subject to taxes other than U.S. federal income taxes should consult their own tax advisors regarding the imposition of any such taxes as a result of the Mergers.

Tax Treatment of the Mergers

The obligation of Isle to complete the Mergers is conditioned upon the receipt by Isle of an opinion from Mayer Brown, counsel to Isle, to the effect that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of ERI to complete the Mergers is conditioned upon the receipt by ERI of an opinion from Milbank, counsel to ERI, to the effect that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions of counsel will be based upon the Code, Treasury Regulations, administrative rulings, and judicial decisions as of the date the opinions are issued, each of which may be subject to change, possibly with retroactive effect. Any such change could affect the conclusions reached in the opinions. In addition, in rendering the opinions, counsel will rely upon customary assumptions and customary representations to be made by Isle and ERI and the opinions will be subject to certain qualifications and limitations as set forth in the opinions. If any of the assumptions or representations upon which the opinions will be based is inconsistent with the actual facts, the conclusions reached in the tax opinions could be jeopardized.

These opinions will not be binding on the IRS or the courts. Isle and ERI have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Isle stockholder should consult its tax advisor with respect to the particular tax consequences of the Mergers to such holder, including the consequences if the IRS successfully challenged the treatment of the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code.

Tax Consequences to U.S. Holders of Isle Common Stock

Subject to the foregoing discussion in this “Material United States Federal Income Tax Consequences” section, the remainder of this section represents the opinion of Mayer Brown, counsel to Isle, and Milbank, counsel to ERI, to the extent it relates to the material U.S. federal income tax consequences of the Mergers to U.S. holders of Isle common stock. This opinion is based upon representations contained in representation letters provided by Isle and ERI and on customary assumptions, all of which must continue to be true and accurate in all material respects as of the date of the Mergers and thereafter as relevant. The material U.S. federal income tax consequences of the Mergers to U.S. holders of Isle common stock will be as follows:

•	gain or loss will be recognized by those holders that receive solely cash in exchange for Isle common stock pursuant to the Mergers equal to the difference between the amount of cash received by such holder and such holder’s adjusted basis in its shares of Isle common stock;

•	except as described below in “—Cash received instead of a fractional share of ERI common stock” beginning on page 166, no gain or loss will be recognized by those holders receiving solely shares of ERI common stock in exchange for Isle common stock pursuant to the Mergers;

•

except as described below in “—Cash received instead of a fractional share of ERI common stock” beginning on page 166, gain (but not loss) will be recognized by those holders that receive shares of ERI common stock and cash in exchange for Isle common stock pursuant to the Mergers, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the ERI common stock and the amount of cash received by a holder in exchange for its Isle common stock exceeds such holder’s adjusted basis in its shares of Isle common stock, and (2) the amount of cash received by such holder of Isle common stock (other than cash received in lieu of a fractional share of ERI common stock). For purposes of this calculation, the fair market value of shares of ERI common stock will be based on the trading price of ERI common stock on the date of the Mergers, not the methodology used in the Merger Agreement to calculate the number of shares of ERI common stock to be issued to the Isle stockholder;

•	the aggregate basis of the ERI common stock received in the Mergers, including any fractional share deemed received by a holder as discussed below in “—Cash received instead of a fractional share of ERI common stock” beginning on page 166, will be the same as the aggregate basis of the shares of Isle common stock for which it is exchanged, decreased by the amount of any cash received in the Mergers (other than cash received in lieu of a fractional share of ERI common stock), and increased by the amount of gain, if any, recognized on the exchange (other than with respect to cash received in lieu of a fractional share of ERI common stock); and

•	the holding period of ERI common stock received in exchange for Isle common stock, including any fractional share deemed received by a holder as discussed below in “—Cash received instead of a fractional share of ERI common stock” beginning on page 166, generally will include the holding period of the shares of Isle common stock for which they are exchanged.

If holders of Isle common stock acquired different blocks of Isle common stock at different times or at different prices, any gain or loss would be determined separately with respect to each block of shares of Isle common stock.

Gain that holders of Isle common stock recognize in connection with the Mergers generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their shares of Isle common stock for more than one year as of the date of the Mergers. Long-term capital gain of non-corporate holders of Isle common stock is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

In some cases, such as if a U.S. holder actually or constructively owns shares of ERI common stock immediately after the Mergers that were not received in the Mergers, the gain recognized in connection with the Mergers may be treated as having the effect of the distribution of a dividend to such U.S. holder under the rules set forth in Section 302 of the Code, in which case such gain would be treated as dividend income rather than capital gain. The foregoing rules are complex and dependent on the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to the foregoing rules should consult its own tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash received instead of a fractional share of ERI common stock

A holder of Isle common stock will not receive a fractional share of ERI common stock but instead, as soon as reasonably practicable following the Mergers, the Exchange Agent will sell the shares of ERI common stock that would have been received by holders of Isle common stock as fractional shares and distribute the net proceeds of such sale (less any transfer taxes, commissions, or other out-of-pocket costs incurred by the Exchange Agent) to the applicable former holders of Isle common stock. A holder of Isle shares that receives cash instead of a fractional share of ERI common stock generally will be treated as having received the fractional share pursuant to the Mergers and then as having sold that fractional share of ERI common stock for the cash received in exchange for the fractional share. As a result, such a holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the Mergers, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

Payments of cash to a holder of Isle common stock as part of the Mergers may, under certain circumstances, be subject to information reporting and backup withholding (currently at a 28% rate), unless the holder provides proof of an applicable exemption satisfactory to the Exchange Agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of Isle common stock who receives ERI common stock as a result of the Mergers will be required to retain records pertaining to the Mergers. Each U.S. holder of Isle common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives ERI common stock in the Mergers will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s tax basis in the Isle common stock surrendered and the fair market value of the ERI common stock and cash, if any, received in the Mergers. A “significant holder” is a holder of Isle common stock who, immediately before the Mergers, owned at least 5% of the outstanding shares of Isle common stock or had an aggregate tax basis in securities of Isle of $1,000,000 or more.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF ERI’S CAPITAL STOCK

The following summary of the capital stock of ERI is subject in all respects to applicable Nevada law, the ERI articles of incorporation and the ERI bylaws. Please refer to “Comparison of Rights of Common Stockholders of ERI and Common Stockholders of Isle” and “Where You Can Find More Information” beginning on pages 169 and 207, respectively.

General

ERI’s authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share. The following summary description of certain provisions of ERI’s articles of incorporation and its bylaws does not purport to be complete and is qualified in its entirety by reference to said provisions.

Common Stock

Holders of ERI common stock are entitled to one vote for each share held on all matters submitted to a vote of the ERI stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of ERI directors may elect all of the directors standing for election. Holders of ERI common stock are entitled to receive such dividends, if any, as may be declared by the ERI Board out of funds legally available therefor. Upon ERI’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably ERI’s net assets available for distribution. Holders of ERI common stock have no preemptive rights.

The outstanding shares of ERI common stock are fully paid and non-assessable.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for ERI common stock. Continental Stock Transfer & Trust Company’s address is 17 Battery Place, New York, New York 10004 and its telephone number is (212) 509-4000.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF ERI AND COMMON STOCKHOLDERS OF ISLE

ERI is a Nevada corporation subject to the provisions of the NRS and Isle is a Delaware corporation subject to the provisions of the DGCL. If the Mergers are completed, Isle stockholders, whose rights are currently governed by the Isle certificate of incorporation, the Isle bylaws and the DGCL, will, if they receive ERI common stock as Merger Consideration, become stockholders of ERI and their rights will be governed by the ERI articles of incorporation, the ERI bylaws and the NRS.

The following description summarizes material differences that may affect the rights of ERI stockholders and Isle stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the NRS, the ERI articles of incorporation, the ERI bylaws, the Isle certificate of incorporation and the Isle bylaws.

Capitalization

ERI

The authorized capital stock of ERI consists of (a) 100,000,000 shares of common stock, $0.00001 par value per share. As of December 14, 2016, 47,105,744 shares of ERI common stock were issued and outstanding and no shares of ERI common stock were held in treasury.

ISLE

The authorized capital stock of Isle consists of (a) 60,000,000 shares of common stock, $0.01 par value per share, (b) 3,000,000 shares of Class B common stock, $0.01 par value, none of which Class B common stock is issued or outstanding and (c) 2,000,000 shares of preferred stock, $0.01 par value per share, none of which preferred stock is issued or outstanding. As of December 14, 2016, 42,066,148 total shares of Isle common stock were outstanding, of which 41,357,919 shares were issued and 708,229 shares were held in treasury.

Number, Election, Vacancy and Removal of Directors

ERI

The ERI bylaws provide that the total number of ERI directors will be at least five and no more than fifteen and that, within such limits, the number of directors may be increased or decreased from time to time by the ERI Board. ERI currently has seven directors, all of whom serve one year terms. Following the consummation of the Mergers, the ERI Board will be expanded to nine directors, and two current directors of Isle, Bonnie Biumi and Gregory J. Kozicz, will fill the newly created vacancies. Under the NRS, directors are elected by a plurality of the votes of the shares cast at the meeting to elect such directors.

The ERI bylaws provide that vacancies on the ERI Board may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. The NRS and ERI’s bylaws provide that any director or the entire ERI Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ISLE

Isle’s certificate of incorporation provides that the number of directors of Isle may be no less than five nor more than fifteen and will otherwise be fixed by the Isle Board. Seven directors currently serve on the Isle Board. The Isle Board is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. Until the earlier to occur of January 19, 2021, or the Isle shares owned by the Goldstein family or entities associated with members of the Goldstein family falls below 22.5%, the Isle Board must take all actions reasonably necessary to nominate and recommend for election to the Isle Board each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein, or a descendant if any shall die, become incapacitated or is reasonably objected to by the Isle Board. Under Isle’s bylaws and the DGCL, directors are elected by a plurality of the votes of the shares cast at the meeting to elect such directors.

Isle’s bylaws provide that any vacancy occurring on the Isle Board for any reason (including any newly created directorships resulting from any increase in the authorized number of directors) may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. As provided under the DGCL, any director so chosen will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor is elected and qualified.

Under Isle’s bylaws and the DGCL, a director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Amendments to Charter Documents

ERI

ERI’s articles of incorporation do not contain any provisions with respect to amendment of the articles of incorporation. Under the NRS, all proposed amendments to a corporation’s articles of incorporation require (a) approval by its board of directors and (b) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s articles of incorporation, the terms of any preferred stock, or the NRS).

ISLE

Isle’s certificate of incorporation provides that the certificate of incorporation may be amended in the manner prescribed by the DGCL, except that a two-thirds vote of the voting power of Isle is required to amend the provisions of the certificate of incorporation regarding the Isle Board’s classes or the Goldstein’s temporary voting requirements for any mergers, sales, extraordinary dividends or the dissolution of Isle. Under the DGCL, all proposed amendments to a corporation’s certificate of incorporation require (a) approval by its board of directors and (b) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s articles of incorporation, the terms of any preferred stock, or the DGCL).

Amendments to Bylaws

ERI

The ERI bylaws provide that the power to amend, alter, or repeal the bylaws and to adopt new bylaws may be exercised by the vote of a majority of the capital stock issued and outstanding or by a majority vote of the directors present at a meeting of the ERI Board, unless the stockholders, in altering, amending or repealing a particular bylaw, provide expressly that the directors may not alter, amend or repeal such bylaw.

ISLE

The Isle bylaws provide that Isle’s bylaws may be amended either by the stockholder or the Isle Board, subject to the power of the stockholders to change or repeal such bylaws.

Action by Written Consent

ERI

Under the NRS, unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The ERI bylaws specifically provide for stockholder action by written consent.

ISLE

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Isle bylaws contain a provision that does not limit stockholder actions by written consent under the DGCL.

Notice of Stockholder Meetings and Actions

ERI

The NRS and the ERI bylaws provide that written notice of the time, place and purpose of any annual or special meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. Notice of the meeting must be sent to stockholders stating the purpose or purposes for which the meeting is called.

ISLE

The DGCL and the Isle bylaws provide that written notice of the place, date and hour of any annual or special meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. Notices for special meetings must also state the purpose of the special meeting.

Special Stockholder Meetings

ERI

Under the ERI bylaws, a special meeting of stockholders may be called by the President, the ERI Board or at the request of holders of 10% or more of the entire capital stock of ERI.

ISLE

Isle’s certificate of incorporation provides that special meetings of stockholders may be called only by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or the Isle Board.

Nomination of Directors by Stockholders

ERI

The ERI bylaws provide that nominations of persons for election to the ERI Board may be made at any annual meeting of stockholders by the ERI Board or any ERI stockholder who is entitled to vote for the election of Directors at such annual meeting. Nominations made by the ERI Board must be made at a meeting of the ERI Board or by written consent of the ERI Board in lieu of a meeting. To be timely, a stockholder must notify the Secretary of ERI not less than 60 days prior to the meeting called for the election of directors. Following the consummation of the Mergers, the ERI Board will expand from seven (7) directors to nine (9) directors, and Bonnie Biumi and Gregory J. Kozicz, two current Isle Directors, will fill the newly created vacancies.

In addition to the advance notice requirements described above, Isle’s bylaws provide that a stockholder’s notice to the Secretary of Isle must include the following: (a) the name, age, business address and residence address of each proposed nominee; (b) the principal occupation or employment of such nominee; (c) the number of shares of capital stock of ERI which are beneficially owned by such nominee; and (d) such other information about the candidate that would be required to be disclosed in a proxy statement in accordance with the rules of the Exchange Act.

ISLE

The Isle bylaws provide that nominations of persons for election to the Isle Board may be made at any annual meeting or any special meeting of stockholders called for the election of directors.

To be timely, a stockholders’ notice to the Secretary of Isle must be delivered or mailed and received at Isle’s principal executive offices: (i) with respect to an annual meeting of stockholders, not later than 60 days prior to the first anniversary of the immediately preceding annual meeting and (ii) with respect to a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to the stockholders.

In addition to the advance notice requirements described above, Isle’s bylaws provide that a stockholder’s notice to the Secretary of Isle must include the following: (a) the name and address of the stockholder giving the notice; (b) a representation that the stockholder is a holder of record of Isle common entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination; (c) the class and number of shares of Isle stock that are beneficially owned by the stockholder; (d) the name and address of any person to be nominated; (e) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons; (f) such other information about the proposed nominee that would be required to be disclosed in a proxy statement in accordance with the rules of the Exchange Act; and (g) the consent of each nominee to serve as a director of Isle if so elected.

Indemnification of Directors and Officers

ERI

Pursuant to the provisions of the NRS, ERI has adopted provisions in its articles of incorporation which allow ERI to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to ERI or ERI’s stockholders for monetary damages for breach of their fiduciary duties except (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) for acts relating to unlawful payment of a dividend.

ISLE

The Isle certificate of incorporation limits the personal liability of its directors and officers to Isle or its stockholders with respect to any acts or omissions in the performance of his or her duties as a director or officer of Isle to the full extent permitted by the DGCL.

Isle’s certificate of incorporation provides that Isle will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of Isle, or is or was serving at the request of Isle, while a director or officer of Isle, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the DGCL, except with respect to an action commenced by such director or officer against Isle or by such director or officer as a derivative action by or in the right of Isle.

Voting Rights; Required Vote for Authorization of Certain Actions

ERI

Voting Rights

Each holder of ERI common stock is entitled to one vote for each share held of record.

Business Combinations with Interested Stockholder

Unlike Isle, ERI is not subject to Section 203 of the DGCL. Section 78.140 of the NRS does not prohibit a corporation from engaging in a contract or other transaction with interested stockholders.

ISLE

Voting Rights

Each outstanding share of Isle common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders, including the election of directors.

Business Combinations with Interested Stockholder

Isle is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to the time that such stockholder became an interested stockholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, for purposes of determining the number of shares outstanding shares are excluded if owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that such stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Subject to certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. In general, Section 203 of the DGCL defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of Section 203 of the DGCL with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. Isle has not “opted out” of this provision.

Vote on Mergers

ERI

Unless the articles of incorporation of the surviving corporation provides otherwise, the NRS does not require a stockholder vote of the surviving corporation in a merger if: (a) the articles of incorporation of the surviving domestic corporation will not differ from the articles prior to the merger; (b) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger; (c) the shares of common stock of the surviving corporation to be issued or issuable in the merger do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction; and (d) the number of participating shares of common stock of the surviving corporation issued and issuable as a result of the merger will not exceed 20% of the total number of participating shares immediately prior to the merger.

Neither the ERI articles of incorporation nor its bylaws provide for different voting procedures for business combinations.

ISLE

The Isle certificate of incorporation provides that the adoption of an agreement providing for the merger or consolidation of Isle with or into any other corporation or entity requires the consent of the holders of two-thirds of the voting power of Isle.

APPRAISAL RIGHTS OF ISLE STOCKHOLDERS

Under Section 262 of the DGCL, holders of shares of Isle common stock who do not vote in favor of the adoption of the Merger Agreement (or do not otherwise waive appraisal rights) and who properly comply with the procedures specified in Section 262 of the DGCL will be entitled to appraisal rights under Delaware law to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s Isle shares as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Mergers) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL in lieu of receiving the Cash Consideration or the Stock Consideration.

The following is a summary of the procedures to be followed by the Isle stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL. This summary is not a full statement or summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this joint proxy statement/prospectus as Annex F and to any amendments to such section adopted or otherwise made effective after the date of this joint proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Isle common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the Merger Agreement, Isle, not less than 20 days prior to the meeting, must notify each stockholder who was an Isle stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice, and a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex F. A holder of Isle common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex F carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who is entitled to demand appraisal and properly demands appraisal but fails to perfect or effectively withdraws or loses such right will have their dissenting shares (a) converted into the right to receive the Merger Consideration and (b) will be treated as though a Cash Election was made with respect to such shares for purposes of the Merger Agreement (and will not be subject to the proration and reallocation mechanics described therein).

Isle stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the Merger Agreement (or otherwise waive appraisal rights) and make no election with respect to the shares of Isle common stock you hold. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the Merger Agreement or abstain from voting your shares;

•	you must deliver to Isle (at the address set forth below) a written demand for appraisal of your shares of Isle common stock before the vote on the adoption of the Merger Agreement at the special meeting; and

•	you must continuously hold the shares of Isle common stock for which you have demanded appraisal from the date of making the demand through the Effective Time.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of Isle common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Isle of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Isle. The beneficial holder must, in such cases, have the owner of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Isle common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Isle common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Isle common stock as to which appraisal is sought. Where no number of shares of Isle common stock is expressly mentioned, the demand will be presumed to cover all shares of Isle common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Isle common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Isle common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Isle of Capri Casinos, Inc.

Investor Relations

600 Emerson Road, Suite 300

St. Louis, Missouri 63141

If the Mergers are consummated, the surviving corporation will give written notice that the Mergers have become effective within 10 days after the Effective Time to each Isle stockholder that did not vote in favor of the adoption of the Merger Agreement and the approval of the First Step Merger and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. Within 120 days after the Effective Time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights of the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of Isle common stock held by all such stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the Merger Agreement and approval of the First Step Merger and with respect to which Isle has received demands for appraisal, and the aggregate number of holders of those shares. Upon receiving such a written request, the surviving corporation must mail the statement within the later of 10 days of receipt by the surviving corporation of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by any holder of Isle common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Isle common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Isle common stock at the Effective Time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Mergers. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue only on the difference between the amount so paid and the fair value determined by the Delaware Court of Chancery and any interest accrued on such amount.

The Delaware Chancery Court is required to dismiss all appraisal proceedings brought by Isle stockholders who are entitled to appraisal unless (a) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of Isle common stock immediately prior to the Effective Time or (b) the value of the Merger Consideration with respect to all shares entitled to appraisal exceeds $1,000,000.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the Mergers which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. We do not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Isle common stock is less than the value of the Merger Consideration.

If no party files a petition for appraisal within 120 days after the Effective Time, then all dissenting stockholders will lose the right to an appraisal, and will instead receive the Cash Consideration, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys’ and experts’ expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares of Isle common stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Isle common stock as of a record date prior to the Effective Time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Cash Consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of such court and such approval may be conditioned on terms the Delaware Court of Chancery deems just; provided, however, that the foregoing will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Mergers within 60 days. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the Cash Consideration, without interest thereon, less any withholding taxes.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH APPRAISAL RIGHTS. In that event, you will be entitled to receive the Cash Consideration for your shares in accordance with the terms of the Merger Agreement.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL.

ERI BOARD AND BENEFICIAL OWNERSHIP OF ERI COMMON STOCK

ERI Board

The following table shows information as of December 14, 2016 for each director of ERI. Following the consummation of the Mergers, the ERI Board will expand the board from seven directors to nine directors and will appoint two current Isle directors, Bonnie Biumi and Gregory J. Kozicz, to the newly created vacancies.

Name	Age	Position with ERI
Gary L. Carano	64	Chairman of the Board, Chief Executive Officer and Director
David P. Tomick(1)(4)	64	Lead Independent Director
Frank J. Fahrenkopf, Jr.(3)(4)	77	Director
James B. Hawkins(1)(2)	61	Director
Michael E. Pegram(1)(2)(3)	64	Director
Thomas R. Reeg	45	President, Chief Financial Officer and Director
Roger P. Wagner(2)(4)	69	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Compliance Committee

(4)	Member of the Nominating and Governance Committee

A brief biography of each person who serves as a director or executive officer of ERI follows below.

Gary L. Carano, 64, has served as the chairman of the ERI Board and the Chief Executive Officer of ERI and its subsidiaries since September 2014. Previously, Mr. Carano served as President and Chief Operating Officer of Resorts from 2004 to September 2014, and as President and Chief Operating Officer of HoldCo from 2009 to September 2014. Mr. Carano served as the General Manager and Chief Executive Officer of Silver Legacy from its opening in 1995 to September 2014. Mr. Carano has served on a number of charitable boards and foundations in the state of Nevada. Mr. Carano holds a Bachelor’s degree in Business Administration from the University of Nevada, Reno. In May 2012, Silver Legacy filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Nevada. Silver Legacy emerged from its Chapter 11 reorganization proceedings in November 2012. Mr. Carano was selected to serve as director because of his extensive experience in the gaming and hospitality industry and because of his familiarity with the business of Resorts. Gary L. Carano is Anthony L. Carano’s father.

Frank J. Fahrenkopf, Jr., 77, has served as a director of ERI since September 2014. Mr. Fahrenkopf serves as the chair of the Nominating and Governance Committee of the ERI Board (the “Nominating and Governance Committee”) and a member of the Compliance Committee of ERI (the “Compliance Committee”). He served as President and Chief Executive Officer of the American Gaming Association (“AGA”), an organization that represents the commercial casino-entertainment industry by addressing federal legislation and regulatory issues, from 1995 until June 2013. At the AGA, Mr. Fahrenkopf was the national advocate for the commercial casino industry and was responsible for positioning the AGA to address regulatory, political and educational issues affecting the gaming industry. Mr. Fahrenkopf is currently co-chairman of the Commission on Presidential Debates, which he founded and which conducts debates among presidential candidates. He serves as a board member of the International Republican Institute, which he founded. He also founded the National Endowment for Democracy, where he served as Vice Chairman and a board member from 1983 to 1992. Mr. Fahrenkopf served as chairman of the Republican National Committee from 1983 to 1989. Prior to his role at AGA, Mr. Fahrenkopf was a partner at Hogan & Hartson, where he regularly represented clients before the Nevada gaming regulatory authorities. Mr. Fahrenkopf served as the first Chairman of the American Bar Association Committee on Gaming Law and was a founding Trustee and President of the International

Association of Gaming Attorneys. Mr. Fahrenkopf also sits on the board of directors of six NYSE-listed public companies: First Republic Bank, Gabelli Equity Trust, Inc., Gabelli Utility Trust, Gabelli Global Multimedia Trust, Gabelli Dividend and Income Trust, and Gabelli Gold and Natural Resources. He is a graduate of the University of Nevada, Reno and holds a Juris Doctor from the University of California Berkeley School of Law. Mr. Fahrenkopf was selected to serve as a director because of his extensive knowledge of gaming regulatory matters, his relevant legal experience and his experience as a director of many organizations.

James B. Hawkins, 61, has served as a director of ERI since September 2014. Mr. Hawkins is a member of the Audit Committee and Compensation Committee of the ERI Board (the “Compensation Committee”). Mr. Hawkins has served as Chief Executive Officer and on the board of directors of Natus Medical Inc. (“Natus”) since April 2004 and as President of Natus since June 2013. He also previously served as President of Natus from April 2004 to January 2011. Mr. Hawkins currently serves as the chairman of the board of directors of Iradimed Corporation, a publicly traded company that provides non-magnetic intravenous infusion pump systems and as a director of OSI Systems, a publicly traded company that develops and markets security and inspection systems and previously served as a director of Digirad Corporation, a publicly traded company that provides diagnostic solutions in the science of imaging from June 2012 until December 2014. Prior to joining Natus, Mr. Hawkins was President, Chief Executive Officer and on the board of directors of Invivo Corporation, a developer and manufacturer of vital sign monitoring equipment, and its predecessor, from 1985 until 2004, and as Secretary from 1986 until 2004. Mr. Hawkins earned a Bachelor’s degree in Business Commerce from Santa Clara University and an MBA from San Francisco State University. Mr. Hawkins was selected to serve as a director because of his extensive experience in executive management oversight and as a director of multiple publicly traded companies.

Michael E. Pegram, 64, has served as a director of ERI since September 2014. Mr. Pegram is a member of the Audit Committee, Compensation Committee and Compliance Committee. Mr. Pegram has been a partner in the Carson Valley Inn in Minden, Nevada since June 2009 and a partner in the Bodines Casino in Carson City, Nevada since January 2007. Mr. Pegram has more than thirty years of experience owning and operating twenty-five successful McDonald’s franchises. Mr. Pegram currently serves as Chairman of the Thoroughbred Owners of California and has been the owner of a number of racehorses, including 1998 Kentucky Derby and Preakness Stakes winner, Real Quiet, 2010 Preakness Stakes winner, Lookin at Lucky, 1998 Breeders’ Cup Juvenile Fillies winner and 1999 Kentucky Oaks winner, Silverbulletday, 2001 Dubai World Cup winner, Captain Steve, and the 2007 and 2008 Breeders’ Cup Sprint winner, Midnight Lute. Additionally, Mr. Pegram has served as a director of Skagit State Bancorp since 1996. Mr. Pegram was selected to serve as a director because of his extensive experience in the horse racing industry and as an investor, business owner and director of various companies.

David P. Tomick, 64, has served as a director of ERI since September 2014. Mr. Tomick is the Lead Independent Director, chair of the Audit Committee and a member of the Nominating and Governance Committee. Mr. Tomick co-founded Securus, Inc., a company involved in the GPS monitoring and Personal Emergency Response business, and served as its Chief Financial Officer from 2008 to 2010 and as its Chairman from 2010 to March 2015. From 1997 to 2004 Mr. Tomick was Executive Vice President and Chief Financial Officer of SpectraSite, Inc., a NYSE-listed, wireless tower company. Mr. Tomick was, from 1994 to 1997, the Chief Financial Officer of Masada Security, a company involved in the security monitoring business and, from 1988 to 1994, the Vice President-Finance of Falcon Cable TV, where he was responsible for debt management, mergers and acquisitions, equity origination and investor relations. Prior to 1988, he managed a team of corporate finance professionals focusing on the communications industry for The First National Bank of Chicago. Mr. Tomick has served on the board of directors of the following organizations: Autocam Corporation, Autocam Medical, First Choice Packaging, NuLink Digital and TransLoc, Inc. Mr. Tomick received his bachelor’s degree from Denison University and a masters of business administration from The Kellogg School of Management at Northwestern University. Mr. Tomick was selected to serve as a director because of his financial and management expertise and his extensive experience with respect to raising capital, mergers and acquisitions, corporate governance and investor relations.

Roger P. Wagner, 69, has served as a director of ERI since September 2014 and was a member of the board of directors of MTR Gaming Group, Inc. (“MTR”) from July 2010 to September 2014. Mr. Wagner is the chair of the Compensation Committee and a member of the Nominating and Governance Committee. Mr. Wagner has over forty years of experience in the gaming and hotel management industry. Mr. Wagner was a founding partner of House Advantage, LLC, a gaming consulting group that focuses on assisting gaming companies in improving market share and bottom line profits. Mr. Wagner served as Chief Operating Officer for Binion Enterprises LLC from 2008 to 2010, assisting Jack Binion in identifying gaming opportunities. From 2005 to 2007, Mr. Wagner served as Chief Operating Officer of Resorts International Holdings. Mr. Wagner served as President of Horseshoe Gaming Holding Corp. from 2001 until its sale in 2004 and as its Senior Vice President and Chief Operating Officer from 1998 to 2001. Prior to joining Horseshoe, Mr. Wagner served as President of the development company for Trump Hotels & Casino Resorts from 1996 to 1998, President and Chief Operating Officer of Trump Castle Casino Resort from 1991 to 1996 and President and Chief Operating Officer of Claridge Casino Hotel from 1983 to 1991. Prior to his employment by Claridge Casino Hotel, he was employed in various capacities by the Edgewater Hotel Casino, Sands Hotel Casino, MGM Grand Casino—Reno, Frontier Hotel Casino and Dunes Hotel Casino. Mr. Wagner holds a Bachelor of Science from the University of Nevada Las Vegas in Hotel Administration. Mr. Wagner was selected to serve as a director because of his extensive experience in the gaming and hospitality industry and because of his familiarity with the business of MTR.

Thomas R. Reeg, 45, has served as a director of ERI since September 2014 and served as a member of Resorts’ board of managers from December 2007 to September 2014. Mr. Reeg was named Chief Financial Officer of ERI and its subsidiaries in March 2016 in addition to serving as President of ERI and its subsidiaries since September 2014 and served as Senior Vice President of Strategic Development for Resorts from January 2011 to September 2014. From September 2005 to November 2010, Mr. Reeg was a Senior Managing Director and founding partner of Newport Global Advisors L.P., which is an indirect stockholder of ERI. Mr. Reeg was a member of the executive committee of Silver Legacy (which is the governing body of Silver Legacy) from August 2011 through August 2014. Mr. Reeg was a member of the board of managers of NGA HoldCo, LLC, which is a stockholder of ERI, from 2007 through 2011 and served on the board of directors of Autocam Corporation from 2007 to 2010. From 2002 to 2005 Mr. Reeg was a Managing Director and portfolio manager at AIG Global Investment Group (“AIG”), where he was responsible for co-management of the high-yield mutual fund portfolios. Prior to his role at AIG, Mr. Reeg was a senior high-yield research analyst covering various sectors, including the casino, lodging and leisure sectors, at Bank One Capital Markets. Mr. Reeg holds a Bachelor of Business Administration in Finance from the University of Notre Dame and is a Chartered Financial Analyst. Mr. Reeg was selected to serve as a director because of his extensive financial experience and his familiarity with the business of Resorts.

ERI Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Hawkins, Pegram, and Wagner, each of whom is an independent director. No member of the Compensation Committee (i) was, during 2015, or had previously been an officer or employee of ERI or its subsidiaries nor (ii) had any direct or indirect material interest in a transaction of ERI or a business relationship with ERI, in each case that would require disclosure under the applicable rules of the SEC. No interlocking relationship existed between any member of the Compensation Committee or an executive officer of ERI, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full ERI Board) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

The Compensation Committee is authorized to review all compensation matters involving ERI’s directors and executive officers and such committee’s approval is required for any compensation to be paid to ERI’s executive officers or directors who are employees of ERI.

ERI Director Compensation

During 2015, the Compensation Committee reviewed the compensation structure for the members of the ERI Board to ensure that the annual retainer stipend and committee fees represent a fair reimbursement for the level of work and responsibility assigned to different members of the ERI Board. Based on a study of ERI’s peer competitor group (which is the same peer group that the Compensation Committee used with respect to ERI’s named executive officers as described under “Peer Companies and Competitive Benchmarking”), the Compensation Committee established a target compensation level for the members of the ERI Board that are equal to the median level paid its peers in the gaming industry. In addition, the Compensation Committee compared its recommended compensation practices for the members of the ERI Board with a recent report published by the National Association of Corporate Directors (NACD). This study of proxy statements indicated that ERI’s compensation structure is reasonable and appropriate when compared with the median average board member compensation for the peer group. Additionally, in ERI’s quest to ensure that its director’s interests are aligned with those of ERI’s stockholders, effective January 1, 2015 at least half of each director’s average annual base retainer fee will be comprised of restricted stock unit grants. Effective January 1, 2015, ERI adopted minimum stock ownership guidelines for its non-employee directors. The stock ownership guideline requires the holding of ERI common stock with a minimum value equal to five times such director’s annual cash base retainer fee. Prior to achievement of the guideline, RSU grants will vest immediately; however, payment will be mandatorily deferred until termination of service on the ERI Board. After guideline achievement, RSU grants will continue to vest immediately. Payment will also be immediate unless the director makes a timely voluntary election to defer payment until termination of service on the ERI Board. Non-employee directors have five years to achieve their minimum stock ownership and once achieved, the ERI Board expects non-employee directors to maintain their stated guideline for as long as they are subject to the guideline. During 2015, 17,980 RSUs were issued to each non-employee director.

During 2015, ERI’s non-employee directors received a cash stipend of $50,000. In addition, each ERI committee member, except the committee chairman, is entitled to the following annual cash stipend: Audit Committee: $10,000; Compensation Committee: $5,000; Nominating and Governance Committee: $5,000; Compliance Committee: $5,000. Each ERI Board committee chairman is entitled to the following annual stipend: Audit Committee: $20,000; Compensation Committee: $10,000; Nominating and Governance Committee: $10,000. ERI’s Lead Independent Director is also entitled to a $25,000 cash stipend. ERI’s Compliance Committee chair is an ERI Board representative who is not entitled to compensation. ERI reimburses the members of the ERI Board members for expenses incurred in attending meetings.

The following table sets forth the compensation of ERI’s non-employee directors for services rendered in 2015. Directors who are also employees of ERI do not receive compensation (other than their compensation as employees of ERI) for their services on the ERI Board.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Frank J. Fahrenkopf, Jr.	$65,000	$75,000	—	—	—	—	$140,000
James B. Hawkins	$65,000	$75,000	—	—	—	—	$140,000
Michael E. Pegram	$70,000	$75,000	—	—	—	—	$145,000
David P. Tomick	$91,209	$75,000	—	—	—	—	$166,209
Roger P. Wagner	$65,000	$75,000	—	—	—		$140,000

(1)	17,980 RSUs were awarded to each non-employee director during 2015.

ERI Compensation Discussion & Analysis

In this Compensation and Discussion and Analysis (“CD&A”), ERI describes the material components of ERI’s executive pay programs for ERI’s named executive officers during 2015. Executive compensation is included in the tables following this discussion in accordance with SEC rules. ERI has included certain information in the CD&A (in this section generally) for periods subsequent to December 31, 2015 that ERI believes may be useful for a complete understanding of ERI’s executive compensation arrangements.

This CD&A will provide you with an overview and explanation of:

•	ERI’s compensation programs and policies for certain of its named executive officers identified below;

•	the material compensation decisions made by the Compensation Committee under those programs and policies; and

•	the material factors that the Compensation Committee considered in making those decisions.

ERI’s Named Executive Officers During 2015

•	Gary L. Carano, Chief Executive Officer and Chairman of the Board

•	Robert M. Jones, Chief Financial Officer

•	Thomas R. Reeg, President

•	Joseph L. Billhimer, Jr., Chief Operating Officer

•	Anthony L. Carano, General Counsel

On January 5, 2016, Mr. Billhimer left ERI and Mr. Jones announced his retirement effective March 15, 2016. In light of Mr. Jones’ retirement, the ERI Board appointed Mr. Reeg to also serve as its Chief Financial Officer beginning March 16, 2016.

The following briefly describes the business experience and educational background for Joseph L. Billhimer, Jr., Robert M. Jones and Anthony L. Carano. The biographies of Gary L. Carano and Thomas R. Reeg begin on page 180 herein.

Joseph L. Billhimer Jr., 53, served as Executive Vice President and Chief Operating Officer of ERI and Resorts from September 2014 until January 2016 when he left ERI. Mr. Billhimer joined MTR in April 2011 and served as Chief Operating Officer of MTR from 2012 and as President of MTR from September 2013 to September 2014. Mr. Billhimer served as Executive Vice President of MTR from 2012 to 2013 and Senior Vice President of Operations & Development at MTR and President and General Manager of the Mountaineer Casino, Racetrack and Resort since 2012. Mr. Billhimer was a principal of Foundation Gaming Group, an advisory and management services firm for the gaming industry, which among other engagements, managed Harlow’s Casino & Resort in Greenville, Mississippi from 2009 to 2010 and marketed its sale to Churchill Downs. Prior to Foundation Gaming Group, Mr. Billhimer served as president of Trilliant Gaming Illinois, LLC, a gaming development company, from 2008 to 2009. From 2003 to 2008, he was president and chief executive officer of Premier Entertainment LLC, the developer and parent of the Hard Rock Hotel and Casino in Biloxi, Mississippi. While at Premier Entertainment, he was named Casino Journal’s Executive of the Year in 2007 for his efforts in re-developing the Hard Rock Hotel and Casino after being destroyed by Hurricane Katrina and filing bankruptcy. Prior to Premier Entertainment, Mr. Billhimer spent three years as President and General Manager of Caesars Entertainment’s Grand Casino Resort in Gulfport, Mississippi, and prior to that experience, eight years with Pinnacle Entertainment where he was Executive Vice President and General Manager of Casino Magic in Bay St. Louis, Mississippi.

Robert M. Jones, 73, served as the Executive Vice President and Chief Financial Officer of ERI from September 2014 until his retirement in March 2016 and the Chief Financial Officer of Resorts for over thirty years. Mr. Jones earned a bachelor’s degree in accounting from the University of Arizona and a MBA in business administration from Golden Gate University.

Anthony L. Carano, 34, has served as Executive Vice President, General Counsel and Secretary of ERI since September 2014. Prior to joining ERI, Mr. Carano was an attorney at the Nevada law firm of McDonald Carano Wilson, LLP, where his practice was devoted primarily to transactional, gaming and regulatory law. Mr. Carano holds a B.A. from the University of Nevada, his J.D. from the University of San Francisco, School of Law and his M.B.A. in Finance from the University of San Francisco, School of Business. Anthony L. Carano is Gary L. Carano’s son.

ERI’s Compensation Strategy

ERI’s executive compensation program is designed to attract, motivate and retain critical executive talent, and to motivate behaviors that drive profitable growth and the enhancement of long-term value for ERI’s stockholders. ERI’s program includes base salary and performance-based incentives (including both cash-based and equity-based incentives) and is designed to be flexible, market competitive, reward achievement of difficult but fair performance criteria, and enhance stock ownership at the executive level. ERI’s philosophy is that clear, distinct and attainable goals should be established in order to enable the assessment of performance by the Compensation Committee.

Pursuant to that philosophy, the Compensation Committee is guided by the general principles that compensation should be designed to:

•	enhance stockholder value by focusing ERI’s executives’ efforts on the specific performance metrics that drive enterprise value;

•	attract, motivate, and retain highly-qualified executives committed to ERI’s long-term success;

•	assure that ERI’s executives receive fair compensation opportunities relative to their peers at similar companies, and fair actual compensation relative to Company performance; and

•	align critical decision making with ERI’s business strategy and goal setting.

The following table summarizes key elements of ERI’s executive compensation program going forward:

How ERI Determines Compensation

Role of the Compensation Committee

The Compensation Committee’s primary role is to discharge the ERI Board’s responsibilities regarding compensation policies relating to ERI’s named executive officers. The Compensation Committee consists of independent directors and is responsible to the ERI Board for the oversight of ERI’s executive compensation programs. Among its duties, the Compensation Committee is responsible for:

•	review and assessment of competitive market data from the independent compensation consultant;

•	review and approval of incentive goals/objectives and compensation recommendations for ERI’s directors and above, including the named executive officers;

•	evaluation of the competitiveness of each of ERI’s named executive officer’s total compensation package;

•	approval of any changes to the total compensation package including, but not limited to, salary, annual incentives, long-term incentive award opportunities and payouts, and retention programs;

•	ensuring ERI’s policies and practices relating to compensation do not encourage excessive risk-taking conduct.

Following review and discussion, the Compensation Committee submits recommendations to the ERI Board for approval. The Compensation Committee is supported in its work by ERI’s Chief Financial Officer and staff, and Aon Hewitt, ERI’s independent executive compensation consultant (the “Compensation Consultant”).

Role of the Independent Compensation Consultant

The Compensation Committee retained Aon Hewitt for independent executive compensation advisory services, namely, to conduct its annual total compensation study for executive and key manager positions. Aon Hewitt reports directly to the Compensation Committee and the Compensation Committee directly oversees the fees paid for the services provided. The Compensation Committee instructs Aon Hewitt to give advice to the Compensation Committee independent of management and to provide such advice for the benefit of ERI and its stockholders. With the Compensation Committee’s approval, Aon Hewitt may work directly with ERI’s management on executive compensation matters. Aon Hewitt did not perform any other consulting services for ERI in 2015, and their services to the Compensation Committee did not raise any conflicts of interests between the Compensation Committee, ERI, and management.

Specific roles of the Compensation Consultant include, but are not limited to, the following:

•	identify and advise the Compensation Committee on executive compensation trends and regulatory developments;

•	provide a total compensation study for executives against peer companies and recommendations for named executive officer pay;

•	provide advice to the Compensation Committee on governance best practices as well as any other areas of concern or risk;

•	serve as a resource to the Compensation Committee’s chair for meeting agendas and supporting materials in advance of each meeting; and

•	advise the Compensation Committee on management’s pay recommendations.

Role of Management in Compensation Decisions

ERI’s chief executive officer makes recommendations to the Compensation Committee concerning the compensation of the other named executive officers and other senior management. In addition, the chief executive officer and chief financial officer are involved in setting the business goals that are used as the performance goals for the annual incentive plan and long-term performance units, subject to the Compensation Committee’s approval. The chief executive officer and chief financial officer work closely with the Compensation Committee, Aon Hewitt and ERI’s management to (i) ensure that the Compensation Committee is provided with the appropriate information to make its decisions, (ii) propose recommendations for the Compensation Committee’s consideration and (iii) communicate those decisions to management for implementation. None of ERI’s named executive officers, however, play a role in determining their own compensation and are not present at executive sessions in which their pay is discussed.

Determination of CEO Pay

In an executive session without management present, the Compensation Committee reviews and evaluates ERI’s chief executive officer’s compensation. The Compensation Committee reviews competitive market data, and both corporate financial performance and individual performance. Pay recommendations for ERI’s chief executive officer, including salary, incentive payments for the previous year, and equity grants for the current year, are presented to the independent members of the ERI Board. During an executive session of the ERI Board, the ERI Board conducts its own review and evaluation of ERI’s chief executive officer’s performance.

Peer Companies and Competitive Benchmarking

As previously noted, the Compensation Committee commissioned Aon Hewitt to conduct an annual total compensation study for executive and key manager positions. The Compensation Committee reviewed competitive market data to gain a comprehensive understanding of market pay practices, and combined that information with the discretion to consider experience, tenure, position, and individual contributions to assist with individual pay decisions (i.e., salary adjustments, target bonus, and long-term incentive grants).

For conducting a competitive assessment of the compensation levels of each of its named executives in fiscal year 2015, the Compensation Committee approved a peer group of fourteen companies, as follows:

Affinity Gaming	Monarch Casino & Resort
Ameristar	Penn National
Boyd Gaming	Pinnacle
Churchill	Station Casinos
Dover Downs	Tropicana Entertainment
Full House Resorts	Caesars
Isle of Capri	MGM Resorts International
Nevada Gold & Casinos	Las Vegas Sands

Elements of ERI’s Compensation Program

The executive officer compensation program consists of three key elements:

Base salaries are intended to compete for and retain quality executives and to compensate ERI’s named executive officers for their day-to-day services to ERI. Annual incentive compensation is designed to motivate ERI’s executive officers to achieve shorter-term company-wide and individual performance goals. Long-term equity-based awards are designed to encourage the achievement of longer-term performance goals and create an ownership culture focused on long-term value creation for ERI’s stockholders. ERI also provides executives with access to retirement and health and welfare programs, on the same terms and conditions as those made to salaried employees generally. ERI’s targeted pay mix (salary vs. performance-based incentive pay) reflects a combination of competitive market conditions and strategic business needs. The degree of performance-based incentive pay (“at risk” compensation) and total compensation opportunities increase with an executive’s responsibility level. Competitive pay practices are reviewed annually by the Compensation Committee.

Base Salary

Base salaries are designed to recognize the skill, competency, experience and performance an executive brings to his or her position. The Compensation Committee determines base salaries using both competitive market data from Aon Hewitt’s annual study and a comprehensive assessment of relevant factors such as experience level, value to stockholders, responsibilities, future leadership potential, critical skills, individual contributions and performance, economic conditions, and the market demands for similar talent. The following table summarizes the Compensation Committee’s salary decisions in 2015.

Executive Name	2015	2016
G. Carano	$700,000	$750,000(1)
T. Reeg	$550,000	$650,000(1)
R. Jones	$400,000	$400,000(2)
J. Billhimer	$525,000	$525,000(2)
A. Carano	$300,000	$380,000(3)

(1)	On December 30, 2015, the ERI Board approved increases in the base salaries of Mr. Gary L. Carano and Mr. Thomas R. Reeg.

(2)	On January 5, 2016, Mr. Billhimer left ERI and Mr. Jones announced his retirement effective March 15, 2016.

(3)	Anthony L. Carano’s base salary increased from $300,000 to $380,000 effective August 1, 2015

Annual Incentives (Bonus Plan)

Consistent with the Compensation Committee’s primary objective to enhance the performance orientation of ERI’s incentive programs, the Compensation Committee worked closely with Aon Hewitt to develop and approve a formal annual incentive compensation structure, which began in 2015. The aims of the annual incentive plan are to be straight-forward, enhance the understanding of what needs to get done, focus on clearly measurable metrics, balance corporate and property performance by individual participants, and implement the appropriate level of upside/downside reward potential.

Under ERI’s annual incentive plan, ERI’s named executive officers have the opportunity to earn annual cash incentives based on the attainment of critical performance criteria. Performance targets are set annually at the start of the fiscal year. After a thorough review of internal equity and the recommendations of Aon Hewitt, the Compensation Committee maintained individual target award opportunities for ERI’s named executive officers that were based on a percentage of such named executive officer’s base salary as follows:

Executive Name	2015	2016
G. Carano	80%	100%(1)
T. Reeg	50%	80%(1)
R. Jones	50%	50%(2)
J. Billhimer	50%	50%(2)
A. Carano	50%	50%

(1)	On December 30, 2015, the ERI Board approved increases in the annual cash incentives of Mr. Gary L. Carano and Mr. Thomas R. Reeg.

(2)	On January 5, 2016, Mr. Billhimer left ERI and Mr. Jones announced his retirement effective March 15, 2016.

Awards are based on achievement of performance criteria, consisting of both financial (80%) and discretionary (20%) components. The annual incentive plan for the named executive officers is structured to measure Adjusted EBITDA (80% of the target award opportunity) and key individual performance objectives (20% of the target award opportunity). Adjusted EBITDA was utilized as a metric because the Compensation Committee believed that it reflects the results of operations of ERI and represents the dominant performance metric in the gaming/casino industry. Adjusted EBITDA was utilized as a performance metric by 12 of the 14 industry peers of ERI that disclosed their annual incentive performance metric. Individual goals were used because they are critical drivers of ERI’s financial success. The goals are customized to each named executive officer and provide the Compensation Committee with a mechanism to gauge individual performance achievement on metrics within each named executive officer’s direct control.

The details of the financial and performance criteria are discussed in turn below:

Adjusted EBITDA (80% of the target award opportunity):

With respect to the financial component, performance requirements for threshold and maximum bonus opportunities are 90% to 120% of target and payout opportunities are 50% to 200% of target, depending on actual performance achievement (payouts for performance between points is interpolated on a straight-line basis).

Key individual performance criteria (20% of the target award opportunity):

With respect to the discretionary component, the plan allows ERI’s management to align 20% of annual incentive opportunities to performance criteria specific to the individual, the property, and/or corporate entity. Key performance criteria are identified at the beginning of the year. Performance is assessed at year-end by ERI’s management and reviewed with the Compensation Committee. ERI is not obligated to pay out this pool unless management and the Compensation Committee agree that payments are warranted. The range of potential payments will be the same as the financial component (i.e., 50% to 200% of target). Discretionary performance criteria may include, but is not limited to, the following: customer satisfaction, employee satisfaction, export of play to other Company properties, and property appearance. In 2016, the discretionary performance component was eliminated by the Compensation Committee.

Annual bonus amounts paid in respect of 2015 performance are reported in the ‘Non-Equity Incentive Plan Compensation’ column of the 2015 Summary Compensation Table.

Long-Term Incentives

ERI’s 2015 Equity Incentive Plan (the “Plan”) allows ERI to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, other stock-based awards, and performance compensation awards.

Primary Objectives:

The Compensation Committee and management worked closely with Aon Hewitt to create the performance orientation of ERI’s executive compensation programs. The primary objectives were to design incentive programs that:

•	support ERI’s strategic business plan;

•	enhance the alignment of management behaviors with stockholder value;

•	address important executive retention issues; and

•	provide the compensation tools necessary for ERI to attract critical talent.

For 2015 and 2016, the Compensation Committee granted long-term incentive awards with (i) 50% of the equity grants in the form of RSUs with three-year cliff vesting and (ii) 50% in the form of performance restricted stock units. The performance restricted stock units are subject to a one-year performance period, with a two-year additional vesting requirement for a total of three years from grant date to vesting/payment date. The participants’ actual payment values after three years are dependent on one-year Adjusted EBITDA performance and two additional years of stock price performance. Performance restricted stock units are paid as follows: 50% of target will be earned at threshold performance, 100% of target will be earned at target performance, and 200% of target will be earned at maximum performance. No award is earned if performance falls below the threshold.

Employment Agreements

In order to provide continuity and stability in leadership, ERI has entered into employment agreements with each of its named executive officers. Please refer to “Potential Payments upon Termination or Change in Control” on page 197 for more information on the amounts that each named executive officer is entitled to in the event that his employment is terminated.

Other Compensation

Retirement and Benefit Programs

ERI’s named executive officers were eligible to participate in various benefit plans including 401(k), health insurance and life insurance plans that are generally available to all ERI employees. The 401(k) plan provides for a company match, which for all of ERI’s named executive officers, except Mr. Billhimer, was 25% of the first 4% of permitted employee contributions to the plan during 2015. During 2015, Mr. Billhimer received a company match of 50% of the first 4% of permitted employee contributions to the plan. Life insurance was also provided to ERI’s named executive officers for a total of $50,000, except Joseph L. Billhimer who was provided life insurance at two times salary until October 1, 2015 when his life insurance was reduced to $50,000.

On January 1, 2016, ERI established a new 401(k) plan for all of its employees, including the named executive officers. The plan allows for an employer contribution up to 50 percent of the first four percent of each participating employee’s contribution, up to a maximum of $1,000, subject to statutory and certain other limits.

Perquisites

It is ERI’s intent to continually assess business needs and evolving market practices to ensure that perquisite offerings are competitive and in the best interest of its stockholders. ERI’s named executive officer contracts provide for perquisites consisting of financial planning and tax preparation fees ranging from $6,750 to $10,000 and an annual executive physical of up to $3,000.

Equity Grant Practices

Under ERI’s insider trading policy, its named executive officers, other employees with access to material non-public information about ERI and directors are always prohibited from engaging in transactions in ERI’s securities when in possession of material non-public information and are otherwise restricted from engaging in transactions in ERI’s securities during black-out periods. The Compensation Committee’s policy with respect to equity grants is consistent with ERI’s insider trading policy. ERI has a policy that prohibits all directors, officers, and employees of ERI and its other controlled businesses from entering into short sales of the securities of ERI and its other controlled businesses, and buying or selling exchange-traded options (puts or calls) on the securities of ERI and its other controlled businesses.

Compensation Risk Assessment

It is the responsibility of the Compensation Committee to ensure that ERI’s policies and practices related to compensation do not encourage excessive risk-taking behavior. The Compensation Committee has worked closely with Aon Hewitt to design a performance-based compensation system that supports ERI’s objective to align stockholder and management interests, supports ERI’s strategic business plan, and mitigates the possibility of executives taking unnecessary or excessive risks that would adversely impact ERI. The following factors mitigate the risk associated with ERI’s compensation programs:

•	The ERI Board approves short- and long-term performance objectives for ERI’s incentive plans, which ERI believes are appropriately correlated with stockholder value and use multiple metrics to measure performance;

•	The Compensation Committee’s discretion to amend final payouts of both short- and long-term incentive plans;

•	The use of company-wide performance metrics for both ERI’s short- and long-term incentive programs ensure that no single executive has complete and direct influence over outcomes, encouraging decision making that is in the best long-term interest of stockholders;

•	The use of equity and cash opportunities with vesting periods to foster retention and alignment of ERI’s executives’ interests with those of ERI’s stockholders;

•	Capping the potential payouts under both the short- and long-term incentive plans to eliminate the potential for any windfalls; and

•	The use of competitive general and change-in-control severance programs help to ensure that executives continue to work towards the stockholders’ best interests in light of potential employment uncertainty.

Tax and Accounting Treatment of Compensation

Under Section 162(m) of the Code, a public company generally may not deduct compensation in excess of $1.0 million paid to any of the named executive officers (other than the Chief Financial Officer); however, the statute exempts qualifying performance-based compensation from the deduction limit when specified requirements are met. In general, ERI strives to design programs that qualify for this exemption, however, the Compensation Committee may not necessarily limit executive compensation to the amount deductible under Section 162(m) of the Code. In certain situations, the Compensation Committee may approve compensation that will not be deductible in order to ensure competitive levels of total compensation for the named executive officers or for other reasons.

ERI Compensation Committee Report

The Compensation Committee is composed of three independent directors, each of whom meets the independence requirements of NASDAQ listing standards and the rules and regulations of the SEC. The Compensation Committee operates under a written charter adopted by the ERI Board which can be viewed on ERI’s website (www.eldoradoresorts.com), under “Corporate Governance—Committee Charting.”

THE COMPENSATION COMMITTEE:

James B. Hawkins

Michael E. Pegram

Roger P. Wagner

Notwithstanding anything to the contrary in this joint proxy statement/prospectus, the report of the Compensation Committee included in this joint proxy statement/prospectus shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent ERI specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

ERI Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the named executive officers of ERI for the fiscal year ended December 31, 2015. Total compensation paid to or earned by listed named executive officers of ERI under their capacity as employees of Resorts or MTR, as applicable, during the years ended December 31, 2014 and 2013 are also included.

Name and Principal Position	Year	Salary	Bonus		Stock Awards(7)	Option Awards(6)	Non-Equity Incentive Plan Compensation		All Other Compensation(4)		Total
(a)	(b)	(c)	(d)		(e)	(f)	(g)		(h)		(i)
Gary L. Carano(1)	2015	$700,000	$—		$608,668	$—	$716,800		$7,169		$2,032,637
Chief Executive Officer	2014	251,539	200,000	(2)	—	—	—		3,747		455,286
	2013	—	—		—	—	—		—		—

Robert M. Jones	2015	$400,000	$—		$231,870	$—	$256,000		$4,974		$892,844
Chief Financial Officer	2014	393,558	250,000	(2)	—	—	—		17,054		660,612
	2013	359,615	—		—	—	—		24,074		383,689

Thomas R. Reeg	2015	$550,000	$450,000	(3)	$318,822	$—	$352,000		$15,587		$1,686,409
President	2014	427,423	1,725,000	(2)	—	—	—		30,970		2,183,393
	2013	364,000	100,000	(5)	—	—	—		12,889		476,889

Joseph L. Billhimer, Jr.	2015	$525,000	$—		$304,330	$—	$262,500		$5,710		$1,097,540
Chief Operating Officer	2014	523,846	100,000	(6)	156,748	—	522,000	(8)	61,046		1,363,640
	2013	429,231	—		39,006	78,221	156,960		30,014		733,432

Anthony L. Carano	2015	$333,333	$—		$197,091	$—	$243,200		$2,089		$775,713
General Counsel	2014	127,088	200,000	(2)	—	—	—		—	(9)	327,088
	2013	—	—		—	—	—		—		—

(1)	Prior to August 1, 2014, Mr. Gary L. Carano served as the President and Chief Operating Officer of Resorts and HoldCo and General Manager and Chief Executive Officer of Silver Legacy. Mr. Carano received no remuneration from Resorts or HoldCo for services provided prior to August 1, 2014.

(2)	Represents bonus amounts paid to Mr. Gary L. Carano, Mr. Jones, Mr. Reeg and Mr. Anthony L. Carano in 2014 in conjunction with the MTR Merger.

(3)	In 2015, Mr. Reeg received a $450,000 bonus for the consummation of the Circus Reno/Silver Legacy Purchase.

(4)	All other compensation for 2015 consists of the following:

Name	Life Insurance Premiums	401(k) Match	Tax Services	Travel Reimbursement
Gary L. Carano	$54	$2,650	$4,465	—
Robert M. Jones	$54	$2,650	$2,270	—
Thomas R. Reeg	$54	$2,650	—	$12,883
Joseph L. Billhimer, Jr.	$258	$5,452	—	—
Anthony L. Carano	$54	$—	$2,035	—

(5)	Represents a bonus payment to Mr. Reeg in 2013 by Silver Legacy in connection with its restructuring in 2012.

(6)	Bonus amount was paid upon completion of the MTR Merger in accordance with the second amendment to the employment agreement, dated as of March 30, 2011, by and between MTR and Joseph L. Billhimer.

(7)	The RSU awards and stock option awards represent the aggregate grant date fair value computed in accordance with ASC 718-Compensation-Stock Compensation. For a discussion of valuation assumptions, see Note 12 in ERI’s Notes to Consolidated Financial Statements included in ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The performance based awards have a maximum performance of 200% of the target award. Once the performance awards are earned, they will vest and become payable at the end of the vesting period, which is defined as two years following the performance period. At the grant date, ERI believed that it was probable that the performance criteria would be met at target and that each individual will remain employed through the date the grant would become fully vested by its terms, and accordingly, the full value of awards granted has been included at 100% of target. The performance based awards granted in 2015 were deemed to be achieved in 2016 at 135% of target based upon the performance of ERI in 2015. Mr. Billhimer’s RSUs and stock options which were issued prior to the MTR Merger vested upon consummation of the MTR Merger. At the time of Mr. Billhimer’s termination with ERI in 2016, his outstanding RSUs immediately vested. At the time of Mr. Jones’ retirement in 2016, his outstanding RSUs immediately vested.

(8)

Amount represents the annual incentive compensation (bonus plan) earned in respect of 2014, and the vesting of cash-based performance awards granted in 2013 and 2014 that had previously not been reported as the amounts had not been earned. The 2014 cash-based performance awards granted in 2014 relate to the achievement of differing levels of performance and are measured by the level of ERI’s corporate free cash flow over a two-year performance period, which is defined as calendar years 2014 and 2015. Once the performance awards are earned, they will vest and become payable at the end of the vesting period, which is defined as a one-calendar year following the performance period. The vesting of these cash-based performance awards was a result of the change-in-control provision triggered as a result of the MTR Merger.

(9)	Mr. Anthony L. Carano received no other compensation payments in 2014.

ERI Grant of Plan Based Awards Table

The following table sets forth information regarding the grant of plan-based awards made during 2015 to the named executive officers.

		Estimated possible payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and Option awards(3)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gary L. Carano	N/A	$280,000	$560,000	$1,120,000
	1/23/2015				37,759	75,517	151,034	75,517			$608,668

Robert M. Jones	N/A	$100,000	$200,000	$400,000
	1/23/2015				14,384	28,768	57,536	28,768			$231,870

Thomas R. Reeg	N/A	$137,500	$275,000	$550,000
	1/23/2015				19,778	39,556	79,112	39,556			$318,822

Joseph L. Billhimer, Jr.	N/A	$131,250	$262,500	$525,000
	1/23/2015				18,879	37,758	75,516	37,758			$304,330

Anthony L. Carano	N/A	$95,000	$190,000	$380,000
	1/23/2015				13,665	27,330	54,660	21,576			$197,091

(1)	See the 2015 ‘Non-Equity Incentive Plan Compensation’ column of the “Summary Compensation Table” for the actual annual cash bonus paid to the named executive officers in 2016 in respect of performance for 2015.

(2)	In February 2016, performance-based RSU awards were deemed to be achieved at 135% of target based upon ERI’s performance in 2015.

(3)	Represents time-based and performance-based RSU awards issued on January 23, 2015 at a grant price of $4.03.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

On September 29, 2014, ERI entered into employment agreements (each, an “Employment Agreement”) with each of the named executive officers. The Employment Agreement between ERI and Gary L. Carano provided for a minimum annual base salary of $700,000, an annual incentive bonus opportunity with a target established at 80% of his base salary, and Gary L. Carano was considered for long-term incentive awards equal to 90% of his base salary. The Employment Agreements between ERI and Thomas R. Reeg, Joseph L. Billhimer, Jr., Robert M. Jones, and Anthony L. Carano, provided for a minimum annual base salary of $550,000, $525,000, $400,000 and $300,000, respectively, an annual incentive bonus opportunity with a target established at 50% of the applicable executive’s base salary, and each of the applicable executives was considered for long-term incentive awards equal to 60% of the applicable executive’s base salary.

On August 7, 2015, the ERI Board approved an increase in the base salary of Mr. Anthony L. Carano from $300,000 to $380,000 per annum. The salary increase was effective as of August 1, 2015. The ERI Board also approved a bonus payment of $450,000 for Mr. Reeg payable upon the consummation of the Circus Reno/Silver Legacy Purchase. The Circus Reno/Silver Legacy Purchase was consummated on November 24, 2015 and the bonus to Mr. Reeg was paid on December 1, 2015. This payment is reflected in the ‘Bonus’ column of the Summary Compensation Table with respect to Mr. Reeg’s 2015 compensation.

On December 30, 2015, in conjunction with its annual review and increase of the base salaries of the executive officers of ERI pursuant to the terms of the employment agreements with such officers, the Compensation Committee approved, effective as of January 1, 2016, (i) an increase in the target for the annual incentive bonus opportunity of Gary L. Carano from 80% to 100% of his base salary, a long term incentive award opportunity equal to 120% of his base salary and an increase in base salary from $700,000 to $750,000 (ii) an increase in the target for the annual incentive bonus opportunity of Mr. Reeg from 50% to 80% of his base salary, a long term incentive award opportunity equal to 100% of his base salary and an increase in base salary from $550,000 to $650,000. Each executive is entitled to three weeks paid vacation and reimbursement of certain expenses, including up to a maximum of $3,000 for an annual executive physical program and reasonable financial planning, estate planning and tax preparation fees up to an annual maximum of $10,000 for Gary L. Carano and up to an annual maximum of $6,750 for the other executives.

Each Employment Agreement is for a term of three years, with automatic one year renewals unless a notice of non-renewal is provided by either party at least three months before the scheduled renewal date. If a “change of control” (as defined in the applicable Employment Agreement) occurs during the term of an Employment Agreement, the term of such Employment Agreement will be extended to the second year following such change of control, subject to automatic renewal for subsequent periods.

In the event of a termination of Gary L. Carano’s employment without “cause” or if Mr. Carano terminates his employment for “good reason” (each as defined in Mr. Carano’s Employment Agreement), Mr. Carano would be entitled to receive (i) a lump-sum payment equal to 1.5 times the sum of his base salary and annual incentive award target, or 2.0 times such amount in the event of such a termination within two years following a change of control, (ii) lump-sum payment of a prorated portion of his actual annual incentive award, if any, or a prorated portion of his annual incentive award target in the event of such a termination within two years following a change of control, (iii) a lump-sum payment equal to 18 months of health benefits coverage, or 24 months if such a termination is within two years following a change of control, and (iv) outplacement services for no more than 18 months and in an amount not to exceed $15,000, or for no more than 24 months and in an amount not to exceed $20,000 if such a termination is within two years following a change of control.

With respect to each of the other executives, in the event that ERI terminates the executive’s employment without “cause” or if such other executive terminates his employment for “good reason” (each as defined in the applicable Employment Agreement), such executive would be entitled to receive (i) his Accrued Rights, (ii) (x) in the case of Messrs. Reeg, Jones, and A. Carano, a lump-sum payment equal to 1.0 times the sum of such executive’s base salary and annual incentive award target (or 1.5 times such amount in the event of such a termination within two years following a change of control) and (y) in the case of Mr. Billhimer, continued payment of his base salary for a period of 12 months and a lump-sum payment equal to his annual incentive award at target (or 18 months of continued salary payments and a lump-sum payment equal to 1.5 times his annual incentive award at target in the event of such a termination within two years following a change of control), (iii) lump-sum payment of a prorated portion of such executive’s actual annual incentive award for the calendar year that includes the date of the termination, if any, or a prorated portion of such executive’s annual incentive award target in the event of such a termination within two years following a change of control, (iv) a lump-sum payment equal to 12 months of health benefits coverage (or 18 months if such a termination is within two years following a change of control), and (v) outplacement services for no more than 12 months and in an amount not to exceed $10,000 (or for no more than 18 months and in an amount not to exceed $15,000 if such a termination is within two years following a change of control).

Outstanding Equity Awards at Fiscal Year-End Table

The table below shows outstanding equity awards of the named executive officers as of December 31, 2015.

	Option awards						Stock awards
Name(2)	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)		(j)
Gary L. Carano								101,948	(1)	$1,121,427
								75,517	(2)	$830,687

Robert M. Jones								38,837	(1)	$427,207
								28,768	(2)	$316,448

Thomas R. Reeg								53,401	(1)	$587,407
								39,556	(2)	$435,116

Joseph L. Billhimer, Jr.	46,500			$2.78	5/4/2021			50,973	(1)	$560,706
	56,800			$2.44	1/27/2022			37,758	(2)	$415,338
	29,600			$3.94	1/25/2023

Anthony L. Carano								36,896	(1)	$405,851
								21,576	(2)	$237,336

(1)	Represents performance based RSUs at 135% of target at $11.00 a share which was the stock price as of December 31, 2015 and will vest on January 1, 2018.

(2)	Represents time-based RSUs at $11.00 a share which was the stock price as of December 31, 2015 and will vest on January 23, 2018.

Option Exercises and Stock Vested Table

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
N/A

Potential Payments upon Termination or Change in Control

The following describes the severance provisions contained in the employment agreements of ERI’s named executive officers.

In the event of the death of a named executive officer, his estate or his beneficiaries would be entitled to receive (i) unpaid salary, accrued and unused vacation, and unreimbursed business expenses through the date of termination (the “Accrued Rights”) and (ii) lump-sum payment of a prorated portion of his annual incentive award, at target level.

Upon a termination of employment due to disability, each of the named executive officers would be entitled to receive (i) his Accrued Rights, (ii) lump-sum payment of a prorated portion of his annual incentive award, at target level, and (iii) a lump-sum payment equal to 12 months of health benefits coverage.

In the event of a termination of Mr. Gary L. Carano’s employment without “cause” or if Mr. Carano terminates his employment for “good reason” (each as defined in Mr. Gary L. Carano’s Employment Agreement), Mr. Carano would be entitled to receive (i) his Accrued Rights, (ii) a lump-sum payment equal to 1.5 times the sum of his base salary and annual incentive award target, or 2.0 times such amount in the event of such a termination within two years following a change of control, (iii) lump-sum payment of a prorated portion of his actual annual incentive award, if any, or a prorated portion of his annual incentive award target in the event of such a termination within two years following a change of control, (iv) a lump-sum payment equal to 18 months of health benefits coverage, or 24 months if such a termination is within two years following a change of control, and (v) outplacement services for no more than 18 months and in an amount not to exceed $15,000, or for no more than 24 months and in an amount not to exceed $20,000 if such a termination is within two years following a change of control.

With respect to each of the other executives, in the event that ERI terminates the executive’s employment without “cause” or if any other executive terminates his employment for “good reason” (each as defined in the applicable Employment Agreement), such executive would be entitled to receive (i) his Accrued Rights, (ii) (x) in the case of Messrs. Reeg, Jones, and A. Carano, a lump-sum payment equal to 1.0 times the sum of such executive’s base salary and annual incentive award target (or 1.5 times such amount in the event of such a termination within two years following a change of control), and (y) in the case of Mr. Billhimer, continued payment of his base salary for a period of 12 months and a lump-sum payment equal to his annual incentive award target (or 18 months of continued salary payments and a lump-sum payment equal to 1.5 times his annual incentive award at target in the event of such a termination within two years following a change of control), (iii) lump-sum payment of a prorated portion of such executive’s actual annual incentive award for the calendar year that includes the date of the termination, if any, or a prorated portion of such executive’s annual incentive award target in the event of such a termination within two years following a change of control, (iv) a lump-sum payment equal to 12 months of health benefits coverage (or 18 months if such a termination is within two years following a change of control), and (v) outplacement services and for no more than 12 months and in an amount not to exceed $10,000 (or for no more than 18 months and in an amount not to exceed $15,000 if such a termination is within two years following a change of control).

ERI’s Potential Payments upon Termination or Change in Control Table

The following table describes and quantifies certain compensation that would become payable under existing agreements, plans and arrangements, with ERI’s named executive officers, if employment was terminated on December 31, 2015, given compensation levels as of such date and, if applicable, based on ERI’s closing stock price on that date.

Name	Compensation Components	Voluntary	Involuntary With Cause	Involuntary Without Cause For Good Reason		Death		Disability		Change in Control(11)	Change in Control with Termination
Gary L. Carano	Salary/Bonus	$—	$—	$1,766,800	(2)	$716,800	(1)	$716,800		$—	$2,116,800	(6)
	Other Benefits	—	—	23,272	(2)	50,000	(7)	5,514	(4)	—	31,029	(6)
	Options	—	—	—		—		—		—	—
	Restricted Stock Units(8)	1,661,374	—	1,661,374		1,661,374		1,661,374		1,661,374	1,661,374
	Cash Awards	—	—	—		—		—		—	—

TOTAL		$1,661,374	$—	$3,451,446		$2,428,174		$2,383,688		$1,661,374	$3,809,203

Robert M. Jones	Salary/Bonus	$—	$—	$656,000	(3)	$256,000	(1)	$256,000		$—	$856,000	(5)
	Other Benefits	—	—	12,993	(3)	50,000	(7)	2,993	(4)	—	19,489	(5)
	Options	—	—	—		—		—		—	—
	Restricted Stock Units(8)	632,896	—	632,896		632,896		632,896		632,896	632,896
	Cash Awards	—	—	—		—		—		—	—

TOTAL		$632,896	$—	$1,301,889		$938,896		$891,889		$632,896	$1,508,385

Thomas R. Reeg	Salary/Bonus	$—	$—	$902,000	(3)	$352,000	(1)	$352,000		$—	$1,177,000	(5)
	Other Benefits	—	—	19,477	(3)	50,000	(7)	9,477	(4)	—	29,215	(5)
	Options	—	—	—		—		—		—	—
	Restricted Stock Units(8)	870,232	—	870,232		870,232		870,232		870,232	870,232
	Cash Awards	—	—	—		—		—		—	—

TOTAL		$870,232	$—	$1,791,709		$1,272,232		$1,231,709		$870,232	$2,076,447

Joseph L. Billhimer, Jr.	Salary/Bonus	$—	$—	$787,500	(3)	$262,500	(1)	$262,500	(1)	$—	$1,050,000	(5)
	Other Benefits	—	—	26,689	(3)	50,000	(7)	16,689	(4)	—	40,034	(5)
	Options(9)(10)	1,077,414	—	1,077,414		1,077,414		1,077,414		—	1,077,414
	Restricted Stock Units(8)	830,676	—	830,676		830,676		830,676		830,676	830,676
	Cash Awards	—	—	—		—		—		—	—

TOTAL		$1,908,090	$—	$2,722,279		$2,220,590		$2,187,279		$830,676	$2,998,124

Anthony L. Carano	Salary/Bonus	$—	$—	$631,200	(3)	$243,200	(1)	$243,200		$—	$825,200	(5)
	Other Benefits		—	19,477	(3)	50,000	(7)	9,477	(4)	—	29,215	(5)
	Options	—	—	—		—		—		—	—
	Restricted Stock Units(8)	537,966	—	537,966		537,966		537,966		537,966	537,966
	Cash Awards	—	—	—		—		—		—	—

TOTAL		$537,966	$—	$1,188,643		$831,166		$790,643		$537,966	$1,392,381

(1)	Amount represents (i) the Accrued Rights and (ii) the annual incentive award earned and approved to be paid with respect to completed fiscal period that preclude the date of termination but have not yet been paid.

(2)	Amount represents (i) Accrued Rights, (ii) a lump-sum payment equal to 1.5 times executive’s base salary, (iii) a lump-sum payment equal to 18 months of health benefits coverage, and (v) outplacement services for no more than 18 months in an amount not to exceed $15,000.

(3)	Amount represents (i) Accrued Rights, (ii) a lump-sum payment equal to 1.0 times the sum of such executive’s base salary, (iii) a lump-sum payment equal to 12 months of health benefits coverage, and (iv) outplacement services for no more than 12 months and in an amount not to exceed $10,000.

(4)	Amount represents a lump-sum payment equal to 12 months of health benefits coverage.

(5)	Amounts represent (i) Accrued Rights, (ii) lump-sum payment equal to 1.5 times executives base salary (or 18 months of continued base salary payments in the case of Mr. Billhimer), (iii) lump-sum payment equal to 18 months of health coverage, and (iv) outplacement services for no more than 18 months in an amount not to exceed $15,000, assuming the executive’s employment was terminated by ERI without “cause” or by the executive with “good reason” as of December 31, 2015, and that a “change in control” (as defined in the Employment Agreements) occurred within two years prior to such termination.

(6)	Amounts represent (i) Accrued Rights, (ii) lump-sum payment equal to 2.0 times executives base salary, (iii) lump-sum payment equal to 24 months of health coverage, and (iv) outplacement services for no more than 24 months in an amount not to exceed $20,000, assuming Mr. Carano’s employment was terminated by ERI without “cause” or by the executive with “good reason” as of December 31, 2015, and that a “change in control” (as defined in the employment agreement) occurred within two years prior to such termination.

(7)	Amount represents, in the event of death, a life insurance policy specified per the terms of the employment agreement or benefit policy as approved by the Compensation Committee.

(8)	Amount would represent value of vested restricted stock units issued January 22, 2015 to purchase common stock based on the closing market price of ERI’s common stock on December 31, 2015, of $11.00.

(9)	Amount would represent in-the-money value of vested options to purchase common stock based on the closing market price of ERI’s common stock on December 31, 2015, of $11.00.

(10)	For option awards issued pursuant to the former MTR long-term incentive plan, in the event that Mr. Billhimer’s employment with ERI is terminated by reason of death or disability, Mr. Billhimer or in the case of death, his legal representative may exercise the options granted to him, at any time within twelve months, but not thereafter and in no event after the date the award would otherwise have expired. If Mr. Billhimer’s employment with ERI is terminated for reasons other than death or disability, Mr. Billhimer may exercise the options granted to him at any time within three months after termination, but not thereafter and in no event after the date the award would otherwise have expired. However, if such relationship is terminated either (a) for cause, or (b) without the consent of ERI, such exercisable options will terminate immediately.

(11)	“Change in Control” is generally defined as (i) an acquisition of more than 50% of ERI’s Common Stock by an unaffiliated party, (ii) a majority change in the ERI Board’s composition that is not approved by existing directors, (iii) a merger or similar event where ERI’s shareholders cease to be the majority owners of the resulting entity or the ERI Board ceases to constitute a majority of the resulting entity’s board of directors, or (iv) shareholder approval of a complete liquidation or dissolution of ERI.

ERI Transactions with Related Persons

Management Agreement and payments to affiliates of REI and HCM. Prior to the consummation of the MTR Merger, Resorts was party to a management agreement (the “Eldorado Management Agreement”) with REI and HCM, pursuant to which REI and HCM (collectively, the “Managers”) agreed to (a) develop strategic plans for Resorts’ business, including preparing annual budgets and capital expenditure plans, (b) provide advice and oversight with respect to financial matters of Resorts, (c) establish and oversee the operation of financial accounting systems and controls and regularly review Resorts’ financial reports, (d) provide planning, design and architectural services to Resorts and (e) furnish advice and recommendations with respect to certain other aspects of Resorts’ operations. In consideration for such services, Resorts agreed to pay the Managers a management fee not to exceed 1.5% of Resorts’ annual net revenues, not to exceed $0.6 million per year. REI is beneficially owned by members of the Carano family and HCM is beneficially owned by members of the Poncia family. The Carano family and Poncia family hold significant ownership interests in ERI. Management fees were not paid subsequent to the consummation of the MTR Merger. In 2015 and 2016, Donald L. Carano and Raymond J. Poncia received remuneration in the amount of $0.4 million and $0.2 million, respectively, for their services as consultants to ERI and its subsidiaries in lieu of the management fees previously paid under the terms of the Eldorado Management Agreement.

Leased property. Resorts owns the parcel on which Eldorado Reno is located, except for approximately 30,000 square feet which is leased from C. S. & Y. Associates, a general partnership of which Donald L. Carano is a general partner (the “CSY Lease”). The CSY Lease expires on June 30, 2027. Annual rent is payable in an amount equal to the greater of (i) $400,000 or (ii) an amount based on a decreasing percentage of Eldorado Reno’s gross gaming revenues for the year ranging from 3% of the first $6.5 million of gross gaming revenues to 0.1% of gross gaming revenues in excess of $75 million. Rent pursuant to the CSY Lease amounted to approximately $0.6 million in 2015. On May 30, 2011, Resorts and C. S. & Y Associates entered into a fourth amendment to the CSY Lease. C. S & Y Associates agreed to execute and deliver the deeds of trust encumbering the approximately 30,000 square feet leased from C. S. & Y Associates on which a portion of Eldorado Reno is located as security for ERI’s senior secured notes and secured credit facility. In exchange for this subordination, a fee of $0.1 million was paid annually during the term of the indenture, including 2015. As a result of the July 2015 refinancing, the subordination was subsequently eliminated.

Compensation Paid to Related Parties. For the period beginning January 1, 2015 to December 15, 2016, members of the Carano family who are related to Gary L. Carano, Anthony L. Carano and Donald L. Carano and a member of Robert M. Jones’ family were paid compensation in connection with their positions at Eldorado Reno and ERI as follows:

Name	Relationship	Position	Entity	Year	Compensation including Perquisites(3)	RSUs(4)(5)		Total
Gene Carano	Brother of Gary L. Carano and son of Donald L. Carano	Senior Vice President of Regional Operations	Company	2016 2015	$492,617 470,617		$200,000 148,918	$692,617 619,535

Gregg Carano	Brother of Gary L. Carano and son of Donald L. Carano	Senior Vice President Food and Beverage and General Manager of Mountaineer	Company and Mountaineer	2016 2015	$472,418 438,532		$187,500 144,918	$659,918 583,450

Rhonda Carano	Wife of Donald L. Carano	Senior Vice President of Design and Development(1)	Company	2016 2015	$189,985 281,563		$75,000 72,460	$264,985 354,023

Cindy Carano	Sister of Gary L. Carano and daughter of Donald L. Carano	Executive Director of Hotel Operations	Silver Legacy and Eldorado Reno	2016 2015	$174,168 248,010	$	— —	$174,168 248,010

Glenn Carano	Brother of Gary L. Carano and son of Donald L. Carano	General Manager(2)	Silver Legacy and Eldorado Reno	2016 2015	$438,793 127,546		$246,378 —	$685,171 127,546

Josh Jones	Son of Robert M. Jones	Vice President Corporate Finance	Company	2016 2015	$159,750 149,871		$45,000 25,000	$204,750 174,871

(1)	Rhonda Carano was previously the Senior Vice President of Creative and Brand Strategies until her position changed effective 2016. In September 2016, Mrs. Rhonda Carano retired from the Company and has worked as a consultant to the Company.

(2)	Glenn T. Carano was the General Manager of Silver Legacy and received $339,500 in compensation from the Silver Legacy from January 1, 2015 to November 23, 2015. As a result of the Circus Reno/Silver Legacy Purchase, which was consummated on November 24, 2015, Mr. Glenn Carano was also named General Manager of Eldorado Reno and became an employee of ERI.

(3)	Includes base salary, bonus and perquisites comprised of 401(k) match, company paid memberships and life insurance premiums.

(4)	Represents performance and time-based RSUs granted January 23, 2015 at $4.03 per share at 100% target. In February 2016, performance-based RSU awards were deemed to be achieved at 135% of target based upon the Company’s performance in 2015. Mr. Josh Jones’ time-based RSUs were granted in November 2015 at $9.62 per share.

(5)	Represents performance and time-based RSUs granted January 22, 2016 at $10.74 per share at 100% target. In May 2016, Mr. Glenn Carano received an additional 3,965 time-based RSUs granted at $13.21 per share.

Beginning in December 2015 and ending in September 2016, Gregg Carano had the use of a residence rented by ERI in Columbus, Ohio which averaged rent of approximately $2,300 a month.

Directors and Executive Officers

The tables below set forth information regarding the beneficial ownership of ERI common stock as of December 14, 2016 for each of ERI’s directors; each of ERI’s named executive officers; all of ERI’s directors and executive officers as a group; and each beneficial owner of more than five percent of ERI’s outstanding common stock.

The tables below list the number of shares and percentage of shares beneficially owned based on the 47,105,744 shares of ERI’s common stock outstanding as of December 14, 2016. Except as indicated and subject to applicable community property laws, to ERI’s knowledge the persons named in the tables below have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o ERI, 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Name of Beneficial Owner	Number of Shares	Percent of Total Common Share Outstanding
Gary L. Carano(1)	115,161	*
Frank J. Fahrenkopf, Jr.	—	*
James B. Hawkins	65,000	*
Michael E. Pegram	51,697	*
Thomas R. Reeg	43,700	*
David P. Tomick	10,400	*
Roger P. Wagner	131,000	*
Anthony L. Carano	8,500	*
Stephanie Lepori	—	*
Bonnie Biumi(2)(3)	—	—
Gregory J. Kozicz(2)(3)	—	—
Board Members and Executive Officers as a group	425,458	0.90%

*	Less than 1%

(1)	Represents shares of Common Stock owned directly by Mr. Carano and indirectly by Mr. Carano through the Gary L. Carano S Corporation Trust. In addition to the shares of common stock reported in the table above, Gary L. Carano holds a 10.1% ownership interest in REI and a 10% ownership interest in Hotel Casino Realty, Inc. (“HCRI”). He does not hold voting power or dispositive power with respect to REI’s 11,129,867 shares of ERI’s common stock or HCRI’s 1,214,108 shares of ERI’s common stock, and he disclaims beneficial ownership of REI’s 11,129,867 shares of ERI’s common stock and HCRI’s 1,214,108 shares of ERI’s common stock, in each case, except to the extent of any pecuniary interest therein.

(2)	c/o Isle of Capri Casinos, Inc., 600 Emerson Road, St. Louis, Missouri 63141.

(3)	Each of Ms. Biumi and Mr. Kozicz is a current director of Isle and will be appointed to the ERI Board following the consummation of the Mergers. The address for Ms. Biumi and Mr. Kozicz is c/o Isle of Capri Casinos, Inc., 600 Emerson Road, St. Louis, Missouri 63141.

Security Ownership of Certain Beneficial Owners

The following table sets forth the information regarding the number and percentages of shares of ERI’s common stock held by persons and entities that are known by ERI to beneficially own five percent or more of ERI’s outstanding common stock. Unless otherwise indicated, the information regarding beneficial ownership of ERI’s common stock by the entities identified below is included in reliance on a report filed with the SEC by such person or entity, except that percentages are based upon ERI’s calculations made in reliance upon the number of shares reported to be beneficially owned by such person in such report and the 47,105,744 shares of ERI’s common stock outstanding on December 14, 2016. For each named person, this percentage includes common stock of which such person has the right to acquire beneficial ownership either currently or within 60 days of December 14, 2016, including upon the exercise of an option or warrant; however, such common stock is not deemed to be outstanding for the purpose of computing the percentage owned by any other person.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percent of Total Shares of Common Stock Outstanding
Recreational Enterprises, Inc.(1)(6)	11,129,867	23.6%
Isle of Capri Casinos, Inc.(7)	11,129,867	23.6%
Hotel Casino Management, Inc.(2)(6)	5,518,461	11.7%
PAR Investment Partners, L.P.(3)(6)	2,551,710	5.4%
Park West Asset Management LLC(4)(6)	2,533,650	5.4%
Lafitte Capital Management LP(5)(6)	2,376,177	5.0%

(1)	The voting stock of REI is beneficially owned by the following members of the Carano family in the following percentages: Donald L. Carano—49.5%; Gary L. Carano—10.1%; Gene R. Carano—10.1%; Gregg R. Carano—10.1%; Cindy L. Carano—10.1% and Glenn T. Carano—10.1%. The voting power and dispositive power with respect to REI’s 23.6% interest in ERI is controlled by REI’s board of directors that is elected by the family members (voting in proportion to the percentages above). Gary L. Carano holds his interest in REI directly and indirectly through various trusts. Gary L. Carano disclaims beneficial ownership of REI’s 23.6% interest in the Company except to the extent of any pecuniary interest therein. The address of REI is P.O. Box 2540, Reno, Nevada 89505.

(2)	The voting stock of HCM is beneficially owned by the following members of the Poncia family in the following percentages: Raymond J. Poncia, Jr.—36.780%; Cathy L. Thormahlen—15.805%; Linda R. Poncia—15.805%; Michelle L. Poncia Staunton—15.805% and Tammy R. Jackson—15.805%. The voting power and dispositive power with respect to HCM’s 11.7% interest in ERI is controlled by HCM’s board of directors that is elected by the family members (voting in proportion to the percentages above). Cathy, Linda, Michelle and Tammy each hold all of their respective interests in HCM through various trusts. Cathy, Linda, Michelle and Tammy each disclaim beneficial ownership of HCM’s 11.7% interest in ERI except to the extent of any pecuniary interest therein. The address of HCM is P.O. Box 429, Verdi, Nevada 89439.

(3)	The address of Par Investment Partners, L.P. is One International Place, Suite 2041, Boston, MA 02110.

(4)	The address of Park West Asset Management LLC is 900 Larkspur Landing Circle, Suite 163, Larkspur, California 94939.

(5)	The address of Lafitte Capital Management LP is 701 Brazos, Suite 310, Austin, Texas 78701.

(6)	Based on filings made under Sections 13(d) and 13(g) of the Exchange Act during February 2016 and other reports filed with the SEC following such time.

(7)	Isle is party to the REI Voting Agreement, pursuant to which REI granted Isle a proxy to vote its shares of ERI common stock for the approval of the Share Issuance. The address of Isle is 600 Emerson Road, St. Louis, Missouri 63141.

BENEFICIAL OWNERSHIP OF ISLE COMMON STOCK

The following table sets forth information with respect to the beneficial ownership of Isle common stock as of December 14, 2016 (unless otherwise indicated) by: (a) each director of Isle, (b) each named executive officer of Isle, (c) all Isle directors and executive officers (including the named executive officers) as a group and (d) based on information available to Isle and filings made under Sections 13(d) and 13(g) of the Exchange Act, each person known by Isle to be the beneficial owner of more than 5% of Isle common stock. Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares of Isle common stock beneficially owned by them. Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Isle of Capri Casinos, Inc., 600 Emerson Road, St. Louis, Missouri 63141.

Name and Address of Beneficial Owners(1)	Number of Shares of Isle Common Stock Beneficially Owned(2)	Percentage of Outstanding Shares Owned(2)
Robert S. Goldstein(3)	14,818,870	35.8%
Jeffrey D. Goldstein(4)	14,699,468	35.5%
Richard A. Goldstein(5)	14,692,933	35.5%
GFIL Holdings, LLC(6)	14,565,457	35.2%
PAR Capital Management, Inc.(7)	3,741,900	9.0%
Bonnie Biumi(8)	33,681	*
Arnold L. Block(9)	118,655	*
Alan J. Glazer(10)	135,968	*
Eric L. Hausler(11)	213,431	*
Gregory J. Kozicz(12)	78,309	*
Donn R. Mitchell, II(13)	173,041	*
Edmund L. Quatmann, Jr.(14)	149,320	*
Lee S. Wielansky(15)	88,631	*
Directors and Executive Officers as a Group (13 persons)(16)	15,993,244	38.5%
Eldorado Resorts, Inc.(17)	14,565,457	35.2%

(1)	Unless otherwise indicated below, the business address for each member or affiliated entity of the Goldstein family listed in this table is 2117 State Street, Bettendorf, Iowa 52722.

(2)	Calculated pursuant to Rule 13d-3 under the Exchange Act. Under Rule 13d-3(d), shares not currently outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days of December 14, 2016, are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(3)	The number of shares beneficially owned by Robert S. Goldstein includes 14,565,457 shares of which Robert S. Goldstein, as manager of GFIL, has indirect beneficial ownership, 99,476 shares in a family private foundation of which he is a director and 3,702 shares of restricted stock subject to vesting. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares. The business address of Robert S. Goldstein is 700 Office Parkway, St. Louis, Missouri 63141.

(4)	The number of shares beneficially owned by Jeffrey D. Goldstein includes 14,565,457 shares of which Jeffrey D. Goldstein, as manager of GFIL, has indirect beneficial ownership, 99,476 shares in a family private foundation of which he is a director and 2,019 shares of restricted stock subject to vesting. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares. The business address of Jeffrey D. Goldstein is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

(5)	The number of shares beneficially owned by Richard A. Goldstein includes 14,565,457 shares of which Richard A. Goldstein, as manager of GFIL, has indirect beneficial ownership, 99,476 shares in a family private foundation of which he is a director and 2,019 shares of restricted stock subject to vesting. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares. The business address of Richard A. Goldstein is 700 Office Parkway, St. Louis, Missouri 63141.

(6)	Information regarding the number of shares beneficially owned is included herein in reliance on Schedule 13D/A as filed with the SEC on June 26, 2015. Shares owned by GFIL are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein. The address for GFIL Holdings, LLC is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

(7)	Information regarding the number of shares beneficially owned is included herein in reliance on Schedule 13F-HR as filed with the SEC on November 14, 2016. The address for PAR Capital Management, Inc. is One International Place, Boston, Massachusetts, 02110.

(8)	Includes 2,019 shares of restricted stock subject to vesting.

(9)	Includes 7,082 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(10)	Includes 2,188 shares of restricted stock subject to vesting and 1,000 shares owned by Mr. Glazer’s wife.

(11)	Includes 100,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(12)	Includes 2,154 shares of restricted stock subject to vesting.

(13)	Includes 24,957 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(14)	Includes 27,665 shares issuable upon the exercise of stock options that are exercisable within 60 days.

(15)	Includes 2,019 shares of restricted stock subject to vesting.

(16)	Information provided is for the individuals who were Isle’s executive officers, directors and nominees for director on December 14, 2016, and includes 21,034 shares of restricted stock subject to vesting and 164,661 shares issuable upon exercise of stock options that are exercisable within 60 days.

(17)	ERI is party to the GFIL Voting Agreement, pursuant to which GFIL granted ERI a proxy to vote its shares of Isle common stock for the approval of the Mergers and the adoption of the Merger Agreement. The address for ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada, 89501.

OTHER MATTERS

ERI Stockholder Proposals for 2017 Annual Meeting of Stockholders

ERI stockholders who wish to submit director nominees for consideration or who, in accordance with Exchange Act Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed in connection with next year’s annual meeting must submit their nominees or proposals so that they are received by the Secretary of ERI at 100 West Liberty Street, Suite 1150, Reno, Nevada, 89501, no later than the close of business on December 31, 2016. As the rules of the SEC make clear, simply submitting a nominee or proposal does not guarantee that it will be included. Any stockholder proposal not intended to be included in the proxy statement for consideration at ERI’s 2017 annual meeting will be considered untimely unless received by the Secretary of ERI no earlier than the close of business on February 11, 2017 and no later than the close of business on March 12, 2017.

Isle Stockholder Proposals for 2017 Annual Meeting of Stockholders

Any Isle stockholder wishing to present proposals for inclusion in the written proxy statement for the 2017 annual meeting of Isle stockholders (in the event that the meeting is held) must submit the proposal no later than April 21, 2017 to the Secretary of Isle at 600 Emerson Road, Suite 300, St. Louis, Missouri 63141. The submission of such proposals by Isle stockholders and the consideration of such proposals by Isle for inclusion in the written proxy statement for the 2017 annual meeting of Isle stockholders are subject to applicable rules and regulations of the SEC. Simply submitting a proposal does not guarantee its inclusion.

Isle stockholder proposals not intended for inclusion in the proxy statement, but intended to be raised at the 2017 annual meeting of Isle stockholders (in the event that the meeting is held), including nominations for election of director(s) other than the Isle board of director’s nominees, must be received by the Secretary of Isle at 600 Emerson Road, Suite 300, St. Louis, Missouri 63141 either by personal delivery or by United States mail not later than August 8, 2017 and must comply with the procedures outlined in Isle’s bylaws. The notice from the Isle stockholder must provide certain information that is described in Section 2.9 of Isle’s bylaws. A copy of Isle’s bylaw requirements will be provided upon written request to the Secretary of Isle at the above address, and the notice to the Secretary of Isle containing the required information should be sent to this address as well. Isle is not required to include in the written proxy statement for the 2017 annual meeting of Isle stockholders nominations and proposals that are not properly submitted as described in this paragraph and further described in Section 2.9 of Isle’s bylaws.

LEGAL MATTERS

The legality of the securities offered by this joint proxy statement/prospectus will be passed upon for ERI by McDonald Carano Wilson LLP. Certain tax matters relating to the Mergers will be passed upon for ERI by Milbank, and for Isle by Mayer Brown. See “Material United States Federal Income Tax Consequences” beginning on page 164.

EXPERTS

The consolidated financial statements of Isle of Capri Casinos, Inc. appearing in Isle of Capri Casinos, Inc.’s Current Report on Form 8-K filed on December 21, 2016 for the year ended April 24, 2016 (including the schedule appearing therein), and the effectiveness of Isle of Capri Casinos, Inc.’s internal control over financial reporting as of April 24, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Eldorado Resorts, Inc. appearing in Eldorado Resorts Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 (including schedule appearing therein), and the effectiveness of Eldorado Resorts Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Circus and Eldorado Joint Venture, LLC at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included as an Exhibit in Eldorado Resorts Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about each of ERI and Isle from documents that each company has filed or will file with the SEC but that, except as provided below under the heading “Accompanying Documents”, are not included in or delivered with this joint proxy statement/prospectus. You may read and copy any report, statement or other information that ERI and Isle file with the SEC at the SEC’s public reference room at the following location: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information concerning ERI may also be obtained at its website at www.eldoradoresorts.com and at the offices of NASDAQ at One Liberty Plaza, New York, New York 10006. Reports, proxy statements and other information concerning Isle may also be obtained at its website at www.islecorp.com and at the offices of NASDAQ at One Liberty Plaza, New York, New York 10006. All website addresses given in this joint proxy statement/prospectus are for informational purposes only and are not intended to be active links and information contained on the websites of ERI or Isle is not incorporated by reference in, nor considered to be part of, this joint proxy statement/prospectus.

The SEC allows ERI and Isle to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that ERI and Isle have previously filed with the SEC.

ERI Filings (File No. 001-36629)	Period
Annual Report on Form 10-K, and Amendment No. 1 thereto	Fiscal Year ended December 31, 2015

Quarterly Report on Form 10-Q	Fiscal Quarters ended March 31, 2016, June 30, 2016 and September 30, 2016

Current Reports on Form 8-K	Filed on June 20, 2016, August 26, 2016, September 19, 2016 and September 22, 2016

Isle Filings (File No. 000-20538)	Period
Annual Report on Form 10-K	Fiscal Year ended April 24, 2016

Quarterly Report on Form 10-Q	Fiscal Quarters ended July 24, 2016 and October 23, 2016

Current Reports on Form 8-K	Filed on August 22, 2016, September 19, 2016, September 22, 2016, October 13, 2016, October 21, 2016 and December 21, 2016

ERI and Isle also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later to occur of the ERI Special Meeting or Isle Special Meeting. These include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements (and amendments to the foregoing).

ERI has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to ERI, and Isle has supplied all such information relating to Isle.

You may have previously received some of the documents incorporated by reference into this joint proxy statement/prospectus, but you can obtain any of them through ERI or Isle, as applicable, or the SEC or the SEC’s website as described above. A copy of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus are available from the appropriate company without charge, excluding all exhibits, except that, if the companies have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Eldorado Resorts, Inc. 100 West Liberty Street, Suite 1150 Reno, Nevada 89501 Attention: Investor Relations Telephone: (775) 328-0112	Isle of Capri Casinos, Inc. 600 Emerson Road, Suite 300 St. Louis, Missouri 63141 Attention: Investor Relations Telephone: (314) 813-9200

Any statements made in a document incorporated by reference in this joint proxy statement/prospectus are deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement in this joint proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this joint proxy statement/prospectus are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this joint proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Notwithstanding the foregoing, information furnished by ERI or Isle on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. ERI and Isle have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This joint proxy statement/prospectus is dated [●]. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to stockholders of ERI or stockholders of Isle nor the Share Issuance creates, or will create, any implication to the contrary.

ACCOMPANYING DOCUMENTS

This joint proxy statement/prospectus is accompanied by copies of the following documents:

•	ERI’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	ERI’s Amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2015;

•	ERI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016;

•	Isle’s Annual Report on Form 10-K for the year ended April 24, 2016;

•	Isle’s Quarterly Report on Form 10-Q for the quarter ended October 23, 2016; and

•	Isle’s Current Report on Form 8-K filed on December 21, 2016.

ANNEXES

Merger Agreement	Annex A

GFIL Voting Agreement	Annex B

REI Voting Agreement	Annex C

Opinion of J.P. Morgan Securities LLC	Annex D

Opinion of Credit Suisse Securities (USA) LLC	Annex E

Section 262 of the Delaware General Corporation Law	Annex F

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

ISLE OF CAPRI CASINOS, INC.,

ELDORADO RESORTS, INC.,

EAGLE I ACQUISITION CORP.,

and

EAGLE II ACQUISITION COMPANY LLC

Dated as of September 19, 2016

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Definition	Location
5.875% Notes	5.14(b)
8.875% Notes	5.14(b)
Action	3.5
Affiliate	8.3(a)
Aggregate Total Consideration	8.3(b)
Agreement	Preamble
Alternative Financing	5.18(c)
Antitrust Law	8.3(c)
Business	8.3(d)
Business Days	1.4
Cash Consideration	8.3(e)
Cash Designated Shares	2.3(g)(ii)(B)
Cash Election Shares	2.3(b)
Cash Percentage	2.3(e)
Certificates	2.2(a)
Certificates of Merger	1.2(b)
Closing	1.4
Closing Date	1.4
COBRA	3.15(g)
Code	1.7(a)
Company	Preamble
Company Acquisition Agreement	5.4(a)
Company Acquisition Proposal	8.3(f)
Company Adverse Recommendation Change	8.3(g)
Company Board	Recitals
Company Board Recommendation	8.3(h)
Company Common Stock	1.6(a)(ii)
Company Credit Agreement	5.14(a)
Company Credit Agreement Payoff	5.14(a)
Company Disclosure Letter	Article III
Company Employee	3.16(a)
Company Family Holders	8.3(i)
Company Insiders	5.15
Company Intellectual Property	8.3(i)
Company Intervening Event	8.3(k)
Company Intervening Event Notice Period	5.4(d)(ii)
Company Leased Real Property	3.20(b)
Company Leases	3.20(b)
Company Licensed Parties	3.12
Company Licensing Affiliates	3.12
Company Management Principals	3.13(a)
Company Material Contract	3.18(a)
Company Notes	5.14(b)
Company Owned Real Property	3.20(a)
Company Plans	3.15(a)
Company PSU	1.7(c)
Company Real Property	3.20(b)
Company Registered IP	8.3(l)

A-v

Definition	Location
Company Restricted Share	1.7(b)
Company RSU	1.7(d)
Company SEC Documents	3.7(a)
Company Stock Option	1.7(a)
Company Stock Plan	8.3(m)
Company Stockholder Approval	3.10
Company Stockholders Meeting	5.5(c)
Company Vessel	3.20(c)
Company Voting Agreement	Recitals
Confidentiality Agreement	5.6(b)
Constituent Documents	5.11(a)
Contract	3.18(a)
control	8.3(p)
Copyrights	8.3(z)
Databases	8.3(y)
Datasite	8.3(o)
Debt Financing	4.27
Debt Financing Commitment	4.27
Debt Financing Conditions	5.18(d)
DGCL	Recitals
Discharge	8.3(n)
Dissenting Shares	2.6
Dissenting Stockholder Consideration	2.6
Dissenting Stockholders	2.6
DLLCA	Recitals
Domain Names	8.3(y)
Election Deadline	2.3(b)
Election Form	2.3(a)
Election Form Record Date	2.3(a)
Effective Time	1.2(a)
Environmental Action	3.17(a)
Environmental Laws	8.3(q)
Environmental Permits	8.3(r)
ERISA	3.15(a)
ERISA Affiliate	3.15(f)
Exchange Act	3.3(b)
Exchange Agent	2.1
Exchange Fund	2.1
Excess Securities	2.2(e)
Excluded Shares	1.6(a)(ii)
Financing Failure	8.3(s)
Financing Failure Fee	8.3(t)
Final Surviving Entity	Recitals
First Step Certificate of Merger	1.2(a)
First Step Merger	Recitals
Foreign Corrupt Practices Act	3.11
Former Company Employees	5.8(d)
GAAP	3.7(b)
Gaming Approvals	8.3(u)
Gaming Authorities	8.3(v)

A-vi

Definition	Location
Gaming Law	8.3(w)
Governmental Entity	3.3(b)
HSR Act	3.3(b)
Indebtedness	8.3(x)
Indemnified Parties	5.11(a)
Intellectual Property	8.3(y)
Intellectual Property Rights	8.3(z)
Intermediate Surviving Entity	Recitals
IRS	3.15(a)
Isle Directors	1.5(c)
Joint Proxy Statement/Prospectus	3.4
knowledge	8.3(aa)
Law	8.3(bb)
Lender	8.3(cc)
Letter of Transmittal	2.2(a)
Liens	3.6(a)
Mailing Date	2.3(a)
Material Adverse Effect	8.3(dd)
Materials of Environmental Concern	8.3(ee)
Maximum Cash Shares	2.3(f)
Maximum Stock Shares	2.3(f)
Mergers	Recitals
Merger Consideration	8.3(ff)
Merger Sub A	Preamble
Merger Sub B	Preamble
Multiemployer Plan	3.15(a)
NASDAQ	8.3(gg)
No Election Shares	2.3(b)
Note Indentures	8.3(hh)
Owned Company Intellectual Property	8.3(ii)
Owned Parent Intellectual Property	8.3(jj)
Parent	Preamble
Parent Benefit Plans	5.8(c)
Parent Board	Recitals
Parent Common Stock	1.6(a)(iii)
Parent Credit Agreement	8.3(kk)
Parent Disclosure Letter	Article IV
Parent Employee	4.16(a)
Parent Entities	Preamble
Parent Family Holders	8.3(ll)
Parent Financing Sources	8.3(mm)
Parent Intellectual Property	8.3(nn)
Parent Leased Real Property	4.20(b)
Parent Leases	4.20(b)
Parent Licensed Parties	4.12
Parent Licensing Affiliates	4.12
Parent Management Principals	4.13(a)
Parent Material Contract	4.18(a)
Parent Owned Real Property	4.20(a)
Parent Plans	4.15(a)

A-vii

Definition	Location
Parent Real Property	4.20(b)
Parent Registered IP	8.3(oo)
Parent Restricted Share	8.3(pp)
Parent RSU	8.3(qq)
Parent SEC Documents	4.7(a)
Parent Stock Option	8.3(rr)
Parent Stock Plan	8.3(ss)
Parent Stockholder Approval	4.10
Parent Stockholders’ Meeting	5.5(d)
Parent Vessel	4.20(c)
Parent Voting Agreement	Recitals
Patents	8.3(z)
Payoff Letter	5.14(a)
Per Share Cash Consideration	8.3(tt)
Per Share Stock Consideration	8.3(uu)
Permits	3.11
Permitted Liens	8.3(vv)
Person	8.3(ww)
Personal Information	8.3(xx)
Registration Statement	3.4
Representatives	5.4(a)
Required Cash Percentage	2.3(e)
Required Stock Percentage	2.3(e)
Requisite Gaming Approvals	8.3(yy)
SEC	3.7(a)
Second Merger Effective Time	1.2(b)
Second Step Certificate of Merger	1.2(b)
Second Step Merger	Recitals
Securities Act	3.7(a)
Share Issuance	Recitals
Software	8.3(zz)
SOX	3.7(a)
Stock Consideration	8.3(aaa)
Stock Designated Shares	2.3(g)(i)(B)
Stock Election Shares	2.3(b)
Stock Percentage	2.3(e)
Subsidiary	8.3(bbb)
Superior Company Proposal	8.3(ccc)
Superior Company Proposal Notice Period	5.4(d)(i)
Takeover Laws	3.23
Tax	8.3(ddd)
Tax Authority	8.3(eee)
Tax Returns	8.3(fff)
Termination Date	7.2(a)
Termination Fee	8.3(ggg)
Trademarks	8.3(y)
Trade Secrets	8.3(y)
WARN Act	3.16(d)
Works of Authorship	8.3(y)

A-viii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 19, 2016, is by and among ISLE OF CAPRI CASINOS, INC., a Delaware corporation (the “Company”), ELDORADO RESORTS, INC., a Nevada corporation (“Parent”), EAGLE I ACQUISITION CORP., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub A”) and EAGLE II ACQUISITION COMPANY LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub B” and together with Parent and Merger Sub A, the “Parent Entities”).

RECITALS

WHEREAS, Parent and the Company wish to effect a business combination through a merger of Merger Sub A with and into the Company (the “First Step Merger”), with the Company continuing as the surviving entity (the “Intermediate Surviving Entity”), on the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”), followed by a merger of the Intermediate Surviving Entity with and into Merger Sub B (the “Second Step Merger” and, together with the First Step Merger, the “Mergers”), with Merger Sub B continuing as the surviving entity (the “Final Surviving Entity”), on the terms and conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (as amended, the “DLLCA”);

WHEREAS, the boards of directors of the Company, Merger Sub A and Parent have determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Mergers;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved the Mergers, the execution of this Agreement and the consummation of the transactions contemplated hereby and has resolved to recommend to the Company’s stockholders that they adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Company Family Holder is entering into a voting agreement (the “Company Voting Agreement”) with Parent and the Company pursuant to which the Company Family Holder has agreed, on the terms and subject to the conditions set forth in the Company Voting Agreement, to, among other things, vote all of its shares of Company Common Stock to adopt this Agreement in accordance with the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved the issuance of the Stock Consideration (the “Share Issuance”), the payment of the Cash Consideration, the Mergers, the execution of this Agreement and the consummation of the transactions contemplated hereby and has resolved to recommend to Parent’s stockholders that they approve the Share Issuance;

WHEREAS, the board of directors of Merger Sub A has approved the First Step Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby and has resolved to recommend to its sole stockholder that it adopt this Agreement;

WHEREAS, Parent, as the sole stockholder of Merger Sub A and the sole member of Merger Sub B, has adopted this Agreement in accordance with the DGCL and the DLLCA, as applicable;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Parent Family Holder is entering into a voting agreement (the “Parent Voting Agreement”) with the Company and Parent pursuant to which the Parent Family Holder has agreed, on the terms and subject to the conditions set forth in the Parent Voting Agreement, to, among other things, vote all of its shares of Parent Common Stock in favor of the Share Issuance; and

WHEREAS, the Parent Entities and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parent Entities and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1    The Mergers.

(a)  Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub A shall consummate the First Step Merger pursuant to which (i) Merger Sub A shall be merged with and into the Company and the separate corporate existence of Merger Sub A shall thereupon cease, and (ii) the Company shall be the Intermediate Surviving Entity in the First Step Merger. The First Step Merger shall have the effects specified in the DGCL.

(b)  Immediately after the Effective Time and in accordance with the DGCL and the DLLCA, the Intermediate Surviving Entity and Merger Sub B shall consummate the Second Step Merger pursuant to which (i) the Intermediate Surviving Entity shall be merged with and into Merger Sub B and the separate corporate existence of the Intermediate Surviving Entity shall thereupon cease and (ii) Merger Sub B shall be the Final Surviving Entity in the Second Step Merger. The Second Step Merger shall have the effects specified in the DGCL and the DLLCA.

Section 1.2    Effective Time.

(a)  On the Closing Date, the Company and Merger Sub A shall duly execute a certificate of merger (the “First Step Certificate of Merger”) and file such First Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The First Step Merger shall become effective at the time of the acceptance of such filing by the Secretary of State of the State of Delaware, or at such subsequent time as Parent and Company shall agree and shall specify in the First Step Certificate of Merger (the date and time the First Step Merger becomes effective being the “Effective Time”).

(b)  Immediately after the Effective Time, the Intermediate Surviving Entity and Merger Sub B shall duly execute a certificate of merger (the “Second Step Certificate of Merger” and together with the First Step Certificate of Merger, the “Certificates of Merger”) and file such Second Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and DLLCA. The Second Step Merger shall become effective at the time of the acceptance of such filing by the Secretary of State of the State of Delaware, or at such subsequent time as Parent and Company shall agree and shall specify in the Second Step Certificate of Merger (“Second Merger Effective Time”).

Section 1.3    Constituent Documents.

(a)  At the Effective Time, by virtue of the First Step Merger and without any action on the part of Merger Sub A or the Company, (i) the certificate of incorporation of the Intermediate Surviving Entity shall be amended in its entirety to read as the certificate of incorporation of Merger Sub A, as in effect immediately prior to the Effective Time, until duly amended as provided therein or by applicable Laws and (ii) the bylaws of the Intermediate Surviving Entity shall be the bylaws of Merger Sub A as in effect immediately prior to the Effective Time.

(b)  The certificate of formation and operating agreement of Merger Sub B, as in effect immediately prior to the Effective Time, shall be, upon the Second Merger Effective Time, the certificate of formation and the operating agreement of the Final Surviving Entity until thereafter amended as provided by Law and by the terms thereof. Notwithstanding the foregoing, the name of the Final Surviving Entity shall be Isle of Capri Casinos LLC and the certificate of formation and operating agreement of the Final Surviving Entity shall so provide.

Section 1.4    Closing.    On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 2029 Century Park East, Los Angeles, California at 10:00 a.m., Pacific Time, on the date no later than two (2) days, other than a Saturday or Sunday or a day in which banking institutions in New York, New York are authorized or required to close (such days, “Business Days”), after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction thereof), unless another time, date or place is agreed to in writing by Parent and the Company. The time and date of the Closing is referred to in this Agreement as the “Closing Date.”

Section 1.5    Directors; Officers; Manager.

(a)  The board of directors of Merger Sub A immediately prior to the Effective Time shall be the board of directors of the Intermediate Surviving Entity immediately after the Effective Time, each to hold such office in accordance with the provisions of the bylaws of the Intermediate Surviving Entity. The officers of Merger Sub A immediately prior to the Effective Time shall be the officers of the Intermediate Surviving Entity immediately after the Effective Time, each to hold such office in accordance with the provisions of the bylaws of the Intermediate Surviving Entity.

(b)  The sole member and manager of the Final Surviving Entity shall be Parent. The officers of the Intermediate Surviving Entity immediately prior to the Second Merger Effective Time shall be the officers of the Final Surviving Entity immediately after the Second Merger Effective Time, each to hold such office in accordance with the provisions of the operating agreement of the Final Surviving Entity.

(c)  Prior to the Closing, Parent and the Company shall mutually agree upon two (2) members of the Company Board (the “Isle Directors”) to be appointed to the Parent Board in accordance with this Section 1.5(c). Effective as of the Second Merger Effective Time, Parent shall take all actions necessary to expand the Parent Board from seven (7) directors to nine (9) directors and appoint the Isle Directors to such newly created vacancies. At each of the two (2) subsequent annual meetings of Parent’s stockholders occurring after the Closing, Parent shall use its reasonable best efforts to cause each Isle Director to be re-elected to the Parent Board. If at any time prior to January 1, 2019 any of the Isle Directors ceases to be a member of the Parent Board other than due to a failure to be re-elected to the Parent Board by the stockholders of Parent, then the remaining Isle Director shall be entitled to appoint a replacement Isle Director, whose appointment shall be subject to the approval of the majority of the members of the nominating committee of the Parent Board that are not Isle Directors. The provisions of this Section 1.5 shall survive the consummation of the Mergers and, notwithstanding any other provision of this Agreement to the contrary, are expressly intended to benefit, and shall be enforceable by, each of the Isle Directors (including any replacement Isle Director).

Section 1.6    Conversion of Stock.

(a)  As of the Effective Time, by virtue of the First Step Merger and without any action on the part of the Company or Parent:

(i)  each share of capital stock of Merger Sub A issued and outstanding immediately prior to the Effective Time shall, by virtue of the First Step Merger and without any action on the part of the holder thereof, be converted into one (1) share of common stock, par value $.001 per share, of the Intermediate Surviving Entity following the First Step Merger, and such share of common stock shall constitute the only outstanding equity securities of the Intermediate Surviving Entity at such time;

(ii)  each share of common stock of the Company (“Company Common Stock”) that is held in treasury by the Company or owned by the Company or any wholly-owned Subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor (the “Excluded Shares”); and

(iii)  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (A) the Excluded Shares and (B) Dissenting Shares will, by virtue of the First Step Merger and without any action on the part of the holder thereof, be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.3 and, in the case of Company Restricted Shares, Section 1.7(b), (A) a number of shares of common stock of Parent, par value $0.00001 per share (“Parent Common Stock”), equal to the Per Share Stock Consideration or (B) a cash payment, without interest, equal to the Per Share Cash Consideration. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the Company stockholders shall cease to have any rights with respect thereto except the right to receive Merger Consideration pursuant to Section 2.2, or in the case of Company Restricted Shares, the right to receive shares of Parent Common Stock pursuant to Section 1.7(b).

(b)  As of the Second Merger Effective Time, by virtue of the Second Step Merger and without any action on the part of the Company or Parent:

(i)  each unit of membership interest of Merger Sub B issued and outstanding immediately prior to the Second Merger Effective Time shall, by virtue of the Second Step Merger and without any action on the part of the holder thereof, be converted into one (1) unit of membership interest of the Final Surviving Entity following the Second Step Merger, and such units of membership interest shall constitute the only outstanding equity securities of the Final Surviving Entity at such time; and

(ii)  each share of capital stock of the Intermediate Surviving Entity then outstanding shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)  The Mergers shall have no effect on the outstanding capital stock of Parent.

Section 1.7    Company Stock Options and Other Stock-Based Awards.

(a)  Each option or other right to acquire Company Common Stock granted under any Company Stock Plan (a “Company Stock Option”) or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Company Stock Plan, the award agreement pursuant to which such Company Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement), (ii) cease to represent an option or right to acquire shares of Company Common Stock, and (iii) be converted into an option or right to purchase shares of Parent Common Stock and shall remain subject to the same restrictions and other terms as are set forth in the Company Stock Plan, the award agreement pursuant to which such Company Stock Option was granted and, if applicable, any other relevant agreements (such as an employment agreement). The number of shares, the exercise price per share of Parent Common Stock, and any other rights of a holder of a converted Company Stock Option shall be determined in a manner that complies with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder and in a manner that is mutually acceptable to Parent and the Company.

(b)  Each share of Company Common Stock subject to vesting, repurchase or lapse restrictions (each a “Company Restricted Share”) that is outstanding under any Company Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Company Stock Plan, the award agreement pursuant to which such Company Restricted Share was granted, and, if applicable, any other relevant agreements (such as an employment agreement) and shall be exchanged for shares of Parent Common Stock (in an amount equal to the Per Share Stock Consideration, with aggregated fractional shares rounded to the nearest whole share) that remain subject to the same restrictions and other terms as are set forth in the Company Stock Plan, the award agreement pursuant to which such Company Restricted Share was granted, and, if applicable, any other relevant agreements (such as an employment agreement). Company Restricted Shares shall not be considered shares of Company Common Stock for purposes of Article II.

(c)  Each performance stock unit granted under any Company Stock Plan or otherwise (each a “Company PSU”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Company Stock Plan, the award agreement pursuant to which such Company PSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement), (ii) be converted into a number of performance stock units in respect of shares of Parent Common Stock, in an amount equal to the Per Share Stock Consideration (with aggregated fractional shares rounded to the nearest whole share), and (iii) remain subject to the same restrictions and other terms as are set forth in the Company Stock Plan, the award agreement pursuant to which such Company PSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement).

(d)  Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Company Common Stock granted under any Company Stock Plan or otherwise, including any such units held in participant accounts under any employee benefit or compensation plan or arrangement of the Company, other than a Company PSU (each a “Company RSU”), that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable Company Stock Plan, the award agreement pursuant to which such Company RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan), (ii) be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Parent Common Stock, in an amount equal to the Per Share Stock Consideration (with aggregated fractional shares rounded to the nearest whole share), and (iii) remain subject to the same restrictions and other terms as are set forth in the Company Stock Plan, the award agreement pursuant to which such Company RSU was granted, and, if applicable, any other relevant agreements (such as an employment agreement or applicable employee benefit plan).

(e)  At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, and Parent, the Parent Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to effectuate the provisions of Section 1.7(a) through Section 1.7(d).

Section 1.8    Tax Consequences.    For U.S. federal income tax purposes, it is intended that the Mergers, taken together, shall constitute a “reorganization” within the meaning of Section 368 of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

Section 2.1    Exchange Agent.    Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be mutually agreed by Parent and the Company (the “Exchange Agent”), which agreement shall provide that Parent shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article II, through the Exchange Agent, an aggregate number of shares of Parent Common Stock and cash (such shares of Parent Common Stock and cash, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) representing the aggregate Merger Consideration. If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Exchange Agent additional funds in an amount equal to the amount of Cash Consideration payable with respect to such shares pursuant to Section 2.6.

Section 2.2    Delivery of Merger Consideration.

(a)  Promptly following the Effective Time, and in any event no later than five (5) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of certificate(s) representing shares of Company Common Stock who theretofore has not submitted such holder’s Election Form pursuant to Section 2.3 (all such certificates, together with certificate(s) representing shares of Company Common Stock previously submitted with an Election Form, “Certificates”) (i) a letter of transmittal (which shall specify to the holders of Certificates that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent in a form to be mutually agreed upon by Company and Parent (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) for shares in exchange for the Merger Consideration, any amounts in respect of fractional shares of Parent Common Stock in accordance with Section 2.2(e) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b)  Upon surrender by a holder of Company Common Stock to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal or, to the extent received prior to the Election Deadline, a properly completed Election Form, such holder of Company Common Stock will be entitled to receive (and Parent shall cause the Exchange Agent to deliver to each such holder) promptly after the Effective Time, and in any event no later than five (5) Business Days after the Effective Time, the Merger Consideration and any amounts in respect of fractional shares of Parent Common Stock in accordance with the procedures set forth in this Article II in respect of the Company Common Stock represented by such holder’s Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c)  No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate (or affidavits of loss in lieu of such Certificate as provided in Section 2.2(g)) in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of Parent Common Stock issuable with respect to such Certificate.

(d)  After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Common Stock that was issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, such Certificates shall be canceled and exchanged for the Merger Consideration (and amounts in respect of fractional shares of Parent Common Stock in accordance with Section 2.2(e)).

(e)  No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates. Each holder of Company Common Stock that would otherwise be entitled to a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.2(i) ) equal to such holder’s proportionate interest in the net proceeds from the sale or sales by the Exchange Agent in accordance with the provisions of this Section 2.2(e), on behalf of all such holders, of the Excess Securities. As soon as reasonably practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of shares of Parent Common Stock into which the Company Common Stock was converted pursuant to Section 1.6(a)(iii) over (y) the aggregate number of whole shares of Parent Common Stock to which the former holders of Company Common Stock are entitled pursuant to Section 1.6(a)(iii) (such excess being herein called the “Excess Securities”) and the Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess Securities at the prevailing prices on NASDAQ. The sale of the Excess Securities by the Exchange Agent shall be executed on NASDAQ through one or more member firms of NASDAQ and shall be executed in round lots to the extent practicable. The Exchange Agent shall deduct from the proceeds of sale of the Excess Securities all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Securities. Until the net proceeds of such sale of Excess Securities have been distributed to the former stockholders of the Company, the Exchange Agent shall hold such proceeds and dividends in trust for such former stockholders. As soon as reasonably practicable after the determination of the amount of cash to be paid to former stockholders of the Company for any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

(f)  Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company as of the first (1st) anniversary of the Effective Time may, at Parent’s option, be paid to Parent (together with any dividends in respect thereof). In such event, any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any amounts in respect of any fractional shares and any unpaid dividends and distributions on Parent Common Stock deliverable in respect of each such share of Company Common Stock such former holder holds as determined pursuant to this Agreement, without any interest thereon. The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws and, at Parent’s option, such portion shall be paid to Parent. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g)  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(h)  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.2(f) and any losses resulting from such investments will be made up by Parent to the extent that such losses cause the total amount of cash in the Exchange Fund to fall below the amount necessary to pay the cash portion of the Merger Consideration.

(i)  Parent, the Company, the Intermediate Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person such amounts as Parent, the Company, the Intermediate Surviving Entity and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of applicable federal, state, local or foreign tax Law. To the extent that amounts are so withheld by Parent, the Company, the Intermediate Surviving Entity or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

Section 2.3    Election Procedures.

(a)  A Letter of Transmittal, an election form and other appropriate and customary transmittal materials in such form as Parent and the Company shall mutually agree (the “Election Form”) shall be mailed thirty-five (35) days prior to the anticipated Closing Date or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b)  Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (the “Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (the “Cash Election Shares”) and (iii) the number of shares of such holder’s Company Common Stock with respect to which such holder makes no election to receive the Per Share Stock Consideration or the Per Share Cash Consideration (the “No Election Shares”). Any Company Common Stock (other than Dissenting Shares) with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the thirtieth (30th) day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the “Election Deadline”) shall be deemed to be No Election Shares.

(c)  The Company shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline.

(d)  Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials (including a Letter of Transmittal) included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and the Company shall cause the applicable Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Company or the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)  Notwithstanding any other provision contained in this Agreement, (i) the quotient of (A) the aggregate dollar value of the Stock Consideration (assuming that each share of Parent Common Stock has a value of $14.04) and (B) the Aggregate Total Consideration (the “Stock Percentage”) shall equal 42% (the “Required Stock Percentage”) and (ii) the quotient of (A) Cash Consideration plus aggregate Dissenting Stockholder Consideration (assuming the amount payable for each Dissenting Share is equal to the Per Share Cash Consideration) and (B) the Aggregate Total Consideration (the “Cash Percentage”) shall equal 58% (the “Required Cash Percentage”).

(f)  Notwithstanding any other provision contained in this Agreement, (i) the maximum number of shares of Company Common Stock that may be converted into the right to receive Stock Consideration shall be equal to the Required Stock Percentage of the issued and outstanding shares of Company Common Stock (other than Excluded Shares) immediately prior to the Effective Time (the “Maximum Stock Shares”) and (ii) the maximum number of shares of Company Common Stock that may be converted into the right to receive Cash Consideration and Dissenting Stockholder Consideration shall be equal to the Required Cash Percentage of the issued and outstanding shares of Company Common Stock (other than Excluded Shares) immediately prior to the Effective Time (the “Maximum Cash Shares”).

(g)  Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the former holders of Company Common Stock of rights to receive the Merger Consideration as follows:

(i)  Cash Oversubscribed.  If the total number of the Cash Election Shares plus the Dissenting Shares would cause the Cash Percentage to exceed the Required Cash Percentage, then:

(A)  all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B)  each of the holders of Cash Election Shares shall have an amount of their Cash Election Shares (the “Stock Designated Shares”) equal to the product of (x) the number of Cash Election Shares held by such holder and (y) one (1) minus a fraction, the numerator of which is a number equal to the number of Maximum Cash Shares minus the number of Dissenting Shares and the denominator of which is the total number of Cash Election Shares, converted into the right to receive the Per Share Stock Consideration; and

(C)  the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)  Stock Oversubscribed.  If the total number of the Stock Election Shares would cause the Stock Percentage to exceed the Required Stock Percentage, then:

(A)  all Cash Election Shares and No Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

(B)  each of the holders of Stock Election Shares shall have an amount of their Stock Election Shares (the “Cash Designated Shares”) equal to the product of (x) the number of Stock Election Shares held by such holder and (y) one (1) minus a fraction, the numerator of which is the Maximum Stock Shares and the denominator of which is the total number of Stock Election Shares, converted into the right to receive the Per Share Cash Consideration; and

(C)  the Stock Election Shares that are not Cash Designated Shares will be converted into the right to receive the Per Share Stock Consideration.

(iii)    Neither Cash nor Stock Oversubscribed.    If the total number of the Stock Election Shares is less than the Maximum Stock Shares and the total number of the Cash Election Shares plus the Dissenting Shares is less than the Maximum Cash Shares (the amount by which the Maximum Cash Shares exceeds the total number of Cash Election Shares, the “Shortfall Number”), then:

(A)  all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

(B)  all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(C)  each of the holders of No Election Shares shall have an amount of their No Election Shares (the “No Election Cash Designated Shares”) equal to the product of (x) the number of No Election Shares held by such holder and (y) a fraction, the numerator of which is a number equal to the Shortfall Number minus the number of Dissenting Shares and the denominator of which is the total number of No Election Shares, converted into the right to receive the Per Share Cash Consideration; and

(D)  the No Election Shares that are not No Election Cash Designated Shares will be converted into the right to receive the Per Share Stock Consideration.

For the avoidance of doubt, for purposes of this Section 2.3, Company Restricted Shares shall not be treated as Company Common Stock.

Section 2.4    Adjustments.    Subject to the provisions of Section 5.1 and Section 5.2, in the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange, or other similar transaction, the Merger Consideration shall be equitably adjusted as appropriate.

Section 2.5    Uncertificated Shares.    In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article II as are necessary or appropriate to implement the same purpose and effect that this Article II has with respect to shares of Company Common Stock that are represented by Certificates.

Section 2.6    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Mergers (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (“Dissenting Stockholder Consideration”) (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Share, and such shares shall be treated as Cash Election Shares under this Agreement and shall not be subject to the provisions of Section 2.3(g). The Company shall give Parent prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company Stockholders’ rights of appraisal, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL, so long as Parent does not create any pre-Closing obligations of the Company. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section and any disclosure in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties, or covenants as is reasonably apparent on the face of such disclosure), the Company represents and warrants to the Parent Entities as follows:

Section 3.1    Organization, Standing and Power.

(a)  The Company and each of its Subsidiaries (i) is a limited liability company, limited partnership or corporation, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (ii) has all requisite corporate, limited partnership or limited liability company power, as applicable, and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of the Company and its Subsidiaries is, and at the Effective Time will be, a citizen of the United States, within the meaning of Section 2 of the Shipping Act of 1916, 46 U.S.C. §50501, as amended, eligible to own and operate the Company Vessels in the trade of the United States in which they operate.

(b)  The Company has previously furnished to Parent a true and complete copy of the organizational and governing documents of the Company and each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of its organizational or governing documents.

Section 3.2    Authority.    The Company has all necessary corporate power and authority to execute and deliver this Agreement, the Parent Voting Agreement and the Company Voting Agreement and, subject to the receipt of the Company Stockholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the Parent Voting Agreement and the Company Voting Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by the Company Board, and, subject to the receipt of the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to approve this Agreement, the Parent Voting Agreement or the Company Voting Agreement or to consummate the transactions contemplated hereby or thereby, subject in the case of the consummation of the Mergers to receipt of the Company Stockholder Approval and the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and DLLCA. This Agreement, the Parent Voting Agreement and the Company Voting Agreement have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the applicable Parent Entities and any other parties hereto and thereto, constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called at which all of the directors of the Company were present, has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.4, has resolved to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby. The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Mergers or the other transactions contemplated hereby.

Section 3.3    No Conflict; Consents and Approvals.

(a)  The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the organizational or governing documents of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a

Material Adverse Effect on the Company.

(b)  The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require the Company to obtain any consent, approval, authorization or permit of, action by, or to make any filing with or notification to, any governmental or regulatory authority (including any stock exchange and any Gaming Authority), agency, court, commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) the filings required under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) such filings and other action as are necessary to obtain all required Gaming Approvals, (iv) such filings as necessary to comply with the applicable requirements of NASDAQ, (v) the filing with the Delaware Secretary of State of the Certificates of Merger as required by the DGCL and DLLCA, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.4    Certain Information.    None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Mergers will be registered with the SEC (the “Registration Statement”) will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The information supplied or to be supplied by the Company or its Representatives for inclusion in the joint proxy statement/prospectus included in the Registration Statement (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Stockholders Meeting but excluding any portion thereof based on information supplied by Parent or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. The information relating to the Company and its Subsidiaries which is provided by the Company or its Representatives in any document filed with any Gaming Authorities in connection herewith shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or any of its Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

Section 3.5    Litigation.    Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, (b) no Governmental Entity has since January 1, 2013, challenged or questioned in writing the legal right of the Company or any of its Subsidiaries to conduct its operations as presently or previously conducted, and (c) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity (other than orders relating to the ordinary course operation of the business of the Company and its Subsidiaries issued by Gaming Authorities under applicable Gaming Laws).

Section 3.6    Ownership and Operations of the Company.

(a)  The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, 2,000,000 shares of preferred stock and 3,000,000 shares of Class B common stock, par value $0.01 per share. As of September 16, 2016, (i) 42,066,148 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) 763,085 shares of Company Common Stock were held in treasury, (iii) an aggregate of 734,953 shares of Company Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Stock Plan, (iv) an aggregate of 249,648 Company PSUs were outstanding issued pursuant to the Company Stock Plan (assuming achievement of target performance goals with respect to all such Company PSUs), (v) an aggregate of 189,341 Company RSUs were outstanding issued pursuant to the Company Stock Plan, and (vi) an aggregate of 128,316 Company Restricted Shares were outstanding issued pursuant to the Company Stock Plan. No shares of preferred stock or Class B common stock are issued and outstanding. Except as set forth above and except for changes since September 16, 2016 resulting from the exercise or settlement of Company Stock Options, Company PSUs or Company RSUs outstanding on such date, as of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (except for securities reserved for issuance under any Company Stock Plan) or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (except for securities reserved for issuance under any Company Stock Plan), (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are (1) owned by the Company or another wholly-owned Subsidiary of the Company and (2) free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, except where any such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the operations or business of the Company or any of its Subsidiaries.

(b)  As of September 16, 2016: (i) 734,953 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Stock Options; (ii) 128,316 shares of Company Common Stock are reserved for issuance pursuant to outstanding Company Restricted Shares; (iii) 249,648 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company PSUs (assuming achievement of target performance goals with respect to all such Company PSUs); (iv) 189,341 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSUs; and (v) 2,669,732 shares of Company Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Company Stock Plan (assuming achievement of target performance goals with respect to all applicable Company PSUs). Section 3.6(b) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Stock Option, Company Restricted Share, Company PSU and Company RSU outstanding as of September 16, 2016, together with the following information: (A) the particular plan (if any) pursuant to which such Company Stock Option, Company Restricted Share, Company PSU or Company RSU was granted; (B) the name of the holder of such Company Stock Option, Company Restricted Share, Company PSU or Company RSU; (C) the number of shares of Company Common Stock subject to such award; (D) the per share exercise price (if any) of such Company Stock Option; (E) the date on which such Company Stock Option, Company Restricted Share, Company PSU or Company RSU was granted; (F) the date on which such Company Stock Option expires; (G) whether a Company Stock Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (H) any applicable deferral features. Except for those listed in Section 3.6(b) of the Company Disclosure Letter, there are no outstanding or authorized equity-based or equity-linked awards with respect to the Company or the Company Common Stock.

(c)  Section 3.6(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and for each such Subsidiary, its state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock or other equity interests. Each of the outstanding shares of capital stock of (or other equity interest in) each of the Company’s Subsidiaries is (except as provided in such Subsidiary’s operating agreement or comparable governing document) duly authorized, validly issued, fully paid and non-assessable and all such shares are (1) owned by the Company or another wholly-owned Subsidiary of the Company, and (2) free and clear of all Liens of any nature whatsoever, except for those provided in such Subsidiary’s operating agreement or comparable governing document.

Section 3.7    SEC Reports; Financial Statements.

(a)  The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2013 (all such forms, reports, statements, certificates and other documents filed since January 1, 2013 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC.

(b)  The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2016 filed with the SEC have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since April 24, 2016 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)  Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications are true and correct.

(d)  The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e), and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(e)  The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended April 24, 2016, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of April 24, 2016. To the knowledge of the Company, since April 25, 2016, none of the Company, its Subsidiaries or the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries; (B) any illegal act or fraud related to the operations or business of the Company or its Subsidiaries, whether or not material, that involves the Company’s management; or (C) any claim or allegation regarding any of the foregoing.

(f)  To the knowledge of the Company, as of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Documents.

(g)  The Company is in compliance in all respects with the applicable rules, regulations and applicable listing requirements of NASDAQ, and has not since January 1, 2013 received any notice asserting any non-compliance with any of the foregoing.

Section 3.8    No Undisclosed Liabilities.    Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued or contingent, of a nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet on Form 10-K for the fiscal year ended April 24, 2016 filed with the SEC, (b) incurred in the ordinary course of business since the date of such balance sheet, none of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement. Since April 25, 2016, neither the Company nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), or other relationships with other Persons that may have a current or future material effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses of the Company and its Subsidiaries.

Section 3.9    Absence of Certain Changes or Events.    Since April 25, 2016 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect on the Company.

Section 3.10    Vote/Approval Required.    Assuming the presence of a quorum at the Company Stockholders Meeting, this Agreement will be adopted upon the receipt of the approval of the adoption of this Agreement by the affirmative vote of two-thirds of the voting power of the Company, voting as a single class, in person or by proxy, at the Company Stockholders Meeting (the “Company Stockholder Approval”). No other vote or consent of the holders of any class or series of capital stock of the Company is necessary to approve this Agreement, the Mergers or the other transactions contemplated hereby.

Section 3.11    Compliance with Laws.    Except with respect to Taxes, ERISA, labor matters and environmental matters (which are the subject of Section 3.14, Section 3.15, (a) and Section 3.17, respectively) and Gaming Laws, the Company and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except with respect to Environmental Laws (which are the subject of Section 3.17), the Company and its Subsidiaries have been and are in compliance with all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of, or noncompliance with, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers nor, to the Company’s knowledge, any of their respective employees or agents for or on behalf of the Company or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) or any rules or regulations thereunder or any other applicable Laws or any conventions to which the Company and its

Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

Section 3.12    Licensability.    None of the Company, any of its Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates that will be included in the process of determining the suitability of the Company for a Gaming Approval by a Gaming Authority, or, to the Company’s knowledge, any holders of the Company’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “Company Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. The Company, its Subsidiaries, and each of their respective Company Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Company Licensed Parties”) is in good standing in each of the jurisdictions in which such Company Licensed Party owns, operates, or manages gaming facilities. To the Company’s knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Company Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Company Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

Section 3.13    Compliance with Gaming Laws.

(a)  Each of the Company Licensed Parties, and to the Company’s knowledge, each of the Company Licensed Parties’ directors, officers, partners, managers, members and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, “Company Management Principals”), holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the Company Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on the Company. Neither the Company, nor any of the Company Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to the Company, any Company Licensing Affiliates or Company Management Principals that is pending, and, to the knowledge of the Company, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not reasonably be likely to have a Material Adverse Effect on the Company.

(b)  No Company Licensed Party, and no Company Licensing Affiliate or Company Management Principal of any Company Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more. To the knowledge of the Company, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Company Licensed Parties or any of their respective Company Licensing Affiliates or Company Management Principals. None of the Company Licensed Parties, and none of their respective Company Licensing Affiliates or Company Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

Section 3.14    Taxes.

(a)  All material Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects. There is no outstanding material claim in writing by any Governmental Entity where the Company or any of its Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

(b)  Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material amount of Tax (including Taxes required to have been withheld by the Company or any of its Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the Company SEC Documents.

(c)  No material Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(d)  There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any material amount of Tax. None of the Company or any Subsidiary is subject to any outstanding waiver or extension of the statute of limitations in respect of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). None of the Company or any of its Subsidiaries has engaged in a “listed transaction” or “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(2) or (6).

(e)  None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by the Company or any Subsidiary prior to the Closing Date without the consent of Parent; or (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax Law) executed on or prior to the Closing Date without the consent of Parent.

(f)  None of the Company or any of its Subsidiaries has taken or agreed to take any action nor is the Company aware of any agreement, plan or other circumstances that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368 of the Code.

Section 3.15    Benefit Plans.

(a)  Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Plan. “Company Plans “means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to compensation or benefits or the Company or its Subsidiaries has any liability (contingent or otherwise), but in each case other than a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter or opinion letter of the Internal Revenue Service (the

“IRS”), (iii) any summary plan description and other equivalent written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) the Form 5500 for the 2014 plan year (and attached schedules) and, when available, the Form 5500 for the 2015 plan year (and attached schedules).

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Plan has been established and administered in accordance with its terms and applicable Law, and in compliance with the applicable provisions of ERISA and the Code, and (ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all contributions required to be made under the terms of any Company Plan have been timely made.

(d)  Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan.

(e)  No Company Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(f)  None of the Company, its Subsidiaries, or any entity, trade or business, whether or not incorporated, that together with the Company or any Subsidiary, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), has any liability under Title IV of ERISA which has not been satisfied in full, other than with respect to a Multiemployer Plan.

(g)  No Company Plan provides, or reflects or represents any liability of any of the Company and its Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or other similar Law, and none of the Company, any of its Subsidiaries or any entity, trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries, would be deemed an ERISA Affiliate has any material liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h)  No Company Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event).

(i)  No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any Company Plan will be an “excess parachute payment,” as such term is defined in Section 280G(b)(1) of the Code. The Company has not taken any action with respect to 2016 annual incentive awards and/or 2017 annual incentive awards that would cause such awards to be nondeductible under

Section 162(m) of the Code. The Company is not obligated to compensate any Person for excise taxes payable pursuant to Section 409A or 4999 of the Code.

(j)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there are no Actions, audits or inquiries pending, or, to the knowledge of the Company, threatened (other than routine claims for benefits) against any, or with respect to, any Company Plan or fiduciary thereto or against the assets of any such Company Plan.

(k)  No Company Plan is maintained outside of, or for the benefit of any individuals outside of, the United States. No Company Plan is subject to the Laws of a jurisdiction outside of the United States.

(l)  Other than as set forth in Section 3.15(l) of the Company Disclosure Letter, none of the Company or any of its ERISA Affiliates has any liability with respect to any Multiemployer Plan. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, in the case of any Multiemployer Plan with respect to which the Company or any of its ERISA Affiliates has any liability, (i) none of the Company or any of its ERISA Affiliates has withdrawn, partially withdrawn or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability, (ii) none of the Company or any of its ERISA Affiliates has received any notice that any such plan is in reorganization, that any such plan is or has been funded at a rate less than required under Section 412 of the Code, or that any such plan is insolvent and (iii) all contributions required to be made under the terms thereof (or the applicable collective bargaining agreement) by the Company or any of its ERISA Affiliates have been timely made.

Section 3.16    Labor Matters.

(a)  The employment of each current employee of the Company or any of its Subsidiaries (each, a “Company Employee”) is terminable by the Company and its Subsidiaries, as applicable, at will without any notice or severance obligation or other cost or liability to the Company or its Subsidiaries, as applicable.

(b)  The Company and each of and its Subsidiaries is in compliance in all material respects with all applicable visa and work permit requirements with respect to any Company Employee.

(c)  The Company and each of and its Subsidiaries is in compliance in all material respects with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each Company Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2013, the Company and each of and its Subsidiaries has complied (and is currently in compliance) with all applicable Laws, orders, judgments, injunctions, rules, decrees and Contracts (if any) with respect to the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 (the “WARN Act”) or any other comparable Law that applies to mass layoffs and/or plant closings to which the Company or any of its Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

(e)  (i) As of the date hereof, none of the Company’s or any of its Subsidiaries’ current officers or senior property managers has given the Company or any of its Subsidiaries, as applicable, written notice terminating his or her employment with the Company or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, the Company or such Subsidiary; (ii) to the knowledge of the Company, no Company Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any third Person, or subject to any order, judgment, injunction, rule or decree, which in each case, individually or in the aggregate, would reasonably be expected to have any material adverse effect on (A) the performance by such Person of any of his or her duties or responsibilities for the Company or such Subsidiary, or (B) the Company’s or such Subsidiary’s business or operations; and (iii) to the knowledge of the Company, no current Company Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Company Employee, consultant, contractor or any other non-employee service provider to be employed or retained by the Company or such Subsidiary.

(f)  Neither the Company nor any of its Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union, works council, labor organization or employee representatives or other representative bodies, and no collective bargaining agreement is currently being negotiated by the Company or any of its Subsidiaries. To the knowledge of the Company, since January 1, 2013, there have not been any activities or proceedings by any labor union, works council, labor organization, employee representatives or other representative bodies, Company Employee or group of Company Employees to organize any employees including, but not limited to, the solicitation of cards from Company Employees to authorize representation by any labor union, works council, labor organization or employee representatives or other representative bodies or any written or oral demand for recognition. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, labor organization or employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein. There is not now, nor has there been since January 1, 2013, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries.

(g)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries are, and at all times since January 1, 2013, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health, leaves of absences, layoffs, and workers’ compensation and other statutorily mandated insurance, and (ii) the Company and each of its Subsidiaries are, and at all times since January 1, 2013, have been, in compliance with all applicable Laws governing the classification of Company Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt.

(h)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of the Company, threatened involving any Company Employee, consultant, contractor or any other non-employee service provider or group thereof, and (ii) there are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status or any other protected characteristic) pending or, to the knowledge of the Company, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers’ Compensation Appeals Board, or any other Governmental Entity against the Company pertaining to any Company Employee, consultant, or independent contractor.

Section 3.17    Environmental Matters.

(a)  Except as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or as set forth in Section 3.17 of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by the Company or any of its Subsidiaries, and, to the knowledge of the Company, no Materials of Environmental Concern were present under any property formerly owned or operated by or from the Company or any of its Subsidiaries during the period of time any such property was owned or operated by or from the Company or any of its Subsidiaries; (iii) in the past three (3) years, neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or any similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) in the past three (3) years, neither the Company nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any Action, relating to noncompliance with any Environmental Laws or any other liabilities arising under, relating to, or pursuant to Environmental Laws (“Environmental Action”), and, to the knowledge of the Company, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action. To the knowledge of the Company, the Company has made available to Parent on the Datasite true copies of material documentation in its possession related to items identified on Section 3.17 of the Company Disclosure Letter.

(b)  Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.17 are the only representations and warranties in this Agreement made by the Company with respect to Environmental Laws or Materials of Environmental Concern.

Section 3.18    Contracts.

(a)  Except for Contracts previously filed with the SEC and Company Plans, Section 3.18 of the Company Disclosure Letter identifies each note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) that constitutes a Company Material Contract (as defined below) (other than Company Material Contracts described in (a)(ii) below), an accurate and complete copy of each of which (other than Company Material Contracts described in (a)(ii) below) has been provided or made available to Parent by the Company on the Datasite. For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which the Company or any of its Subsidiaries has ongoing rights or obligations will be deemed to constitute a “Company Material Contract”:

(i)  any Contract that is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)  any Contract that, by its terms, requires payments by the Company or any of its Subsidiaries in excess of $300,000 in the aggregate for the remainder of the stated term of such Contract, other than those that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days’ notice and without liability or financial obligation to the Company or any of its Subsidiaries;

(iii)  any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $300,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Subsidiaries of the Company, in each case, in the ordinary course of business consistent with past practice;

(iv)  any Contract limiting, in any respect, the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in the Business in any market or geographic area, or to make use of any material Intellectual Property owned by the Company or any of its Subsidiaries;

(v)  (A) any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or a Subsidiary thereof) any real property that by the Contract’s terms requires payment or receipt of payment, as the case may be, in excess of $300,000, and (B) any executory Contract for the sale or purchase of any real property;

(vi)  any Contract with any of the Company’s or any of its Subsidiaries’ officers, directors, employees, principal stockholders or Persons who, to the knowledge of the Company, are controlled thereby, or, to the knowledge of the Company, any member of such Persons’ immediate families, other than (A) any written employment, consulting or management services agreement or other compensation or benefit plan with the Company, or (B) the Company’s or its Subsidiaries’ written employee policies and procedures;

(vii)  any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by the Company or any of its Subsidiaries, and all Contracts pursuant to which the Company or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to the Company or any of its Subsidiaries for an amount not in excess of $300,000 in any case over the term of the applicable Contract;

(viii)  any Contract with any labor union; or

(ix)  any Contract obligating the Company to manage any gaming assets on behalf of an unrelated third party.

(b)  Each Company Material Contract is valid and in full force and effect, and is enforceable against the Company and its Subsidiaries (and to the knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, except to the extent that they have previously expired in accordance with their terms, or if the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the operations or business of the Company and its Subsidiaries, taken as a whole, and subject in all cases to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.

(c)  (i) Neither the Company nor its Subsidiaries has materially violated or materially breached, or committed any material default under, any Company Material Contract; (ii) to the knowledge of the Company, no other Person has materially violated or materially breached, or committed any default under, any Company Material Contract; and (iii) neither the Company nor its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible material violation or material breach of, or default under, any Company Material Contract.

Section 3.19    Insurance.    (a) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect and were in full force and effect during the period of time such insurance policies are purported to be in effect, and (c) neither the Company nor any of its Subsidiaries is in material breach or default of, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of, any such insurance policy.

Section 3.20    Real Property; Vessels.

(a)  Section 3.20(a) of the Company Disclosure Letter contains a list of each parcel of real property owned by the Company and its Subsidiaries (the “Company Owned Real Property”). The Company (and any Subsidiary of the Company, as applicable) has good, valid and marketable title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens. None of the Company or any Subsidiary has leased or licensed any portion of the Company Owned Real Property. Neither the Company nor any Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the Company Owned Real Property or any portion thereof or interest therein.

(b)  Section 3.20(b) of the Company Disclosure Letter contains a list of each parcel of real property (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests of the Company and its Subsidiaries with respect to such Company Leased Real Property (collectively, the “Company Leases”). The Company has made available to Parent true and correct copies of all Company Leases (including all amendments thereto), and the Company Leases set forth on Section 3.20(b) of the Company Disclosure Letter constitute the entire agreement between the Company and its Subsidiaries (as applicable), on the one hand, and each landlord or sublandlord (as applicable), on the other hand, with respect to the applicable Company Leased Real Property. With respect to the Company Leased Real Property:

(i)  the Company Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to the Company or a Subsidiary, as applicable, and, to the Company’s knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other Laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or law. There does not exist (x) under any Company Lease any material default by the Company or any Subsidiary or, to the Company’s knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary or, to the Company’s knowledge, by any other Person;

(ii)  the consummation of the transactions contemplated by this Agreement will not, in connection with such Company Leases, cause a breach or default with respect to any Company Lease; and

(iii)  the Company or a Subsidiary of the Company is the holder of the tenant’s interest under each of the Company Leases and neither the Company nor any Subsidiary has assigned the Company Leases or subleased all or any portion of the premises leased thereunder. The Company has not made any alterations, additions or improvements to the premises leased under the Company Leases that are expressly required to be removed pursuant to the applicable Company Lease at the termination of the applicable Company Lease term.

(c)  Section 3.20(c) of the Company Disclosure Letter contains a list of each vessel and such list includes all vessels used by the Company and its Subsidiaries in the conduct of the Company’s and its Subsidiaries’ business (each such vessel, a “Company Vessel”). Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the operations or business of the Company and its Subsidiaries, taken as a whole, (i) each Company Vessel is currently documented with and has a current and valid certificate of inspection issued by, the United States Coast Guard or other applicable Governmental Entity, (ii) the Company Vessels are in sufficient condition and repair and are adequate for the use, occupancy and operation of the business of the Company and its Subsidiaries, and (iii) to the Company’s knowledge, the improvements situated on the Company Vessels are free from structural defects and violations of Laws applicable thereto.

Section 3.21    Intellectual Property.

(a)  Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Registered IP. To the knowledge of the Company, no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the Company Registered IP. All Company Registered IP is solely and exclusively owned by the Company or one of its Subsidiaries free and clear of all Liens (other than Permitted Liens), and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b)  The Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of the Company and its Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks. To the knowledge of the Company, there has been no misappropriation or unauthorized access, use, modification or breach of security of Trade Secrets maintained by or on behalf of the Company or any of its Subsidiaries.

(c)  To the knowledge of the Company, the business of the Company and its Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property Rights of any third Person in a manner that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the business and operations of the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved, and that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the business and operations of the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries has issued any notice or claim since January 1, 2013 that a third Person is misappropriating or infringing any Owned Company Intellectual Property and, to the knowledge of the Company, no third Person is misappropriating or infringing any Owned Company Intellectual Property. No Owned Company Intellectual Property is subject to any outstanding order, judgment, decree, agreement, or stipulation restricting or limiting any use or licensing thereof by the Company or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

(d)  Except as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole, the Company or its Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), and have not granted any license, covenant, release, immunity or other right with respect to any Owned Company Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities. All of the Company Intellectual Property that is necessary to the business or operations of the Company and its Subsidiaries, taken as a whole, and that is not Owned Company Intellectual Property is duly and validly licensed to the Company or its Subsidiaries pursuant to a valid and enforceable Contract. For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 3.21(c). Following the Closing, the Final Surviving Entity will own or have, and will be permitted to exercise, the same rights that the Company and its Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs), in each case that are material to the operations of the business of the Company and its Subsidiaries taken as a whole, without the payment of any additional amounts or consideration (other than ongoing fees, royalties or payments which the Company or its Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred).

(e)  To the knowledge of the Company, the Company and each Subsidiary has (i) complied in all material respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of Personal Information, and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage and unauthorized access, use, modification or other misuse. To the knowledge of the Company, there has been no material loss, damage or unauthorized access, use, modification or breach of security of Personal Information maintained by or on behalf of the Company or any of its Subsidiaries, in each case that are material to the operations of the business of the Company and its Subsidiaries taken as a whole. To the knowledge of the Company, since January 1, 2013, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage or unauthorized access, use, modification or breach of security of Personal Information maintained by or on behalf of any of the Company or its Subsidiaries, in each case that are material to the operations of the business of the Company and its Subsidiaries taken as a whole. Neither the execution, delivery or performance of this Agreement or the consummation of the Mergers or other transactions contemplated hereby will, or reasonably would be expected to, result in any material violation of any privacy policy of the Company and its Subsidiaries or any applicable Law pertaining to privacy, data security or Personal Information.

Section 3.22    Affiliate Transactions.    Except for directors’ and employment-related Company Material Contracts identified in Section 3.18 of the Company Disclosure Letter, as of the date hereof, no executive officer or director of the Company (a) is a party to any Company Material Contract with, or binding upon, the Company or any of its Subsidiaries or any of their respective properties or assets, (b) has any interest in any property owned by the Company or any of its Subsidiaries or (c) has engaged in any of the foregoing transactions within the last twelve (12) months.

Section 3.23    State Takeover Statutes.    None of the requirements or restrictions of any “fair price,” “moratorium,” “acquisition of controlling interest,” “combinations with interested stockholders” or similar anti-takeover Law (collectively, the “Takeover Laws”) enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

Section 3.24    Brokers.    No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent a complete and correct copy of all contracts between the Company and Credit Suisse Securities (USA) LLC pursuant to which Credit Suisse Securities (USA) LLC would be entitled to any payment relating to the Mergers or other transactions contemplated herein or otherwise.

Section 3.25    Opinion of Financial Advisor.    Credit Suisse Securities (USA) LLC has rendered its opinion to the Company Board to the effect that, as of the date of the meeting of the Company Board at which this Agreement was approved by the Company Board and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion (to be subsequently confirmed in writing), the aggregate Merger Consideration to be collectively received by holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders of shares of Company Common Stock.

Section 3.26    No Other Representations and Warranties.    Except for the representations and warranties contained in this Article III , the Parent Entities acknowledge that none of the Company, the Company’s Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE PARENT ENTITIES

Except as disclosed in the Parent SEC Documents filed since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section and any disclosure in any section relating to forward-looking statements), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties, or covenants as is reasonably apparent on the face of such disclosure), the Parent Entities jointly and severally represent and warrant to the Company as follows:

Section 4.1    Organization, Standing and Power.

(a)  Parent and each of its Subsidiaries (i) is a limited liability company or corporation, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (ii) has all requisite corporate or limited liability company power, as applicable, and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of Parent and its Subsidiaries is, and at the Effective Time will be, a citizen of the United States, within the meaning of Section 2 of the Shipping Act of 1916, 46 U.S.C. §50501, as amended, eligible to own and operate the Parent Vessels in the trade of the United States in which they operate.

(b)  Parent has previously furnished to the Company a true and complete copy of the organizational and governing documents of Parent and each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor any of its Subsidiaries is in violation of any provision of its organizational or governing documents.

Section 4.2    Authority.    Each Parent Entity has all necessary corporate power and authority to execute and deliver this Agreement, the Company Voting Agreement and the Parent Voting Agreement and, subject to the receipt of the Parent Stockholder Approval, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent Entities, and the execution, delivery and performance by Parent of the Company Voting Agreement and the Parent Voting Agreement and the consummation by the Parent Entities of the transactions contemplated hereby and thereby have been duly authorized by the board of directors or sole member, as applicable, of each Parent Entity (including the Parent Board), and, subject to the receipt of the Parent Stockholder Approval, no other corporate proceedings on the part of any Parent Entity are necessary to approve this Agreement, the Company Voting Agreement or the Parent Voting Agreement or to consummate the transactions contemplated hereby or thereby, subject in the case of the consummation of the Mergers to receipt of the Parent Stockholder Approval and the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and DLLCA. The Parent Board has (i) unanimously determined that this Agreement, the Company Voting Agreement, the Parent Voting Agreement and the Mergers are in the best interests of Parent and its stockholders, (ii) approved the execution, delivery and performance of this Agreement (including the Merger and the Share Issuance), the Company Voting Agreement and the Parent Voting Agreement and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and to submit the Share Issuance to the stockholders of Parent for approval. This Agreement has been duly executed and delivered by each Parent Entity, and the Company Voting Agreement and the Parent Voting Agreement has been duly executed and delivered by Parent, and, in each assuming the due authorization, execution and delivery by the Company and any other parties hereto or thereto, constitutes a valid and binding obligation of each Parent Entity, as applicable, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The Parent Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of Parent necessary to approve the Share Issuance, this Agreement, the Mergers or the other transactions contemplated hereby. Parent, as the sole stockholder of Merger Sub A and the sole member of Merger Sub B, has, by written consent, duly and unanimously approved this Agreement, the Mergers or the other transactions contemplated hereby in accordance with the DGCL and the DLLCA, as applicable, which written consent has not been subsequently rescinded, modified or withdrawn in any way. No other vote or consent of the holders of any class or series of capital stock or other securities of Merger Sub A and Merger Sub B is necessary to approve this Agreement, the Mergers or the other transactions contemplated hereby.

Section 4.3    No Conflict; Consents and Approvals.

(a)  The execution, delivery and performance of this Agreement by the Parent Entities, and the consummation by the Parent Entities of the transactions contemplated hereby, do not and will not (i) conflict with or violate the organizational or governing documents of any Parent Entity, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien or give rise to any right of termination, cancellation, amendment or acceleration of, any Parent Material Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent Entities.

(b)  The execution, delivery and performance of this Agreement by the Parent Entities, and the consummation by the Parent Entities of the transactions contemplated hereby, do not and will not require the Parent Entities to obtain any consent, approval, authorization or permit of, action by, or to make any filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) the filings required under the HSR Act, (iii) such filings and other action as are necessary to obtain all required Gaming Approvals, (iv) such filings as necessary to comply with the applicable requirements of NASDAQ, (v) the filing with the Delaware Secretary of State of the Certificates of Merger as required by the DGCL and DLLCA, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent Entities.

Section 4.4    Certain Information.    None of the information supplied or to be supplied by Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The information supplied or to be supplied by Parent or its Representatives for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Parent and at the time of any meeting of Parent stockholders to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent or its Representatives for inclusion therein, but excluding any portion thereof based on information supplied by the Company or its Representatives in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. The information relating to Parent and its Subsidiaries which is provided by Parent or its Representatives in any document filed with any Gaming Authorities in connection herewith shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Parent Entities make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

Section 4.5    Litigation.    Except as would not reasonably be expected to have a Material Adverse Effect on the Parent Entities, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, (b) no

Governmental Entity has since January 1, 2013, challenged or questioned in writing the legal right of Parent or any of its Subsidiaries to conduct its operations as presently or previously conducted, and (c) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity (other than orders relating to the ordinary course operation of the business of Parent and its Subsidiaries issued by Gaming Authorities under applicable Gaming Laws).

Section 4.6    Ownership and Operations of Parent Entities.

(a)  The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, par value $0.00001 per share. As of September 16, 2016, (i) 47,105,744 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) zero (0) shares of Parent Common Stock were held in treasury, (iii) an aggregate of 179,300 shares of Parent Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Parent Stock Options issued pursuant to the Parent Stock Plan, (iv) zero (0) shares of Parent Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Parent stock appreciation rights issued pursuant to the Parent Stock Plan and (v) an aggregate of 993,502 shares of Parent Common Stock were subject to or otherwise deliverable in connection with outstanding Parent RSUs issued pursuant to the Parent Stock Plan. Except as set forth above and except for changes since September 16, 2016 resulting from the exercise or settlement of Parent Stock Options or Parent RSUs outstanding on such date, as of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of Parent, (2) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (except for securities reserved for issuance under any Parent Stock Plan) or (3) options or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (except for securities reserved for issuance under the Parent Stock Plan), (B) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party. Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are (1) owned by Parent or another wholly-owned Subsidiary of Parent, and (2) free and clear of all Liens of any nature whatsoever, except where any such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the operations or business of Parent or any of its Subsidiaries.

(b)  Each of Merger Sub A and Merger Sub B is a wholly-owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Mergers. Since the date of their respective incorporation or organization, as applicable, and prior to the Effective Time, except for obligations or liabilities incurred in connection with each of their incorporation or organization, as applicable, and the transactions contemplated by this Agreement, each of Merger Sub A and Merger Sub B has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(c)  Section 4.6(c) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent and for each such Subsidiary, its state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock or other equity interests. Each of the outstanding shares of capital stock of (or other equity interest in) each of Parent’s Subsidiaries is (except as provided in such Subsidiary’s operating agreement or comparable governing document) duly authorized, validly issued, fully paid and non-assessable and all such shares are (1) owned by Parent or another wholly-owned Subsidiary of Parent, and (2) free and clear of all Liens of any nature whatsoever, except for those provided in such Subsidiary’s operating agreement or comparable governing document.

(d)  As of the date of this Agreement, except as otherwise required by this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock, membership interests or other voting securities of Merger Sub A or Merger Sub B, (2) securities of Merger Sub A or Merger Sub B convertible into or exchangeable for shares of capital stock, membership interests or voting securities of Merger Sub A or Merger Sub B or (3) options or other rights to acquire from Merger Sub A or Merger Sub B, and no obligation of Merger Sub A or Merger Sub B to issue any capital stock, membership interests, voting securities or securities convertible into or exchangeable for capital stock, membership interests or voting securities of Merger Sub A or Merger Sub B, (B) there are no outstanding obligations of Merger Sub A or Merger Sub B to repurchase, redeem or otherwise acquire any of its capital stock, membership interests, voting securities or securities convertible into or exchangeable for its capital stock, membership interests or voting securities, and (C) there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock, membership interests or other voting securities of Merger Sub A or Merger Sub B to which Merger Sub A or Merger Sub B is a party.

Section 4.7    SEC Reports; Financial Statements.

(a)  Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2013 (all such forms, reports, statements, certificates and other documents filed since January 1, 2013 and prior to the date hereof, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents complied as to form in all respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Parent’s Subsidiaries is required to file periodic reports with the SEC.

(b)  The audited consolidated financial statements of Parent (including any related notes thereto) included in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of Parent (including any related notes thereto) included in Parent’s Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2015 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)  Each of the principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents, and the statements contained in such certifications are true and correct.

(d)  Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e), and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities and that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(e)  Parent maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended December 31, 2015, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2015. To the knowledge of Parent, since January 1, 2016, none of Parent, its Subsidiaries or Parent’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent and its Subsidiaries; (B) any illegal act or fraud related to the operations or business of Parent or its Subsidiaries, whether or not material, that involves Parent’s management; or (C) any claim or allegation regarding any of the foregoing.

(f)  To the knowledge of Parent, as of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Documents.

(g)  Parent is in compliance in all respects with the applicable rules, regulations and applicable listing requirements of NASDAQ, and has not since September 19, 2014 received any notice asserting any non-compliance with any of the foregoing.

Section 4.8    No Undisclosed Liabilities.    Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued or contingent, of a nature that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC (b) incurred in the ordinary course of business since the date of such balance sheet, none of which, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on Parent, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement. Since January 1, 2016, neither Parent nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), or other relationships with other Persons that may have a current or future material effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses of Parent and its Subsidiaries.

Section 4.9    Absence of Certain Changes or Events.    Since January 1, 2016 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect on Parent.

Section 4.10    Vote/Approval Required.    Assuming the presence of a quorum at the Parent Stockholders Meeting, the Share Issuance will be adopted upon the receipt of the approval of the Share Issuance by the affirmative vote of a majority of the votes cast, in person or by proxy, by holders of Parent Common Stock (the “Parent Stockholder Approval”). No other vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Share Issuance, this Agreement or the Mergers or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub A and as the sole member of Merger Sub B (each of which shall have occurred prior to the Effective Time) are the only votes or consents of the holders of any class or series of capital stock of Merger Sub A or Merger Sub B necessary to approve this Agreement, the Mergers and the other transactions contemplated hereby.

Section 4.11    Compliance with Laws.    Except with respect to Taxes, ERISA, labor matters and environmental matters (which are the subject of Section 4.14 , Section 4.15 , Section 4.15 (a) and Section 4.17, respectively) and Gaming Laws, Parent and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Except with respect to Environmental Laws (which are the subject of Section 4.17 ), Parent and its Subsidiaries have been and are in compliance with all Permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of, or noncompliance with, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries nor any of their respective directors or officers nor, to Parent’s knowledge, any of their respective employees or agents for or on behalf of Parent or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any rules or regulations thereunder or any other applicable Laws or any conventions to which Parent and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

Section 4.12    Licensability.    None of Parent, any of its Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates that will be included in the process of determining the suitability of the Parent Entities for a Gaming Approval by a Gaming Authority, or, to Parent’s knowledge, any holders of Parent’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “Parent Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. Parent, its Subsidiaries, and each of their respective Parent Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Parent Licensed Parties”) is in good standing in each of the jurisdictions in which such Parent Licensed Party owns, operates or manages gaming facilities. To Parent’s knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Parent Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Parent Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

Section 4.13    Compliance with Gaming Laws.

(a)  Each of the Parent Licensed Parties, and to Parent’s knowledge, each of the Parent Licensed Parties’ directors, officers, partners, managers, members and Persons performing management functions similar to those performed by officers, partners or managers (collectively, “Parent Management Principals”), holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the Parent Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Parent. No Parent Entity, nor any of their respective Parent Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to any Parent Entity, or any of their respective Parent Licensing Affiliates or Parent Management Principals that is pending, and, to the knowledge of Parent, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not reasonably be likely to have a Material Adverse Effect on Parent.

(b)  No Parent Licensed Party, and no Parent Licensing Affiliate or Parent Management Principal of any Parent Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more. To the knowledge of Parent, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Parent Licensed Parties or any of their respective Parent Licensing Affiliates or Parent Management Principals. None of the Parent Licensed Parties, and none of their respective Parent Licensing Affiliates or Parent Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

Section 4.14    Taxes.

(a)  All material Tax Returns required by applicable Law to be filed by or on behalf of Parent or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all material respects. There is no outstanding material claim in writing by any Governmental Entity where Parent or any of its Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

(b)  Neither Parent nor any of its Subsidiaries is delinquent in the payment of any material amount of Tax (including Taxes required to have been withheld by Parent or any of its Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the Parent SEC Documents.

(c)  No material Liens for Taxes exist with respect to any assets or properties of Parent or any of its Subsidiaries, except for Permitted Liens.

(d)  There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or threatened in writing against or with respect to Parent or any of its Subsidiaries with respect to any material amount of Tax. None of Parent or any Subsidiary is subject to any outstanding waiver or extension of the statute of limitations in respect of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). None of Parent or any of its Subsidiaries has engaged in a “listed transaction” or “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(2) or (6).

(e)  None of Parent or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by Parent or any Subsidiary prior to the Closing Date without the consent of the Company; or (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax Law) executed on or prior to the Closing Date without the consent of the Company.

(f)  None of Parent or any of its Subsidiaries has taken or agreed to take any action nor is Parent aware of any agreement, plan or other circumstances that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368 of the Code.

Section 4.15    Benefit Plans.

(a)  Section 4.15(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Plan. “Parent Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of Parent or its Subsidiaries has any present or future right to compensation or benefits or Parent or its Subsidiaries has any liability (contingent or otherwise), but in each case other than a Multiemployer Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter or opinion letter of the IRS, (iii) any summary plan description and other equivalent written communications by Parent or its Subsidiaries to their employees concerning the extent of the benefits provided under a Parent Plan and (iv) the Form 5500 for the 2014 plan year (and attached schedules) and, when available, the Form 5500 for the 2015 plan year (and attached schedules).

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (A) each Parent Plan has been established and administered in accordance with its terms and applicable Law, and in compliance with the applicable provisions of ERISA and the Code, and (B) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Parent Plan.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all contributions required to be made under the terms of any Parent Plan have been timely made.

(d)  Each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified

(or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of Parent, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Parent Plan.

(e)  In the case of any Parent Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code and that is not a Multiemployer Plan, either (i) none of Parent, its Subsidiaries or any of their respective ERISA Affiliates has any liability under Title IV of ERISA which has not been satisfied in full or (i) (A) no steps have been taken to terminate such plan; (B) there has been no withdrawal (within the meaning of section 4063 of ERISA) of a “substantial employer” (as defined in section 4001(a)(2) of ERISA); (C) no event or condition has occurred which constitutes grounds under section 4042 of ERISA for the termination of or the appointment of a trustee to administer such plan; and (D) no event has occurred with respect to such plan which has resulted or would reasonably be expected to result a Lien being imposed on the assets of Parent or any of its ERISA Affiliates, in the case of clauses (A), (B), (C) or (D), that is reasonably likely to have a Material Adverse Effect on Parent.

(f)  Other than as set forth on Section 4.15(f) of the Parent Disclosure Letter , none of the Parent or any of its ERISA Affiliates has any liability with respect to any Multiemployer Plan. Except as would not reasonably be expected to have a Material Adverse Effect on Parent, in the case of any Multiemployer Plan with respect to which Parent or any of its ERISA Affiliates has any liability, (i) none of Parent or any of its ERISA Affiliates has withdrawn, partially withdrawn or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability, (ii) none of Parent or any of its ERISA Affiliates has received any notice that any such plan is in reorganization, that any such plan is or has been funded at a rate less than required under Section 412 of the Code, or that any such plan is insolvent and (iii) all contributions required to be made under the terms thereof (or the applicable collective bargaining agreement) by Parent or any of its ERISA Affiliates have been timely made.

(g)  No Parent Plan provides, or reflects or represents any liability of any of Parent and its Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other similar Law, and none of Parent, any of its Subsidiaries or any entity, trade or business, whether or not incorporated, that together with Parent or any of its Subsidiaries, would be deemed an ERISA Affiliate has any material liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h)  No Parent Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event).

(i)  No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any Parent Plan will be an “excess parachute payment,” as such term is defined in Section 280G(b)(1) of the Code. Parent has not taken any action with respect to 2016 annual incentive awards and/or 2017 annual incentive awards that would cause such awards to be nondeductible under Section 162(m) of the Code. Parent is not obligated to compensate any Person for excise taxes payable pursuant to Section 409A or 4999 of the Code.

(j)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, there are no Actions, audits or inquiries pending, or, to the knowledge of

Parent, threatened (other than routine claims for benefits) against any, or with respect to, any Parent Plan or fiduciary thereto or against the assets of any such Parent Plan.

(k)  No Parent Plan is maintained outside of, or for the benefit of any individuals outside of, the United States. No Parent Plan is subject to the Laws of a jurisdiction outside of the United States.

Section 4.16    Labor Matters.

(a)  The employment of each current employee of Parent or any of its Subsidiaries (each, a “Parent Employee”) is terminable by Parent and its Subsidiaries, as applicable, at will without any notice or severance obligation or other cost or liability to Parent or its Subsidiaries, as applicable.

(b)  Parent and each of its Subsidiaries is in compliance in all material respects with all applicable visa and work permit requirements with respect to any Parent Employee.

(c)  Parent and each of its Subsidiaries is in compliance in all material respects with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each Parent Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, since January 1, 2013, Parent and each of its Subsidiaries has complied (and is currently in compliance) with all applicable Laws, orders, judgments, injunctions, rules, decrees and Contracts (if any) with respect to the WARN Act or any other comparable Law that applies to mass layoffs and/or plant closings to which Parent or any of its Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

(e)  (i) As of the date hereof, none of Parent’s or any of its Subsidiaries’ current officers or senior property managers has given Parent or any of its Subsidiaries, as applicable, written notice terminating his or her employment with Parent or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, Parent or such Subsidiary; (ii) to the knowledge of Parent, no Parent Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any third Person, or subject to any order, judgment, injunction, rule or decree, which in each case, individually or in the aggregate, would reasonably be expected to have any material adverse effect on (A) the performance by such Person of any of his or her duties or responsibilities for Parent or such Subsidiary, or (B) Parent’s or such Subsidiary’s business or operations; and (iii) to the knowledge of Parent, no current Parent Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Parent Employee, consultant, contractor or any other non-employee service provider to be employed or retained by Parent or such Subsidiary.

(f)  Neither Parent nor any of its Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union, works council, labor organization or employee representatives or other representative bodies, and no collective bargaining agreement is currently being negotiated by Parent or any of its Subsidiaries. To the knowledge of Parent, since January 1, 2013, there have not been any activities or proceedings by any labor union, works council, labor organization, employee representatives or other representative bodies, Parent Employee or group of Parent Employees to organize any employees including, but not limited to, the solicitation of cards from Parent Employees to authorize representation by any labor union, works council, labor organization or employee representatives or other representative bodies or any written or oral demand for recognition. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, labor organization or employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein. There is not now, nor has there been since January 1, 2013, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of Parent or any of its Subsidiaries.

(g)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries are, and at all times since January 1, 2013, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health, leaves of absences, layoffs, and workers’ compensation and other statutorily mandated insurance, and (ii) Parent and each of its Subsidiaries are, and at all times since January 1, 2013, have been, in compliance with all applicable Laws governing the classification of Parent Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt.

(h)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of Parent, threatened involving any Parent Employee, consultant, contractor or any other non-employee service provider or group thereof, and (ii) there are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status, any other protected characteristic) pending or, to the knowledge of Parent, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers’ Compensation Appeals Board, or any other Governmental Entity against Parent pertaining to any Parent Employee, consultant, or independent contractor.

Section 4.17    Environmental Matters.

(a)  Except as would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or as set forth in Section 4.17 of the Parent Disclosure Letter : (i) Parent and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by Parent or any of its Subsidiaries, and, to the knowledge of Parent, no Materials of Environmental Concern were present under any property formerly owned or operated by or from Parent or any of its Subsidiaries during the period of time any such property was owned or operated by or from Parent or any of its Subsidiaries; (iii) in the past three (3) years, neither Parent nor any of its Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) in the past three (3) years, neither Parent nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any Environmental Action, and, to the knowledge of Parent, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action. To the knowledge of Parent, Parent has made available to the Company on the

Datasite true copies of material documentation in its possession related to items identified on Section 4.17 of the Parent Disclosure Letter.

(b)  Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.17 are the only representations and warranties in this Agreement made by Parent with respect to Environmental Laws or Materials of Environmental Concern.

Section 4.18    Contracts.

(a)  Except for Contracts previously filed with the SEC and Parent Plans, Section 4.18 of the Parent Disclosure Letter identifies each Contract that constitutes a Parent Material Contract (as defined below) (other than Parent Material Contracts described in (a)(ii) below), an accurate and complete copy of which (other than Parent Material Contracts described in (a)(ii) below) has been provided or made available to the Company by Parent on the Datasite. For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which Parent or any of its Subsidiaries has ongoing rights or obligations will be deemed to constitute a “Parent Material Contract”:

(i)  any Contract that is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)  any Contract that, by its terms, requires payments by Parent or any of its Subsidiaries in excess of $300,000 in the aggregate for the remainder of the stated term of such Contract, other than those that are terminable by Parent or any of its Subsidiaries on no more than ninety (90) days’ notice and without liability or financial obligation to Parent or any of its Subsidiaries;

(iii)  any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $300,000, other than (A) accounts receivables and payables, and (B) loans to, or guarantees for, direct or indirect wholly-owned Subsidiaries of Parent, in each case, in the ordinary course of business consistent with past practice;

(iv)  any Contract limiting, in any respect, the freedom of Parent or any of its Subsidiaries to engage or participate, or compete with any other Person, in the business conducted by Parent and its Subsidiaries as of the date of this Agreement in any market or geographic area, or to make use of any material Intellectual Property owned by Parent or any of its Subsidiaries;

(v)  (A) any Contract pursuant to which Parent or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than Parent or a Subsidiary thereof) any real property that by the Contract’s terms requires payment or receipt of payment, as the case may be, in excess of $300,000, and (B) any executory Contract for the sale or purchase of any real property;

(vi)  any Contract with any of Parent’s or any of its Subsidiaries’ officers, directors, employees, principal stockholders or Persons who, to the knowledge of Parent, are controlled thereby, or, to the knowledge of Parent, any member of such Persons’ immediate families, other than (A) any written employment, consulting or management services agreement or other compensation or benefit plan with Parent, or (B) Parent’s or its Subsidiaries’ written employee policies and procedures;

(vii)  any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by Parent or any of its Subsidiaries, and all Contracts pursuant to which Parent or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to Parent or any of its Subsidiaries for an amount not in excess of $300,000 in any case over the term of the applicable Contract;

(viii)  any Contract with any labor union; or

(ix)  any Contract obligating Parent to manage any gaming assets on behalf of an unrelated third party.

(b)  Each Parent Material Contract is valid and in full force and effect, and is enforceable against Parent and its Subsidiaries (and, to the knowledge of Parent, is enforceable against each other party thereto) in accordance with its terms, except to the extent that such Parent Material Contract has previously expired in accordance with their terms, or if the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the operations or business of Parent and its Subsidiaries, taken as a whole, and subject in all cases to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) Laws governing specific performance, injunctive relief and other equitable remedies.

(c)  (i) Neither Parent nor its Subsidiaries has materially violated or materially breached, or committed any default under, any Parent Material Contract; (ii) to the knowledge of Parent, no other Person has materially violated or materially breached, or committed any default under, any Parent Material Contract; and (iii) neither Parent nor its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication regarding any actual or possible material violation or material breach of, or default under, any Parent Material Contract.

Section 4.19    Insurance.    (a) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all insurance policies of Parent and its Subsidiaries are in full force and effect and were in full force and effect during the period of time such insurance policies are purported to be in effect, and (c) neither Parent nor any of its Subsidiaries is in material breach or default of, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of, any such insurance policy.

Section 4.20    Real Property; Vessels.

(a)  Section 4.20(a) of the Parent Disclosure Letter contains a list of each parcel of real property owned by Parent and its Subsidiaries (the “Parent Owned Real Property”). Parent (or any Subsidiary of Parent, as applicable) has good, valid and marketable title to the Parent Owned Real Property, free and clear of any Liens other than Permitted Liens. None of Parent or any Subsidiary has leased or licensed any portion of the Parent Owned Real Property. Neither Parent nor any Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the Parent Owned Real Property or any portion thereof or interest therein.

(b)  Section 4.20(b) of the Parent Disclosure Letter contains a list of each parcel of real property (the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property”) subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests of Parent and its Subsidiaries with respect to such Parent Leased Real Property (collectively, the “Parent Leases”). Parent has made available to the Company true and correct copies of all Parent Leases (including all amendments thereto), and the Parent Leases set forth on Section 4.20(b) of the Parent Disclosure Letter constitute the entire agreement between Parent and its

Subsidiaries (as applicable), on the one hand, and each landlord or sublandlord (as applicable), on the other hand, with respect to the applicable Parent Leased Real Property. With respect to the Parent Leased Real Property:

(i)  the Parent Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to Parent or a Subsidiary, as applicable, and, to Parent’s knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other Laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or law. There does not exist (x) under any Parent Lease any material default by Parent or any Subsidiary or, to Parent’s knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by Parent or any Subsidiary or, to Parent’s knowledge, by any other Person;

(ii)  the consummation of the transactions contemplated by this Agreement will not, in connection with such Parent Leases, cause a breach or default with respect to any Parent Lease; and

(iii)  Parent or a Subsidiary of Parent is the holder of the tenant’s interest under each of the Parent Leases and neither Parent nor any Subsidiary has assigned the Parent Leases or subleased all or any portion of the premises leased thereunder. Parent has not made any alterations, additions or improvements to the premises leased under the Parent Leases that are expressly required to be removed pursuant to the applicable Parent Lease at the termination of the applicable Parent Lease term.

(c)  Section 4.20(c) of the Parent Disclosure Letter contains a list of each vessel and such list includes all vessels used by Parent and its Subsidiaries in the conduct of Parent’s and its Subsidiaries’ business (each such vessel, a “Parent Vessel”). Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the operations or business of Parent and its Subsidiaries, taken as a whole, (i) each Parent Vessel is currently documented with and has a current and valid certificate of inspection issued by, the United States Coast Guard or other applicable Governmental Entity, (ii) the Parent Vessels are in sufficient condition and repair and are adequate for the use, occupancy and operation of the business of Parent and its Subsidiaries, (iii) to Parent’s knowledge, the improvements situated on the Parent Vessels are free from structural defects and violations of Laws applicable thereto.

Section 4.21    Intellectual Property.

(a)  Section 4.21(a) of the Parent Disclosure Letter sets forth a true and complete list of all Parent Registered IP. To the knowledge of Parent, no Parent Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the Parent Registered IP. All Parent Registered IP is solely and exclusively owned by Parent or one of its Subsidiaries free and clear of all Liens (other than Permitted Liens), and neither Parent nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Parent Registered IP that remains pending or unresolved.

(b)  Parent and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of Parent and its Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks. To the knowledge of Parent, there has been no misappropriation or unauthorized access, use, modification or breach of security of Trade Secrets maintained by or on behalf of Parent or any of its Subsidiaries.

(c)  To the knowledge of Parent, the business of Parent and its Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property Rights of any third Person in a manner that would reasonably be expected to have a Material Adverse Effect on the business and operations of Parent and its Subsidiaries taken as a whole. Neither Parent nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved, and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business and operations of Parent and its Subsidiaries taken as a whole. Neither Parent nor any of its Subsidiaries has issued any notice or claim since January 1, 2013 that a third Person is misappropriating or infringing any Owned Parent Intellectual Property and, to the knowledge of Parent, no third Person is misappropriating or infringing any Owned Parent Intellectual Property. No Owned Parent Intellectual Property is subject to any outstanding order, judgment, decree, agreement, or stipulation restricting or limiting any use or licensing thereof by Parent or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole.

(d)  Except as would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole, Parent or its Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned Parent Intellectual Property, free and clear of all Liens (other than Permitted Liens), and have not granted any license, covenant, release, immunity or other right with respect to any Owned Parent Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities. All of the Parent Intellectual Property that is necessary to the business or operations of Parent and its Subsidiaries, taken as a whole, and that is not Owned Parent Intellectual Property is duly and validly licensed to Parent or its Subsidiaries pursuant to a valid and enforceable Contract. For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 3.21(c). Following the Closing, the Final Surviving Entity will own or have, and will be permitted to exercise, the same rights that Parent and its Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs), in each case that are material to the operations of the business of Parent and its Subsidiaries taken as a whole, without the payment of any additional amounts or consideration (other than ongoing fees, royalties or payments which Parent or its Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred).

(e)  To the knowledge of Parent, Parent and each Subsidiary has (i) complied in all material respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of Personal Information, and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage and unauthorized access, use, modification or other misuse. To the knowledge of Parent, there has been no material loss, damage or unauthorized access, use, modification or breach of security of Personal Information maintained by or on behalf of Parent or any of its Subsidiaries, in each case that are material to the operations of the business of Parent and its Subsidiaries taken as a whole. To the knowledge of Parent, since January 1, 2013, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage or unauthorized access, use, modification or breach of security of Personal Information maintained by or on behalf of any of Parent or its Subsidiaries in each case that are material to the operations of the business of Parent and its Subsidiaries taken as a whole. Neither the execution, delivery or performance of this Agreement or the consummation of the Mergers or other transactions contemplated hereby will, or reasonably would be expected to, result in any material violation of any privacy policy of Parent and its Subsidiaries or any applicable Law pertaining to privacy, data security or Personal Information.

Section 4.22    Affiliate Transactions.    Except for directors’ and employment-related Parent Material Contracts identified in Section 4.178 of the Parent Disclosure Letter, as of the date hereof, no executive officer or director of Parent (a) is a party to any Parent Material Contract with, or binding upon, Parent or any of its Subsidiaries or any of their respective properties or assets, (b) has any interest in any property owned by Parent or any of its Subsidiaries or (c) has engaged in any of the foregoing transactions within the last twelve (12) months.

Section 4.23    State Takeover Statutes.    None of the requirements or restrictions of any Takeover Laws enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

Section 4.24    Brokers.    No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent Entities. Parent has provided to the Company a complete and correct copy of all contracts between Parent and J.P. Morgan Securities LLC pursuant to which J.P. Morgan Securities LLC would be entitled to any payment relating to the Mergers or other transactions contemplated herein or otherwise.

Section 4.25    Opinion of Financial Advisor.    J.P. Morgan Securities LLC has delivered to the Parent Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.26    Solvency of Parent.    Immediately following the Effective Time and after giving effect to the Mergers and taking into account the financing necessary in order to consummate the Mergers, Parent and each of its Subsidiaries will not (i) be insolvent (either because their respective financial conditions are such that the sum of their debts is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their probable liability on their existing debts as such debts mature); (ii) have unreasonably small capital with which to engage in the Business; or (iii) have incurred, nor have intended to incur or believe they have incurred, debts beyond their ability to pay such debts as such debts become due.

Section 4.27    Financing.    Parent has delivered to the Company a true, complete and correct copy of an executed Commitment Letter (including all exhibits, annexes, schedules and term sheets and the executed fee letters attached thereto or contemplated thereby (provided, that provisions in the fee letters or Commitment Letter relating solely to fees and economic terms agreed to by the parties may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Debt Financing at the Closing)), dated as of September 19, 2016 (such Commitment Letter as the same may be amended or replaced pursuant to, and in accordance with the terms and conditions of, Section 5.18, is referred to herein as the “Debt Financing Commitment”), among Parent and Lender, pursuant to which, among other things, Lender has agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, the financing commitments specified in Section 4.27 of the Parent Disclosure Letter, the proceeds of which (including proceeds of any notes offering contemplated thereby) are to be used to fund the Cash Consideration, refinance outstanding indebtedness of the Company and pay transaction fees and expenses. The financing commitments contemplated under the Debt Financing Commitment, as amended or replaced in compliance with Section 5.18, are referred to herein, individually and collectively, as the “Debt Financing”. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment that are payable on or prior to the date hereof and, to the knowledge of Parent, the

Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. The Debt Financing Commitment (or any Debt Financing contemplated thereunder) has not been or will not be amended or modified, except as consistent with Section 5.18, and, as of the date hereof, the Debt Financing Commitment has not been withdrawn or rescinded in any respect. As of the date hereof, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under the Debt Financing Commitment, and (ii) subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, the performance by the Company and its Subsidiaries of their obligations contained in this Agreement and the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any material term or condition of closing to be satisfied by the Debt Financing Commitment on or prior to the Closing Date. As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in Section 5 and Annex III of the Debt Financing Commitment. As of the date hereof, there are no side letters or other agreements, contracts or arrangements (except for customary fee letters, which do not contain provisions that impose any additional conditions to the funding of the Debt Financing not otherwise set forth in the Debt Financing Commitment) related to the funding of the full amount of the Debt Financing. The aggregate proceeds contemplated by the Debt Financing Commitment, together with the available cash of Parent and the Company on the Closing Date (if any) and any Alternative Financing (if any), will be sufficient for the Parent Entities to consummate the Mergers upon the terms contemplated by this Agreement.

Section 4.28    No Other Representations and Warranties.    Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of the Parent Entities, Parent’s Subsidiaries or any other Person on behalf of the Parent or any of its Subsidiaries makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business of the Company Pending the Mergers.

(a)  The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as required by applicable Law or (iii) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries, to use commercially reasonable efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)  Between the date of this Agreement and the Effective Time, except (x) as required or permitted by this Agreement, (y) as required by applicable Law, or (z) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither the Company nor any of its Subsidiaries shall:

(i)  amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)  issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock except (A) pursuant to the exercise of Company Stock Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, or (B) grants of Company Stock Options (and issuances of shares of Company Common Stock pursuant thereto), Company Restricted Shares, Company PSUs (and issuances of shares of Company Common Stock pursuant thereto) or Company RSUs (and issuances of shares of Company Common Stock pursuant thereto), in each case, for employee promotions and new employee hires, in each case, to employees of the Company below the level of senior vice president or to employees of the Company’s Subsidiaries, in each case that are made in the ordinary course of business consistent with past practice; provided, however, no such grants of Company Stock Options, Company Restricted Shares, Company PSUs or Company RSUs shall provide for accelerated vesting upon a change of control of Company (including upon consummation of the Mergers);

(iii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries;

(iv)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company (except in connection with cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) lease, license, encumber, sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, including any transfer that would constitute the formation of a “real estate investment trust” or any other corporate structure that creates an “opco” and “propco” structure, other than (x) sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts and (y) sales of real estate or other assets having an aggregate fair value not in excess of $250,000;

(vi)  other than in the ordinary course of business, enter into, materially amend or terminate any Company Material Contract;

(vii)  commit to any capital expenditures in excess of $500,000 except to the extent reflected in the Company’s capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter ;

(viii)  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under the Company’s existing credit facilities, which aggregate amount outstanding under the Company’s existing credit facilities shall in no event exceed $125,000,000, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under the Company’s existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded;

(ix)  except (x) to the extent required by applicable Law, (y) for any arrangement approved or in effect as of the date hereof (and described in Section 5.1(b)(ix) of the Company Disclosure Letter), or (z) as contemplated by Section 5.7(a) : (A) increase or commit to increase the compensation or benefits of any employee of the Company, other than in the ordinary course of business consistent with past practice, (B) increase or commit to increase the compensation or benefits of any director, officer, agent or independent contractor of the Company with the title of vice president or above, (C) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to the Company, Parent or any of their respective Subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit of its employees or directors, (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, (E) enter into any collective bargaining agreement or similar agreement with respect to the Company or any Subsidiary of the Company or any employees of the Company and its Subsidiaries, (F) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any compensation or benefit plan, or (G) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(x)  implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)  change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

(xii)  compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business;

(xiii)  enter into any line of business in any geographic area, other than the current lines of business of the Company and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby; or

(xiv)  agree to take any of the proscribed actions set forth in this Section 5.1(b).

Section 5.2    Conduct of Business of Parent Entities Pending the Mergers.

(a)  Parent covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as disclosed in Section 5.2 of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), Parent shall, and shall cause each of its Subsidiaries, to use commercially reasonable efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.2(b).

(b)  Between the date of this Agreement and the Effective Time, except (w) as required or permitted by this Agreement, (x) as disclosed in Section 5.2 of the Parent Disclosure Letter, (y) as required by applicable Law, or (z) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither Parent nor any of its Subsidiaries shall:

(i)  amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)  issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock except (A) pursuant to the exercise of Parent Stock Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, (B) grants of Parent Stock Options (and issuances of shares of Parent Common Stock pursuant thereto), Parent Restricted Shares or Parent RSUs (and issuances of shares of Parent Common Stock pursuant thereto), in each case, for employee promotions and new employee hires, in each case, to employees of Parent below the level of senior vice president or to employees of Parent’s Subsidiaries, in each case that are made in the ordinary course of business consistent with past practice, (C) the annual grant of Parent Stock Options, Parent Restricted Shares or Parent RSUs to directors of Parent; provided, that any such grant to a director shall be for annual compensation for services on the Parent Board and shall be consistent with the annual grant to directors for Parent’s fiscal year ended December 31, 2016 as described in Parent’s definitive proxy statement for its annual stockholders meeting held on June 15, 2016 or (D) the annual grant of Parent Stock Options, Parent Restricted Shares or Parent RSUs to employees of Parent and its Subsidiaries in the ordinary course of business consistent with past practice;

(iii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of Parent to Parent or to other Subsidiaries);

(iv)  reclassify, combine, split or subdivide any shares of capital stock of Parent;

(v)  (A) acquire (whether by merger, consolidation or acquisition of equity or assets or otherwise) any corporation, partnership or other business organization or division thereof or a material amount of assets from any of the foregoing, (B) sell (whether by merger, consolidation or sale of equity or assets or otherwise) a material amount of equity or assets or (C) enter into any other business combination transaction, in each case, that would, or would reasonably be expected to, prevent or materially impair the ability of the Parent Entities to consummate the Mergers before the Termination Date;

(vi)  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of Parent), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than (1) the incurrence of indebtedness in the ordinary course of business under Parent’s existing credit facilities, so long as the incurrence of such indebtedness does not (x) exceed the amount outstanding as of the date hereof plus up to $150,000,000 of additional borrowing under Parent’s existing revolving credit facility or (y) prevent, delay or materially impair the ability of Parent to obtain the Debt Financing or any Alternative Financing and (2) the incurrence of indebtedness under the Debt Financing Commitment, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under Parent’s existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded;

(vii)  change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

(viii)  enter into any line of business in any geographic area, other than the current lines of business of Parent and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby; or

(ix)  agree to take any of the proscribed actions set forth in this Section 5.2(b).

Section 5.3    No Control of Other Party’s Business.    Nothing contained in this Agreement shall give any of the Parent Entities, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4    Non-Solicitation.

(a)  The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or knowingly permit its and its Subsidiaries’ directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Company Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to any Company Acquisition Proposal, or (ii) subject to Section 5.4(b), (A) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Company Acquisition Proposal, (B) (1) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (2) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (C) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Company Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b)  Notwithstanding Section 5.4(a), prior to the receipt of the Company Stockholder Approval, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.4(c) (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel and its financial advisor, constitutes or could reasonably be expected to result in a Superior Company Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement (a copy of which confidentiality agreement shall be promptly provided (but in any event within twenty-four (24) hours of the execution thereof) for informational purposes only to Parent), (iii) following receipt of and on account of a Superior Company Proposal, make a Company Adverse Recommendation Change and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iii), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(c)  The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the status and material terms and conditions of, any such Company Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis (but in any event within twenty-four (24) hours of any change thereto), of the material terms of any such Company Acquisition Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least forty-eight (48) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Company Acquisition Proposal. The Company shall promptly provide Parent with any material non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party that has not been previously provided to Parent.

(d)  Except as set forth in this Section 5.4(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Company Stockholder Approval:

(i)  the Company Board may make a Company Adverse Recommendation Change with respect to a Superior Company Proposal or cause the Company to terminate this Agreement in order to enter into (or permit or cause any Subsidiary of the Company to enter into) a Company Acquisition Agreement if: (A) the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, (B) the Company promptly notifies Parent, in writing, at least five (5) days (the “Superior Company Proposal Notice Period”) before taking such action of its intention to do so, which notice shall state expressly that the Company has received a Company Acquisition Proposal that the Company Board intends to declare a Superior Company Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to terminate this Agreement in order to enter into (or permit or cause any Subsidiary of the Company to enter into) a Company Acquisition Agreement; (C) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis if and to the extent there are any subsequent material changes to such agreement) and the identity of the third party making such Superior Company Proposal; (D) the Company negotiates, and uses its reasonable best efforts to cause its Representatives to negotiate, with Parent (to the extent requested by Parent) in good faith during the Superior Company Proposal Notice Period to make adjustments with respect to the terms and conditions of this Agreement (it being agreed that in the event that, after commencement of the Superior Company Proposal Notice Period, if there is any material revision to the terms of a Superior Company Proposal, including any revision in price, the Superior Company Proposal Notice Period shall be extended, if applicable, to ensure that at least two (2) days remain in the Superior Company Proposal Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (E) at or after 5:00 p.m. Eastern Time on the last day of the Superior Company Proposal Notice Period, the Company Board determines in good faith, after consulting with outside legal counsel and its financial advisor, that such Company Acquisition Proposal continues to constitute a Superior Company Proposal after taking into account any adjustments in the terms and conditions of this Agreement agreed by Parent in writing during the Superior Company Proposal Notice Period;

(ii)  the Company Board may make a Company Adverse Recommendation Change with respect to a Company Intervening Event if: (A) the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, (B) the Company promptly notifies Parent, in writing, at least five (5) days (the “Company Intervening Event Notice Period”) before taking such action of its intention to do so, which notice shall specify the reasons therefor; (C) the Company (1) negotiates, and uses its reasonable best efforts to cause its Representatives to negotiate, with Parent (to the extent requested by Parent) in good faith during the Company Intervening Event Notice Period to make adjustments with respect to the terms and conditions of this Agreement so that the Company Board no longer determines that the failure to make a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (2) permits Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation) and (D) at or after 5:00 p.m. Eastern Time on the last day of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consulting with outside legal counsel and its financial advisor, that a failure to make such a Company Adverse Recommendation Change would still be inconsistent with the Company Board’s fiduciary duties under applicable Law after taking into account any adjustments in the terms and conditions of this Agreement agreed by Parent in writing during the Company Intervening Event Notice Period.

(e)  (i) Nothing contained in this Section 5.4 shall prevent the Company Board from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) no disclosure that the Company Board determines, after consultation with outside legal counsel, that it or the Company is required to make under applicable Law will constitute a violation of this Agreement.

Section 5.5    Preparation of Proxy Statement and Registration Statement; Stockholders Meetings.

(a)  As promptly as reasonably practicable following the date of this Agreement, and in any event no later than forty-five (45) days thereafter, (i) Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement/Prospectus and (ii) Parent shall prepare and file (with the reasonable cooperation of the Company) with the SEC the Registration Statement, which will include the Joint Proxy Statement/Prospectus and constitute part of the Registration Statement.

Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers, the Share Issuance and the other transactions contemplated hereby. Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders and the Company’s stockholders, respectively, as soon as reasonably practicable after the Registration Statement is declared effective by the SEC under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the Share Issuance, and each of Parent and the Company shall furnish all information concerning it and its stockholders, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing or mailing of, or amendment or supplement to, the Registration Statement or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith); provided, however, that at the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus or Registration Statement (including by incorporation by reference) to include (A) a Company Adverse Recommendation Change, (B) a statement of the reason of the Company Board for making such Company Adverse Recommendation Change, (C) a factually accurate statement by the Company that describes the Company’s receipt of a Company Acquisition Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (D) additional information reasonably related to the foregoing. Parent shall take any action necessary to cause the shares of Parent Common Stock to be issued in connection with the Share Issuance to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

(b)  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Registration Statement. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, or the threat or issuance of any stop order or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission relating to any such matter and shall use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent.

(c)  As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Constituent Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) and not postpone or adjourn the Company Stockholders Meeting except (i) to the extent required by applicable Law (including to provide additional disclosure to the stockholders of the Company on account of a Company Acquisition Proposal) or (ii) solicit additional votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided that, unless otherwise agreed by the parties, the Company Stockholders Meeting may not be postponed or adjourned to a date that is the earlier of (x) twenty-five (25) days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) three (3) Business Days prior to the Termination Date. The Company will, except in the case of a Company Adverse Recommendation Change, through the Company Board, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of NASDAQ or applicable Laws to obtain such approvals.

(d)  As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, Parent shall take all action necessary in accordance with applicable Laws and Parent’s articles of incorporation and bylaws to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval (the “Parent Stockholders Meeting”) and not postpone or adjourn the Parent Stockholders Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; provided that, unless otherwise agreed by the parties, the Parent Stockholders Meeting may not be postponed or adjourned to a date that is the earlier of (x) twenty-five (25) days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) three (3) Business Days prior to the Termination Date. Parent will, through the Parent Board, recommend that its stockholders approve the Share Issuance and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of NASDAQ or other applicable Laws to obtain such approvals.

(e)  The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date and at the same time.

Section 5.6    Access to Information; Confidentiality.

(a)  From the date hereof to the Closing Date or the earlier termination of this Agreement, upon reasonable prior written notice, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its Representatives to, afford to the other party reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall promptly furnish the other party with all financial, operating and other data and information as such party shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit either party or its officers, employees or representatives to conduct any environmental testing or sampling or other invasive testing). Each of Parent and the Company shall furnish to the other party and its Representatives such available financial and operating data, including any unaudited financial statements, as the other party may reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of any party or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of Parent or the Company or any of their respective Subsidiaries, as the case may be, of their normal duties. Neither Parent, the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by such party or (iii) otherwise violate any applicable Law, including Gaming Laws.

(b)  Each of Parent and the Company and each of their Subsidiaries will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information concerning the other party furnished to it, its Subsidiaries and/or its Representatives in connection with the transactions contemplated by this Agreement (including any and all information or documents furnished in accordance with the confidentiality letter agreement, dated July 7, 2016, between Parent and the Company (the “Confidentiality Agreement”)), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 5.7    Regulatory Approvals.

(a)  Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law and under any applicable Gaming Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the taking of such actions as are necessary to obtain any requisite expiration or termination of any applicable waiting period under the HSR Act; (ii) taking the steps necessary or desirable to obtain all consents, approvals (including Gaming Approvals) or actions of, make all filings with and give all notices to any Governmental Entity or any other Person required in order to permit consummation of the transactions contemplated by this Agreement; (iii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Mergers; and (iv) resolving any objection asserted with respect to the transactions contemplated under this Agreement raised by any Governmental Entity and preventing the entry of any court order, and vacating, lifting, reversing or overturning any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b)  In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than fifteen (15) Business Days from the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act. Each of the Company and Parent shall pay all of its own filing fees and other charges for the filings required under the HSR Act with respect to it and its Subsidiaries.

(c)  In furtherance and not in limitation of the provisions of Section 5.7(a), Parent and the Company agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and stockholders to, prepare and submit to the Gaming Authorities all applications and supporting documents necessary to obtain all required Gaming Approvals as promptly as practicable, and in any event no later than thirty (30) days from the date of this Agreement.

(d)  If any of the Parent Entities or the Company receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including but not limited to a Request for Additional Information or Documentary Material under the HSR Act or requests for supporting, supplemental, or additional documentation from any Gaming Authorities, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, a response which is, at a minimum, in substantial compliance with such request.

(e)  The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)  cooperating with each other in connection with filings required to be made by any party under any Antitrust Law or applicable Gaming Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any written communication with any Governmental Entity in relation to the transactions contemplated hereunder without first providing the other parties with a copy of such communication in draft form and giving such other parties a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider all reasonable comments timely made by the other parties in this respect; provided, however, that no party shall be required to provide the other parties with any written communications with any Governmental Entity (or related materials) if such party reasonably determines that the disclosure of such written communications with any Governmental Entity (or related materials) would be materially prejudicial to such party’s business;

(ii)  furnishing to the other parties all information within its possession that is required for any application or other filing to be made by the other parties pursuant to applicable Law in connection with the transactions contemplated by this Agreement;

(iii)  promptly notifying each other of any communications (and, unless precluded by Law, providing copies of any such communications that are in writing) from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any substantive meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement, unless a party has a reasonable basis to object to the presence of the other parties at any such meetings or appearances;

(iv)  consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws or applicable Gaming Laws; and

(v)  without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(f)  In addition, Parent and the Company shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws and/or applicable Gaming Laws to consummate the transactions contemplated by this Agreement as promptly as practicable, including using its reasonable best efforts to obtain as promptly as practicable the expiration or termination of all waiting periods and obtain all Permits and all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(g)  No actions taken pursuant to this Section 5.7 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(h)  Notwithstanding the foregoing, commercially, competitively and/or personal sensitive information and materials of a party will be provided to the other parties on an outside counsel-only basis, provided that the parties shall cooperate to enable appropriate communications to be made available to the other party with respect to such commercially or competitively sensitive information redacted if necessary.

Section 5.8    Compensation and Employee Benefits Matters.

(a)  If mutually agreed by Parent and the Company, the Company, shall one (1) Business Day prior to the Effective Time, adopt resolutions terminating any Company Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company and Parent become members of the same controlled group of corporations (as defined in Section 414(b) of the Code), which Parent and the Company have determined should be terminated prior to the Effective Time. The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide evidence that such resolutions have been adopted by the Company and/or its Subsidiaries, as applicable.

(b)  From the Effective Time until December 31, 2017, Parent shall, or shall cause its Subsidiaries (including the Final Surviving Entity or any of its Subsidiaries) to, offer Company Employees, to the extent they remain employed by Parent or its Subsidiaries (including the Final Surviving Entity or any of its Subsidiaries), compensation (including wages, salaries and cash bonus opportunities) and other employee benefits (excluding equity-based or equity-linked compensation or benefits, and excluding any pension or other retiree benefits) which are not materially less favorable in the aggregate than those provided to such employees as of immediately prior to the Effective Time (or, if less, than those offered to similarly-situated employees of Parent and its Subsidiaries).

(c)  With respect to employee benefit plans, programs, policies and arrangements that are established or maintained by Parent or its Subsidiaries (including the Final Surviving Entity and its Subsidiaries) from and after the Effective Date (the “Parent Benefit Plans”), to the extent applicable (i) Company Employees (and their eligible dependents) shall be given credit for their service with the Company and its Subsidiaries for all purposes, including eligibility to participate, vesting and benefit accrual (but not benefit accrual under a defined benefit pension plan), to the same extent such service was taken into account by the Company and its Subsidiaries under a corresponding Company Plan immediately prior to the Effective Time, (ii) any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations shall be waived for Company Employees (and their eligible dependents) (provided that in the case of any insured arrangement such waivers shall be subject to the consent of the applicable insurer and Parent shall use commercially reasonable efforts to obtain such consent) and (iii) all Company Employees (and their eligible dependents) shall be given credit for amounts paid under a corresponding Company Plan during the same period for purposes of applying deductibles, copayments and out of pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Parent Benefit Plans (provided that in the case of any insured arrangement such credit shall be subject to the consent of the applicable insurer and Parent shall use commercially reasonable efforts to obtain such consent). Notwithstanding the foregoing provisions of this Section 5.8(c), service and other amounts shall not be credited to Company Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in the duplication of benefits.

(d)  As of the Effective Time, the Final Surviving Entity and/or its applicable Subsidiaries shall continue as a party to, as required and by operation of Law (and, to the extent required by an applicable agreement or arrangement, Parent shall cause the Final Surviving Entity and/or its applicable Subsidiaries) to assume and agree to perform in accordance with their terms), all employment, consulting, collective bargaining, severance, bonus, retention, change in control, incentive and other compensation agreements and arrangements existing as of the Effective Time between the Company or any of its Subsidiaries and any director, officer or employee thereof or covering Company Employees (or former employees of the Company or any of its Subsidiaries (“Former Company Employees “)) or in which Company Employees (or Former Company Employees) are eligible to participate; provided that any such agreements or arrangements entered into after the date hereof and prior to the Effective Time by the Company or any of its Subsidiaries were entered into in compliance with the terms of this Agreement.

(e)  Nothing contained in this Agreement (including this Section 5.7 (a)), express or implied (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify or terminate any employee benefit or employment plan, program, agreement, or arrangement after the Effective Time, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continue employment, or constitute or create an employment agreement with any employee, or (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employee, retirees, or dependents or benefits of employees or retirees) any right as a third-party beneficiary of this Agreement.

Section 5.9    Takeover Laws.    If any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, each of the Company and Parent and their respective boards of directors shall take such commercially reasonable actions as may be necessary to render such Law inapplicable to all of the foregoing or to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.10    Notification of Certain Matters.    The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Mergers or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Mergers set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Mergers set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.11    Indemnification, Exculpation and Insurance.

(a)  Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth (6 th) anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Final Surviving Entity to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and its Subsidiaries (collectively, the “Indemnified Parties”), as applicable against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s certificate of incorporation and bylaws each as at the date hereof (collectively, the “Constituent Documents”). In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Final Surviving Entity, as applicable, to the fullest extent permitted under applicable Law and the applicable Constituent Documents; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law or the Constituent Documents, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification, (B) none of Parent or the Final Surviving Entity shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) Parent and the Final Surviving Entity shall cooperate in the defense of any such matter. Parent and the Final Surviving Entity shall be jointly and severally liable for the obligation to provide indemnification to the Indemnified Parties.

(b)  Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement (or form thereof) identified in Section 5.11(b) of the Company Disclosure Letter and in effect immediately prior to the Effective Time between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Mergers and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)  For a period of six (6) years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, as applicable, or cause to be provided substitute policies or purchase or cause the Company to purchase a “tail policy,” in either case of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the Indemnified Parties than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. All such policies, including any substitute policies, shall be issued by carriers rated A, XII or higher by A.M. Best Company. At the Company’s option, it may purchase, prior to the Effective Time, a six (6) year prepaid, non-revocable and non-cancellable tail policy on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid tail policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Final Surviving Entity.

(d)  Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(e)  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Mergers and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)  In the event that the Final Surviving Entity or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Final Surviving Entity or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

Section 5.12    Public Announcements.    Parent, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. Notwithstanding the foregoing, Parent and the Company may make public statements in response to questions from the press, analysts, investors or those attending industry conferences so long as such statements are substantially consistent with press releases, public disclosures or public statements previously issued or made by Parent or the Company, as applicable.

Section 5.13    Obligations of Merger Subs and Parent; Consents of Parent.    Parent shall take all action necessary to cause Merger Sub A and Merger Sub B to perform their respective obligations under this Agreement. Immediately following the execution of this Agreement, Parent shall execute and deliver (a) a written consent in its capacity as the sole stockholder of Merger Sub A and (b) a written consent in its capacity as the sole Member of Merger Sub B, in each case, adopting this Agreement.

Section 5.14    Company Indebtedness.

(a)  The Company shall, and shall cause its Subsidiaries to, timely deliver all notices and take all other administrative actions required to facilitate (i) the termination of commitments, repayment in full of all outstanding loans or other obligations, release of any Liens securing such loans or obligations and guarantees in connection therewith, and replacement of or cash collateralization of any issued letters of credit in respect of that certain Credit Agreement, dated as of July 26, 2007 among Ibis, the Lenders listed therein and Wells Fargo Bank, National Association, as Administrative Agent (as amended by that certain First Amendment to Credit Agreement dated February 17, 2010, that certain Second Amendment to Credit Agreement and Amendments to Loan Documents dated March 25, 2011, that certain Third Amendment to Credit Agreement dated November 21, 2012, that certain Fourth Amendment to Credit Agreement and Amendments to Loan Documents dated April 19, 2013, that certain Fifth Amendment to Credit Agreement dated July 2, 2013, that certain Sixth Amendment to Credit Agreement dated October 29, 2014, and as may be further amended from time to time, the “Company Credit Agreement,” and such termination and repayment, the “Company Credit Agreement Payoff”) on the Closing Date and (ii) to the extent reasonably requested in writing by any of the Parent Entities, no later than ten (10) Business Days prior to the Closing Date with respect to any indebtedness incurred by the Company or any of its Subsidiaries after the date hereof in compliance with Section 5.1(b)(viii) (other than under the Company Credit Agreement or guarantees of the Company Notes) (it being understood that the Company shall promptly and in any event no later than fifteen (15) Business Days prior to the Closing Date notify Parent in writing of the amount of any such indebtedness incurred or to be incurred and expected to be outstanding on the Closing Date), repayment in full of all obligations in respect of such indebtedness and release of any Liens securing such indebtedness and guarantees in connection therewith, in each case, on the Closing Date. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to the Parent Entities no later than three (3) Business Days prior to the Closing Date payoff letters with respect to the Company Credit Agreement and, to the extent reasonably requested by Parent in writing no later than ten (10) Business Days prior to the Closing Date, any indebtedness incurred by any of the Company and its Subsidiaries after the date hereof in compliance with Section 5.1(b)(viii) (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the persons, or the applicable agent on behalf of the persons, to which such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide for Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness and any other obligations secured thereby, upon the payment of the amount set forth in the applicable Payoff Letter on or prior to the Closing Date, to be released and terminated.

(b)  On the Closing Date, the Company shall (i) issue one or more notices of redemption for all of the outstanding aggregate principal amount of the Company’s 5.875% Senior Notes due 2021 (the “5.875% Notes”) and 8.875% Senior Subordinated Notes due 2020 (the “8.875% Notes,” and together with the 5.875% Notes, the “Company Notes”), pursuant to the Note Indentures in order to effect a redemption of the Company Notes as soon as practicable following the Closing Date and (ii) provide any other cooperation reasonably requested by Parent (which shall not require the payment of funds by the Company or its Subsidiaries towards the Discharge) to facilitate the redemption of the Company Notes on the redemption date and the satisfaction and discharge of such Company Notes pursuant to the Note Indentures effective as of the Effective Time. The Company shall not be required to take any action, to the extent it determines, after consultation with outside counsel, that such action would reasonably be expected to violate the terms of any Contract to which it is a party. Notwithstanding anything in this Agreement, any costs incurred or liabilities arising out of or in connection with any Discharge shall be borne by Parent.

(c)  Subject to the Company’s compliance with Section 5.14(a) and (b), Parent shall cause (i) the Company Credit Agreement Payoff to occur on the Closing Date and (ii) the Discharge of all of the Company Notes to be consummated on the Closing Date.

Section 5.15    Exemption from Liability Under Section 16(b).    The Company and Parent agree that, in order to most effectively compensate and retain Company Insiders (as defined below) in connection with the Mergers, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock, Company Stock Options, Company Restricted Shares, Company PSUs and Company RSUs into Parent Common Stock and Parent options, restricted shares, performance stock units and restricted stock units, as the case may be, in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 5.15. Assuming the Company delivers to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company who will be subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), the number of shares of Company Common Stock, Company Stock Options, Company Restricted Shares, Company PSUs and Company RSUs held by each such Company Insider expected to be exchanged in the Mergers, Parent Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the Company Insiders of Parent Common Stock, Parent options, and Parent restricted stock units, deferred stock units and phantom units, in exchange for Company Common Stock, Company Stock Options, Company Restricted Shares, Company PSUs and Company RSUs, in each case pursuant to the transactions contemplated by this Agreement, are approved by Parent Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law. Prior to the Effective Time, the Company shall take all actions necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16    Tax Matters.    During the period up to the Closing, the Company and Parent shall, and shall cause each of their Subsidiaries to, timely file all Tax Returns required to be filed by or on behalf of each such entity, timely pay all Taxes due and payable, accrue a reserve in the books and records and financial statements of any such entity for all Taxes payable but not yet due, and promptly notify the other of any actions pending against or with respect to it or any of its subsidiaries in respect of any Tax. After the Closing, each party to this Agreement shall cooperate, and shall cause their respective Affiliates to cooperate, with each other’s agents, including accountants and legal counsel, in connection with Tax matters relating to the Company, Parent, and any of their Subsidiaries, including the preparation and filing of any Tax Returns, examination of Tax Returns, and any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. The parties hereto intend that the Mergers, taken together, be treated as a transaction qualifying as a reorganization under Section 368 of the Code. From and after the date of this Agreement, each party hereto shall use its commercially reasonable efforts to cause the Mergers to qualify as part of a reorganization under Section 368 of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Mergers from qualifying as a reorganization under Section 368 of the Code. The Company and Parent shall cooperate and provide any certifications or representations reasonably required by counsel for the Company and counsel for Parent in providing the opinions described in Section 6.2(e) and Section 6.3(e) hereof, including executing and delivering to each such counsel certificates substantially in the forms set forth on Section 6.2(e) of the Company Disclosure Letter and Section 6.3(e) of the Parent Disclosure Letter at such time or times as reasonably requested by each such counsel. Following the Effective Time, neither Parent nor any of its Subsidiaries knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Mergers, taken together, from qualifying as a reorganization under Section 368 of the Code.

Section 5.17    Transaction Litigation.    The Company shall provide Parent with the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Mergers. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement that contemplates any equitable relief or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.18    Financing.

(a)  Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives to provide to the Parent Entities such cooperation reasonably requested by Parent that is reasonable or customary in connection with the Debt Financing (provided that such requested cooperation is consistent with applicable Law and does not materially interfere with the operations of the Company and its Subsidiaries), including (i) participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies as reasonably requested by Parent and otherwise reasonably cooperating with the marketing efforts of Parent Entities and the Parent Financing Sources for the Debt Financing; (ii) providing all reasonably requested assistance with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing; provided that any such memoranda or prospectuses may, at the election of the Parent Entities, contain disclosure and financial statements with respect to the Company or the Final Surviving Entity reflecting the Final Surviving Entity and/or its Subsidiaries as the obligor; (iii) promptly furnishing Parent and the Parent Financing Sources with customary financial and other information regarding the Company and its Subsidiaries including non-public and pro forma financial information and projections as may be reasonably requested by Parent for Parent Financing Source diligence or to prepare any offering memorandum, confidential information statement, lender presentation and other materials contemplated by the Debt Financing Commitment; (iv) using reasonable best efforts to obtain customary accountants’ comfort letters (including providing any necessary management representation letters), legal opinions, appraisals, surveys, title insurance, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments and other documentation and items relating to the Debt Financing as reasonably requested by Parent and, if requested by any of the Parent Entities, to cooperate with and assist such Parent Entity in obtaining such documentation and items; (v) reasonable or customary participation by appropriate senior management of the Company in the negotiation and preparation of the documentation relating to the Debt Financing, provided that any such documents executed and delivered by the Company or any of its Subsidiaries shall be subject (or not delivered prior) to the occurrence of the Effective Time; (vi) using reasonable best efforts to take such actions that are reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to perform customary due diligence of the Company and its Subsidiaries and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing provided that any such accounts and arrangements shall be effective no earlier than the Closing Date; (vii) provide customary payoff letters and Lien releases (subject, in each case, to receipt of funds from Parent sufficient to make such repayments); and (viii) consent to the use of the Company’s and its Subsidiaries’ logos to the extent customary in connection with marketing the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(b)  Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 5.18 or otherwise in connection with the Debt Financing, (i) to provide any cooperation to the extent that it would materially interfere with the business or operations of the Company or any of its Subsidiaries, (ii) to enter into any instrument or Contract, or agree to any change or modification to any instrument or Contract or take any action with respect to its existing Indebtedness (other than giving required notices of intent to terminate hedge agreements and repay LIBOR loans), prior to the occurrence of the Effective Time that would be effective if the Effective Time does not occur, (iii) to provide any cooperation, or take any action, that would cause the Company to breach any provision or fail to perform any of its obligations under this Agreement or cause any condition to Closing set forth in Article VI to fail to be satisfied, (iv) to cause any of their respective boards of directors (or equivalent bodies) to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action in each case for the purpose of approving the Debt Financing or (v) to pay any commitment or other similar fee in respect of the Debt Financing prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by Parent. Parent shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (A) any action taken by them at the request of any of the Parent Entities pursuant to this Section 5.18 or in connection with the arrangement of the Debt Financing or (B) any information utilized in connection therewith. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and the Subsidiaries contemplated by this Section 5.18. Nothing contained in this Section or otherwise shall require the Company to be an issuer or guarantor with respect to the Debt Financing prior to the Closing. All material, non-public information regarding the Company and its Subsidiaries provided to the Parent Entities or their respective Representatives pursuant to this Section 5.18 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders and investors and their respective officers, employees, representatives and advisors as required in connection with the Debt Financing subject to customary confidentiality protections.

(c)  Parent shall use its reasonable best efforts to complete the Debt Financing on or before the Closing Date, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Debt Financing Commitment, or on other terms reasonably acceptable to Parent and not in violation of this Section 5.18 and (ii) satisfy on a timely basis all conditions applicable to such Debt Financing in such definitive agreements; provided, however, that if the Parent Entities have raised through alternative sources (an “Alternative Financing”) funds sufficient to meet their obligations to pay the Merger Consideration, refinance any outstanding indebtedness of the Company and its Subsidiaries and pay all fees and expenses of the Company and its Subsidiaries in connection with the Mergers, the Debt Financing and the other transactions contemplated by this Agreement the Parent Entities shall have no obligation to arrange any such Debt Financing on the terms and conditions described in such respective Debt Financing Commitment or otherwise so long as (A) Parent shall promptly notify the Company of any such Alternative Financing, and (B) the terms of such Alternative Financing (x) are not materially less favorable to Parent or the Company than the Debt Financing and (y) would not reasonably be expected to cause any delay in the consummation of the Mergers as compared to the Debt Financing (it being understood and agreed that any Alternative Financing shall not include the issuance of Parent Common Stock or Parent options or other rights to acquire Parent Common Stock). In the event any portion of the Debt Financing, or if applicable any Alternative Financing, becomes unavailable, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain bridge financing, alternative debt financing or equity financing from alternative sources in an amount sufficient to meet the Parent Entities’ obligations to pay the Merger Consideration, refinance any outstanding indebtedness of the Company and its Subsidiaries and pay all fees and expenses of the Company and its Subsidiaries in connection with the Mergers, the Debt Financing and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, it is understood and agreed that reasonable best efforts of Parent contemplated by this Section 5.18(c) shall be deemed to require Parent to bring enforcement actions to cause the applicable lenders to provide the Debt Financing or Alternative Financing, as applicable.

Except as provided elsewhere in this Section 5.18, nothing contained in this Agreement shall prohibit any Parent Entity from entering into agreements relating to the Debt Financing or the operation of any Parent Entity or, as of the Effective Time, the Final Surviving Entity, including adding equity providers or operating partners (so long as any such agreements or entering into such agreements would not reasonably be expected to materially impair or delay the Closing (including with respect to approvals required in connection therewith under any applicable Gaming Laws)).

(d)  Without the prior written consent of the Company, which consent shall not be unreasonably delayed, conditioned or withheld, no Parent Entity shall permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Debt Financing Commitment if such amendment, modification, waiver or replacement would reasonably be expected to (i) delay or prevent the Closing, (ii) modify the conditions contained in the Debt Financing Commitment (the “Debt Financing Conditions”) or create any new condition to the Debt Financing or the Alternative Financing, as applicable, (other than the Debt Financing Conditions as in effect on the date hereof), (iii) reduce the net cash proceeds of the Debt Financing, including any reduction in the aggregate principal amount of the Debt Financing, (iv) change the date for termination and/or expiration of the Debt Financing Commitment to an earlier date or (v) adversely impact the ability of any Parent Entity to enforce its rights against other parties to the Debt Financing Commitment prior to the Closing. Without the prior written consent of the Company, no Parent Entity shall permit any assignment of rights or obligations under the Debt Financing Commitment, provided that the Lender may syndicate the Debt Financing so long as the Lender retains and remains obligated to fund its commitment under the Debt Financing until the Debt Financing is fully funded by the designated assignees and the syndicated sources of funding for the Debt Financing. Parent shall promptly provide the Company written notice of any amendment or modification relating to the Debt Financing Commitment that does not require consent pursuant to Section 5.18(c).

(e)  Parent shall give the Company prompt notice: (i) of the receipt of any written notice from the Lender or any other source of Debt Financing with respect to any termination or repudiation of the Debt Financing Commitment by the Lender or any such source of Debt Financing or (ii) if for any reason any portion of the Debt Financing actually becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information pursuant to this sentence to the extent that (x) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (y) the disclosure of which would be prohibited or restricted by applicable Law.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the Mergers.    The obligation of each party to effect the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval.    The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)    No Injunctions or Legal Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Mergers.

(c)    HSR Act.    Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(d)    Gaming Approvals.    All Requisite Gaming Approvals shall have been duly obtained without the imposition of material restrictions or conditions and shall be in full force and effect.

(e)    Registration Statement.    The Registration Statement must have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement must have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f)    Listing.    The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.2    Conditions to the Obligations of the Company.    The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.    (i) The representations and warranties of the Parent Entities (other than Section 4.2, Section 4.6 and Section 4.24 ) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the representations and warranties of the Parent Entities contained in Section 4.2, Section 4.6 and Section 4.24 shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).

(b)    Performance of Obligations of Parent Entities.    Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)    No Parent Material Adverse Effect.    Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on Parent.

(d)    Officers’ Certificate.    The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(e)    Tax Opinion.    The Company shall have received an opinion of Mayer Brown LLP, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer’s certificates from the Company and Parent, substantially in the forms set forth on Section 6.2(e) of the Company Disclosure Letter and Section 6.3(e) of the Parent Disclosure Letter, delivered in connection therewith, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.3    Conditions to the Obligations of Parent Entities.    The obligation of Parent Entities to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.    (i) The representations and warranties of the Company (other than Section 3.2, Section 3.6 and Section 3.24 ) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the representations and warranties of the Company contained in Section 3.2, Section 3.6 and Section 3.24 shall be true and correct in all material respects when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).

(b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    No Company Material Adverse Effect.    Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on the Company.

(d)    Officers’ Certificate.    Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(e)    Tax Opinion.    Parent shall have received an opinion of Milbank, Tweed, Hadley & McCloy LLP, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer’s certificates from the Company and Parent, substantially in the forms set forth on Section 6.2(e) of the Company Disclosure Letter and Section 6.3(e) of the Parent Disclosure Letter, delivered in connection therewith, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.4    Frustration of Closing Conditions.    None of the Parent Entities or the Company may rely on any failure to any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination by Mutual Consent.    This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (notwithstanding any Parent Stockholder Approval or Company Stockholder Approval) by mutual written consent of Parent and the Company.

Section 7.2    Termination by either Parent or the Company.    This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any Parent Stockholder Approval or Company Stockholder Approval):

(a)  if the Mergers shall not have been consummated before the date that is nine (9) months following the date hereof (the “Termination Date”); provided, that if all of the conditions precedent to Closing (other than (i) those conditions that by their nature are to be satisfied at the Closing (provided that such conditions are reasonably capable of being satisfied) and (ii) the condition set forth in Section 6.1(d)), shall have been satisfied as of the Termination Date, then either Parent or the Company may extend the Termination Date for an additional ninety (90) days upon written notice to the other party on or prior to the Termination Date, in which case the Termination Date shall be deemed for all purposes to be so extended; and provided, further, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the Termination Date (it being understood that, for purposes of this Section 7.2(a), any breach by Merger Sub A or Merger Sub B will be deemed a breach by Parent);

(b)  if the Company or any Parent Entity receives a definitive written notice or determination from any Gaming Authority that any Parent Entity or the Company will not be granted any Gaming Approval by such Gaming Authority that is required in order for the condition set forth in Section 6.1(d) to be satisfied; provided, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, any such Gaming Authority’s refusal to grant any such Gaming Approval (it being understood that, for purposes of this Section 7.2(b), any breach by Merger Sub A or Merger Sub B will be deemed a breach by Parent);

(c)  if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, such judgment, order, injunction, rule or decree, ruling or other action (it being understood that, for purposes of this Section 7.2(c), any breach by Merger Sub A or Merger Sub B will be deemed a breach by Parent);

(d)  if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote seeking the Parent Stockholder Approval was taken; or

(e)  if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote seeking the Company Stockholder Approval was taken.

Section 7.3    Termination by the Company.    This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding any Parent Company Approval or, in the case of Section 7.3(a) below, any Company Stockholder Approval):

(a)  if any Parent Entity shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the Termination Date; provided, that if such breach or failure to perform is curable, the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.3(a) and the basis for such termination;

(b)  if prior to the receipt of the Company Stockholder Approval, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.4(d) in order to permit the Company to enter into a Company Acquisition Agreement in respect of a Superior Company Proposal; provided that the Company shall have paid any amounts due pursuant to Section 7.6(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(c)  (i) if all of the conditions precedent to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing (provided that such conditions are reasonably capable of being satisfied)) shall have been satisfied, (ii) the Company shall have indicated in writing to Parent that the certificate to be delivered by the Company at Closing pursuant to Section 6.3(d) will be so delivered and that the Company is ready, willing and able to consummate the Closing and (iii) Parent shall have failed to consummate the Closing on the day that is three (3) Business Days following the delivery of the certificate contemplated by the foregoing clause (ii) due to a Financing Failure.

Section 7.4    Termination by Parent.    This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any Parent Stockholder Approval or, in the case of Section 7.4(b) below, any Company Stockholder Approval):

(a)  if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the Termination Date; provided, that if such breach or failure to perform is curable, Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.4(a) and the basis for such termination; or

(b)  if prior to the receipt of the Company Stockholder Approval, (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement, (iii) the Company shall have in any material respect breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 5.4(a), or (iv) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 7.4(b).

Section 7.5    Notice of Termination; Effect of Termination.

(a)  The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.1 ) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.5 shall be effective immediately upon delivery of such written notice to the other party.

(b)  In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Parent Entity, on the one hand, or the Company, on the other hand, except that if there has been any Willful Breach by a party, then such party will be fully liable for any liabilities or damages suffered by the other parties hereto as a result of such Willful Breach.

(c)  Notwithstanding anything to the contrary in Section 7.5(b) above, in the event of termination of this Agreement, the Confidentiality Agreement and the provisions of Section 5.12 (Public Announcements), Section 7.5 (Notice of Termination; Effect of Termination), Section 7.6 (Termination Fee; Financing Failure Fee), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.11 (Severability), Section 8.12 (Waiver of Jury Trial), and Section 8.15 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof.

Section 7.6    Termination Fee; Financing Failure Fee.

(a)  If this Agreement is terminated by Parent pursuant to Section 7.4(b), then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to the Termination Fee.

(b)  If this Agreement is terminated by the Company pursuant to Section 7.3(b), then the Company shall pay to Parent (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(c)  If this Agreement is terminated (i) by Parent pursuant to Section 7.4(a) prior to the receipt of the Company Stockholder Approval or (ii) by the Company or Parent pursuant to (x) Section 7.2(a) prior to the receipt of the Company Stockholder Approval or (y) Section 7.2(e) and, in the case of the foregoing clauses (i) and (ii), (A) prior to such termination (in the case of termination pursuant to Section 7.2(a) ), the breach or failure to perform giving rise to Parent’s right to terminate (in the case of termination pursuant to Section 7.4(a)) or the Company Stockholders Meeting (in the case of termination pursuant to Section 7.2(e)), a Company Acquisition Proposal shall (1) in the case of a termination pursuant to Section 7.2(a) or Section 7.2(e), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to Section 7.4(a), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within twelve (12) months following the date of such termination, the Company shall have entered into a definitive agreement with respect to any Company Acquisition Proposal (which is subsequently consummated), or any Company Acquisition Proposal shall have been consummated (in each case whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 7.6(c), all references in the definition of Company Acquisition Proposal to 15% shall be deemed to be references to “more than 50%” instead). If a Person (other than Parent) makes a Company Acquisition Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination (in the case of termination pursuant to Section 7.2(a)), the breach or failure to perform giving rise to Parent’s right to terminate (in the case of termination pursuant to Section 7.4(a)) or the Company Stockholders Meeting (in the case of termination pursuant to Section 7.2(e), as applicable, and within twelve (12) months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Company Acquisition Proposal that is publicly disclosed, such initial Company Acquisition Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this Section 7.6(c).

(d)  If this Agreement is terminated by the Company pursuant to Section 7.3(c), then Parent shall pay to the Company (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to the Financing Failure Fee.

(e)  Each party hereto acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due pursuant to this Section 7.6, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the amounts set forth in this Section 7.6, such party shall pay other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to the applicable provisions of this Section 7.6 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. The sole remedy for any termination described in this Section 7.6 shall be the payment of the Termination Fee or the Financing Failure Fee, as applicable, and neither Parent nor the Company shall pay any such fee on more than one occasion. The Company acknowledges and agrees that none of the Parent Financing Sources shall have any liability or obligation to the Company, its Affiliates or any of their respective equity holders or representatives arising out of their breach or failure to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under the Debt Financing Commitment, including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement or any documents referenced herein or therein or the transactions contemplated hereby or thereby or in respect of any representation, warranty or covenant contained herein or therein, or the failure of such transactions to be consummated, or in respect of any other contract, document or theory of Law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise. Nothing in this Section 7.6 shall be interpreted as limiting the ability of Parent or any Affiliate of Parent from enforcing any of their rights and remedies under the Debt Financing Commitment.

Section 7.7    Amendment or Supplement.    This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Stockholder Approval has been obtained; provided, however, that after either the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law or the rules and regulations of NASDAQ requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. No amendments, modifications or supplements to the provisions, which the Parent Financing Sources under the Debt Financing are expressly made third party beneficiaries pursuant to Section 8.6 shall be permitted in a manner materially adverse to any such Parent Financing Source without the prior written consent of such Parent Financing Source (which shall not be unreasonably withheld, conditioned or delayed).

Section 7.8    Extension of Time; Waiver.    At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after either the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1    Non-survival of Representations and Warranties.    None of the representations, warranties, covenants or agreements of the Parent Entities or the Company in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to the Company, to:

Isle of Capri Casinos, Inc.
600 Emerson Road
Suite 300
St. Louis, MO, 63141
Attention: Edmund L. Quatmann, Jr.
E-mail: ed.quatmann@islecorp.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: Paul W. Theiss
William R. Kucera
E-mail: ptheiss@mayerbrown.com
wkucera@mayerbrown.com

(ii)	if to the Parent Entities, to:

Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, NV 89501
Attention: Anthony L. Carano
E-mail: acarano@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East
Floor 33
Los Angeles, California 90067
Attention: Deborah R. Conrad
Kenneth J. Baronsky
E-mail: dconrad@milbank.com
kbaronsky@milbank.com

Section 8.3    Certain Definitions.    For purposes of this Agreement:

(a)  “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)  “Aggregate Total Consideration” means the aggregate dollar value of the Merger Consideration (assuming that each share of Parent Common Stock has a value of $14.04) plus aggregate Dissenting Stockholder Consideration (assuming the amount payable for each Dissenting Share is equal to the Per Share Cash Consideration). For the avoidance of doubt, amounts payable with respect to Company Restricted Shares under this Agreement shall be excluded from “Aggregate Total Consideration;”

(c)  “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(d)  “Business” means the business of the Company and its Subsidiaries (taken as a whole) as conducted on the date of this Agreement;

(e)  “Cash Consideration” means the aggregate cash payable as Per Share Cash Consideration pursuant to Section 1.6(a) hereof in respect of all issued and outstanding shares of Company Common Stock;

(f)  “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or any of its Subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger;

(g)  “Company Adverse Recommendation Change” means any of the following by the Company Board or any committee thereof: (i) making, withdrawing, amending, modifying or materially qualifying, in a manner adverse to Parent, the Company Board Recommendation, (ii) recommending a Company Acquisition Proposal, (iii) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer or (iv) resolving or agreeing to take any of the foregoing actions;

(h)  “Company Board Recommendation” means the recommendation of the Company Board that the stockholders of the Company adopt this Agreement;

(i)  “Company Family Holder” means GFIL Holdings, LLC;

(j)  “Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by the Company or any of its Subsidiaries;

(k)  “Company Intervening Event” means any material event, material fact, material occurrence, material development or material change in circumstances arising after the date of this Agreement and prior to the Company Stockholder Approval and not known to the Company Board or the individuals listed on Section 8.3(aa) of the Company Disclosure Letter as of the date of this Agreement nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided, however, that in no event shall the following events, facts, occurrences, developments, or change in circumstances constitute a Company Intervening Event: (i) the receipt, existence or terms of an Company Acquisition Proposal or any matter relating thereto or consequences thereof, (ii) changes in the market price or trading volume of the Company Common Stock or the Parent Common Stock or (iii) the fact that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period;

(l)  “Company Registered IP” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Company Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) the Company or any of its Subsidiaries, and (ii) any other applications, registrations, recordings and filings by the Company or any of its Subsidiaries (or otherwise authorized by or in the name of the Company or any of its Subsidiaries) with respect to any Company Intellectual Property;

(m)  “Company Stock Plan” means the Company’s 2000 Long-Term Stock Incentive Plan (as amended from time to time) and the Company’s 2009 Long-Term Stock Incentive Plan (as amended from time to time);

(n)  “control” (including the terms” controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(o)  “Datasite” means (i) with respect to the Company, the electronic data room maintained by Merrill Corporation in the Green folder at https://datasite.merrillcorp.com and (ii) with respect to Parent, the electronic data room maintained by Merrill Corporation in the Nest folder at https://datasite.merrillcorp.com; provided that a document or information shall be deemed to have been made available on such electronic data room only if such document or information was available in such Datasite as of 8:00 p.m. (Eastern Time) on September 18, 2016;

(p)  “Discharge” means the redemption and satisfaction and discharge of the Company Notes in their entirety, pursuant to the terms thereof and the Note Indentures;

(q)  “Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, judgments, codes, or decrees with respect to the protection of the environment, regulating the exposure of individuals to Materials of Environmental Concern, or relating to the emission, discharge, release or threatened release, investigation or remediation, manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport, handling or use of any Materials of Environmental Concern, in effect as of the date of this Agreement, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act;

(r)  “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws;

(s)  “Financing Failure” means a refusal or other failure, for any reason, on the part of any Person (other than Parent or its Affiliates) that has executed the Debt Financing Commitment or any definitive financing document relating to any Debt Financing or any Alternative Financing, as applicable, or on the part of any other Person obligated or expected at any time to provide any portion of such Debt Financing or Alternative Financing, as applicable;

(t)  “Financing Failure Fee” means $60,000,000;

(u)  “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service or sale of alcoholic beverages, the ownership or the operation, management and development of any gaming operations, and, in the case of the Company, including the ownership, operation, management and development of the Business, and, in the case of Parent, including the ownership, operation, management and development of the business of Parent and its Subsidiaries;

(v)  “Gaming Authorities” means any Governmental Entities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Nevada Gaming Control Board, the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission, the West Virginia Racing Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Limited Gaming Control Commission, the Colorado Division of Gaming, the Florida Department of Business and Professional Regulation (Division of Pari-Mutuel Wagering) and the Mississippi Gaming Commission;

(w)  “Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to gaming and related activities (including but not limited to gambling, casino, lottery and pari-mutuel activities) and operations or the manufacture, distribution, service or sale of alcoholic beverages, including the rules and regulations of the Gaming Authorities;

(x)  “Indebtedness” means, in respect of any Person, (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement agreements in respect thereof) or banker’s acceptances, in each case, only to the extent drawn upon and not reimbursed; (iv) obligations of such Person to pay the deferred and unpaid purchase price of property; (v) capitalized lease obligations of such Person; (vi) indebtedness of third parties which is guaranteed by such Person or secured by a Lien on the assets of such Person; (vii) any payments to be made by such Person in connection with the acquisition of any entity by way of by merger, consolidation, or acquisition of stock or assets or any other business combination; (viii) any account payable overdue by more than three hundred sixty-five (365) days; and (ix) unpaid accrued interest on any of the foregoing items;

(y)  “Intellectual Property” means any and all of the following to the extent protected by Intellectual Property Rights or Intellectual Property Rights are embodied therein: (i) technology, formulae, algorithms, procedures, processes, methods, techniques, knowhow, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (vi) databases and other compilations and collections of data or information (“Databases”); (vii) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (viii) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); (ix) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information (“Trade Secrets”); and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein;

(z)  “Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory Law, common Law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements (“Patents”); (ii) copyrights and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated) (“Copyrights”); (iii) other rights with respect to Software, including registrations thereof and applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; (ix) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (x) any rights equivalent or similar to any of the foregoing;

(aa)  “knowledge” of (x) the Company means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(aa) of the Company Disclosure Letter and (y) of the Parent means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(aa) of the Parent Disclosure Letter;

(bb)  “Law” means any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity;

(cc)  “Lender” means JP Morgan Chase Bank, N.A.;

(dd)  “Material Adverse Effect” means, with respect to any Person, any event, change, occurrence or effect that would have or would reasonably be expected to have a material adverse effect on (x) the business of such Person and its Subsidiaries, taken as a whole, or (y) the ability of such Person to consummate the transactions contemplated hereby on a timely basis, other than, in each case, any change, effect, event or occurrence resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries or markets in which such Person or its Subsidiaries operate or intend to operate, including increased competition, (iii) any actions required to be taken pursuant to Section 5.7 of this Agreement to obtain any approval or authorization under applicable Antitrust Laws or applicable Gaming Laws necessary for the consummation of the Merger, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) any change in the price or trading volume of such Person’s stock, in and of itself, any changes in credit ratings or any failure (in and of itself) by such Person to meet internal, analysts’ or other earnings estimates, budgets, plans, forecasts or financial projections of its revenues, earnings or other financial performance or results of operations (provided, that the facts or occurrences giving rise to or contributing to such change, effect, development or circumstance that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vi) any outbreak or escalation of hostilities or war or any act of terrorism or any other national or international calamity, crisis or emergency, (vii) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any other Person (who is not a party to this Agreement) with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such Person and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (viii) any action taken by such Person, or which such Person causes to be taken by any of its Subsidiaries, in each case which is required or permitted by this Agreement, (ix) with respect to the Company, any of the transactions set forth in Item 1 of Section 5.1(b)(v) of the Company Disclosure Letter, or (x) any actions taken (or omitted to be taken) at the request of the other party to this Agreement; provided, that, with respect to clauses (i), (ii), (iv) and (vi) the impact of such change, effect, development or circumstance, is not disproportionately adverse to such Person, taken as a whole, relative to other companies in the industries in which such Person operates;

(ee)  “Materials of Environmental Concern” means any contaminants, pollutants and hazardous, acutely hazardous, extremely hazardous or toxic material, substance or waste defined and regulated as such under applicable Environmental Laws and also including asbestos, polychlorinated biphenyls, radioactive materials, and petroleum products, byproducts and wastes or byproducts associated with the extraction, refining or use of petroleum, petroleum products or other hydrocarbons, whether or not any such petroleum products, byproducts, wastes or other hydrocarbons or substances are listed or classified in such Environmental Laws;

(ff)  “Merger Consideration” means aggregate Cash Consideration together with aggregate Stock Consideration;

(gg)  “NASDAQ” means the NASDAQ Global Select Market;

(hh)  “Note Indentures” means, (i) that certain Indenture, dated as of August 7, 2012, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee and (ii) that certain Indenture, dated as of March 5, 2013, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee, in each case, as amended or supplemented from time to time;

(ii)  “Owned Company Intellectual Property” means any and all Company Intellectual Property that is owned in whole or in part by the Company or any of its Subsidiaries (or that the Company or any of its Subsidiaries claims or purports to own in whole or in part). “Owned Company Intellectual Property” includes, but is not limited to, the Company Registered IP;

(jj)  “Owned Parent Intellectual Property” means any and all Parent Intellectual Property that is owned in whole or in part by Parent or any of its Subsidiaries (or that Parent or any of its Subsidiaries claims or purports to own in whole or in part). “Owned Parent Intellectual Property” includes, but is not limited to, the Parent Registered IP;

(kk)  “Parent Credit Agreement” means the Credit Agreement dated as of July 23, 2015, by and among Parent, certain of its wholly-owned Subsidiaries (as guarantors), JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and issuing lender and J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC, U.S. Bank National Association and KeyBank National Association as joint lead arrangers, joint bookrunners and co-syndication agents;

(ll)  “Parent Family Holder” means Recreational Enterprises, Inc.;

(mm)  “Parent Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with any of the Debt Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in any of the Debt Financing and their successors and assigns;

(nn)  “Parent Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by Parent or any of its Subsidiaries;

(oo)  “Parent Registered IP” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Parent Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) Parent or any of its Subsidiaries, and (ii) any other applications, registrations, recordings and filings by Parent or any of its Subsidiaries (or otherwise authorized by or in the name of Parent or any of its Subsidiaries) with respect to any Parent Intellectual Property;

(pp)  “Parent Restricted Share” means each share of Parent Common Stock subject to vesting, repurchase or lapse restrictions;

(qq)  “Parent RSU” means each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Parent Common Stock;

(rr)  “Parent Stock Option” means each option or other right to acquire Parent Common Stock granted under any Parent Stock Plan;

(ss)  “Parent Stock Plan” means the Parent 2015 Equity Incentive Plan and the MTR Gaming Group, Inc. 2010 Long-Term Incentive Plan;

(tt)  “Per Share Cash Consideration” means $23.00;

(uu)  “Per Share Stock Consideration” means 1.638 shares of Parent Common Stock (which shall be deemed to have a dollar value equal to the Per Share Cash Consideration);

(vv)  “Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (v) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses;

(ww)  “Person” means an individual, corporation, partnership, limited liability company, association, trust, estate, or other entity or organization, including any Governmental Entity;

(xx)  “Personal Information” means information related to an identified or identifiable person, including name, mailing address, telephone number, e-mail address, social security number, driver’s license number, credit or debit card number, or financial account information;

(yy)  “Requisite Gaming Approvals” means such Gaming Approvals from the Nevada Gaming Control Board, the Nevada Gaming Commission, the Louisiana Gaming Control Board, the Pennsylvania Gaming Control Board, the Pennsylvania Racing Commission, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Lottery Commission, the West Virginia Racing Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Colorado Limited Gaming Control Commission, the Florida Department of Business and Professional Regulation (Division of Pari-Mutuel Wagering) and the Mississippi Gaming Commission as are necessary in order to allow Company and its Subsidiaries and Parent and its Subsidiaries, upon consummation of the Mergers, to continue their operation of their Subsidiaries’ respective gaming activities (which shall not be considered to include any permits, approvals or licenses relating to the service of food or beverages or any other non-gaming activities, regardless of whether any such activities are conducted within the same physical space as gaming activities or in conjunction with such gaming activities);

(zz)  “Software” means, all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing;

(aaa)  “Stock Consideration” means the aggregate number of shares of Parent Common Stock issuable as Per Share Stock Consideration pursuant to Section 1.6(a) hereof in respect of all issued and outstanding shares of Company Common Stock other than Company Restricted Shares;

(bbb)  “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(ccc)  “Superior Company Proposal” means any Company Acquisition Proposal (i) on terms which the Company Board determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the Company’s stockholders than the Mergers, taking into account all the terms and conditions of such proposal, and this Agreement (including any adjustment to this Agreement proposed by the Company in response to such Company Acquisition Proposal) and (ii) that the Company Board believes is reasonably likely to be completed, taking into account all financial (including economic and financing terms), regulatory (which may include the relative likelihood and timeliness of obtaining the Requisite Gaming Approvals), legal and other aspects of such proposal as the Company Board, in the good faith performance, discharge and exercise of its fiduciary duties, deems relevant; provided, that for purposes of the definition of “Superior Company Proposal,” the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”;

(ddd)  “Tax” (and, with correlative meaning, “Taxes”) means (a) any federal, state, local or foreign net income, alternative or add-on minimum, ad valorem, business license, capital, disability, documentary, employment, environmental, excise, franchise, gains, gross income, gross receipts, import, license, occupation, payroll, personal property, premium, profits, property transfer, real property, recording, registration, sales, services, severance, social security, stamp, transfer, unemployment, unemployment insurance, use, value added, wage, windfall profit, withholding, custom, duty, levy or other tax, or other governmental assessment, charge or fee in the nature of a tax (whether payable directly or by withholding); (b) any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and (c) any estimated Tax, together with any interest, fines or any penalty, addition to tax or additional amount and any interest on such penalty, fine, addition to tax or additional amount, imposed by any Governmental Entity;

(eee)  “Tax Authority” means any Governmental Entity responsible for the imposition, assessment or collection of any Tax (domestic or foreign);

(fff)  “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return filed or required to be filed with a Tax Authority;

(ggg)  “Termination Fee” means $30,000,000; and

(hhh)  “Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an intentional act or failure to act by a party (it being understood and agreed that, for the avoidance of doubt, a party’s failure to effect the Closing as required by Section 1.4 within the time period set forth in Section 1.4 shall be considered a Willful Breach of this Agreement).

Section 8.4    Interpretation.    When a reference is made in this Agreement to a Section, Article, or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5    Entire Agreement.    This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6    Parties in Interest.    This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, each Parent Financing Source under the Debt Financing shall be a third party beneficiary of Section 7.6(e), Section 7.7, this Section 8.6, Section 8.7, Section 8.8, Section 8.10(b), Section 8.12, and the definition of Parent Financing Sources and the constituent definitions thereof (and any other provision or definition of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision or definition would modify the substance of such Sections and definitions), it being understood that the foregoing provisions may not be amended in a manner adverse to the Parent Financing Sources in any material respect without their prior written consent.

Section 8.7    Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflict of laws principles of the State of Delaware.

Section 8.8    Submission to Jurisdiction.    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9    Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10    Enforcement.

(a)  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 8.10, each of the Company, Parent, Merger Sub A and Merger Sub B, shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law, in equity or pursuant to this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)  Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Parent Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable Law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(c)  Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Company shall be entitled to specific performance to cause Parent to effect the Closing in accordance with Section 1.04, on the terms and conditions set forth in this Agreement, so long as (i) all of the conditions precedent to Closing (other than those conditions that by their nature are to be satisfied at the Closing (provided that such conditions are reasonably capable of being satisfied)) shall have been satisfied and (ii) the Company shall have indicated in writing to Parent that the certificate to be delivered by the Company at Closing pursuant to Section 6.3(d) will be so delivered and that the Company is irrevocably ready, willing and able to consummate the Closing.

Section 8.11    Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.12    Waiver of Jury Trial.    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.13    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 8.14    Facsimile or Electronic Signature.    This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 8.15    No Presumption Against Drafting Party.    Each of Parent, Merger Sub A, Merger Sub B and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.16    Personal Liability.    This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of any Parent Entity or the Company (other than Parent and Company), or any officer, director, manager, employee, agent, representative or investor of any of them.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.

By:	/s/ ERIC L. HAUSLER
	Name:	Eric L. Hausler
	Title:	Chief Executive Officer

ELDORADO RESORTS, INC.

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	Chief Executive Officer

EAGLE I ACQUISITION CORP.

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	President

EAGLE II ACQUISITION COMPANY LLC

By:	Eldorado Resorts, Inc., as its Sole Member

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	Chief Executive Officer

ANNEX B—GFIL Voting Agreement

EXECUTION COPY

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of September 19, 2016, is entered into by and among Eldorado Resorts, Inc., a Nevada corporation (“Parent”), Isle of Capri Casinos, Inc., a Delaware corporation (the “Company”), and the undersigned stockholder of the Company (the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with this Agreement, the Company, Parent, Eagle I Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub A”) and Eagle II Acquisition Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub B”), are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger (the “First Step Merger”) of Merger Sub A with and into the Company, and the merger (the “Second Step Merger” and, together with the First Step Merger, the “Mergers”) of the surviving corporation in the First Step Merger with and into Merger Sub B;

WHEREAS, the Stockholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially own” is used) of shares of common stock, par value $0.01 per share, of the Company (“Shares”) as set forth on Schedule A hereto (the “Owned Shares”; the Owned Shares and any additional Shares or other voting securities of the Company of which the Stockholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Mergers, Parent and the Stockholder are entering into this Agreement; and

WHEREAS, the Stockholder acknowledges that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder set forth in this Agreement and would not enter into the Merger Agreement if the Stockholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, the Company and the Stockholder hereby agree as follows:

Section 1.    Agreement to Vote.

(a)  The Stockholder agrees that it shall at any meeting of the stockholders of the Company (whether annual or special meeting and whether or not such meeting is adjourned or postponed), however called, or in connection with any written consent of stockholders of the Company (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any and (ii) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (A) in favor of the Supported

Matters and (B) against any Restricted Matters (together with the Supported Proposals, the “Covered Proposals”).

(b)  Except as expressly set forth in this Section 1 with respect to Covered Proposals, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company.

For purposes of this Agreement, (i) “Supported Matters” means the Mergers, the adoption of the Merger Agreement and any other matters necessary for the consummation of the Mergers and (ii) “Restricted Matters” means (A) any Company Acquisition Proposal and (B) any other action, proposal, transaction or agreement that is intended or would reasonably be expected to (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement, (2) impede, interfere with, delay, postpone or adversely affect the timely consummation of the Mergers or any of the transactions contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s charter or by-laws).

Section 2.    Grant of Irrevocable Proxy; Appointment of Proxy.

(a)  UNTIL THE TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH SECTION 4 HEREOF, THE STOCKHOLDER HEREBY IRREVOCABLY GRANTS TO, AND APPOINTS, PARENT AND ANY OTHER DESIGNEE OF PARENT, ALONE OR TOGETHER, THE STOCKHOLDER’S IRREVOCABLE PROXY AND ATTORNEY IN FACT (WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION), FOR AND IN THE STOCKHOLDER’S NAME, TO VOTE OR GRANT WRITTEN CONSENT OR APPROVAL IN RESPECT OF THE COVERED SHARES IN ACCORDANCE WITH SECTION 1 AT ANY MEETING OF THE COMPANY’S STOCKHOLDERS OR AT ANY ADJOURNMENT THEREOF OR IN ANY OTHER CIRCUMSTANCES UPON WHICH THEIR VOTE, WRITTEN CONSENT OR OTHER APPROVAL IS SOUGHT IN FAVOR OF THE SUPPORTED MATTERS.

(b)  The Stockholder agrees to take such further action or execute such other documents or certificates evidencing such proxy as Parent may reasonably request or as may be necessary to effectuate the intent of this proxy. The Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

(c)  The Stockholder represents that any proxies heretofore given in respect of the Covered Shares are not irrevocable, and that any such proxies are hereby revoked.

(d)  THE STOCKHOLDER HEREBY AFFIRMS THAT THE PROXY SET FORTH IN THIS SECTION 2 IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE UNTIL SUCH TIME AS THIS AGREEMENT TERMINATES IN ACCORDANCE WITH ITS TERMS. The proxy granted in this Section 2 shall automatically expire upon the termination of this Agreement.

(e)  The Stockholder hereby affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. The power of attorney granted by the Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity (as applicable) of the Stockholder.

Section 3.    Inconsistent Agreements.    The Stockholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, neither the Stockholder nor any entity under Stockholder’s control

(a) has entered into, or shall enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Shares nor (b) has granted, or shall grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with the Stockholder’s obligations pursuant to this Agreement.

Section 4.    Termination.    This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) written notice of termination of this Agreement by Parent to the Stockholder (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, 8 and 11 through 24 shall survive the termination of this Agreement; provided, further that no such termination will relieve any party hereto from any liability for any willful, knowing and material breach of this Agreement occurring prior to such termination.

Section 5.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to Parent as follows:

(a)  The Stockholder is the record and beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. The Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares (and the equity awards relating thereto), the Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b)  The Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder, the performance by the Stockholder of its obligations hereunder, including the proxy described in Section 2, and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)  Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any the Stockholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or any of the Stockholder’s properties or assets, in each case that would restrict, prohibit or impair the performance by Stockholder of its obligations under this Agreement.

(d)  There is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of its Affiliates that would reasonably be expected to impair the ability of the Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement in a timely manner.

Section 6.    Certain Covenants of the Stockholder.    The Stockholder hereby covenants and agrees as follows:

(a)  Prior to the Termination Date, and except as contemplated hereby, the Stockholder shall not (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, offer, exchange, pledge, hypothecate, grant, encumber, assign or otherwise dispose of or encumber (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law) other than to a Permitted Transferee, if such Permitted Transferee agrees in writing to be bound by the applicable terms hereof, or (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares. Any Transfer in violation of this provision shall be void. To the extent a Transfer is permitted, such Transfer shall comply with all applicable laws.

(b)  Prior to the Termination Date, in the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Shares held by the Stockholder set forth on Schedule A hereto will be deemed amended accordingly and such Shares or voting interests shall automatically become subject to the terms of this Agreement. The Stockholder shall promptly notify Parent and the Company in writing of any such event.

(c)  A “Permitted Transferee” means, with respect to Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild of Stockholder, (ii) any trust, the trustee of which include only the Persons named in clause (i) and the beneficiaries of which include only the Persons named in clause (i) or (ii) any partnership or limited liability company, all partners or members of which include only the Persons named in clause (i) and any trust named in clause (ii).

Section 7.    Stockholder Capacity.    This Agreement is being entered into by the Stockholder solely in its capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of any Stockholder or its Affiliates who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company. Nothing in this Agreement is intended to limit or restrict the Stockholder from taking any action or inaction or voting in favor, in the Stockholder’s sole discretion, on any matter in his or her capacity as a director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

Section 8.    Appraisal Rights.    The Stockholder shall not exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Mergers, and hereby waives any such rights of appraisal or rights to dissent that the Stockholder may have under applicable Law.

Section 9.    Disclosure.    The Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, including the Joint Proxy Statement/Prospectus, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

Section 10.    Further Assurances.    From time to time, at the request of Parent and without further consideration, the Stockholder shall take such further action as may reasonably be deemed by Parent to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

Section 11.    Non-Survival of Representations and Warranties.    The representations and warranties of the Stockholder contained herein shall not survive the Termination Date.

Section 12.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, to:

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, NV 89501

Attention:     Anthony L. Carano

E-mail:         acarano@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East

Floor 33

Los Angeles, California 90067

Attention:     Deborah R. Conrad

                     Kenneth J. Baronsky

E-mail:         dconrad@milbank.com

                      kbaronsky@milbank.com

if to the Company, to:

Isle of Capri Casinos, Inc.

600 Emerson Road

Suite 300

St. Louis, MO, 63141

Attention:     Edmund L. Quatmann, Jr.

E-mail:         ed.quatmann@islecorp.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Attention:     Paul W. Theiss

                     William R. Kucera

E-mail:         ptheiss@mayerbrown.com

                      wkucera@mayerbrown.com

if to the Stockholder, to the address(es) set forth on the signature page to this Agreement.

Section 13.    Interpretation.    When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 14.    Entire Agreement.    This Agreement (including the Schedules and Exhibits hereto) and the Merger Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 15.    Parties in Interest.    This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 16.    Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflict of laws principles of the State of Delaware.

Section 17.    Submission to Jurisdiction.    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b)  that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 18.    Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 19.    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 19, each of the Company, Parent and the Stockholder shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 20.    Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 21.    Waiver of Jury Trial.    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 22.    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 23.    Facsimile or Electronic Signature.    This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 24.    No Presumption Against Drafting Party.    Each of the Company, Parent and the Stockholder acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 25.    Registration Rights.    In consideration for entering into this Agreement, the Stockholder shall be granted customary demand and piggy-back registration rights, including the right to request the Parent to file a shelf registration statement on Form S-3 registering the sale of shares of Parent common stock held by the Stockholder, and the Parent and Stockholder shall enter into an agreement on customary terms and conditions and in form and substance reasonably acceptable to Parent and Stockholder reflecting the foregoing.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO RESORTS, INC.

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

ISLE OF CAPRI CASINOS, INC.

By:	/s/ ERIC L. HAUSLER
	Name:	Eric L. Hausler
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

GFIL HOLDINGS, LLC

By:	/s/ ROBERT S. GOLDSTEIN
	Name:	Robert S. Goldstein
	Title:	Manager

Stockholder’s Address for Notice:

700 Office Parkway St. Louis, MO 63141 Attn: Bob Ellis

Email: bob.ellis@altertrading.com

[Signature Page to Voting Agreement]

Schedule A

14,565,457

ANNEX C—REI Voting Agreement

EXECUTION COPY

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of September 19, 2016, is entered into by and among Isle of Capri Casinos, Inc., a Delaware corporation (“Company”), Eldorado Resorts, Inc., a Nevada corporation (the “Parent”), and the undersigned stockholder of Parent (the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with this Agreement, the Company, Parent, Eagle I Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub A”) and Eagle II Acquisition Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub B”), are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger (the “First Step Merger”) of Merger Sub A with and into the Company, and the merger (the “Second Step Merger” and, together with the First Step Merger, the “Mergers”) of the surviving corporation in the First Step Merger with and into Merger Sub B;

WHEREAS, the Stockholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially own” is used) of shares of common stock, par value $0.00001 per share, of Parent (“Shares”) as set forth on Schedule A hereto (the “Owned Shares”; the Owned Shares and any additional Shares or other voting securities of Parent of which the Stockholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Mergers, the Company and the Stockholder are entering into this Agreement; and

WHEREAS, the Stockholder acknowledges that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder set forth in this Agreement and would not enter into the Merger Agreement if the Stockholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, the Company and the Stockholder hereby agree as follows:

Section 1.    Agreement to Vote.

(a)  The Stockholder agrees that it shall at any meeting of the stockholders of Parent (whether annual or special meeting and whether or not such meeting is adjourned or postponed), however called, or in connection with any written consent of stockholders of Parent (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by Parent for written consent, if any and (ii) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (A) in favor of the Supported Matters and (B) against any Restricted Matters (together with the Supported Proposals, the “Covered Proposals”).

(b) Except as expressly set forth in this Section 1 with respect to Covered Proposals, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of Parent.

For purposes of this Agreement, (i) “Supported Matters” means the Share Issuance and any other matters necessary for the consummation of the Mergers and (ii) “Restricted Matters” means any action, proposal, transaction or agreement that is intended or would reasonably be expected to (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Parent under the Merger Agreement or of the Stockholder under this Agreement, (2) impede, interfere with, delay, postpone or adversely affect the timely consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Parent (including any amendments to the Parent’s charter or by-laws).

Section 2.    Grant of Irrevocable Proxy; Appointment of Proxy.

(a)  UNTIL THE TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH SECTION 4 HEREOF, THE STOCKHOLDER HEREBY IRREVOCABLY GRANTS TO, AND APPOINTS, THE COMPANY AND ANY OTHER DESIGNEE OF THE COMPANY, ALONE OR TOGETHER, THE STOCKHOLDER’S IRREVOCABLE PROXY AND ATTORNEY IN FACT (WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION), FOR AND IN THE STOCKHOLDER’S NAME, TO VOTE OR GRANT WRITTEN CONSENT OR APPROVAL IN RESPECT OF THE COVERED SHARES IN ACCORDANCE WITH SECTION 1 AT ANY MEETING OF PARENT’S STOCKHOLDERS OR AT ANY ADJOURNMENT THEREOF OR IN ANY OTHER CIRCUMSTANCES UPON WHICH THEIR VOTE, WRITTEN CONSENT OR OTHER APPROVAL IS SOUGHT IN FAVOR OF THE SUPPORTED MATTERS.

(b) The Stockholder agrees to take such further action or execute such other documents or certificates evidencing such proxy as the Company may reasonably request or as may be necessary to effectuate the intent of this proxy. The Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

(c) The Stockholder represents that any proxies heretofore given in respect of the Covered Shares are not irrevocable, and that any such proxies are hereby revoked.

(d) THE STOCKHOLDER HEREBY AFFIRMS THAT THE PROXY SET FORTH IN THIS SECTION 2 IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE UNTIL SUCH TIME AS THIS AGREEMENT TERMINATES IN ACCORDANCE WITH ITS TERMS. The proxy granted in this Section 2 shall automatically expire upon the termination of this Agreement.

(e) The Stockholder hereby affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. The power of attorney granted by the Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity (as applicable) of the Stockholder.

Section 3.    Inconsistent Agreements.    The Stockholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, neither the Stockholder nor any entity under Stockholder’s control (a) has entered into, or shall enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Shares nor (b) has granted, or shall grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with the Stockholder’s obligations pursuant to this Agreement.

Section 4.    Termination.    This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) written notice of termination of this Agreement by the Company to the Stockholder (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, 8 and 11 through 24 shall survive the termination of this Agreement; provided, further that no such termination will relieve any party hereto from any liability for any willful, knowing and material breach of this Agreement occurring prior to such termination.

Section 5.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to the Company as follows:

(a)  The Stockholder is the record and beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. The Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares (and the equity awards relating thereto), the Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent.

(b)  The Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder, the performance by the Stockholder of its obligations hereunder, including the proxy described in Section 2, and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)  Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any the Stockholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or any of the Stockholder’s properties or assets, in each case that would restrict, prohibit or impair the performance by Stockholder of its obligations under this Agreement.

(d)  There is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of its Affiliates that would reasonably be expected to impair the ability of the Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement in a timely manner.

Section 6.    Certain Covenants of the Stockholder.    The Stockholder hereby covenants and agrees as follows:

(a)  Prior to the Termination Date, and except as contemplated hereby, the Stockholder shall not (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, offer, exchange, pledge, hypothecate, grant, encumber, assign or otherwise dispose of or encumber (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law) other than to a Permitted Transferee, if such Permitted Transferee agrees in writing to be bound by the applicable terms hereof, or (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares. Any Transfer in violation of this provision shall be void. To the extent a Transfer is permitted, such Transfer shall comply with all applicable laws.

(b)  Prior to the Termination Date, in the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to Parent, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Shares held by the Stockholder set forth on Schedule A hereto will be deemed amended accordingly and such Shares or voting interests shall automatically become subject to the terms of this Agreement. The Stockholder shall promptly notify Parent and the Company in writing of any such event.

(c)  A “Permitted Transferee” means, with respect to Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild of Stockholder, (ii) any trust, the trustee of which include only the Persons named in clause (i) and the beneficiaries of which include only the Persons named in clause (i) or (ii) any partnership or limited liability company, all partners or members of which include only the Persons named in clause (i) and any trust named in clause (ii).

Section 7.    Stockholder Capacity.    This Agreement is being entered into by the Stockholder solely in its capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of any Stockholder or its Affiliates who is a director, officer or employee of Parent to take any action in his or her capacity as a director, officer or employee of Parent. Nothing in this Agreement is intended to limit or restrict the Stockholder from taking any action or inaction or voting in favor, in the Stockholder’s sole discretion, on any matter in his or her capacity as a director of Parent, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.

Section 8.    Appraisal Rights.    The Stockholder shall not exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Mergers, and hereby waives any such rights of appraisal or rights to dissent that the Stockholder may have under applicable Law.

Section 9.    Disclosure.    The Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC, including the Joint Proxy Statement/Prospectus, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

Section 10.    Further Assurances.    From time to time, at the request of the Company and without further consideration, the Stockholder shall take such further action as may reasonably be deemed by the Company to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

Section 11.    Non-Survival of Representations and Warranties.    The representations and warranties of the Stockholder contained herein shall not survive the Termination Date.

Section 12.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, to:

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, NV 89501

Attention:    Anthony L. Carano

E-mail:        acarano@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East

Floor 33

Los Angeles, California 90067

Attention:    Deborah R. Conrad

                    Kenneth J. Baronsky

E-mail:        dconrad@milbank.com

                    kbaronsky@milbank.com

if to the Company, to:

Isle of Capri Casinos, Inc.

600 Emerson Road

Suite 300

St. Louis, MO, 63141

Attention:    Edmund L. Quatmann, Jr.

E-mail:        ed.quatmann@islecorp.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Attention:    Paul W. Theiss

                    William R. Kucera

E-mail:        ptheiss@mayerbrown.com

                    wkucera@mayerbrown.com

if to the Stockholder, to the address(es) set forth on the signature page to this Agreement.

Section 13.    Interpretation.    When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 14.    Entire Agreement.    This Agreement (including the Schedules and Exhibits hereto) and the Merger Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 15.    Parties in Interest.    This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 16.    Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflict of laws principles of the State of Delaware.

Section 17.    Submission to Jurisdiction.    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 18.    Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 19.    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 19, each of the Company, Parent and the Stockholder shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 20.    Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 21.    Waiver of Jury Trial.    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 22.    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in ..pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 23.    Facsimile or Electronic Signature.    This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 24.    No Presumption Against Drafting Party.    Each of the Company, Parent and the Stockholder acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 25.    Registration Rights.    In consideration for entering into this Agreement, the Stockholder shall be granted customary demand and piggy-back registration rights, including the right to request the Parent to file a shelf registration statement on Form S-3 registering the sale of shares of Parent common stock held by the Stockholder, and the Parent and Stockholder shall enter into an agreement on customary terms and conditions and in form and substance reasonably acceptable to Parent and Stockholder reflecting the foregoing.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO RESORTS, INC.

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	Chief Executive Officer

ISLE OF CAPRI CASINOS, INC.

By:	/s/ ERIC L. HAUSLER
	Name:	Eric L. Hausler
	Title:	Chief Executive Officer

RECREATIONAL ENTERPRISES, INC.

By:	/s/ GARY CARANO
	Name:	Gary Carano
	Title:	Vice President

Stockholder’s Address for Notice:

100 West Liberty Street, 11th Floor Reno, Nevada 89501

Fax: (775) 337-9218

Schedule A

11,129,867

ANNEX D

September 18, 2016

Eldorado Resorts, Inc.

100 West Liberty St., Suite 1150

Reno, NV 89501

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Eldorado Resorts, Inc. (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “First Step Merger”) of a wholly-owned subsidiary of the Company with Isle of Capri Casinos, Inc. (the “Merger Partner”), with the Merger Partner continuing as the surviving entity (the “Intermediate Surviving Entity”), followed by a merger (the “Second Step Merger” and together with the First Step Merger, the “Transaction”) of the Intermediate Surviving Entity with another wholly owned subsidiary of the Company, with such subsidiary continuing as the surviving entity. Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Eagle I Acquisition Corp. (“Merger Sub A”), Eagle II Acquisition Company LLC (“Merger Sub B”) and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Merger Partner or any wholly owned Subsidiary (as defined in the Agreement) of the Merger Partner and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive (i) at the election of the holder thereof, consideration per share equal to either (A) $23.00 in cash, without interest (the “Cash Consideration”) or (B) 1.638 shares (the “Stock Consideration”) of the Company’s common stock, par value $0.00001 per share (the “Company Common Stock”) and (ii) with respect to each holder of Merger Partner Common Stock that would otherwise be entitled to a fractional share of Company Common Stock, an amount in cash determined as set forth in the Agreement (the “Fractional Consideration”).

The aggregate Cash Consideration, together with the aggregate Stock Consideration and the aggregate Fractional Consideration to be received by the holders of Merger Partner Common Stock in the Transaction is referred to collectively as the “Consideration”. The Consideration will be subject to certain proration procedures based on the relative number of shares for which Cash Consideration and Stock Consideration is elected as set forth in the Agreement, as to which we express no view or opinion.

In connection with preparing our opinion, we have (i) reviewed a draft dated September 18, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company and the Merger Partner relating to the respective businesses of the Company and the Merger Partner, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, Merger Sub A, Merger Sub B and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company’s issue of debt securities in July 2015 and as joint lead arranger and bookrunner on the Company’s facilities agreements in July 2015. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, none of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX E

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

September 18, 2016

Isle of Capri Casinos, Inc.

600 Emerson Road, Suite 300

Saint Louis, Missouri

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors of Isle of Capri Casinos, Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (“Company Common Stock”), of the Company of the aggregate Merger Consideration (as defined below) to be collectively received by such holders in the Merger (as defined below) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Eldorado Resorts, Inc. (“Parent”), Eagle I Acquisition Corp., a wholly owned direct subsidiary of Parent (“Merger Sub A”), and Eagle II Acquisition Company LLC, a wholly owned direct subsidiary of Parent (“Merger Sub B”). We understand that, among other things, pursuant to the Merger Agreement, Merger Sub A will merge with the Company (the “Merger”), the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock will be converted into the right to receive, at the election of the holder thereof (i) 1.638 shares (the “Per Share Stock Consideration”) of common stock, par value $0.00001 per share (“Parent Common Stock”), of Parent or (ii) $23.00 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, as applicable, the “Merger Consideration”). The ability of holders of Company Common Stock to elect to receive the Per Share Stock Consideration and the Per Share Cash Consideration is subject to certain procedures and limitations set forth in the Merger Agreement as to which we express no view or opinion. We in addition understand that, pursuant to the Merger Agreement, following the Merger, the Company will merge with Merger Sub B (the “Second Step Merger” and, together with the Merger, the “Transaction”), with Merger Sub B continuing as a wholly owned subsidiary of Parent.

In arriving at our opinion, we have reviewed a draft, dated September 18, 2016, of the Merger Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including financial forecasts relating to the Company for the fiscal years ending the last Sunday in April, 2017 through the last Sunday in April, 2021 prepared by and provided to us by the management of the Company (the “Company Projections”) and financial forecasts relating to Parent for the fiscal years ending December 31, 2016 through December 31, 2021 prepared by and provided to us by the management of Parent (the “Parent Projections”). We have also reviewed certain estimates provided to us by the managements of the Company and Parent with respect to the cost savings and synergies anticipated by such managements to result from the Transaction (the “Synergies”). We have also spoken with the managements of the Company and Parent and certain of their representatives regarding the business and prospects of the Company and Parent, respectively. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information provided to us or available from public sources, and we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections, management of the Company has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the Parent Projections, management of Parent has advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to the future financial performance of Parent. With respect to the Synergies, we have been advised by the managements of the Company and Parent, and we have assumed, that such forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to such cost savings and synergies and we have assumed that such Synergies will be realized in the amounts and at the times provided by the managements of the Company and Parent. We express no view or opinion with respect to the Company Projections, the Parent Projections, the Synergies or the assumptions upon which they are based and, at the direction of management of the Company, we have assumed that the Company Projections, the Parent Projections and the Synergies are a reasonable basis on which to evaluate the Company, Parent and the Merger and the Transaction and have used and relied upon such information for purposes of our analyses and this opinion.

For purposes of our analyses and opinion we have at your direction assumed that, for U.S. federal income tax purposes, the Transaction will qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction, that the Transaction will be consummated in accordance with all applicable federal, state and local laws, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. For purposes of our analyses and opinion, we have, with your consent, given effect to the consummation of the Company’s previously disclosed sale (the “Lake Charles Sale”) of its wholly owned subsidiary, St. Charles Gaming Company, L.L.C. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. With your consent we have also assumed that the final form of the Merger Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the aggregate Merger Consideration to be collectively received by such holders in the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Second Step Merger, any agreements between Parent and stockholders of the Company relating to the Transaction or otherwise, the form and structure of the Merger, the Transaction or the Merger Consideration, or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Merger or the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company (the “Board”) or the Company to proceed with or effect the Merger or the Transaction. We are not expressing any opinion as to what the value of shares of Parent Common Stock actually will be when issued pursuant to the Merger or the prices or ranges of prices at which Company Common Stock or Parent Common Stock may be purchased or sold at any time. We have assumed that the shares of Parent Common Stock to be issued to holders of Company Common Stock who will receive shares of Parent Common Stock in the Merger will be approved for listing on the Nasdaq Global Select Market prior to the consummation of the Merger.

We have acted as financial advisor to the Company in connection with the Merger and the Transaction and will receive a fee for our services, a portion of which became payable to us upon the rendering of our opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Parent and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation including, during the past two years (i) with respect to the Company, acting as financial advisor to the Company in connection with the pending Lake Charles Sale and certain other potential transactions and having acted as an initial purchaser in connection with the sale of notes by the Company in April 2015, and (ii) with respect to Parent, having acted as an initial purchaser in connection with the sale of notes by Parent in July 2015 and having acted as joint lead arranger, joint bookrunner and co-syndication agent in connection with Parent’s credit facility in July 2015. In addition we and/or our affiliates are participants in and lenders to the Company under the Company’s credit facility and are participants in and lenders to Parent under Parent’s credit facility. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board in connection with its consideration of the Transaction. This letter does not constitute a recommendation to the Board with respect to the proposed Merger or the proposed Transaction or advice or a recommendation to any holder of Company Common Stock as to how such holder should vote or act on any matter relating to the proposed Merger or the proposed Transaction including, without limitation, whether such holder should, upon the terms and subject to the conditions set forth in the Merger Agreement, elect to receive the Per Share Cash Consideration or the Per Share Stock Consideration for their shares of Company Common Stock in the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the aggregate Merger Consideration to be collectively received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CREDIT SUISSE SECURITIES (USA) LLC

ANNEX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The registrant is incorporated under the laws of the State of Nevada. Section 78.7502(1) of the Nevada Revised Statute, as amended (the “NRS”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 78.7502(2) of the NRS provides that a corporation may similarly indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502(3) of the NRS provides that to the extent a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections (1) and (2), or in defense of any claim, issue, or matter therein, the corporation shall indemnify such person against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 78.751(1) of the NRS provides that any discretionary indemnification under Section 78.7502, unless ordered by a court or advanced pursuant to subsection (2) of Section 78.751, may be made by the corporation only as authorized in the specific case upon determination that indemnification of such director, officer, employee, or agent is proper in the circumstances. The determination must be made (a) by the stockholders; (b) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit, or proceeding cannot be obtained, by independent legal counsel in a written opinion.

ERI’s articles of incorporation provide that ERI may indemnify directors, officers or other agents of ERI to the fullest extent permitted by the NRS. Except for acts of omission involving intentional misconduct, fraud or a knowing violation of law, or in the case of directors, payment of dividends in violation of Section 78.300 of the NRS, none of ERI’s directors will be liable to ERI or its stockholders for monetary damages for a breach of fiduciary duty. In addition, ERI’s bylaws provide for mandatory indemnification of officers and directors of the corporation against all expenses, liabilities and losses reasonably incurred by such person upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by ERI.

Item 21.	Exhibits and Financial Statement Schedules

(a)  See Exhibit Index.

(b)  Not applicable.

(c)  Not applicable.

Item 22.	Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  The undersigned registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of and will be governed by the final adjudication of such issue.

(e)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on the 22nd day of December, 2016.

ELDORADO RESORTS, INC.

By:	/s/ GARY L. CARANO
Gary L. Carano
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement to Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Gary L. Carano	Chief Executive Officer and Director	December 22, 2016

* Thomas R. Reeg	President, Chief Financial Officer and Director (Principal Financial Officer)	December 22, 2016

* Stephanie Lepori	Chief Accounting Officer (Principal Accounting Officer)	December 22, 2016

* David P. Tomick	Director	December 22, 2016

Signature	Title	Date

* Frank J. Fahrenkopf, Jr.	Director	December 22, 2016

* James B. Hawkins	Director	December 22, 2016

* Michael E. Pegram	Director	December 22, 2016

* Roger P. Wagner	Director	December 22, 2016

*By:	/s/ Anthony L. Carano Anthony L. Carano Attorney-in-fact

Exhibit Index

Exhibit Number	Description
2.1†	Agreement and Plan of Merger by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc., Eagle I Acquisition Corp. and Eagle II Acquisition Company LLC, dated as of September 19, 2016 (included as Annex A to the joint proxy statement/prospectus that is a part of this registration statement).

3.1	Amended and Restated Articles of Incorporation of Eldorado Resorts, Inc. (incorporated herein by reference to Exhibit 3.1 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on September 19, 2014).

3.2	Amended and Restated Bylaws of Eldorado Resorts, Inc. (incorporated herein by reference to Exhibit 3.2 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on September 19, 2014).

5.1*	Opinion of McDonald Carano Wilson LLP regarding the legality of the securities being issued.

8.1*	Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding certain tax matters.

8.2*	Opinion of Mayer Brown LLP regarding certain tax matters.

10.1	Commitment Letter, dated September 19, 2016, from JPMorgan Chase Bank, N.A. (incorporated herein by reference to Exhibit 10.1 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed September 22, 2016).

10.2	Indenture dated as of June 23, 2015, by and among Eldorado Resorts, Inc., the guarantors party thereto and U.S. Bank National Association, as Trustee, and Capital One, N.A., as Collateral Trustee (incorporated herein by reference to Exhibit 4.3 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on July 23, 2015).

10.3	Indenture dated as of July 1, 2011, by and among Eldorado Resorts LLC, Eldorado Capital Corp., and each of the guarantors party thereto, U.S. Bank National Association, as Trustee, and Capital One, N.A., as Collateral Trustee (incorporated herein by reference to Exhibit 10.3 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.4	First Supplemental Indenture dated as of July 22, 2015, by and among Eldorado Resorts LLC, Eldorado Capital Corp., Eldorado Shreveport #1, LLC, Eldorado Shreveport #2, LLC, Eldorado Casino Shreveport Joint Venture, Shreveport Capital Corporation, U.S. Bank National Association and Capital One, N.A. under the Indenture dated as of June 1, 2011 (incorporated herein by reference to Exhibit 4.1 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on July 23, 2015).

10.5	First Supplemental Indenture dated as of September 17, 2014, by and among MTR Gaming Group, Inc., Mountaineer Park, Inc., Presque Isle Downs, Inc., Scioto Downs, Inc. and Wilmington Trust, National Association under the Indenture dated as of August 1, 2011 (incorporated herein by reference to Exhibit 10.2 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.6

Second Supplemental Indenture dated as of July 22, 2015, by and among MTR Gaming Group, Inc., Mountaineer Park, Inc., Presque Isle Downs, Inc., Scioto Downs, Inc. and Wilmington Trust, National Association under the Indenture dated as of August 1, 2011 (as amended by that certain first supplemental indenture dated as of September 17, 2014) (incorporated herein by reference to Exhibit 4.2 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on July 23, 2015).

Exhibit Number	Description
10.7	Operating Agreement of Circus and Eldorado Joint Venture, LLC dated July 1, 2013 by and between Galleon, Inc. and Eldorado Limited Liability Company (incorporated herein by reference to Exhibit 10.26 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.8	Agreement dated November 1, 2008 between Mountaineer Park, Inc. and Racetrack Employees Union Local No. 101 (incorporated herein by reference to Exhibit 10.2 to MTR Gaming Group, Inc.’s Annual Report on Form 10-K filed on March 16, 2009).

10.9	Agreement dated December 29, 2009 by and between Mountaineer Park, Inc. and Mountaineer Park Horsemen’s Benevolent and Protective Association, Inc. (incorporated herein by reference to Exhibit 10.8 to MTR Gaming Group, Inc.’s Annual Report on Form 10-K filed on March 16, 2010).

10.10	Agreement dated February 22, 2007 by and between Presque Isle Downs, Inc. and the Pennsylvania Horsemen’s Benevolent and Protective Association Inc. (incorporated herein by reference to Exhibit 10.31 to MTR Gaming Group, Inc.’s Annual Report on Form 10-K filed on April 2, 2007).

10.11	Executive Employment Agreement, dated as of September 29, 2014, by and between the Company and Gary Carano (incorporated herein by reference to Exhibit 10.1 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on October 3, 2014).

10.12	Executive Employment Agreement, dated as of September 29, 2014, by and between the Company and Thomas Reeg (incorporated herein by reference to Exhibit 10.2 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on October 3, 2014).

10.13	Executive Employment Agreement, dated as of September 29, 2014, by and between the Company and Robert Jones (incorporated herein by reference to Exhibit 10.3 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on October 3, 2014).

10.14	Executive Employment Agreement, dated as of September 29, 2014, by and between the Company and Joseph L. Billhimer, Jr. (incorporated herein by reference to Exhibit 10.4 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on October 3, 2014).

10.15	Executive Employment Agreement, dated as of September 29, 2014, by and between the Company and Anthony Carano (incorporated herein by reference to Exhibit 10.5 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on October 3, 2014).

10.16	2010 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.4 to MTR Gaming Group, Inc.’s Quarterly Report on Form 10-Q filed on August 9, 2010).

10.17	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2010 Long-Term Incentive Plan) (incorporated herein by reference to Exhibit 10.5 to MTR Gaming Group, Inc.’s Quarterly Report on Form 10-Q filed on August 9, 2010).

10.18	Form of Nonqualified Stock Option Award Agreement (2010 Long-Term Incentive Plan) (incorporated herein by reference to Exhibit 10.1 to MTR Gaming Group, Inc.’s Current Report on Form 8-K filed on February 3, 2011).

10.19	Form of Restricted Stock Unit Award Agreement (2010 Long-Term Incentive Plan) (incorporated herein by reference to Exhibit 10.2 to MTR Gaming Group, Inc.’s Current Report on Form 8-K filed on February 3, 2011).

10.20

Form of Cash-Based Performance Award Agreement (2010 Long-Term Incentive Plan) (incorporated herein by reference to Exhibit 10.3 to MTR Gaming Group, Inc.’s Current Report on Form 8-K filed on February 3, 2011).

Exhibit Number	Description
10.21	Ground Lease dated as of May 19, 1999 between City of Shreveport, as landlord, and Eldorado Casino Shreveport Joint Venture (formerly known as QNOV) as tenant (incorporated herein by reference to Exhibit 10.17 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.22	First Amendment to Lease Agreement made and entered into as of August 13, 2012, by and between City of Shreveport, as landlord, and Eldorado Casino Shreveport Joint Venture (formerly known as QNOV) as tenant (incorporated herein by reference to Exhibit 10.18 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.23	Lease between C, S & Y Associates, as lessor, and Eldorado Hotel Associates, as lessee, dated as of July 21, 1972 (incorporated herein by reference to Exhibit 10.19 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.24	Addendum, dated as of March 20, 1973, to lease between C, S & Y Associates, as lessor, and Eldorado Hotel Associates, as lessee, dated as of July 21, 1972 (incorporated herein by reference to Exhibit 10.20 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.25	Amendment, dated as of January 1, 1978, to lease between C. S. & Y. Associates, as lessor, and Eldorado Hotel Associates, as lessee, dated as of July 21, 1972 (incorporated herein by reference to Exhibit 10.21 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.26	Amendment, dated as of January 31, 1985, to lease between C. S. & Y. Associates, as lessor, and Eldorado Hotel Associates, as lessee, dated as of July 21, 1972 (incorporated herein by reference to Exhibit 10.22 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.27	Third Amendment, dated as of December 24, 1987, to lease between C. S. & Y. Associates, as lessor, and Eldorado Hotel Associates, as lessee, dated as of July 21, 1972 (incorporated herein by reference to Exhibit 10.23 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.28	Reimbursement and Indemnification Agreement and Lease Amendment, entered into as of March 24, 1994, by and between Eldorado Hotel Associates Limited Partnership, and CS&Y Associates (incorporated herein by reference to Exhibit 20.24 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.29	Fourth Amendment, dated as of June 1, 2011, by and between Eldorado Resorts LLC and CS&Y Associates, to Reimbursement and Indemnification Agreement and Lease Amendment, entered into as of March 24, 1994 (incorporated herein by reference to Exhibit 10.25 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 16, 2015).

10.30	Credit Agreement dated as of July 23, 2015, by and among the Company, certain of its wholly-owned subsidiaries (as guarantors), JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and issuing lender and J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC, U.S. Bank National Association and KeyBank National Association as joint lead arrangers, joint bookrunners and co-syndication agents (incorporated herein by reference to Exhibit 10.1 to Eldorado Resorts, Inc.’s Current Report on Form 8-K filed on July 23, 2015).

10.31

Eldorado Resorts, Inc. 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by Eldorado Resorts, Inc. on April 3, 2015 (File No. 333-203227)).

Exhibit Number	Description
10.32	Form of Director Restricted Stock Unit Award Agreement pursuant to the Eldorado Resorts, Inc. 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.28 to the Registration Statement on Form S-1 filed by Eldorado Resorts, Inc. on July 14, 2015 (File No. 333-205654)).

10.33	Form of Director Restricted Stock Unit Award Agreement pursuant to the Eldorado Resorts, Inc. 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.29 to the Registration Statement on Form S-1 filed by Eldorado Resorts, Inc. on July 14, 2015 (File No. 333-205654)).

10.34	Form of Performance Stock Unit Award Agreement pursuant to the Eldorado Resorts, Inc. 2015 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the Registration Statement on Form S-1 filed by Eldorado Resorts, Inc. on July 14, 2015 (File No. 333-205654)).

21.1	List of Eldorado Resorts, Inc.’s Subsidiaries (incorporated herein by reference to Exhibit 21.1 to Eldorado Resorts, Inc.’s Annual Report on Form 10-K filed on March 15, 2016, as amended by Form 10-K/A filed on November 1, 2016).

23.1*	Consent of Ernst & Young, LLP with respect to Eldorado Resorts, Inc.

23.2*	Consent of Ernst & Young, LLP with respect to Eldorado Resorts, Inc.

23.3*	Consent of Ernst & Young, LLP with respect to Isle of Capri Casinos, Inc.

23.4*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 8.1).

23.5*	Consent of McDonald Carano Wilson (included in Exhibit 5.1).

23.6*	Consent of Mayer Brown LLP (included in Exhibit 8.2).

23.7**	Consent of Bonnie Biumi.

23.8**	Consent of Gregory J. Kozicz.

24.1**	Power of Attorney (included on signature page to initial filing of this Registration Statement on Form S-4 on November 3, 2016).

99.1	Voting Agreement, dated as of September 19, 2016, by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc. and GFIL Holdings, LLC (included as Annex B to the joint proxy statement/prospectus that is a part of this registration statement).

99.2	Voting Agreement, dated as of September 19, 2016, by and among Isle of Capri Casinos, Inc., Eldorado Resorts, Inc. and Recreational Enterprises, Inc. (included as Annex C to the joint proxy statement/prospectus that is a part of this registration statement).

99.3*	Form of Proxy Card for Eldorado Resorts, Inc.

99.4*	Form of Proxy Card for Isle of Capri Casinos, Inc.

99.5*	Form of Election Form.

99.6*	Consent of Credit Suisse Securities (USA) LLC.

99.7*	Consent of J.P. Morgan Securities LLC.

*	Filed herewith.

**	Previously filed.

†	Schedules and exhibits have been omitted pursuant to item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.